SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 1-13200

GRUPO ELEKTRA, S.A. de C.V.
(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F _______

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _______ No ___X____

 [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .]

TRADE IN THE MEXICAN STOCK EXCHANGE
As filed with the Mexican National Securities and Banking Commission on June 27, 20061.

ANNUAL REPORT PURSUANT TO THE GENERAL
REGULATIONS APPLICABLE TO SECURITIES ISSUERS
AND OTHER MARKET SECURITIES PARTICIPANTS (1).

For the fiscal year ended December 31, 2005.

GRUPO ELEKTRA, S.A. de C.V.
(BMV: ELEKTRA*, LATIBEX: XEKT)

UNITED MEXICAN STATES
Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur, No. 3579
Col. Tlalpan La Joya, Delegación Tlalpan
14,000 México, D.F.

Title of Each Class of outstanding shares of Grupo Elektra, S.A. de C.V.:	Name of the Stock Exchange in which is the values are registered:

Common Shares without par value of Grupo Elektra, S.A. de C.V.	Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”).

Common Shares without par value of Grupo Elektra, S.A. de C.V.	Spanish Stock Exchange (“Mercado de Valores de Latinoamérica” or “Latibex”).

The issuer’s shares are registered in the section of the National Equity Registry and are traded in the Stock Exchange.

The registration in the National Equity Registry do not certifies the goodness of the value nor the issuer’s credit standing.

__________________________________________________
1In this Form 6-K we translated to English language the Annual Report filed with the Mexican National Securities and Banking Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”) and with the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) on June 30, 2005. In case there is any difference between both documents, the Spanish version filed to the CNBV and BMV shall prevail.

i) Results of Operations	105
ii) Financial Condition, Liquidity and Capital Resources	112
iii) Internal Control	120
d) Critical Accounting Estimations	122

4. MANAGEMENT	125
a) Independent Auditors	125
b) Related Party Transactions and Conflicts of Interest	125
c) Management and Shareholders	131
d) By-Laws and Other Agreements	144

5. TRADING MARKET	161
a) Shares Representing the Capital Stock	161
b) Nature of the Trading Market	161

6. RESPONSIBLE PERSONS	161

7. EXHIBITS
a) Letters of Responsibility
i) Of the CEO and the Administration and Finance Vice-president
ii) Of the Chief Legal Officer
iii) Of the External Auditors, Horwath Castillo Miranda, S.C.
iv) Of the Statutory Auditor.
b) Certified Financial Statements and Statutory Auditor's Report.
i) Report of independent auditors
ii) Statutory Auditor's Report
iii) Consolidated financial statements:
Balance sheets
Statements of income
Statements of changes in shareholders' equity
Statements of changes in financial position
Notes to the consolidated financial statements

1. GENERAL INFORMATION

a) Glossary of Terms and Definitions

Not applicable.

b) Executive Summary

     (i) Presentation of Financial and Other Information.

     Grupo Elektra, S.A. de C.V. (“Grupo Elektra,” “we”, “the Company” or “the Group”) is a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States. Grupo Elektra was established in 1950 as a company engaged in the manufacturing of radios and in 1957 it began to operate as a retailer when it opened its first Elektra store.

     In this Annual Report (the “Annual Report”), references to “US$”, “Dollars” and “United States Dollars” are to United States dollars. In this Annual Report, all references to pesos are to Mexico’s currency of legal tender, and any reference to “P$”, “$”, “Ps.” Or “Pesos” are to Mexican Pesos, Mexican currency

     We prepare and maintain our accountancy in Mexican pesos. We maintain our books and records in Pesos and prepare our consolidated financial statements in Pesos. The Mexican Institute of Public Accountants (“MIPA”) has issued Bulletin B-10, “Recognition of the Effects of Inflation on Financial Information,” This bulletin outlines the inflation accounting methodology mandatory for all Mexican companies reporting under Generally Accepted Accounting Principles in Mexico (“Mexican GAAP”). Pursuant to Mexican GAAP, financial data for all periods in the financial statements included in Chapter 7 –“Exhibits- “Certified Financial Statements” and for all periods presented in this Annual Report, unless otherwise stated, have been expressed in purchasing power constant Pesos as of December 31, 2005 and 2004 respectively.

     Commencing January 1, 2001, we adopted Statement C-2 “Financial Instruments” issued by the Mexican Institute of Public Accountants (“MIPA”). Under this statement, all derivatives are required to be recognized in the balance sheet as either assets or liabilities, and measured at fair value.

     In 2004, the company decided on the early adoption of the provisions of Bulletin C-10 "Derivative Financial Instruments and Hedging Operations" issued by the MIPA applying them principally to the valuation and presentation of interest rate hedging instruments as well as derivative financial transactions.

     Also in 2004, the company decided on the early adoption of the provisions of Bulletin C- 15"Impairment of Long-Lived Assets and their disposal" issued by the MIPA, applying them principally to recognize the impairment of investment in shares of associated companies and related goodwill.

     The Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C (The Mexican Council for the Investigation and Development of Financial Information Standards “CINIF”), is an independent organization incorporated in 2002, which main objectives are to develop Financial Accounting Standards in Mexico, the research, survey, issuance and release therof [of such standards], as well as to attain its convergence with the International Financial Information Standards (IFIS).

     On March 25, 2002, Grupo Elektra received the approval of the Department of Treasury and Public Credit (“Secretaría de Hacienda y Crédito Público” or “SHCP”by its initials in Spanish) to operate a bank under the name of Banca Azteca, S. A., Institución de Banca Múltiple (Full-Service Banking) (“Banco Azteca”), which was initially capitalized with approximately Ps. 227.5 million (nominal). On May 23, 2002, we incorporated Banco Azteca; as a corporation (sociedad anónima) organized under the laws of the United Mexican States, as a subsidiary of our Company. Banco Azteca was established primarily in order to finance credit sales in our stores, which is an integral part of our retail strategy.

     Prior to Banco Azteca’s organization, Grupo Elektra financed its Installment Sales Plan in Mexico through its “Elektrafin” subsidiary and provided savings accounts operations called “Guardadito” to its customers through an arrangement with Banca Serfin, (an unaffiliated Mexican bank), by virtue of an agreement between them.

     Banco Azteca began public operations on October 2002, providing savings account services primarily through its Grupo Elektra in-store branch network. In addition, since December 2002 Banco Azteca has provided consumer credit services through the aforementioned store network, and to a limited extent through a third party retail distribution network. Currently the main activities and operations carried out by Banco Azteca are the granting of credit and loans, securing funds from public investors, securities investments, securities repurchase, debt issuance, and other full-banking services operations according to the provisions of the Financial Institutions Law (“FIL”). For more information See “2. The Company – b) Description of the Business – ii) Distributions Channels – Banco Azteca”.

     In December 2002, Grupo Elektra consolidated within Banco Azteca all its sales operations previously provided through Elektrafin and its savings account services previously provided through Banco Serfin.

     Throughout the text of this Annual Report you will find references to our installment sales program, our savings accounts “Guardadito” that were carried out by Grupo Elektra, as well as the consumer credit and savings operations and collection procedures currently carried out by Banco Azteca, which depending on the date they were provided, should refer to services provided by Grupo Elektra or Banco Azteca, as applicable.

     Starting from the fourth quarter of 2003, we began to present the results of Banco Azteca under the consolidation method and since 2004 we are doing the same with Seguros Azteca and Afore Azteca. Starting from 2005 we integrated Banco Azteca (Panama) to this same method. All figures and discussions detailed in this Annual Report result from the application of this accounting method, which provides a clearer overview of Grupo Elektra.

      This Annual Report contains conversions of certain Peso amounts into U.S. Dollars at specified rates solely for the convenience of the reader. These conversions should not be construed as representations that the Peso amounts actually represent such U.S. Dollars amounts or could be converted into U.S. Dollars at the rates indicated or at any other rate. Unless otherwise stated, such amounts in U.S. Dollar have been converted into Mexican pesos at an exchange rate of Ps.10.61 to US$1.00. On June 26, 2006, the Noon Buying Rate was Ps. 11.4120 to US$1.00.

     (ii) Forward-Looking Statements

     This Annual Report contains words, such as “believe,” “expect” and “anticipate” and similar expressions that identify forward-looking statements. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to effects on our company from competition, limitations on our access to sources of financing on competitive terms, significant economic or political developments in Mexico and changes in our regulatory environment, particularly developments affecting the regulation of consumer credit services. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

     (iii) Performance of the Shares in the Securities Market.

     Grupo Elektra shares are traded in: (i) the Mexican Stock Exchange as of December 13, 1993; and (ii) as of November 16, 2004 the Market for Latin American Stocks in Euros (“Mercado de Valores de Latinoamérica” or “Latibex”) under ticker "XEKT”.

     It is important to point out that until August 1st, 2005, the Company’s GDSs were traded in the New York Stock Exchange (“New York Stock Exchange” or “NYSE”). For more information see “1. General Information - e) Significant Changes in the Rights of Securities registered in the National Securities Registry”.

c) Risk Factors

     (i) Risks Associated with Grupo Elektra.

     Our business is highly dependent on the Mexican economy.

     The success of our business is to a very large extent subject to the cycles of the Mexican economy, which in turn are very much influenced by the economy of the United States of America. Any recession in the Mexican economy may directly and fundamentally impact the purchasing power of the population and the quality of our accounts receivable portfolio. The macroeconomic environment in which we operate is beyond our control. It is one of the major risks of our business and could have a material adverse effect on the success of our operations.

     Our success depends on our retention of certain key personnel, our ability to hire additional key personnel and the maintenance of good labor relations.

     The Company depends on the good performance of our executive officers and key employees. In particular, our senior management has significant experience in specialized trade, electronics, white goods, household goods, furniture, banking, financial sector, pension fund management, and insurance industries, and the loss of any of them could negatively affect our ability to execute our business strategy. Additionally, not our entire “key personnel” have life insurance policies.

     Our future success also depends on our continuing ability to identify, hire, train, reduce employee turnover, and retain other qualified sales, marketing and managerial personnel. Competition for such qualified personnel is intense and we may be unable to attract, assimilate, reduce employee turnover or retain them at levels of experience or compensation, that are necessary to sustain or expand our operations. Our business will be harmed if we cannot attract these necessary personnel. In addition, approximately 21.6% of our employees are members of various unions, and we could incur higher ongoing labor costs and disruptions in our operations in the event of a strike or other work stoppage.

     Our international operations expose us to numerous risks.

     We have retail operations in various foreign countries, including Peru, Honduras, Guatemala, El Salvador and Panama, and we intend to pursue any beneficial commercial opportunities that may arise in these and other Latin American countries. Net revenues from operations in these foreign countries represented approximately 7.1% of our net revenues in 2005. We are subject to the risks inherent to conducting business across the Mexican borders, any one of which could negatively impact our business. These risks include:

  Economic depressions;
  Currency exchange rate fluctuations;
  Changes in governmental policy;
  International incidents;
  Military uprising;
  Government instability;
  Nationalization of foreign assets; and
  Government protectionism.

     We cannot assure you that one or more of these factors will not impair our current or future international operations and, as a result, harm our overall business.

     We may have difficulty in obtaining enough quality, low-cost merchandise.

     Part of our future success depends on our ability to select and purchase quality merchandise at attractive prices. We have historically been able to locate and purchase quality merchandise, but such merchandise may not be available in the future, or it may not be available in quantities necessary to accommodate our expanding business; besides, it may become subject to higher import taxes than it currently is. We are not generally dependent on any single supplier or group of suppliers. Sony, LG Electronics, Samsung Electronics, Mabe, Panasonic and Whirlpool represent a very significant portion of our supplies. Our business and results of operations may be adversely affected by a disruption in the availability of sufficient quantities of high quality, affordable merchandise.

     Our future success depends on whether we can continue to deliver our products to our stores in a timely and cost-efficient manner.

     Our future success depends in part on whether we can continue to deliver our products to our stores in a timely and cost-efficient manner. Most of inventory is shipped or picked up directly from suppliers and delivered to our twelve regional distribution centers in Mexico, as well as to our distribution centers in the other countries where we operate. The inventory is then processed and distributed to our stores. The orderly operation of our receiving and distribution process depends on effective management of our distribution centers and strict adherence to shipping logistic schedules. Our rapid growth puts significant pressure on our distribution and receiving systems. Some of the factors that could have an adverse effect on our distribution and receiving systems are:

  Expansion, replacement and addition of distribution centers to accommodate our growth;
  Shipping disruptions; and
  Natural or other disasters such as a fire, an explosion, a hurricane, a tornado, a flood, an earth quake or other disaster at our distribution facilities that could result in a significant disruption in the receipt and distribution of goods.

     Our agreements with Western Union constitute the main source of our U.S. dollar denominated income.

     Our exclusivity Agreements with Western Union (and certain related agreements) constitutes our principal sources of U.S. dollar denominated revenues. This source of revenue is particularly important since we apply the cash flow to the payment of part of our debt. In the year 2006 we renewed our agreements with Western Union for a 6 year and one month-period under financial conditions similar to those of previous agreements.

     Said agreements with Western Union expire in 2012, and we cannot assure you that we will be able to renew these agreements or that in the event that we are able to renew, that such renewals will be on favorable terms for the Company. Failure to renew these agreements and to secure new or additional sources of U.S. dollar denominated revenues may have an adverse effect on our results of operations.

     Our financing arrangements had limitations that, according to the criteria of our executive personnel, could affect the operation of our businesses.

     There were financing agreements prior to April 21, 2004, date in which Grupo Elektra amortized in advance the Notes for US$275 million (the Notes and Senior Notes), with a 12% rate with a 2008 maturity. The terms of said Notes imposed certain financial limitations and other, including limitations on:

  The contracting of additional debt;
  The ability to make investments;
  The ability to create liens; and
  The ability to dispose of assets.

     During the term of the aforementioned bond agreement, our debt and such financial restrictions made the Company more vulnerable to economic depressions, since they limit our ability to withstand competitive pressure and reduced our flexibility in responding to changing business or economic conditions. Currently, the Company does not have any financing arrangement that restricts or limits management’s discretion in the operation of our businesses, although we may make such arrangements in the future.

     We rely on our relationship with our affiliated companies, and any impairment of that relationship may affect our businesses

     Our main controlling shareholders are Hugo Salinas Rocha’s heirs, Esther Pliego de Salinas, and Ricardo B. Salinas Pliego, who is also part of the controlling shareholders of TV Azteca, one of the two largest producers of Spanish language television in the world. Advertising through TV Azteca is an important element of our marketing strategy. Any impairment of our ability to obtain advertising under attractive conditions may have a material adverse effect on our business, results of operations or financial condition.

     We often engage in a variety of transactions with companies owned by our controlling shareholders which may cause conflicts of interest.

     We have engaged and will continue to engage in a variety of transactions with TV Azteca, Movil@ccess, Unefon, Banco Azteca, Afore Azteca, Seguros Azteca and other entities owned or controlled by Ricardo B. Salinas Pliego and our other controlling shareholders. See Item IV, “Management - b) Related Party Transactions and Conflicts of Interests.” While we intend to continue to carry out business with related parties on a free competition basis, we cannot assure you that such transactions will be unaffected by conflicts of interest between such parties and us.

     Loss of present or future market share to the benefit of our competitors may adversely affect our performance.

     Our business is highly competitive in all product categories as a sales percentage. Earnings primarily depend on the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost effective store operations. The retail sector throughout Latin America is fragmented and consumers are served by a number of formats, including traditional formats such as local, independent retail stores, modern formats such as retail chains and department stores, as well as informal outlets such as street vendors and outdoor markets. In general, our competitors in this business include other specialty stores, electronics and appliance stores and department stores, some of which are national and international in scope and may have greater resources than we possess in that specific country. Additionally, certain major U.S. retailers have established joint ventures with Mexican retailers and have opened stores in Mexico. We expect that other U.S. or European retailers may continue to do so in the future. Furthermore, we consider that the North American Free Trade Agreement (NAFTA), through which a “free trade” zone was established in North America, which eliminates in general the duties, tariffs and import barriers between Mexico, the United States of America and Canada, facilitates the entrance of retailers from the United States of America to the Mexican market. The free trade agreement between Mexico and the European Community, which entered into effect on July 1, 2000, also facilitates the entrance of European retailers to the Mexican market. We also face significant competition from the informal economy and parallel imports for the products that we sell. There can be no assurance that our performance will not be adversely affected by increased competition, consolidation of the retail sector and more sophisticated competitors from these and other sources.

     There may be an adverse impact on our margins from pricing pressure

     Pricing competition in the specialty-retailing sector is intense. Pricing pressure from competitor is increasing as the sector consolidates and more competitors are able to benefit from economies of scale and reduce their prices to consumers. Banco Azteca faces pressure on the pricing of the credit it extends to our customers as part of its credit sales program. There can be no assurance that we will be able to maintain or increase our current margins, the reduction of which could have a material adverse effect on our business.

     Our operating results are likely to fluctuate in future periods and, therefore, are difficult to predict.

     Our annual and quarterly operating results are likely to fluctuate significantly in the future as a result of numerous factors, many of which are outside our control. These factors include seasonal factors. Historically, we have experienced increased demand during the second and fourth quarters, as customers increase spending for Mother’s Day and Christmas compared to other times of the year. Our results of operations for any given quarter are not necessarily indicative of our annual results of operations.

     Our business is dependent on the integrity of our employees.

     Our profitability and success depend on the integrity and quality of our employees in every segment of our distribution cycle. Failures in the integrity and quality of our employees could have a negative impact on our profitability and on the success of our operations in general.

     Our business depends in part on the success of new products and services.

     The success of our operations and our profitability depends in part on the success of new products and services offered to our clients at our stores and branches, and how well they will respond to them. All the new products and services that are offered are first analyzed in a detailed process of market research and pilot-tests. However, we cannot guarantee that the new products and services will be successful once they are offered at our stores, or that they will be successful in the future. In addition, even if the pilot-tests are successful, our clients’ tastes, needs or desires may change over time, thus rendering our products and services obsolete or outdated.

     There is no certainty that the pilot test of our new store format will be successful in the future.

     Part of the success of our Company depends on the acceptance of our brands and the concept of our four store formats (Elektra, Salinas y Rocha, Bodega de Remates and Elektricity). To a great extent the success in our operations and our profitability depend on the results of our research and pilot tests. However, we cannot assure what the result of our pilot test shall be or if our [store] formats and brands will continue to be successful in the future or that they will continue to be part of our operations, as our customer’s tastes, needs and desires may change over time.

     Our offer of wireless telephony products and services in our stores depends on our suppliers.

     The success of the wireless telephony business line offered at our stores depends on the going concern and the logistics of the companies that supply their products and services at our stores. The lack of offer of these companies’ products and services at our stores could diminish traffic within our stores and could also reduce our competitive advantage as the largest national distributor of cellular products and services. Therefore, our performance and our operations may be adversely affected if the cellular companies cease to be going concerns or their supply systems are disrupted for any reason.

     As of December 31, 2005, the Company had an account receivable with one of its affiliated companies, Grupo Iusacell, Celular S. A. de C.V. (“Iusacell”) for a total amount of Ps.300.4 million, who at such date reflected in its balance sheet total liabilities greater than its total assets. During the first quarter of 2006, we continued entering into several commercial transactions with Iusacell.

     The payment of commissions on money transfers depends on the Mexican economy.

     The payment of commissions on our local electronic money transfer service depends in large part on the economic cycles in Mexico, which at the same time, are significantly influenced by the United States economy. Any recession in the Mexican economy could directly affect the capacity of our target market to do money transfers. The macroeconomic environment in which the Company operates is outside its control. Thus, any negative change in the Mexican economy could have a significant adverse effect on the payment of commissions for the service.

     We may face a loss in current market share in our money transfer business.

     There are several competitors in the local electronic money transfer business. The most important competitor is Telecomm-Telégrafos, as well as the Financial Institutions that during 2005 penetrated this field in a significant manner. The Company cannot assure that its performance may not be negatively affected by increased competition or aggressive plans of current competitors to increase their market share in the local electronic money transfers business. In addition, we could suffer a lower demand for our local electronic money transfer service due to the existence of alternate methods of transferring money.

     We could experience reduced demand for our money transfer services.

     Due to the existence of alternate methods of transferring money or the entrance of new competitors in the money transfer business, the Company could suffer a lower demand for its local and international electronic money transfer services, which may result in an adverse effect on our revenues.

     A change in our satellite network administration could disrupt our operations.

     Many of our day-to-day operations are conducted through a satellite network which is managed by a third party. If this third party stops granting the service definitely or indefinitely, there is a risk that our operations could not work in real time, thereby disrupting operations in our stores at all levels. In case we have to change our satellite network administrator, this process could take several weeks. In addition, there is no guarantee that the service offered by the new administrator will be of the same quality as the previous one.

     The significant equity interest of the majority shareholder may have an adverse effect on the future market price of the shares

     Approximately 74.95% of our equity is controlled by the heirs of Hugo Salinas Rocha, including Ricardo B. Salinas, Hugo Salinas Price and Esther Pliego de Salinas. These controlling shareholders have the power to determine the outcome of all actions requiring shareholders approval, including the power to appoint 8 of our 9 directors and to determine whether dividends will be paid. Furthermore, actions taken by our controlling shareholders with respect to the disposition of the shares they beneficially own, or the perception that such actions could be taken, may adversely affect the trading price of the shares in the Stock Markets where our shares are traded. See item 4 “Management” – b) Related Party Transactions and Conflicts of Interest”.

     We have significant transactions with affiliated companies that create potential conflicts of interest

     We regularly carry out transactions with affiliated companies, including entities owned or controlled by our Controlling Shareholders. See item 4 “Management” – b) Related Party Transactions and Conflicts of Interest”. Transactions with affiliated companies may create the potential for conflicts of interest to arise. To guard us against these potential conflicts of interest, we have established an Operations Committee with Related Party Transactions within our Board of Directors, in order that said Committee provides an independent review of transactions with affiliated companies to determine whether these transactions are related to our business and if they shall be consummated on terms that are at least as favorable to us as terms that would be obtained in a similar transaction entered into on a free competition basis with any unrelated third party. Nevertheless, conflicts of interest may arise having a negative effect on our results of operation.

     Holders of shares may experience dilution as a result of the exercise of stock options at prices substantially below the market price of the shares.

     On December 31, 2005, we had outstanding stock options with respect to approximately 44,341 shares at exercise prices at an average price of Ps. 12.50, Ps. 16.25 and Ps.20.00 per single-series share. In addition, we have issued in the past options at prices substantially below the then-prevailing market price of our shares. See item 4, “Management” – c) Board Members and Shareholders – Option plan for the purchase of shares”.

     The payment and amount of dividends are subject the determination of our controlling shareholders

     The payment and amount of the dividends shall be subject to the recommendations of our Board of Directors and to the approval of our shareholders. Therefore, as long as our controlling shareholders continue holding the majority of these shares, they shall, as a result, have the capacity to determine whether or not dividends shall be paid and the amount of any of them.

(ii) Risks Associated with Banco Azteca.

     We face uncertainty regarding our banking activity plans.

     In 2002, we established a new banking subsidiary named Banco Azteca, with initial capital of 227.5 million Mexican pesos (nominal). Banco Azteca provides financing to the consumer and receives deposits at our stores from clients, who previously had obtained financing through Elektrafin and who made deposits into their accounts in our stores through other contracts that we held with Banca Serfín.

     The continuation of Banco Azteca's operations has required additional contributions from us and it is probable that it will continue to require them. The rates of growth experienced by Banco Azteca over the past three years required us to provide a further 547 million pesos in capital to December 31, 2005. In addition, the bank faces competition from both local and international banks with branches in the national market. The bank is subject to banking regulations that are not applicable to our other lines of business and that can restrict our financial activities and the general flexibility of our operations. These laws and regulations can change over time and those changes could impose additional limits or conditions on the banking operations and income from them. The greater part of our base of clients are individuals without credit histories or whose histories are limited, and/or tend to fall into arrears with their credit obligations toward banks in times of financial difficulty. We cannot be sure that the banking activities will continue to be successful or profitable, nor that our commercial division will continue developing well as an isolated business. We cannot be sure that we will continue to be able to successfully integrate banking activities into our corporate structure or that Banco Azteca's financial results will not have a negative effect on our profitability.

     Risk of greater competition.

     Although we believe that Banco Azteca attends to those clients that traditionally have not been attended to by the Mexican banking system, it cannot be ensured that other banks or financial competitors will not participate more aggressively in our segment of the target market, which could provoke an adverse change in the volume and profitability of the placement of credit or capturing of savings from our clients.

     Risk from banking regulations and changes in laws.

     Like other high street banks in Mexico, Banco Azteca is subject to regulation and supervision by the Mexican banking authorities. These authorities are perfectly capable of adopting regulations and other requisites that could affect or restrict virtually all the aspects of capitalization, organization, and operations of Banco Azteca, including the authority to regulate the terms and conditions of credit, among them the interest rates that can be charged by Mexican banks. A change in the regulation for clients could have an adverse effect on our financial performance. Furthermore, the Mexican financial regulators have broad powers of reparation to ensure that the applicable regulatory requirements are met if Banco Azteca were not to meet these requirements. If the bank were to face important financial difficulties, or if it were to become insolvent or were in danger of becoming insolvent, the Mexican banking authorities would have the power to take control of the administration and operations of Banco Azteca.

     The Mexican banking laws and regulations are subject to continual revisions and modifications, and any one of these changes in the future could have an adverse impact, among other things, on the ability of Banco Azteca to grant and recover loans and other credits under the terms and conditions, including interest rates, that would be adequately profitable, which could have an adverse effect on Banco Azteca's financial situation. At the same time, restrictions to Banco Azteca's ability to generate profitable accounts payable derived from consumer credit could adversely affect those of Grupo Elektra's sales that are sustained by Banco Azteca's consumer financing activities.

     Risk of nationalization or expropriation of the Bank.

     Just like any other Mexican bank, Banco Azteca is subject to the risk of nationalization or expropriation by the Mexican authorities, just as occurred in 1982. This means that the federal government could acquire the property and/or control of Banco Azteca. If this were to happen, Grupo Elektra would have the right to compensation from the government as a result of the action, but it cannot be assured that the amount of this compensation that Grupo Elektra would receive would be representative of the total market value of our investment in Banco Azteca. Furthermore, Grupo Elektra would no longer have the right to receive the dividends and other capital distribution that may have been payable by Banco Azteca. In addition, such action by the government would force us to suspend financial banking activities and resume the financing of sales through staged payments/layaway that we offered before 2003 (as carried out through Elektrafin before the founding of Banco Azteca), which could have an adverse effect both on our global business model and on our profitability.

     Risk of controlled credit rates.

     The Mexican banking authorities can impose limits on the interest rates offered by Mexican banks. Among the implications of this risk for the bank is that it could result in a loss of competitiveness, which could in turn result in lower profitability.

     Banco Azteca cannot pay dividends during its first three fiscal years.

     The banking authorization granted in 2002 by the Internal Revenue Secretariat (Secretaría de Hacienda y Crédito Público) stipulates that Banco Azteca cannot pay dividends in its first three fiscal years. The regulations also establish that the total accumulated profit generated by operations will contribute to the net worth/net capital reserves of Banco Azteca during that period. For this reason, Banco Azteca could not be a source of income through payment of dividends for the group until 2006, based on the net profit generated in 2005. So, from the net profit generated in 2005, which amounted to 557.89 million pesos, a shareholder assembly agreed on February 28, 2006, to apply it to the accumulated results after the deduction of 10% of legal reserves.

     Risks of Administration.

     Banco Azteca (the "Bank") carries out its business based on the principles of commercial banking, which are aimed at creating and maintaining a conservative and not speculative risk profile. To this end, the Bank has developed and implemented goals, policies, and procedures for the management of risk that are consistent with the fundamental operational principles of the Institution and are based on the legal and normative framework in force as well as the best national and international practices in terms of the management of banking risk.

     The Bank has established a Unit for the Risk Management/ Administration of Risks, which will be in charged with the development and implementation of procedures to identify, measure, monitor, limit, control and report all risks to which its operations are exposed. Banco Azteca considers that Risk Management is an essential element of its organizational culture, for which reason it dedicates substantial resources to the systems of Risk Management, in order to ensure the measuring, monitoring, limitation, control and generation of reports that are more effective and efficient on the various risks to which the Bank is exposed.

     In the identification and administration of banking risks, it is considered that there are four principal risk categories that are inherent to the nature and reach of current banking activities: operational risk, market risk, credit risk and liquidity risk.

     Operational Risk.

     Operational risk is defined as the potential loss through internal failings or deficiencies, through errors in the processing and storage of the operations, or the transmission of information, as well as through administrative resolutions or adverse judgments, fraud or theft and is considered part of the Legal Risk and Technological Risk.

     Banco Azteca, in the process of implementing an operational risk methodology that conforms to the requirements stipulated by the Basel Committee for Banking Supervision, has focused on the development of a first stage that includes the following functions: Identification and documentation of the processes of the various Business Units of the institution; design of a historical database of loss events; definition of internal controls and establishment of policies and procedures for the management of operational risk, among others.

     Legal Risk

     Mexican legal provisions define legal risk as potential loss through a failure to comply with the applicable legal and administrative provisions, the issue of unfavorable administrative and judicial decisions, and the imposition of sanctions related to the operations of institutions. Legal risks include demands against the Bank or the imposing of legal action against third parties or an employee for incurring in an illegal action. As long as the corresponding judgment has not been completed, the estimated contingency will not be considered a total loss but will be considered a contingent liability. The contingency is defined after the lawyer in charge of each case presents an analysis that evaluates the result of each stage in the process.

     The Bank has developed a system of processing and control of litigations/ cases in which the Institution could act as accuser or accused; the system has a model to define measuring indicators and pursuit of the judicial risk conforming to a methodology based on the opinions of experts and statistical analysis.

     The legal department is charged with regulating and controlling the requests for the signing of contracts with Banco Azteca, as well as communicating the legal and administrative provisions that are applicable to Banco Azteca's operations.

     Market Risk.

     In line with the Mexican legal framework, market risk is defined as the probability of loss derived from changes in the risk factors that influence the value or expected results of activities with assets and liabilities or those that are derived from contingent liabilities, such as interest rates, exchange rates, and prices indices, among others. To measure this risk, the Bank employs the Value at Risk (VaR) implemented by Risk Metrics (Variance-Covariance), with a time horizon of one day and confidence intervals of 95%, 97.5%, and 99%.

     In addition to the measurement of risk, an analysis of historical scenarios has been implemented of the position on money, exchange and futures markets. The methodology consists of evaluating the market position considering the historical risk factors (prices, rates, exchange rates and index) registered over the past 252 days in order to obtain the worst loss resulting from such valuations.

     In line with our conservative philosophy in terms of risk, the treasury invested cash excess in government papers, therefore ensuring a low level of market exposure. The average market risk of the institution’s own position at the end of 2005 was 6.1 million pesos.

     Credit Risk.

     Banco Azteca's credit risk is defined as the potential loss through failure to pay by a credited or counterpart in the operations that the Institutions carry out, including real or personal guarantees that are granted, as well as any other mechanism of mitigation employed by credit institutions.

     To measure its counterpart risk exposure, the Bank estimates the loss it expects from financial operations, taking into account the credit quality of the counterparts involved and the guarantees presented. To December 31, 2005, the proprietary position of the Institution was invested in government paper with financial institutions with high credit qualification.

     The Bank determines the expected total loss and unexpected loss of the consumer credit portfolio with the application of the actuarial methodology based on the Credit Risk + model (a model used internationally and developed by Credit Suisse), which estimates and calculates the probable loss in a credit portfolio due to non-compliance of creditors with their payment obligations. The Bank also benefits from the broad experience of Grupo Elektra in the granting of consumer credit to its target client base, taking advantage of the dominion that it has gained in the work of credit analysis, administration, and collections that have been specifically designed according to the needs of the client base, and which at the same time have allowed it to guarantee a solid performance in the credit portfolio and a high level of recovery.

     To December 13, 2005, the expected loss for Banco Azteca's credit portfolio was calculated at 152 million pesos.

     Liquidity Risk

     The liquidity risk is defined as the potential loss due to the impossibility or difficulty in renewing liabilities or contracting others under conditions that are normal for the institution, or to the anticipated or forced sale of assets at unusual discounts to comply with obligations or other circumstances, as a position cannot be transferred, acquired, or covered in time through the establishment of an equivalent opposite position.

     The institution negotiates the risks of the general balance items focusing on a gap analysis, which consists of grouping future flows at maturity of assets and liabilities sensitive to fluctuations in interest rates.

     The Assets and Liabilities Committee and the Office of Treasurer are responsible for monitoring, analyzing, negotiating and reducing risk exposure, following the guidelines provided by Banco Azteca’s Administration Board, through the design of strategies to process the inherent interest rates risk of the balance assets and liabilities, supervising the limits and adhering to the set of rules and strategies provided by the Committee. The primary objective of Banco Azteca’ Office of Treasurer is to guarantee the payment of the Bank’s liabilities according to maturity. This is achieved by efficiently negotiating assets and liabilities and the careful monitoring of cash flows.

     To December 31, 2005, the risk of the general balance items from the Institution was conservative, due to compensation of flows at maturity (duration) of assets (127-day term) and liabilities (102-day term),, involving a low exposure of the general balance against adverse movements in the market interest rates.

     Capitalization Index

     Banco de Mexico’s’ standards to determine the capitalization index consider a net worth should be maintained in relation to the marked and credit risks. This net worth will not be less than the amount resulting from adding the injunctions of capital for both types of risk.

     Considering only the credit risk, the total capitalization index of the Institution was 13.76% until December 2005 (12.37% in 2004). Based on the basic capital/ base capital, the index was 13.48% (11.99% in 2004).

     Including the market risk for assessing risk-weighted assets, the total capitalization index of the Institution reached 11.40% (11.17% in 2004). Based on the basic capital, the index was 11.17% (10.83% in 2004).

	(million of pesos)

	Up and until Year ending December 31

	2004		2005

	Credit	Credit and Market	Credit	Credit and Market
	Risk	Risk	Risk	Risk

Base capital.	11.99%	10.83%	13.48%	11.17%
Complementary capital	0.38%	0.34%	0.28%	0.23%

Net worth	12.37%	11.17%	13.76%	11.40%

Assets in market risk	Pesos.	12,883.00	Pesos.	19,684.00
Assets in credit risk	Pesos.	1,386.00	Pesos.	4,072.00

Total assets at risk	Pesos.	14,269.00	Pesos.	23,756.00

     Capital and reserves.

     Capital based on risk

     According to the guidelines of Sufficiency of Capital adopted by SHCP, Banco Azteca is obligated to keep specific levels of capital based on risk, expressed as a percentage of Banco Azteca’s "risk-adjusted" assets, based on a non-consolidated basis. Banco Azteca’s risk-adjusted assets are estimated by applying specific factors to the Assets of Banco Azteca to weight the market risk and the credit risk. According to Mexican banking regulations, the banks must maintain a total capital equivalent to 8% of the assets with weighted risk. The basic capital must account for at least 50% of the total capital and includes the items defined in the applicable legislation as elements of the basic capital. Those elements of the basic capital include common capital stock; non- redeemable non-cumulative preferred shares of stock without time limit qualified as such and minority equities in the capital accounts of the consolidated subsidiaries. The basic capital does not include commercial credit and other intangible assets that must be deducted from it according to the applicable legislation. Please see, "Regulation – Legislation affecting Banco Azteca".

     The next table presents the calculation for Banco Azteca’s total capital based on risk by credit risk and market risk:

	(million of pesos)
	Up and until Year ending December 31

	2003		2004		2005
	Amount	Capital	Amount	Capital	Amount	Capital
		Required		Required		Required

Assets adjusted for market risk.	1,208.38	96.70	1,391.58	111.30	4,072.50	325.80
Assets adjusted for credit risk	5,952.77	476.20	12,936.85	1,034.90	19,683.40	1,574.70

Total assets adjusted for risk	7,161.15	572.90	14,328.43	1,146.20	23,755.90	1,900.50

	2003		2004		2005
	Amount	Percentage	Amount	Percentage	Amount	Percentage

Net worth	809.40	11.30	1,600.90	11.17	2,708.60	11.40
Capital based on minimum	572.90	8.00	1,146.30	8.00	1,900.50	8.00
required risk
Excess capital based on risk	236.50	3.30	454.70	3.17	808.10	3.40

     Market risk

     Mexican legislation establishes that commercial banks are obligated to maintain regulatory capital against market risk, as reflected in the assets of Banco Azteca. For this reason, market risk is defined as the impact produced in Banco Azteca's capital by the re-pricing gap between its assets and liabilities and currency differences.

     Credit risk

     In line with Mexican banking regulation, assets adjusted for credit risk are those that are exposed to a potential loss as a result of the inability or unwillingness of the credited to comply with the terms of his obligations due to his financial situation or disposition to pay. The Mexican regulations assign the assets with weighted credit risk to one of several weight categories based on percentages that generally reflect the global credit quality of said asset class. Certain categories of liabilities/obligations are subject to alternate percentages of risk weighting, including:

  BANXICO, Federal Mexican government and the Institute for the Protection of Bank Savings (IPAB, Instituto de Protección al Ahorro Bancario) — 0% percentage of risk weighting
  Banking institutions and public trusts — 20% risk weighting.
  Private debtors — 100% risk weighting.
  Mexican baking regulation also assigns a 115% risk weighting on related creditor liabilities.

     (iii) Risks Associated to the Laws of the Countries in Which We Operate.

     A change in consumer-related laws and regulations in consumer matters may have an adverse effect on our financial performance.

     Our consumer and banking services are regulated by the banking laws and regulations of the countries where they [the services] are offered. The Consumer Protection Act (the “Ley Federal de Protección al Consumidor” or “LFPC”), which regulates consumer Installment Sales Plans in Mexico, became effective on December 25, 1992. In Mexico, neither the Consumer Protection Law nor the Law for the Protections and Defense of Financial Service Users (Ley de Protección y Defensa al Usuario de Servicios Financieros) imposes any limit on the interest rate a merchant may charge a consumer in an installment sale or in a consumer credit transaction. We cannot assure you that in the future the Mexican Government will not impose limitations or additional informational requirements regarding such interest rates. A substantial portion of Banco Azteca’s revenues and operating cash flow is generated by granting consumer credit, and any such limitations or additional information requirements could have a material adverse effect on our financial performance. Furthermore, our financial performance could be materially and adversely affected by any material change in the regulations governing our collection practices and repossession procedures. The consumer protection laws and their enforcement in the other Latin American countries where we do business are comparable to Mexican law. However, a change in the regulatory environment in Mexico, or in the other countries where we operate, or the imposition of authorization requirements, could have a material adverse effect on our operations and our financial performance.

     The Mexican Antitrust Law could prevent us from consummating business combinations which could have an adverse effect on our businesses.

     The Mexican Antitrust Law (“Ley Federal de Competencia Económica” or “LFC”), provides for various antitrust regulations and requires approval of the Mexican Federal Competition Commission (“Comisión Federal de Competencia” or CFC”) for certain mergers, acquisitions and other corporate activities. We cannot guarantee that in the future, during the process of attempting to consummate business combinations or engaging in certain types of commercial activities, the Mexican Federal Competition Commission will not oppose to such combinations or activities. Such opposition may result in an adverse effect on our businesses.

     The approval of a money transfer law or regulation may have an adverse effect on our financial performance.

     At present, Mexican law does not limit the commission a merchant may charge a consumer in a money transfer service. However, there have been proposals since 2001 to amend the Commercial Code (“Código de Comercio” or “CC”) and the Criminal Code (“Código Penal” or “CP”) to impose limits on these commissions and to treat the charging of excessive commissions as a crime. We cannot assure you that in the future the Mexican Government will not impose prohibitions or limitations regarding such commissions. In the event these limitations are imposed, they could have a material adverse effect on our financial performance.

     Developments in other emerging market countries may have an adverse effect on the prices of our securities.

     The market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although the economic conditions in such countries may significantly differ from the economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In late October 1997, prices of both Mexican debt instruments and Mexican equity instruments dropped substantially, precipitated by a sharp fall in value of Asian markets. In like manner, in the second semester of 1998, prices of Mexican securities were adversely affected by the economic crises in Asia, Russia and Brazil. The economic crises in Venezuela and Argentina in 1992 and 2001 caused instability in Latin American financial markets; these type of cases could have a negative effect on the price of Mexican debt and in the capital markets. We cannot assure you that the market value of our securities would not be adversely affected by events elsewhere, especially in emerging market countries.

     (iv) Risks Related to our GDSs.

     GDSs Program Termination.

     By means of a General Extraordinary Shareholders’ Meeting held on June 1, 2005, our shareholders approved, among other matters, the following resolutions: (i) To terminate the Company’s GDSs program; (ii) To delist the Company in the New York Stock Exchange (“New York Stock Exchange” or “NYSE”); (iii) To Cancel the Company’s registration at the Securities and Exchange Commission (“SEC”), if at any time the Company meets the relevant requirements established in the United States of America.
      Furthermore, at the aforementioned meeting, our shareholders approved among other things, the termination of the Deposit Agreement governing our GDS’s Program. On June 9, 2005, we notified the depository of our GDS Program, The Bank of New York (“the Bank of New York” or “BoNY” or “the Depository”), and the New York Stock Exchange (“NYSE”), of the termination of the Deposit Agreement and instructed the Depository to (a) file with the Securities and Exchange Commission an amendment to the F-6 Form (“Form F-6”) to reduce the number of GDS’s registered to zero, (b) amend the Deposit Agreement to reduce to 60 days from the date of termination of the Deposit Agreement, the period for the Depository to sell the single-series shares held by it under the aforementioned agreement and, (c) notify GDS’s holders of such termination.

     On June 30, 2005, (a) the amendment to Form F-6 was submitted, (b) the amendment to the Deposit Agreement was carried out, and; (c) the Depository notified the GDSs holders the termination of the Deposit Agreement. Said termination entered into effect 30 days after the date of such notice, that is, on August 1, 2005. Additionally to the foregoing on the same date (a) trading of GDSs was suspended in the NYSE, (b) the NYSE filed a request with the SEC for the delisting of the GDSs, and (c) the 60 day term for holders of GDSs’ to exchange their GDSs for single-series common shares listed in the Mexican Stock Exchange began. Once that said period had concluded the Depository sold the single-series shares corresponding to the GDSs that were not exchanged

     Currently, the sale period for the single series shares by the Depository has ended, and there are no remaining single-series shares corresponding to GDSs that were not exchanged within the 60 day period.

     Therefore, we expect to file a request to cancel registration of our GDSs and single-series common shares with the SEC.

     If we cancelled the Company’s registration and its securities with the SEC, we will no longer have to comply with the periodic reporting requirements under United States laws, including the requirement to file annual reports with the SEC (“Form 20-F”). The delisting of the GDSs from the NYSE and the potential deregistration thereof and of our common shares with the SEC may also give rise to shareholders’ lawsuits against us, which, even if unsuccessful, could have a material adverse effect on our financial condition and results of operation or a negative impact on the price of our common shares.

     Recent amendments to our bylaws restrict the ability of the Company’s shareholders, including GDS holders, to submit the company to a foreign jurisdiction or to impose reporting obligations on the company. In addition, the amendments impose unlimited liability on any shareholder, who may violate such restrictions.

     By means of a General Extraordinary Shareholders Meeting held on June 1, 2005, our shareholders approved certain amendments to our bylaws. Pursuant to these amendments, our shareholders, GDSs holders or holders of any share issued by the Company (or any security that represents our shares, including participation certificates [“certificados de participación ordinarios”] “CPOs” by its initials in Spanish) cannot create, agree or participate in, either directly or through an intermediary, any act, agreement or mechanism involving the shares issued by the Company (or any security that represents them, including participation certificates CPOs) that may result, among others, in: (i) the Company being submitted to the competent jurisdiction of a foreign authority, and/or, (ii) the obligation of the Company to file with any authority, organization or foreign exchange, any report or information on the Company or any act related to it, its assets, or operations, directors, executive officers or the shares issued by the Company (or any security that represents them, including CPOs), unless the General Extraordinary Shareholders’ Meeting has previously adopted a favorable resolution to that effect. The amendments will restrict the ability of shares, including GDSs, to be traded outside of Mexico, and could adversely affect the price of GDSs and the shares representing them.
      Furthermore, pursuant to these amendments, in the event that any of our shareholders (or any holder of a security that represents them, including CPOs) does not comply with the shareholder restrictions described above, such holders and any other party involved (including the depository of respective program) shall be unrestrictedly liable to us and shall indemnify and hold the Company harmless and shall defend it [the Company] and its shareholders, directors, executive officers, employees, agents and representatives, for any loss, damage, claim, cost, expense or any other liability, including without limitation, fees, expenses and attorneys’ fees incurred by the Company that result from or are related to such default, regardless of any other right that the Company may have against such persons. Consequently, our shareholders, including GDS holders, who violate the aforementioned amendments could face lawsuits from the Company or from other shareholders and incur in significant liability.

     The protection granted to minority shareholders in Mexico is different from that granted in the United States of America.

     Under Mexican law, the protection granted to minority shareholders is different from that granted in the United States. In particular, there are different procedural requirements for bringing shareholder lawsuits. As a result, in practice it may be more difficult for our minority shareholders to enforce their rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company. Nevertheless, we believe that any legal action against any of the aforementioned persons, could affect the Company’s operation.

     Our bylaws limit the capacity of foreign shareholders to invoke the protection of their governments with respect to their shareholder’s rights as shareholders.

     As required by Mexican law, our bylaws provide that foreign shareholders shall be considered as Mexican citizens with respect to their ownership interests in our Company and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a foreign shareholder may not invoke the protection of his/her own government by asking such government to file a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but other rights he/she may have are not suspended, including any rights under the U.S. securities laws, with respect to their investment in our company. If the shareholders invoke the protection of their governments in violation of this agreement they shall forfeit their shares in benefit of the Mexican government.

     Exchange rate fluctuations may affect the value of our securities.

     Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar value of an investment in our equity securities as well as the value of dividends and other allocations paid with respect to those securities. See Item 3. “Financial Information - a) Selected Financial Data - (i) Exchange Rates.”

     (v) Risks Associated with Mexico.

     Economic developments in Mexico may adversely affect our business and results of operations.

     We are a Mexican corporation, and the majority of our subsidiaries are also Mexican corporations. As a result, our business may be significantly affected by the general condition of the Mexican economy, by the depreciation of the peso, by inflation and high interest rates in Mexico, or by political developments in Mexico, as is the case in this year of 2006 when we will have presidential elections in Mexico

     Mexico has experienced adverse economic conditions.

     Mexico experienced a severe economic crisis following the devaluation of the peso in December 1994. In recent years, economic crises in Asia (1977), Russia (1998), Argentina (2001), Brazil (2002) and other emerging markets have adversely affected the Mexican economy and could do so again. In 2003, the GDP increased by 1.4% year over year in real terms, while the inflation rate was 4%. In 2004, the GDP grew 4.2% year over year in real terms, and inflation registered a 5.2% increase. In 2005, inflation was 3.3% and the GDP increased by 3.0% in real terms as compared with 2004.

     In previous years, declines in growth, high rates of inflation and high interest rates in Mexico have generally had an adverse effect on our business. During 2005, the world economy showed its third consecutive year of expansion, mainly driven by the growth experienced by the U.S. and Chinese economies, which have been the main catalysts of the world economy. In line with world macroeconomic trends, during 2005, the Mexican economy showed a solid stability driven boosted by a positive performance of productive activities and components of aggregate demand. However, as seen in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could limit foreign investments in Mexico and adversely affect the Mexican economy. For example, if the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, its financial condition and results of operations could experience material adverse consequences because, among other things, the demand for the goods and services that we offer may decrease as consumers find it more difficult to pay for our products; or similarly, to save money in Banco Azteca.

     During 2005, the U.S. economy continued its expansion, though in a more moderate manner. Some economic indicators showed a slow down as compared with 2004, however we still consider that its economic activity was dynamic. Particularly, real GDP was 3.5%, compared to 4.4% reported in 2004. In addition to this, personal consumption expenses in 2005 were 3.5% lower than the 3.9% registered in 2004. If the economy of the United States of America would continue with this trend it would enter into a recession in the next years [and] Mexico’s currency could be adversely affected, thereby resulting in a negative impact on our financial condition and results of operations.

     Depreciation of the peso in relation to the U.S. dollar could adversely affect our financial condition and results of operations.

     Our sales volume may decrease following a significant devaluation or depreciation of the peso, if as a consequence consumers spend less on our products. Although the value of the peso in relation to the U.S. dollar has stabilized since 1998, any future depreciation or devaluation of the peso is likely to reduce our sales volume, which may have a material adverse effect on our results of operations.

     Drops in the value of the peso in relation to other currencies lead to an increase in the financial costs in pesos associated to the debt denominated in other currencies. Such drops could also cause us to register foreign exchange losses and could adversely affect our ability to meet our interest and principal obligations under the terms of our debt. As of December 31, 2003, we had approximately US$275 million debt denominated in U.S. dollars, which debt was settled in advance in 2004. As of December 31, 2005 we had no debt denominated in U.S. dollars. However, it is possible that the Company registers additional debt not denominated in pesos. The value of the peso will be subject to fluctuations in the future.

     Furthermore, a severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our debt. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could establish restrictive exchange rate policies in the future. To the extent that there are currency fluctuations, they are likely to continue to have an effect on our financial condition, results of operations and cash flows in future periods.

     Although the value of the peso/U.S. dollar exchange rate has stabilized in recent years, we cannot assure in any way that the value of the peso in relation to the United States Dollar shall not depreciate in the future.

     High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations .

     Mexico has experienced high levels of inflation in recent years, although a downtrend was registered for 2005 compared to the previous year. The annual rate of inflation, measured by changes in the National Consumer Price Index, was 4.0% for 2003, 5.2% for 2004 and 3.3% for 2005. On December 31, 2005 the 28-day Cetes (Treasury Bills) rate was 8.02% . High interest rates in Mexico may adversely affect our costs and thus our financial condition and results of operations.

     Political events in Mexico, emphasizing the transition to a new presidential administration, could affect Mexican economic policy and our operations.

     Mexican political events may also significantly affect our operations and the performance of Mexican securities, including our securities. In the Mexican national elections held six years ago on July 2, 2000, Vicente Fox of the Partido Acción Nacional (National Action Party or “PAN”) won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party or “PRI”). Neither the PRI nor the PAN succeeded in securing a majority in the Congress.

     During President Fox administration there have been no modifications in the government resulting in changes to the Mexican economic policies that would adversely affect our business. A change in economic policy, as well as currency instability, could have a material adverse effect on our business, financial condition, prospects and results of operations.

     The presidential candidates for this year’s election were announced in late 2005, and as a result, the political campaigns started at that time. The candidates that are most likely to win the presidency are the candidates of the PRI, PAN and PRD parties. Derived from the political developments we expect changes in the inflation rate, volatility in exchange rates and interest rates.

     During the first semester of 2006 the economic indicators gave positive signs and the Mexican economy has remained stable. However, this situation could, derived from the election, change to potential market uncertainty

     Structural reforms (such as tax, energy and labor reforms) are still pending and we cannot guarantee that they will be approved or that there will not be changes in Mexican monetary and fiscal policy that could negatively affect the Mexican economy and the results of our operations.

     Our business could be adversely affected by local acts of terrorism.

     In a situation of local terrorism, and in the event that our banking branches in Mexico were targeted, we could experience an important disruption in the business. Since a significant part of our banking branches are located inside our stores, such conflicts may cause damage or disruption in our ability to conduct our retail business and also to provide our banking and financial services on a daily basis. It is difficult to predict when acts of terrorism may occur or may end and to what extent these acts could affect our operating results.

vi) Quantitative and Qualitative Statement regarding the Market Risk

     We are exposed to market risks due to changes in interest rates, in foreign currencies exchange rates and in the price of our shares. As of December 31, 2005, we had derivatives agreements to cover risks on interest rates and exchange rates, additionally we had share derivatives agreements for investment purposes (See Note 10 of our Consolidated Financial Statements).

     Our risks and the potential profits or losses associated with these risks and instruments are discussed next.

     Interest Rate Risk

     The interest rate risk exists mainly in relation to our debt that accrues interest at variable rates. As of December 31, 2005, there was a Ps. 5,664 million (US$532.3 million) debt compared to Ps. 5,583 million (US$480.9 million) in 2004, of these 100% accrued interest at variable rates in 2005 and 2004 (See Note 9 of our Consolidated Financial Statements).

     We administer our interest rate risk by entering into futures, option and swap agreements that cover our exposure to variable interest rates.

     As of December 31, 2005 we had two interest rate swap agreements for an average notional amount of Ps. 2,077 million, Grupo Elektra pays for these agreements a fixed rate of 10.25% and receives a variable rate of TIIE (by its initials in Spanish Tasa de Interés Interbancaria de Equilibrio, Mexican Interbank Rate) 91d+250 bps. The last term covered expires on February 13, 2009.

     The estimated fair value of these agreements as of December 31, 2005 totaled the amount of Ps. 46.8 million in favor or Elektra.

     The potential change in fair value as of December 31, 2005 for these agreements which would result in a hypothetical and instant decrease of 10% in the interest rates, would reflect a loss for Elektra of approximately Ps. 31 million.

     As of December 31, 2004, we had an interest rate swap agreement for an average notional amount of Ps. 2,216 million and the last term covered expires on March 14, 2008, we also had the following interest rate futures operations

As of December 31 2004

Operation	Number of Agreements	Underlying	Flows to be delivered (1)	Flows to be received(1)	Accountable Net Balance(1)

Purchase	2,500	Interest rate	Ps. $ 255,000	Ps.$ 255,000	Ps.$ 0

___________
(1) Figures in thousands of pesos.

     The valuation effects recognized in the integral financing cost for this operation represent in 2004 an expense of $ 0.32 million for all interest rate purchase operations.

     The estimated fair value of the [interest] rate hedging agreements as of December 31, 2004 totaled an amount of Ps. 108 million in favor of Elektra.

     Exchange Rate Risk

     Our main exchange rate risk involves variations in the value of the [Mexican] peso in relation to the U.S. Dollar. A summary of our net exchange rate exposure is presented below. The assets denominated in U.S. dollars represent mainly cash, temporary investments and accounts receivable. The liabilities denominated in U.S. dollars represent mainly bank loans, long-term notes and amounts due to our suppliers.

     The information indicated below is expressed in thousands of U.S. dollars by reason of being the Company’s prevalent foreign currency.

     The Company had monetary assets and liabilities in the foreign currencies indicated below:

	2004			2005

		Central and			Central and
	Mexico	South	Total	Mexico	South	Total
		America (1)			America (1)

Assets	US$ 305,915	US$ 26,841	US$ 332,756	US$ 314,410	US$ 96,883	US$ 411,293
Liabilities	(6,056)	(26,326)	(32,382)	(7,654)	(50,697)	(58,351)

Long net position	US$ 299,859	US$ 515	US$ 300,374	US$ 306,756	US$ 46,186	US$ 352,942

_________________
(1) Denominated in several currencies, (Quetzales, Lempiras and Soles) which were converted into U.S. dollars considering the exchange rates as of December 31, 2005 and 2004.

     The cash flow required to service our liabilities is generated mainly in Mexican pesos. A hypothetical and instant 10% devaluation of the Mexican Peso at the “Noon Buying Rate” exchange rate (Ps. 11.6275 per 1 U.S. dollar) as of December 31, 2005, would have resulted in exchange rate estimated losses, based on our net liability position denominated in U.S. dollars as of December 31, 2005 of Ps. 3.5 million.

     We administer our exchange rate risk in our net liability position by entering from time to time into exchange rate options, swaps, forwards and futures agreements to cover a portion of our net liability position.

     In order to reduce the fluctuation of the exchange rate in the long and short position of foreign currencies as of December 31, 2005, the company had entered into purchase and sale transactions of advanced agreements for hedging of Peruvian Sol and U.S. dollar.

     The position of current transactions in exchange rate financial hedging instruments as of December 31 2005 and 2004 is presented as follows:

Transaction	Number of Agreements	Underlying	Flows to be delivered (1)	Flows to be received (1)	Net Accountable Balance (1)

2 0 0 5

Purchase	1	Peruvian Sol	Ps. 6,000	Ps. 6,000	Ps. 0
Sale	4,557	U.S. dollars	Ps.494,000	Ps. 509,000	Ps. 5,000
	2	Peruvian Sol	Ps.279,000	Ps. 287,000	Ps. 8,000
			Ps.773,000	Ps. 796,000	Ps. 23,000

2 0 0 4

Sale	300	U.S. dollar	Ps. 35,000	Ps. 34,000	Ps. 1,000

___________
(1) Figures in thousands of pesos.

     The purchase and sale transactions which underlying asset is referenced to the Peruvian Sol – U.S. dollar agreed by the Company fluctuate within the range of exchange rates of S/3.2618 to S/.3.4582 per 1 US$ as of December 31, 2005.

     The sale transactions which underlying asset is referenced to the U.S. dollar – Mexican peso (28 day DEUA) agreed by the Company in the entering into futures agreements, fluctuated within the range of exchanges rates of Ps. $ 11.5259 to Ps. $ 11.6970 per 1 US$ in 2005 (from $ 11.1700 to $11.4150 in 2004).

     The valuation effects recognized in the integral financing cost represent in 2005 an income of Ps. 8.7 million and Ps. 8.2 million for the purchase and sale transactions in Peruvian Soles and for the sale of U.S. dollars, respectively.

     The valuation effects recognized in the integral financing cost represent in 2004 an expense of Ps. 0.32 million for all interest rate purchase operations.

     The valuation effects recognized in the integral financing cost represent in 2004 an income of Ps. 0.72 for the sale transaction of U.S. dollars.

     The potential profit or loss in fair value of the position of the exchange rate hedging instruments agreement as of December 31, 2005 that could have resulted in a hypothetical and instant change of 20% of the value of the U.S. dollar would have been of approximately Ps. 7.9 million.

     d) Other Values

     Until July 30, 2005 our shares traded on the New York Stock Exchange as GDSs. For more information see paragraph e) significant changes in the Rights of Securities listed in the National Securities Registry.

     On November 11, 2004 Grupo Elektra formally requested the listing of its shares in the Market for Latin American Stocks in Euros (“Latibex”), and began trading its shares on November 16, 2004 under the ticker "XEKT”. Latibex is the only international Market dedicated to Latin American securities in Euros, and is regulated by the Spanish Stock Exchange Market Laws currently in effect. This market represents an ideal way to efficiently attract European investments in Latin American companies, since it allows investors from that region to buy and sell stock of the main Latin American companies through a unique market, with a unique operating system to contract and settle under one currency. As a result, Latin American securities listed on Latibex are traded and settled as any other Spanish securities. In addition, Latibex represents for Latin American companies a simple, efficient and transparent access to the European securities markets. Grupo Elektra’s ordinary shares, with full corporate and economic rights, trade in the same units traded in Mexico: one common share.

     In addition to reporting on a quarterly and annual basis to the Mexican Stock Exchange (“BMV”), it reports to: (i) SEC, filing 20F forms (on an annual basis until 2003) and 6K (quarterly) which include quarterly financial statements, the same 6K form is used to notify of important events whenever any such event occurs; and (ii) to the Governing Council (Consejo Rector) (Latibex) our annual audited results and the relevant information that the Company has submitted to the BMV.

     e) Significant changes in the Rights of Securities Listed in the Registry

     Since the initial issuance of the “L” series shares on December 13, 1993, the “L” series shares were traded on Subsection “A” of the Mexican Stock Exchange. Subsequent to the restructuring of our capital carried out on July 12, 1994, the CPO replaced the “L” series share as the main capital instrument of our company traded in Mexico. In December 1994, we completed a Level II listing in the form of GDSs on the New York Stock Exchange (“New York Stock Exchange” or “NYSE”) which are traded under the symbol “EKT”.

     Our CPOs were traded in the Mexican Stock Exchange. Each CPO represented financial interests in and limited voting rights with respect to two Series “B” Shares and one Series “L” Share. On August 15, 1997, our shareholders approved a conversion of shares of 10 to 1 of our capital stock. Before October 3, 1997, date in which this conversion of shares became effective, each GDS was covered 2 CPOs. After and as of December 31, 2000, each GDS covered 10 CPOs, as issued by the Fiduciary of the CPOs Trust. The GDSs are traded in the NYSE.

     On December 18, 2000, we completed the merger of Grupo Elektra into Grupo SyR, as a result of which all pre-merger shares, CPOs and GDSs were technically replaced with identical numbers of post-merger Shares, CPOs and GDSs, with identical features of Grupo SyR, which is now named Grupo Elektra. As of December 31, 2000, 111,731,940 of our CPOs were represented by 11,173,194 GDSs.

     On April 18, 2002 the Board of Directors of Grupo Elektra approved a share restructuring plan converting all three classes of existing shares into a single new Series of Common Shares. At a General Extraordinary Meeting of shareholders of Series “A”, “B” and “L” shares held on June 25, 2002, the shareholders approved the conversion of all three Series into a single series of common shares, with no par value, with full voting rights, at a conversion ratio of 15 Shares (of Series “A”, “B” and “L” [shares]) for each new Common Share. The share restructuring became effective on September 9, 2002.

     As consequence of our share restructure, all three of the existing series of shares, “A”, “B” and “L”, were converted into a single new series of shares and the CPOs were converted into common shares at the following ratio:

  1 new common share = 5 old CPOs (representing 10 Series “B” Shares and 5 Series “L” Shares)
  1 new GDS = 20 old CPOs (representing 40 Series “B” Shares and 20 Series “L” Shares).

     As a result of the share restructuring, the Series “A”, “B” and “L” Shares and the CPOs were cancelled as well as their listing on the Mexican Stock Exchange and the NYSE. In addition, the CPO Trust Agreement with Banco del Atlántico was terminated.

     As a result of the share restructuring, 288,630,604 Common Shares were issued in exchange for (i) 1,495,024,470 Series “A” Shares, (ii) 2,347,018,555 Series “B” Shares and (iii) 487,416,030 Series “L” Shares.

     Said share restructuring did not alter in any way the economic and corporate rights of our shareholders, on the contrary, under this corporate scheme full voting rights were granted to shareholders who, as the case maybe, had restricted voting rights (Series “L”). The share restructure was implemented in order to improve the liquidity of our capital stock, eliminate disparities in the rights of our shareholders, and increase the parity and the transparency of our equity structure, which we believe will allow the markets to better track and evaluate our per share performance.

     As of December 31, 2004 we had 4,124,110 GDSs, which represented 16,496,440 common shares. As most of the GDSs were held by a Depository, The Depository Trust Company, it was not practicable for us to determine the number of GDSs or shares beneficially owned in the United States.

     On March 1, 2005 we canceled 4,339,440 Single-Series shares that were in our repurchase fund. This cancellation was made to definitely release the fund’s repurchase available capacity as well as to help diminish the volatility of the share price in the event of market over-offer situations. This cancellation was ratified by our shareholders on March 31, 2005. Consequently, the total number of our single-series shares was reduced to 284,291,164.

     On June 01, 2005 our shareholders approved among others the following resolutions: (i) To terminate the Company’s GDSs Program; (ii) To delist the Company from the New York

Stock Exchange; (iii) To cancel the registration of the Company from the Securities and Exchange Commission (“SEC”), if at any moment the Company meets the requirements established by the United States of America.

     Furthermore, in the same shareholders meeting, our shareholders approved among other things, the termination of the Deposit Agreement governing our GDS program. In compliance with such resolutions adopted on June 9, 2005, we notified the depository of our GDS program, The Bank of New York (“the Bank of New York” or “BoNY” or “the Depository”), and the New York Stock Exchange (“the New York Stock Exchange”or “NYSE”), of the termination of the Deposit Agreement and instructed the Depository to (a) file with the SEC an amendment to Form F-6 (“Form F-6”) to reduce the number of GDSs registered to zero, (b) amend the Deposit Agreement to reduce to 60 days from the date of termination of the Deposit Agreement the period for the Depository to sell the single- series shares held under the aforementioned agreement and, (c) notify GDS holders of such termination.

     On June 30, 2005, (a) the amendment to Form F-6 was submitted, (b) the amendment to the Deposit Agreement was carried out, and; (c) the Depository notified the GDSs holders the termination of the Deposit Agreement. Said termination entered into effect 30 days after the date of such notice, that is, on August 1, 2005. Additionally to the foregoing on the same date (a) trading of GDSs was suspended in the NYSE, (b) the NYSE filed a request with the SEC for the delisting of the GDSs, and (c) the 60 day term for holders of GDSs to exchange their GDSs for single-series common shares listed in the Mexican Stock Exchange began. Once that said period had concluded the Depository sold the single series shares corresponding to the GDSs that were not exchanged

     Currently, the sale period for the single-series shares by the Depository has ended, and there are no remaining single-series shares corresponding to GDSs that were not exchanged within the 60 day period.

     Therefore, we expect to file a request for the delisting of our GDSs and single series common shares with the SEC once that we have at least 300 holders who are U.S.residents, according to United State of America Laws. See Item 1. “General Information –c) Risk Factors – iv) Risk related to our GDSs”.

     The following charts establish, for the periods indicated, the reported maximum and minimum closing prices for our common shares in the Mexican Stock Exchange, for the GDSs on the NYSE and for the shares in the Market for Latin American Stocks in Euros (“Latibex”). The prices have not been updated in constant currency units but have been restated to reflect the stock restructuring described above:

	Mexican Stock
	Exchange		New York Exchange		Latibex
	Nominal Pesos Per		US$ per GDS (2)		Euro per Share (3)
	Common Share

	Maximum	Minimum	Maximum	Minimum	Maximum	Minimum

1999	47.30	19.00	19.87	7.00	N/A	N/A
2000	65.80	34.00	28.50	13.87	N/A	N/A
2001	51.00	22.00	21.25	9.10	N/A	N/A
2002	55.00	23.23	23.12	9.30	N/A	N/A
2003	61.04	20.27	21.96	7.42	N/A	N/A

2004
First Quarter	74.94	49.81	26.76	18.39	N/A	N/A

Second Quarter	77.03	58.00	27.58	19.8	N/A	N/A
Third Quarter	77.47	63.31	26.97	23.21	N/A	N/A
Fourth Quarter	108.42	76.4	38.94	26.86	N/A	N/A

2005

First Quarter	103.50	88.61	37.24	31.50	7.23	6.13
Second Quarter	89.60	75.03	32.05	27.35	6.13	6.08
Third Quarter	88.68	75.80	N/A	N/A	6.94	5.64
Fourth Quarter	96.31	77.03	N/A	N/A	7.62	5.90

2006
January	112.00	94.00	N/A	N/A	8.79	7.36
February	121.50	103.76	N/A	N/A	9.97	8.18
March	120.00	108.81	N/A	N/A	9.62	8.21
April	119.37	109.77	N/A	N/A	8.81	8.01
May	140.23	120.56	N/A	N/A	10.12	8.43
June(1)	122.00	102.74	N/A	N/A	8.46	7.12
_______________
(1)	Information as of June 26, 2006.
(2)	On August 1, 2005 our GDSs ceased being listed on the New York Stock Market.
(3)	On November 11, 2004, Grupo Elektra formally requested the registration of its shares in Latibex and started listing its shares on November 16, 2004 under ticker "XEKT”.

     On our Annual Shareholders’ Meeting held on March 29, 2006, our shareholders decided to approve the creation of a reserve in our capital account for US$200 million (approximately Ps. 2,172 million) for the repurchase of our shares. According to the rules established by the National Banking and Securities Commission (by its initials in Spanish Comisión Nacional Bancaria y de Valores “CNBV”) we can buy our common shares at the Mexican Stock Exchange, in the Market for Latin American Stocks in Euros (“Latibex”) and the GDSs at the NYSE (until July 30, 2005) at the prices prevailing at the time, up to the total of the funds held in such reserve.

f) Allotment of funds

     Not applicable.

g) Public Documents

     Upon application Grupo Elektra will provide for free written or oral information, including copies of any document or reports issued by the Company.

     Written, telephonical or e-mail applications shall be address to:

               Grupo Elektra, S.A. de C.V.
               Av. Insurgentes Sur No. 3579, Torre 1, Piso 8
               Col. Tlalpan, La Joya
               México, D.F. 14000
               Tel. 1720-7000.

To:

               Esteban Galíndez.

Director of Finance & RI.
Tel. +52 (55) 1720-7819
Fax. +52 (55) 1720-7822
egalindez@elektra.com.mx

     In addition, relevant information is also available electronically at www.sec.gov and at our website, www.grupoelektra.com.mx.

2. THE COMPANY.

a) History and Corporate Reorganization

     Grupo Elektra is a corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States. Grupo Elektra was founded in 1950 as a Company specialized in radios’ manufacturing and in 1957 started as a retailer with the opening of our first Elektra store.

     Our main offices are located at:

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur, No. 3579
Col. Tlalpan La Joya
Delegación Tlalpan
14000 México, D.F.
México
Tel: (5255) 17-20-70-00

     (i) History

     Grupo Elektra was founded in 1950, and expanded over the years to become a leading retailer in Mexico with significant operations in a number of other Latin American markets. On March 10, 1999, a syndicate of banks holding a majority equity interest in one of our biggest competitors in Mexico, Grupo SyR, S.A. de C.V. (“Grupo SyR”), together with certain individual shareholders of Grupo SyR, declared Grupo Elektra the winner of an auction to acquire a 94.3% equity interest in Grupo SyR. Grupo Elektra won the auction with a bid of approximately US$77.7 million.

     After the acquisition of Grupo SyR, Grupo Elektra initiated a corporate reorganization to take advantage of certain tax loss carry-forwards reported by Grupo SyR, and to make the corporate structure more efficient.

     On July 30, 1999, Salinas y Rocha (the principal operating subsidiary of Grupo SyR) spun off three operating companies: (i) Salinas y Rocha, (ii) Elektra Comercial, S.A. de C.V., and (iii) Elektrafin Comercial, S.A. de C.V.

     On November 12, 1999, Corporación Diprofin, S.A. de C.V. and Artículos Domésticos al Mayoreo, S.A. de C.V., subsidiaries of Grupo Elektra, merged with and into Grupo SyR.

     On December 8, 1999, Elektra, S.A. de C.V. and Elektrafin, S.A. de C.V., subsidiaries of Grupo Elektra, merged with and into Elektra Comercial, S.A. de C.V. and Elektrafin Comercial, S.A. de C.V., respectively.

     As a result of this corporate reorganization, Grupo Elektra owned 99.9% of Grupo SyR, which, at that time, had Elektra Comercial, S.A. de C.V., Elektrafin Comercial, S.A. de C.V., Salinas y Rocha and The One as its main operating companies.

     On December 18, 2000, Grupo Elektra merged with and into Grupo SyR. As a result, Grupo SyR, the surviving company, changed its name to Grupo Elektra, S.A. de C.V. and all of the operating companies, including Elektra Comercial, Elektrafin Comercial, Salinas y Rocha and The One were, at that time, its subsidiaries.

     On December 26, 2001, in a further internal reorganization, Elektra Comercial, S.A. de C.V., merged with and into Elektra del Milenio, S.A. de C.V. (formerly known as Grupo Hecali, S.A. de C.V).

     On September 30, 2003, Grupo Elektra initiated a minor corporate reorganization in order to make its corporate structure more efficient. As a result of this corporate reorganization, T.H.E. O.N.E., S.A. de C.V. merged with and into Elektra del Milenio, S.A. de C.V., and on that same date Elektra del Milenio, S.A. de C.V., spun off a new company: Elektra Trading & Consulting Group, S.A. de C.V.

     Finally, on December 28, 2003, Elektrafin Comercial, S.A. de C.V., merged with and into Elektra del Milenio, S.A. de C.V.

     (ii) Significant Subsidiaries

     The chart below sets forth all of our direct and indirect significant subsidiaries and the percentage in equity interest that we own whether directly or indirectly as of December 31, 2005.

	Percentage
Name of Company	Owned	Activity

Elektra del Milenio, S.A. de C.V., a Mexican
corporation	99.9%	Retail
Salinas y Rocha, S.A. de C.V., a Mexican corporation	99.9%	Retail
Intra Mexicana, S.A. de C.V., a Mexican corporation	99.9%	Money Transfer Services
Mi Garantía Extendida, S.A. de C.V., a Mexican
corporation	99.9%	Extended Warranty Services
Importaciones Electrónicas Ribesa, S.A. de C.V., a
Mexican corporation	99.9%	Retail
Inmuebles Ardoma, S.A. de C.V., a Mexican
corporation	99.9%	Real Estate Leasing
Elektra Centroamérica, S.A. de C.V. a Mexican
corporation	99.9%	Shareholder
Banco Azteca , S.A. Institución de Banca Múltiple
(Banco Azteca ), a Mexican corporation	99.9%	Banking
Seguros Azteca, S.A. de C.V., a Mexican corporation	99.9%	Insurance
Afore Azteca, S.A. de C.V., a Mexican corporation	99.9%	Pension Fund Administrator
Compañía Operadora de Teatros, S.A. de C.V., a
Mexican corporation	99.9%	Real Estate Leasing
Banco Azteca Panamá S.A., a Panamanian
corporation.	99.9%	Banking
Seguros Azteca de Daños, S.A. de C.V., a Mexican
corporation	99.9%	Insurance

     On March 25, 2002, Grupo Elektra received the approval of the Department of Treasury and Public Credit (“Secretaría de Hacienda y Crédito Público” or “SHCP”) to incorporate and operate a full-service bank under the name of Banca Azteca, S. A., (Currently Banco Azteca), with an initial capitalization of Ps.227.5 million (nominal), Banco Azteca is a subsidiary owned by Grupo Elektra.

     When Banco Azteca was organized, it was established in order to ensure a dependable and consistent source of financing for our customer’s accounts receivable, which is an integral part of our retail strategy. Banco Azteca primarily exists for the purpose of providing credit and banking services, including sales credit and personal loans, mortgage loans, credit for companies, deposit-withdrawal services, public utilities payment, foreign currency purchase and sale, and banking services and Internet payment services. The Bank is also engaged in home mortgage lending activities, and to a relatively lower degree in commercial lending activities, among others. See “Banco Azteca.”

     On February 26, 2003, Grupo Elektra received final approval from the Department of Treasury and Public Credit (“Secretaría de Hacienda y Crédito Público” or “SHCP”) to operate a Pension Funds Administrator under the name of Afore Azteca, S.A. de C.V. with a capitalization of Ps.54 million (nominal). It was also authorized to constitute, operate and administrate a company specialized in investing the resources managed by the Afore in Mexico under the name of Siefore Azteca, S.A. de C.V. with a capitalization of Ps. 4 million (nominal). Afore Azteca and its subsidiary Siefore Azteca are subsidiaries of Grupo Elektra that began operations at a national level during the first quarter of 2003. Additionally, on July 20, 2004 the CONSAR (by its initials in Spanish Comisión Nacional del Sistema de Ahorro para el Retiro, National Commission for the Retirement Savings System) authorized the incorporation of Siefore Azteca Básica 1, S.A. de C.V. with an initial investment of Ps. 4 million (nominal). The coexistence of these siefores (by its initials in Spanish- Sociedades de Inversión Especializadas en Fondos para el Retiro, Specialized Retirement Fund Investment Firms) lies in the fact that the Siefore Azteca Básica 1 invest the resources of the assigned employees and of the employees who are 56 years old or older, whereas the Siefore Azteca invests the resources of employees who are less than 56 years old.

     On July 18, 2003, Grupo Elektra received final approval from the Department of Treasury and Public Credit (“Secretaría de Hacienda y Crédito Público” or “SHCP”) to purchase a private insurance company in Mexico that was later renamed Seguros Azteca, S.A. de C.V. The Company acquired CIGNA Seguros, S.A. and its license to operate life, accident and health insurance. The transaction did not include the acquisition of any insurance portfolio in force or any liabilities. Seguros Azteca is a wholly-owned, non-restricted subsidiary of Grupo Elektra. Seguros Azteca began operations at a national level during the second quarter of 2004.

     Seguros Azteca, with a young and renewed vision, focuses on a population segment that has traditionally been ignored by the Mexican insurance industry. Currently its main product is Vidamax (life insurance), which is offered for a small extra weekly payment to all our customers who are granted consumer credit in cash or who have acquired a cell phone through a credit from Banco Azteca. The life insurance policies offered by Seguros Azteca are simple, and can be purchased at a low price. Additionally, our products focus on guaranteeing the fulfillment of our customers’ ideals regarding savings, education and support for their loved ones. The innovation and understanding of our customer are and will be a guide for designing our strategy. See “Seguros Azteca”.

     On November 24, 2004 we received a banking license from, the Superintendecia de Bancos de la República de Panamá, under resolution number SB-224-2004 (Panama’s Banking Commission, or “SBRP”) with a capitalization of US$10 million Banco Azteca Panamá is subsidiary property of Grupo Elektra which began operations on March 1, 2005.

     (iii) Strategic Investments

CASA

     On March 26, 1996, we purchased 35.85% of the capital stock of Comunicaciones Avanzadas, S.A. de C.V. (“CASA”), a holding company through which our Controlling Shareholders own their interests in TV Azteca and Grupo COTSA, S.A. de C.V. (“Grupo COTSA”). CASA indirectly owns (through Azteca Holdings, S.A. de C.V., an intermediary holding company in which CASA holds an 89.9% equity interest) approximately 53.1% of the outstanding common stock of TV Azteca and 98.37% of the outstanding common stock of Grupo de Desarrollo Inmobiliario Salinas (GDIS formerly Grupo COTSA). We acquired our equity interest in CASA in exchange for capitalizing US$45.4 million of accounts receivable due to us from CASA and its subsidiaries, and paying US$62.2 million in cash, which CASA used to repay bank debt incurred in connection with the acquisition of TV Azteca and Grupo COTSA shares. We acquired non-voting “N” Shares in CASA, together with the right to exchange such “N” Shares for 226.4 million CPOs of TV Azteca owned by Azteca Holdings This exchange right allows us to effectively exchange all of the CASA “N” Shares for shares representing approximately 7.6% of TV Azteca’s capital stock.

     Until March 25, 2006, Grupo Elektra had the right to exchange its indirect equity interest of 18.1% (with a market value of approximately US$294 million2 up to that date) for CPOs representing 7.6% of the capital stock of TV Azteca (equivalent to approximately US$142 million3 up to that date). The auditing and related parties committees wholly comprised of independent directors, by means of resolution [adopted] on March 23, 2006, unanimously recommended not to exercise the exchange option in order not to lose value on said fiscal year.

     The committees considered that the recommendation not to exercise the option was a better alternative for the shareholders of the company, and given the significant capitalization value of TV Azteca, its solid position in the dynamic media sector in Mexico, and of the notable growth perspectives at a national level and in the Hispanic market of the U.S.A. The recommendation of the Committees was ratified by the Board on its meeting held on May 3, 2006.

TV Azteca

     In July 1993, an investor group, including the controlling shareholders of Grupo Elektra, acquired a controlling interest in TV Azteca, one of Mexico’s two over-the-air television broadcasters. TV Azteca owns and operates two national networks, Azteca 7 and Azteca 13. These networks are comprised of 316 television transmission sites located throughout Mexico that broadcast programming at least 23.5 hours a day, seven days a week. 272 of the network’s stations are repeater stations that rebroadcast programming and advertisements received from the Mexico City anchor stations. The remaining 44 network stations broadcast local programming and advertisements in addition to the programming and advertisements supplied by the anchor stations.

     TV Azteca is one of the two largest producers of Spanish-language television programming worldwide and it is the second largest television broadcasting company in Mexico based on audience and market share. TV Azteca is the owner of six wholly-owned subsidiaries which include one Delaware corporation, Azteca International, and five Mexican corporations: Televisión Azteca, S.A. de C.V. (“Televisión Azteca”), Producciones Exclusivas, S.A. de C.V. formerly known as Azteca Digital, S.A. de C.V. (“Azteca Digital”), Grupo TV Azteca, S.A. de C.V. (“Grupo TV Azteca”), TV Azteca Comercializadora, S.A. de C.V. (“TV Azteca Comercializadora”) and Red Azteca Internacional, S.A. de C.V. (“Red Azteca”). Azteca International is a corporation of the United State of America that operates the Azteca America Network, a Spanish-speaking television broadcasting network focused on the rapidly growing U.S. Hispanic market. Televisión Azteca and Azteca Digital own and operate all of TV Azteca’s broadcast assets, including the

__________________________
[2]	(540.9 million TV Azteca’s CPOs x Ps. 6.8 (Closing Price of TVA as of March 23, 2006) / Ps. 10.85 – US$339 million – US$45 million (participation in liabilites of Azteca Holdings) = US$294 million.
[3]	(226.4 million TV Azteca’s CPOs x Ps. 6.8 (Closing price of TVA as of March 23, 2006 / Ps. 10.85 = US$142 million).

licenses to operate television broadcasters, the Company’s transmission equipment and the Company’s headquarters and production studios in Mexico City.

     Azteca 7 Network

The Azteca 7 network primarily targets middle and upper income adults between the ages of 18 and 44. In 2005, TV Azteca produced 38.1% of the Azteca 7 network’s weekday prime-time programming hours and 18.5% of its total programming hours. The network’s programming consists primarily of news programs, game shows, sports broadcasts and major feature films. As of December 31, 2005, the Azteca 7 network reached 95% of all Mexican television households.

     Azteca 13 Network

     The Azteca 13 network primarily targets middle income family of all ages. In 2005, TV Azteca produced 99.7% of the Azteca 13 network’s weekday prime-time programming hours and 75.1% of its total programming hours. The network’s programming consists primarily of soap operas, reality shows, news programs, talk shows, musical variety programs and sports broadcasts, mainly soccer.

     Soap operas are the most popular programming genre in Mexico and are a key factor in attracting the network’s target audience. In 2005, TV Azteca produced five soap operas which were among those of highest rating, regularly scheduled, prime-time programs on the Azteca 13 network. As of December 31, 2004, the Azteca 13 network reached 97% of all Mexican television households.

Todito.com

     On May 9, 2000, we signed a five-year strategic alliance with Todito.com, an Internet portal and niche for North American Spanish-speakers.

     On May 31, 2005, Todito.com spin-off into two newly created companies: Azteca Web, S.A. de C.V. and Todito Card, S.A. de C.V., thus disappearing Todito.com. The total assets of the original corporation were divided into two equal parts for each spin-off corporation. Through our indirect equity interest in CASA, we indirectly own 9.1% of Azteca Web and 9.1% of Todito.Card. See Item 2, “The Company - b) Description of the Business – Agreement with Todito” or item 4 “Management – b) Related Party Transactions and Conflict of Interest – Todito.com.”

Unefon

     Through our indirect equity interest in Azteca Holdings, we indirectly own 8.44% of Unefon, a provider of wireless telephony services in Mexico. See Item 2, “The Company – b) “Management - b) Related Party Transactions and Conflicts of Interest - Unefon.”

Movil@ccess (formerly Biper) and Iusacell

     We currently own, through Grupo Elektra and subsidiaries approximately 9.9% of the outstanding shares of Movil@access, a Mexican corporation that provides, among others, wireless e-mail and traditional paging services.

     On July 29, 2003, Movil@ccess acquired 74.6% of the total capital stock of Grupo Iusacell upon the conclusion of a tender offer for the entire capital stock of Iusacell. Iusacell is a Mexican provider of wireless telephony services.

Compañía Operadora de Teatros (COTSA)

     On September 30, 1999, Inmuebles Ardoma, S.A. de C.V. (a wholly-owned subsidiary of Grupo SyR (now Grupo Elektra) acquired approximately 90% of the capital stock of Compañía Operadora de Teatros, S.A. de C.V. (“COTSA”) through the capitalization of Ps.369.6 million (nominal) of accounts receivable that COTSA owed to the former. Before this acquisition, COTSA was a subsidiary of Grupo COTSA (a subsidiary of Azteca Holdings).

     On June 16 and 17, 2004, Grupo Elektra acquired from Grupo COTSA and from Azteca Digital (currently Producciones Exclusivas, a TV Azteca subsidiary), the remaining capital stock of COTSA. Consequently, COTSA is a wholly-owned subsidiary of Grupo Elektra.

     The main assets of COTSA are 67 buildings, most of which were converted to Elektra stores. Of those properties, 50 are shared between Elektra and third parties, 7 properties are leased exclusively to third parties and the 10 properties remaining are pending sale or lease.

(iv) Recent Events

     Renewal of out agreements with Western Union

     In 1996 Grupo Elektra and Western Union signed a 10 year agreement, in order for Grupo Elektra, through its Elektra, Salinas y Rocha, Bodega de Remates and branches of Banco Azteca, to act as paying agent of money transfers to Mexico.

     On January 11, 2006, the renewal of the relevant agreement was carried out with a term of six years and one month, under similar financial conditions to those of the prior agreement. The agreement also includes competitive advantages in the handling of trademarks and publicity.

     As part of the agreements, Grupo Elektra received financing for US$ 140 million, payable in four annual variable installments starting in January 2007, which shall accrue interest at an annual rate of 1.27% . Additionally, during the term of the agreement, US $50 million shall be received as partial consideration for the provision of the services.

     Additionally, the company became a paying agent of Vigo Remittance Corp, a leading company in international money transfers in Mexico.

     Consequently, Grupo Elektra shall broaden even more the range of options available for users of electronic money transfers between the United States of America and Mexico.

     Granting of a franchise to“Elektra Panamá”

     On November 9, 2005, Elektra del Milenio S.A. de C.V. entered into a franchise agreement with Elektra Panama, S.A., a company owned by a group of local investors.

     For the first time Grupo Elektra has a franchise format, this allowed to broaden the brand and promote competition in the commercial Panamanian sector, which translates in more and better products in the benefit of large sectors of the Panamanian society.

     There is a similar range of products and services in the Elektra Panama stores to those found in Mexico, and it targets a similar market, that is the middle and middle-low demographic sectors (socioeconomic categories C, D+ and D, defined by Mexian Association of Research Agencies). See Item 2. The Company – b) Description of the Business – (iii) Patents, Licenses, Brand and Other Agreements – Franchise Elektra Panama.

     Partial Sale of the Consumption Receivables Due and Payable of Banco Azteca

     On December 26, 2005, the receivables of a third party independent from the Group and which had been due and payable for 14 weeks or more were sold for Ps. 96.8 million recognizing this operation as an income, such receivables were estimated integrally under the doubtful collection category, which nominal balance totaled Ps. 552.0 million.

     Non- exercise of the exchange option of CASA’s shares for TV Azteca’s CPOs.

     Until March 25, 2006, Grupo Elektra was entitled to exchange its indirect equity interest of 18.1% (with a market value of approximately US$294 million), for CPOs representing 7.6% of the capital [stock] of TV Azteca (equivalent to approximately US$142 million). The auditing and related parties committees composed by independent directors, by means of resolution of March 23, 2006, unanimously recommended not to exercise the exchange option to the effects of not losing value through such exercise.

     The committees considered that the recommendation not to exercise the option is a better alternative for the company’s shareholders, since the significant capitalization value of TV Azteca, its solid position in the dynamic media sector in Mexico, and the considerable growth perspectives at a national level and in the Hispanic U.S. market. The recommendation of the committees was ratified by the Board on the meeting held on May 3, 2006. See (iii) Strategic Investments – CASA.

     Dividends

     On March 29, 2006, our shareholders approved the payment of dividends equivalent to Ps. 1.310 per single-series outstanding share. The total amount paid was Ps. 309.80 million representing 8.1% of our operating profit reported for 2005. Our previous years’ policy has been to declare a dividend between 6.0% and 10.0% of the operating profit.

     Banco Azteca’s Dividends

     The banking authorization granted in 2002 by the Department of Treasury and Public Credit mentions that Banco Azteca could no pay dividends in its first three fiscal years. Furthermore, the regulation establishes that the total of the accumulated profits generated by the operations shall be contributed to the net capital reserves of Banco Azteca during said period. Therefore, Banco Azteca could not be a source of income for the payment of dividends, nor could it be the source of income for the Group until 2006 based on the net profit generated in 2005. However, from the net profit generated in 2005, which totaled Ps. 557.89 million, it was resolved by means of the shareholders’ meeting held on February 28, 2006, to apply it to accumulated results once that the 10% of the legal reserve has been deducted.

     Certificados Bursátiles (CEBURES )[Notes] Program for Ps. 3,400 million

     On March 30, 2006, Intra Mexicana received an authorization to establish an unsecured long-term Notes (CEBURES) for Ps. 3,400 millones. The Program has a four year term. Each issuance shall have its own characteristics. Intra is entitled to make one or several issuances of Certificados Bursátiles [Notes] up to the total amount authorized by the Program.

     Issuance of Ps. 1,250 million in long-term Notes (CEBURES)

     On March 31, 2006, Intra Mexicana placed Ps. 1,250 million of unsecured long-term Notes (CEBURES). The issue has a term of 4,718 days, equivalent to approximately 13 years and yields at a TIIE rate (by its initials in Spanish Tasa de Interés Interbancaria de Equilibrio, Mexican Interbank Rate) (28 days) plus 260 base points per year. The issuance has a “AA-(mex)” rating by Fitch Mexico. The resources obtained were used for payment of the short-term liabilities and for working capital

b) Description of the Business

     We are the largest specialty retailing, consumer financing and banking services Company in terms of number of stores and revenues in Mexico and one of the largest in Latin America, with a significant presence in Peru, Guatemala, Honduras, El Salvador and Panama. As of December 31, 2005, we operated 1,024 retail stores, out of which 85 are located in Peru, Guatemala and Honduras. We believe that through our more than 50 years of operations we have established a leading brand name and market position with regard to all our major products in Mexico.

     We have developed a standardized system for operating our Grupo Elektra stores. The system includes procedures for information technology, inventory management, transaction processing, customer relations, store administration, merchandise display and consumer credit policies. As part of this effort, we have developed and maintained operating manuals outlining our procedures relating to maintenance, security and accounting.

     Our store operations are organized in operating areas. Our management structure provides that store managers generally report to regional managers, who report to division managers who, in turn, report to management at our headquarters in Mexico City.

     We previously had five store formats. Starting from 2005 the traditional Elektra stores and Mega Elektra were unified into one single format: Elektra stores. Therefore, we currently have four store formats that are: (i) Elektra, (ii) Salinas y Rocha, (iv) Bodega de Remates, and (v) Elektricity.

     The Elektra stores sell brand name consumer electronics, white goods, small appliances and furniture targeting low and middle income segments of the Mexican and Latin American population. The Salinas y Rocha stores offer a line of products that is similar to those offered by the Elektra stores but oriented to a higher socioeconomic bracket. The Bodega de Remates stores sell unadvertised bargains, repossessed and discontinued merchandise targeting lower income consumers.

     On October 1, 2003, Grupo Elektra began to manage and to operate Grupo Iusacell’s Customer Sales and Service Centers (Centros de Solución Inmediata de Grupo Iusacell) as a pilot-test of a new store format under the Elektricity brand. As a result of the positive response our customers showed for this type of format, Elektricity stores were no longer viewed as a pilot-test, closing 2004 with a total of 34 stores. Elektricity caters to higher-income demographic groups of the population, specializing in state of the art technological products and advanced mobile communication products and services. During 2004, the Company efficiently leveraged the selling floor of the converted stores, and managed to attract other types of customers, different than those typically targeted by our traditional store formats. During 2005, this format has sought to consolidate in the market and as of the closing of the year Elektra operated 53 Elektricity stores throughout Mexico.

     An integral part of our overall business strategy is to provide consumer credit services to our customers that will enable them to easily purchase our retail products and services. Among other things, we have provided consumer credit to customers under the “Credimax” trademark. Since December 1, 2002, Banco Azteca has offered consumer credit to our customers in Mexico under the “Credimax” trademark. Banco Azteca also offers Credimax Efectivo, a personal cash loan designed for customers to use in any way they want. Because these are often the only financing options available to the majority of our customers, we believe that our consumer financing services increase the number of potential customers and increase our existing customers’ loyalty and purchasing power, thereby increasing overall sales and providing low-risk financing income, which results in increased profitability. Currently, Banco Azteca’s product lines include consumer sales credit and personal loans, mortgage loans, credit for companies, deposit-withdrawal services, public utilities payment, foreign currency purchase and sale, and banking services and Internet payment services. The Bank supports these main business lines through other different activities that are permitted under Mexican banking regulations, including investing in securities; issuing debt; securities repurchase and reverse repurchase agreement transactions; financial factoring transactions; securities trading; commodities and U.S. foreign exchange transactions; trust operations; leasing operations, and other banking and financial transactions. Banco Azteca’s primary distribution channel for its products and services offered to its customers is through a comprehensive network of in-store branches that are located in each of our Mexican stores, as well as 87 stand-alone branches and 395 kiosks in third-party locations throughout Mexico. In addition, Banco Azteca has entered into banking services agreements with a select group of third-party retailers to provide installment sales to customers of those retailers. In addition, we offer a variety of additional services, including telephony services pursuant to agreements with Telefonica MoviStar, Unefon and Iusacell, money transfer services, insurance services, photographic products and processing services, extended warranty services and computer products. Our new line of products includes: tires, [car] batteries, motorcycles, car-stereos and home-theatres.

     (i) Main Activity

Target Market

     Our target market is the middle class of Mexico and Latin America. In Mexico, we define the middle class as the 63.6% of the population that controls 73% of Mexico’s household income. The Mexican Association of Research Agencies (Asociación Mexicana de Agencias de Investigación de Mercados, “AMAI”) has performed studies dividing the Mexican population into demographic groups based on household income, which as of April 30, 2006 was:

		PERCENTAGE OF ELEKTRA STORES CUSTOMERS FROM THE TOTAL POPULATION

DEMOGRAPHIC GROUP	TOTAL PERCENTAGE		EDUCATION	OCCUPATION	HOUSEHOLD INCOME PER	ASSETS
	OF THE				MONTH
	POPULATION

						Luxury insured year’s car or imported car, VCR /DVD Player, Microwave oven, Computer, Cable or Satellite TV.
				Entrepreneurs, directors of major companies, professionals.
			College		At least Ps.
"A/B"	7.4%	0%	education or		82,000.00
			higher.

				Executive Managers, work in mid-size companies	From Ps. 33,000.00 up to Ps. 81,999.00	Family and/or compact car, Microwave oven, washer machine, DVD/VCR player.

			College Education
"C+"	12.6%	18%

				Merchants,
				Government
				employees,	From Ps. 11,000.00 up to Ps. 32,999.00	One compact car, telephone, stereo system, 2 TVs, DVD/VCR player.
				Salespersons,
"C"	17.0%	26%	High School	technicians,
				qualified blue
				collar worker,
				school teachers.

"D+"	34.0%	29%	Junior High School	Taxi drivers, vendors, Chauffeurs, Street Messengers, collection personnel	From Ps. 6,600.00 up to Ps. 10,999.00	Public Transport, 1 TV, simpler stereo system, 33% DVD/VCR Player.

				In-bond manufacturer worker, maintenance staff, Blue collar employees.
					From Ps.	Public transport,
"D"	29.1%	27%	Elementary		2,600.00 up	simpler stereo, 1 TV
			School		to Ps.	Set
					5,999.00

"E"			Incomplete Elementary School	Underemployment, Temporary Jobs.	Less than Ps. 2,600	Public transport, 1 TV Set, 1 Radio.

     Our main target market for Grupo Elektra are the C, D+, D and E groups. Elektra’s target market in those countries of Latin America in which we operate is determined according to similar criteria, modified as necessary based on the specific social and economic conditions of each country. The target market for our Salinas y Rocha stores are the C and C+ groups, and for the Elektricity format are the A, B and C+ groups. Therefore, with our four formats we can offer our products and services to all demographic groups.

Merchandise and Marketing

     Pricing Policy

     Our pricing policy is to offer products at cash prices that are competitive in our target market. In addition, we design our consumer credit services, now offered through Banco Azteca in Mexico, to provide our customers with financing for our products at an affordable weekly cost. Our marketing department monitors prices at competing stores and adjusts our cash and credit sales prices as necessary to keep them competitive. In some regions, individual store managers have the flexibility to match the prices of local competitors.

     Customer Service

     We believe that our commitment to customer service is a significant factor in providing us with a loyal and expanding customer base. Grupo Elektra offers a wide range of customer services, including, among others, a guaranteed 30-day repair service for consumer electronics and appliances and a supplemental, limited warranty on all of our products other than furniture. We also operate a state-of-the art customer service call-center. This call center is open 365 days per year and staffed with approximately 117 agents, helping fulfill our commitment to customer service. Additionally, during 2005, through our internet web page www.elektra.com.mx, providing service to our customers who have questions, complaints or commentaries through sugerencias@elektra.com.mx.

     Advertising

     Our marketing strategy emphasizes nine factors to attract and retain customers: strong brands, easy access to credit, quality service, merchandise variety, convenient store locations, low prices, product availability, customer satisfaction and functional display formats. We reinforce our marketing strategy through an aggressive advertising program using television, radio and in-store promotional circulars, all of which are designed and prepared by our in-house advertising department. We vary the volume and specific media of our advertising efforts to match the size and customer profiles of our markets. Our advertising programs are designed to (i) highlight our broad selection of quality and brand name merchandise, (ii) introduce new products, (iii) highlight the convenience of our credit plans, and (iv) publicize special promotions and events. We have supplemented our advertising strategy through the implementation of a direct marketing program using our customer database.

     On December 2, 2004, we entered into an advertising agreement with TV Azteca (the 2005 advertising agreement). Under this agreement TV Azteca shall broadcast commercial spots for us at rates based on the rating points assigned per program on TV Azteca’s channel 7 and 13. Our rights under the 2005 advertising agreement can not be assigned to third parties. The term of the agreement was from January 1, 2005 to December 31, 2005. The consideration paid to TV Azteca for this service was Ps. 115.0 million.

     On May 26, 2005, we entered into an advertising agreement with TV Azteca (the 2006 advertising agreement). Under this agreement TV Azteca shall broadcast commercial spots for us at rates based on the rating points assigned per program on TV Azteca’s channel 7 and 13. Our rights under the 2006 advertising agreement can not be assigned to third parties. The term of the agreement is from January 1, 2006 to December 31, 2006.TV Azteca would have received Ps. 120.0 million for this service, however since we paid in advance on June 3, 2005, we received a Ps. 15.9 million discount.

     We believe that our in-house advertising department provides us with valuable cost savings. Our annual advertising expenses were 0.88%, 1.45% and 1.44%, of total revenues during 2003, 2004 and 2005, respectively. Approximately 62.0% of our total advertising expenses in 2005 were spent on television advertising, 1.0% was spent on radio advertising, and the remainder was spent on various other forms of advertising, including the printing of promotional brochures. We traditionally offer certain seasonal promotions on predetermined dates each year, including Christmas and Mother’s Day.

     We believe our relationship with TV Azteca enhances our ability to carry out our promotional strategy and to develop brand awareness of all our brands, as compared to other national and regional specialty retailers. See Item 4, “Management - b) Related Party Transactions and Conflicts of interest – Agreements with TV Azteca.”

     Suppliers

     Six of Elektra’s and Salinas y Rocha’s main suppliers, (Sony de México, S.A., LG Electronics de México S.A., Samsung Electronics de Mexico S.A., Mabe S.A. de C.V., Whirlpool de México S.A. and Panasonic de México S.A. de C.V.) represented in the aggregate 65.15% of our accumulated purchases of merchandise in the year ended December 31, 2005. Out of this 65.15% Sony represented 18.94%, LG Electronics represented 13.79%, Samsung Electronics represented 10.26%, Mabe represented 10.07%, Whirlpool represented 6.96% and Panasonic represented 5.13% . No other supplier represented more than 5% of our merchandise purchases.

     Consumer Financing

     An integral part of our overall business strategy is to provide consumer financial services to our customers that will enable them to easily purchase our retail products and services. Because our target customers belong primarily to the segments of the Mexican population that typically have not had access to consumer credit, in the past we found the availability of an installment sales plan (currently consumer credit) to be an important factor in our customers’ purchasing decisions. We believe that by offering consumers our credit services through Banco Azteca, we will continue to build and consolidate our customers’ loyalty and increase overall revenues, thereby providing us with additional income from a relatively conservative credit portfolio.

     From 1957 until November 30, 2002, we offered our installment sales plan to customers in our Elektra stores which were financed through our Elektrafin subsidiary. During that period we also introduced the same system in our other store formats. Since December 1, 2002, Banco Azteca has been the exclusive provider of consumer credit services in our stores in Mexico. In order to provide these services in the most cost-effective and efficient manner, Banco Azteca has opened a branch office in all of our Mexican retail stores. See Item 2 “The Company” – b) Description of the Business – ii) Distribution Channels- Banco Azteca.”

     When we sell our merchandise on credit, we charge a fixed interest rate that is determined at the time that the credit sale takes place. We believe that the rates and amounts of weekly payments charged to our customers are competitive compared to those of other competitors who offer similar programs.

     The Company’s installment sales plan is regulated by the consumer protection laws of the countries where the respective customers are located, and Banco Azteca’s consumer credit services are subject to Mexican banking and financial services regulations. In Mexico, the Law for the Protections and Defense of Financial Service Users (Ley de Protección y Defensa al Usuario de Servicios Financieros) does not impose any ceiling on the interest rate a merchant may charge a costumer in an installment sale or in a consumer credit transaction. See item 2. “The Company - b) Description of the Business – Applicable Law and Tax Regime - Regulations Affecting Banco Azteca.”

     The following chart shows certain consolidated information regarding the installment sales plan for all of our operations, including consumer credit of Banco Azteca:

	As of and for the Year
	Ended December 31

	2003	2004	2005

	(in millions of Ps as of December
		31,2005)
Retail Credit Portfolio – net (at period closing)(1)	5,904.0	11,674.6	15,466.4
Credit sales as a percentage of merchandise sales revenue (2)	68.7%	71.5%	77.4%
Total number of active accounts (at period closing)(1)	2,876,506	3,407,739	5,788,683
Average balance per retail customer (in pesos)	2,052.5	3,425.9	2,671.8
Estimate for doubtful collection accounts after cancellations, as a
percentage of the gross retail credit portfolio after cancellations(3)	7.1%	5.3%	4.6%
Anualized weighted average cost for the financing of the credit portfolio(4)	4.6%	4.3%	4.7%
_______________
(1)	Net of the estimate for doubtful collection accounts.
(2)	Includes the extra charge for credit sales in installments.
(3)	Net of receivables securitization.
(4)	Includes securitization of the portfolio and bank debts used to finance receivables.

     Credit Approval

     Approval for consumer and personal loans are presently conducted through Banco Azteca. The approval process requires the customer to complete an application form, execute a credit contract and a promissory note, provide an official form of identification containing a photograph, a recent payroll receipt (or an income tax return if the customer is self-employed), and evidence of real property ownership, such as a receipt of payment of the real estate tax. In addition, a third-party guarantee is normally required to guarantee the promissory note if the customer does not meet the applicable financial requirements or does not own a real property. In case the client does not have a recent payroll receipt or income tax payment receipt, the credit may or may not be granted depending on the results of the personal visit. Banco Azteca investigates the customer’s and third-party guarantee’s credit history prior to delivering the merchandise. Generally, Banco Azteca will not grant the customer credit if the weekly payments would be in excess of 5% of the customer’s weekly gross income or 20% of the customer’s monthly gross income. Since there is no credit bureau in Mexico that reports on consumer credit (other than on more affluent consumers with credit cards), an employee of Banco Azteca personally visits the customer’s residence to confirm the accuracy of the information provided in the credit application. Although these policies and procedures are generally applied throughout our retail sales network, store managers and credit managers have the discretion to deviate, within certain limits, from these policies when they find it appropriate. The verification period usually takes less than 24 hours. If the credit is approved, the customer makes weekly payments in cash at the store where he/she made the purchase.

     Approval for a pre-established credit line for consumer and personal loans are done based on the process previously described. The credit line is different for each customer and it is determined by the customers’ capacity to make weekly payments. Particularly, it is approximately 5% of the customer’s weekly gross income.

     In more than 50 years of operations, Grupo Elektra has been able to create a valuable information database of customers which is now used by Banco Azteca. Consumer credit services rendered through our stores are documented by credit agreements and fixed-term promissory notes with fixed weekly payments and declared interest rates, if applicable, which may vary depending on the product that is being purchased and the term in which it will be paid. These promissory notes provide for a penalty interest rate in the event that payments are not made when due. Such penalty interest is computed daily on the past due payments until the payments are current.

     Collections and Repossessions

     Our collection practices and repossession procedures in Mexico are now performed exclusively by Banco Azteca and are regulated under the Mexican Commercial Code, the Federal Consumer Protection Law and the Mexican Civil Code. See Item 2. “The Company – b) Description of the Business – ii) Distribution Channels – Banco Azteca – Collection”.

     In Latin America, the collection practices and repossessions procedures are still performed by the subsidiaries of Grupo Elektra called Elektrafin de Peru, Elektra Guatemala, and Comercializadora Elektra in Honduras and Importadora y Exportadora Elektra of El Salvador and Banco Azteca (Panama), in virtually all cases through Credimax, except for Elektrafin de Peru which are performed through Credifácil, and are regulated by each such country’s commercial, civil and consumer protection laws and regulations.

     Information Systems

     We have developed an in-house, state-of-the-art point-of-sale information system, which allows centralized real time faultless management of our inventory. Our management information systems utilize real-time information on sales, gross margins, inventory tracking, replacement requirements, merchandise mix, expenses and current versus historical performance. This is a result of the link between the stores and headquarters. In addition, we use a system which provides real-time satellite communication between individual stores and our headquarters, which has improved the speed and efficiency with which merchandise is delivered from the distribution centers to the stores.

     This system facilitates the flow of information between our stores and from our stores to our headquarters, thereby improving distribution of merchandise and facilitating the expansion of the credit sales operations provided by Banco Azteca. We are continuously designing new systems and improving existing systems with an in-house team of approximately 335 software engineers. In addition to point-of sale systems, we are making a significant effort to improve distribution and logistics systems. These systems allow us to efficiently manage our distribution systems as well as the logistics and the delivery of merchandise to the stores. We have also established electronic data interchanges with the vast majority of our major suppliers to facilitate replenishment of inventory.

     Capital expenditures for information systems totaled Ps. 423.26 million in 2003, Ps. 723.63 million in 2004, and Ps. 243.46 million in 2005.

     Our Strategy

     We expect to further increase our sales and profitability by capitalizing on our position as a leading distributor of electronics, telephones, white goods, basic household goods and services in Mexico and elsewhere in Latin America, by making good use of our distribution network and customer base to offer new financial products and services, as well as launching new ventures. Key elements of our strategy include:

     Mass Market Focus

     We provide affordable goods and services to our target market, which is a young and growing population that includes the majority of the population in Mexico and the other countries where we operate. The Mexican middle class, whom we have served for the past 50 years, is made up of approximately 65.5 million Mexicans. We primarily target young customers, who are establishing new households and are relying on Grupo Elektra to acquire furniture, electronics, appliances and white goods through affordable weekly payments.

     Growth Strategy

     We believe that with 1,024 stores (including the four formats: Elektra, Salinas y Rocha, Bodega de Remates and Elektricity) as of the end of 2005, we have reached the size and market exposure necessary to establish our leadership in the specialty retail sector in Mexico and in the other countries of Latin America where we have a presence. In spite of this, we believe we can continue to grow already penetrated regions in Mexico, as well as in the suburbs of large cities, including the Metropolitan area. Complementary to this strategy, we expect to close a number of stores which in the future do not achieve an acceptable income level. The keys to our growth strategy include:

     Investment in Technology

     We will continue developing information and merchandise management systems that will allow us to achieve even more efficient management of our high-volume operations and to take full advantage of the satellite communications network that links most of our stores in real time.

  Investment in our Employees. In an open and direct competition environment, we commit to human resources. The training of our employees has evolved in its concept and style, during 2005, we switched from a 100% personal attendance environment to a technological evolution environment with the UNE (Elektra University online). A training infrastructure of distance learning, where from the same standpoint each associate has the opportunity of training him or herself through online courses in all areas of knowledge of our operation until reaching the certification in his/her position and continue growing in order to achieve new goals. We also intend to continue motivating our employees with career advancement opportunities and with cash bonuses, incentive programs and public recognition. We firmly believe that our workforce is an essential element in the future success of our business.

  Exploiting the Benefits of Our Extensive Store Network. We intend to continue to exploit the benefits of our extensive store network with the introduction of new products and services. We develop products and services that we believe will best capitalize on our current retail and consumer credit competencies, while providing benefits to customers and increasing traffic in our stores.

     International Growth

     In 1997, we began to operate stores outside of Mexico. As of December 31, 2005, we operated 85 Elektra stores in Guatemala, Honduras and Peru. In El Salvador we operated 13 financial services stores and 14 third party channels. Grupo Elektra follows a “cookie-cutter” strategy through which it transports its store formats and marketing strategies to countries that have similar demographics to those of Mexico. As of December 31, 2005, international operations represented approximately 7.1% of our consolidated revenues.

     E-Commerce

     We have in the past pursued certain opportunities to sell our products over the internet. We believe that internet sales are a natural extension of our tangible business units. Our ecommerce efforts have focused on the same product lines as those found in our stores, but our catalog provides a wider selection of products within the same product lines. Currently, the only internet business that we engage in is our e-catalog business through which our customers can order our products from our “virtual store” through our on-line catalog. We believe that our e-catalog, if successful, will allow for a greater variety within the existing product lines.

     Todito.com Alliance

     As of May 30, 2005 we have a strategic alliance with Todito.com, an internet portal and purchase place for North American Spanish-speakers that allow us to sell virtual Internet cards within our stores in exchange for a commission. On May 31, 2005, Todito.com spin-off in two newly created companies: Azteca Web, S.A. de C.V., and Todito Card, S.A. de C.V. disappearing Todito.com; the previous alliance remaining as follows: (i) the Internet portal with Azteca Web and (ii) with Todito Card the Internet Card business. It is important to point out that this system shall no longer use the physical cards and it only requires that the customer pays a specific amount in exchange for a card with a code to access Internet. Grupo Elektra also provides Azteca Web and Todito Card advertising within our stores in the form of banners and brochures and pamphlets and, in some cases, the employees of the same promote their products within our stores. Finally, all the computers sold at our stores include three months or a year of free Internet connection through Todito, depending on the specific equipment being purchased. See Item 4, “Management - b) Related Party Transactions and Conflicts of Interest – Todito.com.” or item 2 “2. The Company – a) History and Development of the issuer – Strategic Investments.”

     Customer Loyalty

     We want to attract young Latin American consumers with affordable products at our Elektra, Bodega de Remates, Salinas y Rocha and Elektricity and over the years, as they mature and their preferences and incomes change, we expect to retain them as customers. In addition to providing credit plans to support the purchasing habits of our target market, we have developed loyalty programs, such as “Cliente Express”, which is aimed at rewarding frequent users of our local money transfer service (Dinero Express) and encouraging future use of such services; and also of the “Tarjeta Credimax” a loyalty program that accumulates points as the number of transactions increases and also when customers make advance payments for their credit.

     Investment in Advertising and Publicity

     We invest in advertising and publicity to achieve further consumer recognition and deeper market penetration, in particular, through television advertising on TV Azteca, our affiliate company.

     Branding

     We have implemented a program called “Building Strong Brands”, which focuses on enhancing our brand names. The program consists of several strategies. One such strategy is developing individual brand philosophies and concepts that underline our core values (closeness to the consumer, loyalty, to be contemporary and trust-worthy).

     (ii) Distribution Channels

ELEKTRA

     Stores

     In Mexico and Latin America, we operate 906 stores in which we offer a broad range of internationally-recognized brand name consumer electronics, small appliances, white goods and household furniture. Of these 906 stores, 821 are located in Mexico, comprised of 740 Elektra stores, 81 stores operated under our “Bodega de Remates” outlet format. The remaining 85 stores operate under the Elektra format and are located in Peru, Guatemala y Honduras.

     Formerly our Elektra stores had an average size of 700 square meters of sales space. During 2005, the new Elektra stores were built with a floor space between 1,000 and 2,000 square meters derived from the need to increase the floor space in order to offer our new transport line. In addition, during 2005 the format of Elektra “traditional” and MegaElektra was consolidated into one single Elektra. This format allows us to increase our on-site inventory levels, increase the floor space for our higher margin furniture product line, take advantage of certain economies of scale and lower our out-of-stock position. Each of the Elektra stores offers approximately 450 and 600 SKUs (product code) depending on its display area and the most sold products depending on the zone. Within our expansion plan for 2006 the size of our Elektra stores shall vary according to the needs of the zone where they are located.

Merchandise and Marketing

     Merchandise Selection

     We offer our products at several different price levels, although most part of our inventory consists of middle to low price products. In addition, we sell Elektra-brand products at prices that are generally lower than the internationally-recognized brand name products that we sell in the same product category, although the quality of Elektra brand products is equal to that of the brand name products. Consumer electronics, which consist of video and audio equipment, constitute our leading product category. We purchase the products that we sell from various domestic and international suppliers.

     Purchasing

     An important element of our marketing strategy is our ability to offer a wide selection of brand name products to our customers. We currently have a network of approximately 411 suppliers for our electronics, appliances and furniture products. Approximately less than 3% of total units sold at Grupo Elektra’s stores are imported. We have developed strong relationships with both the world’s major suppliers of electronics and household appliances and well-established local manufacturers of furniture and household goods. We always maintain an offering of our product lines through a variety of suppliers.

     Customer Service

     Among the customer services we offer is a guaranteed 30-day repair service for our consumer electronics and appliances. During the period of repair, principal and interest payments on our products are suspended. We also supplement the manufacturer’s warranty with a limited warranty that provides a minimum of 12 months of warranty coverage on all of our products except furniture (which carries a 90- day warranty on materials and workmanship) and 18 months of warranty coverage on most televisions and white goods. See item “Additional Services—Extended Warranties.” During 2005, we sold 938,372 extended warranty policies. In addition, we also offer to our customers a 30-day refund and exchange policy on all the products they buy (except computers and telephones). We also operate a state-of-the-art customer service call center in Mexico that allows us to respond to our customer’s inquiries and needs.

     Consumer Financing

     Elektra customers can obtain consumer financing from Banco Azteca to pay for the merchandise we sell in our stores. Such credit is payable on a weekly basis, in installments ranging from 13 to 104 weeks.

In 2005, Elektra’s total sales financed through Banco Azteca represented 77.4% of our consolidated income for the sale of merchandise.

ELEKTRA IN MEXICO

Stores

     As of December 31, 2005, we operated a total of 821 Elektra stores in Mexico, including 740 Elektra stores, and 81 under the format of Bodega de Remates. As of December 31, 2005, the total area of Elektra stores in Mexico was 622,074 square meters, which reflects a 7.9 % compound annual growth rate since 2000. As of December 31, 2005, we owned 114 Elektra stores and 707 Elektra stores were leased under one-year lease agreements, which may be automatically renewed for up to nine successive years.

     The following chart shows certain statistics for Elektra and Bodega de Remates stores in Mexico as of December 31, 2005:

		Bodega de
	Elektra Stores	Remates	Total

Number of stores	740	81	821
Total stores’ area (square meters)	579,477	42,597	622,074
Number of employees per store (1)	6,230	431	6,661
___________
(1) This figure does not include collection, credit or corporate employees.

     Location

     We operate Elektra stores in all 31 states of the Mexican Republic and in the Federal District. The following chart shows information with respect to the distribution of our Elektra stores in Mexico as of December 31, 2005:

	Number of stores			Stores’ area (square meters)(1)

	Elektra	Bodega de	% of the total	Elektra	Bodega de	% of the
Zone	Stores	Remates	of stores	Stores	Remates	total area

Metropolitan(2)	193	29	27.0	155,577	16,927	27.7
Golf	78	8	10.5	65,246	4,446	11.2
Metro-North	4	1	0.6	2,308	248	0.4
Northeast	87	4	11.1	70,250	1,275	11.5
Northwest	96	12	13.2	78,584	5,059	13.4
West	115	13	15.6	86,231	7,441	15.1
Southeast	96	6	12.4	67,268	2,612	11.2
Tierra
Caliente	71	8	9.6	54,013	4,587	9.4

Total	740	81	100%	579,477	42,597	100%

_____________________
(1)	Based on the total area in each store.
(2)	Including Mexico City’s metropolitan area and the State of Mexico .

Expansion Plan

     Our expansion plan for 2006 is mainly focused on strengthening our presence in Latin America. Additionally, we shall continue expanding our network of independent branches of Banco Azteca in Mexico, and we will be very selective with regard to opening stores in order to maintain an optimal profitability.

     Elektra stores use standardized modular shelves, tiles, lighting and equipment. The modular design of our stores allows us to close, easily and at a very low cost, those stores that do not perform well, as well as to move the furniture, accessories and inventories from such stores to new locations.

     Elektra stores are typically located in Mexico’s middle class neighborhoods. Criteria for the location of an Elektra store usually include pedestrian traffic of at least 200 persons per hour during peak hours. We also consider automobile traffic in selecting store sites, although we believe that the majority of Elektra consumers walk to our stores or travel to the store by public transportation. We have in the past located our new stores primarily in the major metropolitan areas in the Mexican Republic. However, as the Mexican population outside the major metropolitan areas continues to increase rapidly, we believe that it will become increasingly important to locate stores in small-to-medium sized population areas of the country.

     We continuously evaluate our Elektra stores and close those stores that do not meet our performance targets. We generally negotiate in our lease agreements for the location of Elektra stores a clause that allows us to terminate the lease agreement by means of a notice delivered one to three months in advance.

     The following chart provides a history of our Elektra stores in Mexico since 2002:

	2002	2003	2004	2005
Traditional Stores(1) :
Number of stores opened at the beginning of the period	177	221	231	737
Number of new stores opened	44	25	104	15
Number of stores converted into MegaElektras	0	0	0	0
Number of store closures	0	(15)	(2)	(12)
Number of stores operating at the end of the period	221	231	333	740

Bodega de Remates Stores:
Number of stores opened at the beginning of the period	61	93	88	83
Number of new stores opened	33	4	0	0
Number of store closures	(1)	(9)	(5)	(2)
Number of BdR stores operating at the end of the period	93	88	83	81

MegaElektra Stores(1) :
Number of stores opened at the beginning of the period	391	411	406	0
Number of new stores opened	21	0	0	0
Number of stores opened due to conversion of traditional	0	0	0	0
stores
Number of store closures	(1)	(5)	(2)	0
Number of MegaElektra stores operating at the end of the	411	406	404	0
period

Traditional Stores and Mega Elektra:
Number of stores operating at the beginning of the period	629	725	725	820
_________________

(1) The MegaElektra and Traditional formats were unified by 2005

Store Operations

     During 2005 we divided the operation of our stores in Mexico into eight operational divisions. These operational areas are subdivided into geographical regions, each region comprises certain number of stores, except for the macroplaza in Monterrey that has 24 stores. Our management structure provides that store managers generally report to regional managers, who report to the division managers who, in turn, report to management at our headquarters in Mexico City.

     Elektra stores in Mexico are open every day of the year, from 9:00 a.m. to 9:00 p.m. A typical, traditional Elektra store is staffed by a full-time manager and a minimum of three store employees and up to a maximum of 20 employees assisting sales, this depending on the size of the store and in some cases they additionally have an assistant manager. As regards the financial services personnel of Banco Azteca on average there is a financial services operations manager or branch manager, two credit executives and three cashiers. The financial services staff varies depending on the size of the branch.

Merchandising and Distribution

     Our centralized merchandising and buying group for Mexico consists of a staff of 61 persons, including product manager, purchasers and directors. All of them are assisted by a sophisticated management information system that provides them with current inventory, price and unit sales information by SKU, thus allowing them to react quickly to market changes and to avoid inventory shortages or surpluses. We consider that our centralized purchasing system enhances our purchasing power and increases our ability to obtain favorable pricing and delivery terms from our suppliers.

     We currently distribute products to our Elektra stores from a 19,914 square meters warehouse and distribution center located in Mexico City, as well as with satellite distribution centers in Guadalajara (18,581 square meters), Lerma (10,485 square meters), Hermosillo (10,124 square meters), Monterrey (8,422 square meters), Puebla (7,532 square meters), Nuevo Laredo (7,600 square meters), Cd. Juarez (5,670 square meters), Tijuana (5,022 square meters), La Paz (10,000 square meters), Cancún (1,031 square meters) and Villahermosa (10,000 square meters). Deliveries to Elektra stores are made primarily by land carriers, although Grupo Elektra has a nominal number of trucks at each distribution center for movement of merchandise between stores and for special delivery requirements. Management believes that our distribution centers and support facilities significantly reduce freight costs and delivery time by providing warehouse space relatively close to our stores with a 24 hours maximum. Our distribution network is also a key element for our e-commerce business.

     Quality Control

     We operate a quality control centralized laboratory at our Mexico City distribution center. In this laboratory we carry out testing on potential new products to be sold at our stores as part of our ongoing effort to ensure the quality of the products we sell. Once that these products are approved by the centralized laboratory, the buying order is made to acquire the products in order to ship them to the distribution centers and then to the corresponding stores. It is important to point out that in addition to its initial approval, each time a buying order is made, 10% of the total of the buying order goes through the laboratory. Products are selected at random and this is only for certain products.

Consumer Financing

     Grupo Elektra used to finance its installment sales plan through its Elektrafin subsidiary. However, in December 2002, Banco Azteca began providing consumer credit services at all Elektra stores.

     The following chart sets forth certain information concerning the granting of consumer credit service of Elektra’s operations in Mexico:

	As of and for the year ended December 31,

	2003	2004	2005

	(in millions of Ps. as of December 31, 2005)
Retail Credit Portfolio – net (at period closing)(1)	Ps. 54.0	Ps. 1.3	Ps. 0
Installment sales as a percentage of income from
merchandise sales (2)	57.2%	54.0%	0%
Total number of active accounts (at period closing)(1)	63,421	3,974	0
Average balance per retail customer (Pesos)	Ps. 853.0	Ps. 327	0
Estimate for doubtful collection accounts after
cancellations, as a percentage of the gross retail
receivables due and payable after cancellations (3)	31.5%	86.0%	0.0%
Anualized weighted average cost for the financing of
the credit portfolio (4)	0.0%	0.0%)	.0.0%

(1)	Net of receivables securitization and net of the estimate of doubtful collection accounts.
(2)	Includes the extra charge for credit sales in installments.
(3)	Net of receivables securitization.
(4)	Includes securitizations and bank debts obtained to finance receivables.

ELEKTRA IN LATIN AMERICA

General

     In April 1997, we began our electronics, appliances and furniture retail operations in Latin America through the opening of four stores in Guatemala. This was the first step of our expansion process outside Mexico and into Guatemala, El Salvador, Honduras, the Dominican Republic and Peru.

     On April 19, 2002, we sold our equity interest in Elektra Dominicana, S.A. for Ps. 82.5 million, resulting in a loss of Ps. 29.9 million. Operations of Elektra Dominicana, S.A. de C.V. are included in our income statement as discontinued operations.

     In the third quarter of 2002, we gradually discontinued our operations in El Salvador. This process was completed in December 2002. Operations in El Salvador are included in our income statement as discontinued operations.

     On November 2005, we began commercial operations in Panama by means of a franchise agreement with a group of local investors. Panama operations are not consolidated in the Grupo Elektra’s financial information.

     As of December 31, 2005, we operated 85 Elektra stores outside of Mexico (not including the Elektra Panama franchise) reflecting an increase of 8 stores with respect to the 77 stores as of December 31, 2004. The total area of these Elektra stores was in excess of 72,041.26 square meters. We owned one of these Elektra stores and leased the others under medium term lease agreements with a typical duration of 5 to 10 years.

     We believe that our strengths in management, installment sales plans and marketing expertise, technological infrastructure and merchandising will enable us to compete successfully in various markets in Latin America and, over time, become a leading competitor in the region.

     For our expansion in Latin America, we have established in each of the four countries where we operate at least one corporation organized under the laws of that country. Most of these corporations are owned by Elektra Centroamérica, S.A. de C.V., a subsidiary of Grupo Elektra, which is organized under the laws of Mexico.

Target Market

     The target market for our international retail operations is similar to the target market for Mexico. The profile of the “typical” customer for our international operations is a person who is employed or is self-employed and owns his or her home, but does not own a car and therefore shops in his/her neighborhood or at locations served by public transport.

     The populations in the Latin America countries (other than Mexico) in which we currently operate—Guatemala, Honduras, Peru and Panama — are young. According to the Latin American Demographic Center approximately 50% of the population of these countries is less than 24 years old. We estimate that over 70% of the population of these countries is middle class, as we define it, whereas our main target market is represented by the lower middle class.

Stores

     The following chart shows certain operating statistics for our Latin America Elektra stores (outside Mexico) as of December 31, 2005:

	Guatemala	Honduras	Peru	Panama (2)
Number of stores	38	19	28	4
Total stores area (square meters)	32,340	16,604	23,098	3,437
Number of employees(1)	567	259	385	87
Average sales area (square meters)	851	874	825	859
______________________________
(1)	Commerce employees only.
(2)	Including Elektra Panama’s franchise.

     In addition to these stores, as of December 31, 2005, Eleketra has a distribution center in each of the foreign countries where we operate (that is, Guatemala, Honduras and Peru):

Country	City where the Distribution Distribution Center’s Area Centre (Square Meters) is located

Guatemala	Guatemala (City)	5,780

Honduras	San Pedro Sula	5,825

Peru	Lima	5,000
Panama(1)	Panama	3,800
____________________
(1) Including Elektra Panama’s franchise.

Expansion Plan

     In 2006, we plan on opening an adequate number of stores that allows us to strengthen our leading position in the Latin American markets where we currently operate. See “- The Company –– Our Strategy.”

Store Operations

     The management structure for our international operations provides that store managers report directly to management at our headquarters, which is usually located in each country’s capital (with the exception of Honduras, where our headquarters are located in the town of San Pedro Sula instead of the capital, Tegucigalpa).

     Our international Elektra stores are open every day of the year, usually from 8 a.m. to 8 p.m. A typical international Elektra store has the same staff composition as an Elektra store in Mexico. See “—Elektra—Elektra in Mexico—Store Operations.”

Merchandise and Marketing

     The centralized merchandising and buying group for our international retail operations consists of a staff of five buyers who purchase substantially all electronics, appliances and household furniture merchandise for the international Elektra stores. All electronics and appliance merchandise is purchased for each respective country from local suppliers of brand name consumer electronics and from suppliers of major appliances such as Mabe, Sony, LG Electronics and Whirlpool. Household furniture, such as living room furniture, bedroom furniture, complete kitchen units, closets and mattresses are purchased in each country from local suppliers, whereas bedroom furniture, dining room furniture, tables and chairs are generally purchased from Mexican suppliers and some “ready to assemble” furniture is imported from Brazil.

     Currently, we distribute products to our international Elektra stores from a leased storage and distribution centers operating in each country. Deliveries to Elektra stores are made primarily by land carriers.

     The computerized management information system that we developed for our Elektra operations in Mexico has been adapted to satisfy the various subtle differences in terminology in each country as well as the unique tax requirements. The system provides real-time satellite communication among the individual Elektra stores, each country’s company headquarters and our main headquarters in Mexico City.

     Our policies for our international retail operations with regard to pricing, customer service and advertising, are substantially the same as those applied to our operations in Mexico. See “—Elektra— Elektra in Mexico—Merchandising and Distribution.” A Service and Recovering Center currently operates in Guatemala, Honduras and Peru, where 90% of the repairs are carried out and only 10% of them are carried out by suppliers; this is due to the fact that it has the authorized repair shop certification of brands such as Samsung, Philips, LG Electronics. With this, we have a better control of defects and spare parts, using the same store supply route to provide a quick solution to our customers.

Installment Sales Plan

     Total installment sales in 2005 represented 69.35% of our total sales in our international operations.

     As of December 31, 2005, the total installment sales were comprised as follows:

Weekly payments	% of credit graned

13 weeks	4.02%
26 weeks	7.25%
39 weeks	6.37%
43 weeks	1.15%
47 weeks	0.87%
52 weeks	0.78%
53 weeks	41.72%
65 weeks	34.13%
69 weeks	2.02%
78 weekss	1.06%
91 weeks	0.27%
104 weeks	0.36%

Total	100%

     The following chart shows specific information concerning our installment sales plan for our Latin America operations:

	As of and for the year ended on December 31,2005
	(Figures in millions of pesos)
				El
	Guatemala	Honduras	Peru	Salvador	Total

Retail Credit Portfolio - net (at period
closing)	442.18	154.54	154.26	12.01	762.99
Installment sales as a percentage of
merchandise sales income (1)	63.43%	73.27%	74.54%	43.90%	69.35%
Total number of active accounts (at
period closing)	191,540	47,094	45,253	6,362	290,249
Average balance per customer (in
pesos)	2,309	3,282	3,409	1,887	2,629
Estimate of doubtful collection
accounts after cancellations, as a
percentage of the gross portfolio	12.48%	13.42%	24.56%	32.81%	15.79%
____________________
(1) Includes the extra charge for installment sales.

SALINAS Y ROCHA

Acquisition of Grupo SyR

     On March 10, 1999, a bank syndicate holding a majority equity interest in Grupo SyR, together with certain individual shareholders of Grupo SyR, declared Grupo Elektra the Successful Bidder of an auction to acquire a 94.3% equity interest in Grupo SyR. At the time of its acquisition by Grupo Elektra, Grupo SyR was a holding company whose principal subsidiary, Salinas y Rocha, was engaged in the sale of furniture, household goods and clothing. Grupo Elektra also acquired the tax losses of Grupo SyR of approximately US$385.5 million, with a tax benefit of US$135 million. Throughout the last three quarters of 1999, we consolidated the 86 traditional Salinas y Rocha stores into Grupo Elektra, sold 10 department stores to El Puerto de Liverpool, S.A. de C.V. (“Liverpool”), and converted the remaining department store into a Salinas y Rocha superstore. On December 18, 2000, Grupo Elektra merged with Grupo SyR, which, as the surviving corporation, changed its name to Grupo Elektra, S.A. de C.V.

     Our management believes that the acquisition of Grupo SyR has resulted in an increase in the competitiveness and profitability of both the Elektra and Salinas y Rocha chains of stores.

Since their acquisition by Grupo Elektra, the Salinas y Rocha operations have experienced a positive turn-around. Our management has restructured Salinas y Rocha by reducing costs, creating more efficient operations and introducing systems and business strategies proven in Elektra operations. Some stores and real estate have been sold, and the remaining stores have been remodeled. In addition, we have reduced the Salinas y Rocha workforce while attaining efficiency by introducing store operations similar to those employed by Elektra.

Opportunities for Creating New Value in Salinas y Rocha

     We have successfully introduced banking and financial products and services in our Salinas y Rocha stores, including the consumer credit services offered by Banco Azteca at Elektra stores. In addition, we have increased our television advertising efforts in order to promote products offered in Salinas y Rocha stores. As a result, management believes that the expanded variety of products offered at Salinas y Rocha stores should result in higher levels of sales and customer satisfaction.

Target Market

     The target market of Salinas y Rocha’s traditional stores is the Mexican middle and upper middle class or consumers with household income between US$12,000 and US$89,000 per year. Salinas y Rocha’s target market is therefore of a higher socioeconomic level and has more purchasing power than Elektra’s traditional target market consisting of the Mexican lower middle and middle classes.

     The Salinas y Rocha brand name is highly recognized among the middle socioeconomic segments of the Mexican population. Regardless of the financial difficulties experienced by Grupo SyR prior to its acquisition by Grupo Elektra, the name Salinas y Rocha is still associated with broad selection, quality and accessibility.

Property

     As of December 31, 2005, Salinas y Rocha leased 50 stores and owned 15 stores.

Merchandise

     Salinas y Rocha stores sell a combination of furniture, electronic goods, small appliances and white goods. The lines of products that generate the highest profit margins are electronics, white goods and furniture. As a result of the fact that Salinas y Rocha stores sell a higher percentage of these lines (approximately 30%, 28.5% and 24.8% respectively, of Salinas y Rocha’s total sales) with respect to the percentage of these lines sold in Elektra stores (approximately 36.8%, 29.9% and 15.5% of Elektra’s total sales), these stores continue to enhance the potential consolidated gross margins for Grupo Elektra.

Sales by Installments - Consumer Credit

     Since 1936 and until Salinas y Rocha was acquired by Grupo Elektra, Salinas y Rocha offered in-store credit to its customers through a Salinas y Rocha credit card, which could be used to purchase merchandise at any Salinas y Rocha store. These credit operations were managed by regional credit centers, as opposed to the individual store supervision conducted by Elektra stores. When we acquired Grupo SyR, Salinas y Rocha discontinued its credit program and implemented an installment sales plan carried out through Elektrafin, which continued until December 2002. This program was identical in all significant respects to the installment sales plan conducted at Elektra stores, except that payments were made biweekly.

     On December 2002, this installment sales plan was discontinued and Banco Azteca began providing consumer credit services to Salinas y Rocha’s customers.

     Salinas y Rocha stores currently offer their customers cash sales or credit sales. The latter is paid biweekly through Banco Azteca’s credit program. Salinas y Rocha customers can choose to pay the credit granted by Banco Azteca for the purchase of the merchandise we sell in our stores on a biweekly basis for periods of 13, 26, 39, 53, 65, 69, 78, 91 or 104 weeks. During 2005, Salinas y Rocha’s credit sales and cash sales mix was 60.1% and 39.9%, respectively.

     The following chart shows, as of December 31, 2005, certain information regarding Salinas y Rocha’s installment sales and credit consumer service operations under our ownership:

	As of and for the year ended December 31

	2003(4)	2004	2005

	(in millions of pesos as of December 31,2005)
Retail Credit Portfolio – net (at period closing)(1)	0.11	----	----
Installment sales as a percentage of merchandise
sales income (2)	49.7%	----	----
Total number of active accounts (at period closing)	208	----	----
Average balance per retail costumer (Pesos)	528.8	----	----
Estimate for doubtful collection accounts after
cancellations of receivables due and payable as a
percentage of the retail portfolio after cancellations
(3)	83.4%	----	----
Annualized weighted average cost for the
financing of the credit portfolio (4)	0.040%	----	----

(1)	Net of receivables securitization and net of the estimate of doubtful collection accounts.
(2)	Includes the extra charge for credit sales in installments.
(3)	Net of receivables securitization.
(4)	Includes securitizations and bank debts obtained to finance receivables..

Credit Approval and Collection

     Prior to Grupo Elektra’s acquisition of Grupo SyR, Salinas y Rocha’s credit approval and collection procedures were conducted through regional credit centers, each of which was responsible for the implementation of these procedures for a number of Salinas y Rocha stores. After Grupo Elektra’s acquisition of Salinas y Rocha, the operations of its regional credit centers were discontinued. Since December 2002, when Banco Azteca began to provide consumer credit services, credit approval and collection procedures of Salinas y Rocha’s credit sales started being conducted by Banco Azteca’s credit managers, investigators and collectors located in each Salinas y Rocha store. In addition, credit approval and collection procedures are identical to those credit sales financed through Banco Aztecan at Elektra Stores, except that Salinas y Rocha offers customers biweekly credit sales programs.

BANCO AZTECA

General

     On March 25, 2002, we were granted a license to organize and operate a full service bank (Institución de Banca Múltiple) from the Department of Treasury and Public Credit (Secretaría de Hacienda y Crédito Público, or “SHCP”). This license was published in the Diario Oficial de la Federación (the “Federal Official Gazette”) on April 4, 2002 and entered into effect the immediate following day. On May 23, 2003, Banco Azteca (at the time Banca Azteca) was incorporated as a Full Service Bank (Institución de Banca Múltiple) pursuant to the Financial Institutions Law (Ley de Instituciones de Crédito) (“LIC”). Banco Azteca opened for business on October 26, 2002, and began extending credit on December 1, 2002.

     Initially Banco Azteca was authorized under Mexican law to provide a limited range of banking services, which included among others extending credit, securing deposits, investing in securities and issuing debt. On July 28, 2003, Banco Azteca filed and requested to the SHCP to amend its bylaws in order to broaden its banking services. This authorization was granted by the SHCP to Banco Azteca on November 21, 2003, after having analyzed the results of the audit carried out by the SHCP to Banco Azteca, and with the favorable opinion of Banco de Mexico (“BANXICO”) and the non-inconvenience expressed by the National Banking and Securities Commission (“CNBV”) thus agreeing to grant approval for this amendment. As a consequence, Banco Azteca´s authorized activities and services include among others the following: receive cash deposits; grant or extend loans and credits; issue bank bonds; issue subordinated debentures, constitute deposits in banking institutions and financial institutions abroad, carry out discounts and grant loans or extend credit, issue credit cards based on loan agreements in checking accounts, undertake obligations on account of third parties based on credits granted, through the granting of acceptances, endorsement or security for the payment of a negotiable instrument, as well as the issuance of letters of credit, trade securities under the terms of the provisions of the Financial Institutions Law (Ley de Instituciones de Crédito) and the Securities Market Law (Ley del Mercado de Valores), promote the organization and transformation of all kinds of companies and business corporations and subscribe and maintain stock or social quotas in the same, under the terms of the Financial Institutions law, trade commercial instruments on its own, to carry out on its own or through third parties gold, silver or foreign currency transactions, including repurchases on the latter, provide security services, issue letters of credit prior receipt of its value, collect credits and make payments on behalf of customers, carry out the trust operations referred to in the General Law of Negotiable Instruments and Credit Operations (Ley General de Títulos y Operaciones de Crédito), and to carry out mandates and agencies, receive deposits in administration or custody, or in guarantee on behalf of third parties, of negotiable instruments or securities or in general of commercial instruments, acting as common representative of holders of negotiable instruments, provide safe and treasury services regarding negotiable instruments, on behalf of the issuers, to be in charge of the accounting and the minutes and stock transfer books of corporations and companies, to act as executor, to carry out the receivership or perform the judicial or extrajudicial winding up of businesses, establishments, bankruptcies or estates, to be responsible for appraisals that shall have the same evidentiary force than those made by a commercial notary public or expert appraiser as assigned by law, acquire the movable property and real property required for the fulfillment of its [corporate] purpose and dispose of them when appropriate, enter into financial leasing agreements and acquire the goods that are the subject matter of such agreements, carry out financial transactions, abiding the provisions issued by “BANXICO” and taking into consideration the opinion of the SHCP and the CNBV, carry out factoring transactions and other analogous or associated transactions authorized by the SHCP taking into consideration the opinion of “BANXICO” and the CNBV, invest in securities, issue debt, credit cards and other multiple banking and financial operations according to Mexican banking rules and regulations.

     When Banco Azteca was incorporated its business strategy was based on providing savings and financing services to those market segments which have been traditionally not covered by commercial banks in Mexico. Banco Azteca’s main operational advantages include our extensive experience in providing financing and savings products, a network of more than 1,450 branches, the popular recognition of products like “Credimax” and “Guardadito”, and the large number of customer who get in touch with the Bank through the Grupo Elektra’s stores.

     In October 2002, Banco Azteca started to offer saving accounts (Guardadito), when adcquires from Banca Serfin (actually, Banco Serfin Santander), 819,000 Guardadito accounts, with a total balance of Ps. 470 million. As of December 31st, 2002, 2003, 2004 and 2005, total deposits on saving accounts went up to Ps. 1,032 million, Ps. 9,267 million, Ps, 21,105 million and Ps. 28,902 million, respectively, integrated by 1,098,899 saving accounts in 2002, 3,122,081 accounts in 2003, 5,562,054 accounts in 2004 and 7,902,311 accounts in 2005, witn an average balance of Ps. 939 in 2002, Ps. 2,969 in 2003, Ps. 3,794 in 2004 and Ps. 3,657 in 2005.

     On December 1, 2002, Banco Azteca began to provide consumer credit services in all our store formats, same that had been offered by Elektrafin, in the form of installment credit sales. In addition to offering savings accounts and extending credit to our customers allowing them to finance the purchase of consumer products in our stores, Banco Azteca also offers additional banking services and products.

Target Market

     Banco Azteca’s specific target market is the Mexican middle class, that is to say segments C and D of the population, which have traditionally been unattended by the Mexican commercial banks.

Branches

     As of December 31st 2005, Banco Azteca operated 1,476 branches, consisting of 740 branches in Elektra stores, 65 branches in Salinas y Rocha Stores, 82 branches in Bodega de Remates stores and 107 branches in Iusacell stores which include Elektricity. Banco Azteca also operated 87 independent branches and 395 kiosks in third parties’ locations.

Products and Services

     Credit Products:

     Banco Azteca currently offers nine main types of credit products or loans: (i) consumer credit; (ii) personal loans; (iii) third party channel loans; (iv) commercial loans; (v) Empresario Azteca; (vi) Capitaliza Procampo loans; (vii) Tarjeta Azteca [Azteca Card]; (viii) Mortgage Loan and (ix) Automobile loan. These products are offered through the Grupo Elektra stores network and our independent branches and, to a limited extent, through third party channels.

     Consumer credit: This credit is extended for the purchase of products we sell at all our store formats in Mexico. The credit is extended in 13, 26, 39, 43, 47, 52, 53, 65, 78, 91 and 104 week-terms and paid in weekly installments (or bi-weekly in the case of Salinas y Rocha). Installments are made directly at the Banco Azteca’s branch located in the store where the customer made the corresponding purchase.

     The following chart describes the distribution (by percentage of the credit extended) of these credits as of December 31st 2005:

Weekly Payments	% of the credit granted

13 weeks	3.7%
26 weeks	7.9%
39 weeks	5.9%
43 weeks	1.6%
47 weeks	1.8%
52 weeks	28.6%
53 weeks	2.3%
65 weeks	12.2%
78 weeks	22.7%
91 weeks	3.9%
104 weeks	9.4%

Total	100.0%

     As of December 31st, 2005, the average term of Banco Azteca’s consumer credit portfolio was 56 weeks.

     Personal loans: This type of credit is granted to our customers to purchase anything they want. The credit application, review and approval processes are essentially the same as those used for our installment sales loans. However, for this type of loan, Banco Azteca does require a security interest on personal property in a ratio of 2 to 1. Personal loans are extended from Ps. 2,000 and up to Ps. 30,000 depending of the customer, as the maximum amount for personal loans was equal to Ps. 30,000 for customers with a previous credit history with the Bank. Loans of this type are extended in 13, 26, 39, 52, 53, 65 and 78 week-terms.

     The following chart shows the allocation (by percentage of the credit granted) from these credits until December 31st 2005.

Weekly Payments	% of the credit granted

13	0.8%
26	4.9%
39	9.1%
52	34.8%
53	0.1%
65	8.3%
78	42.0%

Total	100.0%

     As of December 31st the average term of the Personal Loan Portfolio of Banco Azteca was 55 weeks.

     Third-party channels: During the third quarter of 2003, Banco Azteca consolidated its Project of offering financing services for installment sales to the customers of certain companies devoted to the retail sales of consumer goods, such as construction materials, clothing, perishables, accessories and household goods, mattresses, etc. These third-party arrangements are offered under banking services agreements entered by Banco Azteca and the merchant.

     As of December 31st 2005, Banco Azteca had established 395 banking kiosks inside the stores of 26 companies with which Banco Azteca has entered such banking service agreements. The credit application, review and approval for credits granted through Banco Azteca’s agreements with third parties are essentially the same as those used by the Bank in its Elektra-based credit activities.

     As of December 31st 2005, Banco Azteca had a total of 5.6 million of active customer accounts, same that represented a total portfolio of Ps. 15,400 millions, consisting of Ps. 6,785 millions in credits for installment sales, Ps. 4,303 millions in personal loans and Ps. 572 millions in credit of Tarjeta Azteca.

     Commercial Loans: Banco Azteca currently extends commercial loans, among which are included the corporate customer’s loans, including small businesses and related parties. In general, these loans have a maturity term from short to medium term, depending on the client.

     Empresario Azteca: Empresario Azteca is a loan offered to entrepreneurs who wish to open or who already have a micro, small or medium business, focusing on covering the working capital and capital assets requirements. This credit program includes the catalogue sale of work tools for any type of business. The Empresario Azteca loans may be used to purchase catalogue products or else as personal loans. A new customer may obtain a loan to purchase any catalogue product in the amount of up to Ps. 30,000. On the other hand, a customer with a previous credit history in Banco Azteca may obtain a loan for up to Ps. 60,000. In both cases, this type of credit is granted without requesting the customer any security interest on personal property and subject to 13, 26, 39, 43, 47, 53, 65, 78 and 104 week-terms. The terms and conditions ruling the granting of a personal loan through Empresario Azteca are the same as those applicable in the case of the aforementioned personal loans.

     The loans for the purchase of catalogue items are granted in 13, 26, 39, 43, 47, 53, 65, 78 and 104 week terms. The following chart shows the allocation (by percentage of these credits as of December 31st 2005:

Weekly Payments	% of the credit granted

13	3.0%
26	12.0%
39	14.0%
43	2.0%
47	1.0%
53	40.0%
65	20.0%
78	6.0%
104	2.0%

Total	100.0%

     The personal loans are granted in 13, 26, 39, and 53 week terms. The following chart shows the allotment (per percentage of credit granted) of these loans as of December 31st 2005.

Weekly Payments	% of the credit granted

13	0.9%
26	6.4%
39	17.7%
53	75.0%

Total	100.0%

     Capitaliza Procampo: Is a Program of the Department of Agriculture, Livestock, Rural Development, Fishing and Food (“SAGARPA”), through the decentralized entity Support and Service to Farming Trading (“ASERCA”), which purpose is to advance the “Procampo” subsidy, for the Agricultural Cycles Spring Summer and/or Autumn Winter, to the farm producers registered in the relevant list so that they carry out productive fixed investments contributing to the capitalization of their businesses. This credit product was launched on April 2004 with a placing of Ps. 2,250 millions and is granted to any individual or company devoted to the agricultural activity and that the surface assigned complies with the eligibility requirements fixed by the decentralized entity. During 2005 Ps. 650 millions were allotted.

     The source of payment of these credits is a subsidy from the Federal Government through ASERCA, who covers the capital and interests in tracts of land of up to 5 hectares covering the nominal value of the subsidy in effect on such period, regarding the interest they are covered with the product under the scheme of discount rate. 100% of the loans are funded by Trusts Related to Agriculture (“FIRA”). Banco Azteca acts in its capacity as intermediary between FIRA, ASERCA and the farm producer, earning a margin of 5.75 percentage points. The maximum amount of the credit line granted is Ps. 1,160 per hectare per year and the maximum term was five agricultural cycles, since the program expires on December 31st 2008. As of December 31st 2004, Ps. 2,250 millions were allotted and at the closing of December 2005 Ps. 650 millions. Such decrease between 2005 against 2004 is due to political decisions, decreases to the FIRA’s budget and to the existence of other external channels as allocating agents of the fund.

     Tarjeta Azteca: The launching of the card took place in June 2005. This card is designed to allow our customers having access to the products commercialized through external and internal channels. The card has the support of Visa and additionally has the benefit of not charging opening commissions. The scheme of payments is per week and the calculation of the interest rate fluctuates according to the term and amount in which the customer carries out its purchase. At the end of 2005, 761 thousand of cards were activated. The total amount of the purchases was Ps. 753 million and the portfolio went up to Ps. 569 millions.

     Mortgage Credit: This credit product began to be offered in March 2005, with mortgage security interest for 5 to 20 year terms, with a minimum down payment of 10%, a credit ceiling of Ps. 50 thousand and up to Ps. 1.6 million and a market interest rate. At the closing of 2005, 587 credits were extended with a total allotment of Ps. 159 millions and an accumulated portfolio of Ps. 192 millions.

     Automobile Credit: Banco Azteca currently grants loans to purchase new and used cars. There are three schemes for the purchase of new cars: (i) Financing with savings scheme; (ii) Financing without savings scheme and (iii) Car-agency financing or Elektra’s. The used cars credit is granted for up to 70% of the maximum value registered with terms of 53, 104, 130 and 156 weeks. At the end of 2005, Banco Azteca granted 589 automobile credits that represented a total allotment of Ps. 42 millions with a portfolio of Ps. 22 millions.

Credit Approval

     At present, the approval for consumer credit for the purchase of electronics, home appliances, telephones, white-line products or furniture, is made through Banco Azteca. In order to obtain such credit, the customer shall have a credit line obtained by the verification of the following documents: official identification card with photograph, evidence of home address, evidence of income (in the event that the customer does not have an income evidence, the loan may be granted depending on the results of the personal inspection visit, considering a monthly income not higher than Ps. 6,000) and evidence of ownership (as an alternative the customer may provide a guarantor or demonstrate the permanence at home address or work). The approval process makes it necessary for the client to fill out a credit application, to verify its credit history, to carry out an investigation, to sign a loan agreement and a promissory note. Due to the non-existence of a credit bureau in Mexico reporting information on consumer credit (except for consumers of higher income having credit cards), an employee of Banco Azteca makes a personal visit to the customer’s address in order to verify the truthfulness of the data provided in the credit application. Generally, Banco Azteca will not grant the customer credit if weekly installments exceed 5% of the customer’s weekly gross income or of 20% of his/her monthly gross income. Although these policies and procedures are generally applied in our entire retail sales network, the store managers and credit managers have discretional authority to divert, within certain limits, from these policies, in any cases in which they may consider it appropriate. The verification period takes generally less than 24 hours. In case of approving the credit, the client makes weekly cash payments in the store where he/she made his/her purchase.

     Along its more than fifty years in the business, Grupo Elektra has created a valuable computerized data base with our customers’ information now used by Banco Azteca. The consumer credit services that are provided through our stores are documented in credit agreements or promissory notes subject to fixed term and weekly payments and to interest rates declared, when applicable, which may vary depending on the product that is being acquired and the term within which full payment is to be completed. These promissory notes include penalty interests in case payments are not made upon the corresponding maturity. Such penalty interests are calculated over due payments until the customer becomes current in his/her payments.

     Consumer credit approval process through third parties’ channels is equal to the aforementioned process for our credit activities in the Grupo Elektra stores.

     Saving Products

     As of December 31st 2005, Banco Azteca had four savings products: “Guardadito”, "Guardadito in U.S. Dollars", “Inversión Azteca” and "Inversión Azteca in U.S. Dollars".

     Guardadito: Guardadito is a savings account that is opened with a minimum balance of Ps. 50; in case that the balance of a customer falls beneath the minimum level of Ps. 50; Banco Azteca charges a monthly commission of Ps. 10.

     As of December 31 2005, there were a total of 6.3 million of Guardadito accounts, in the accumulated amount of Ps. 7,287 millions and an average balance of Ps. 1,159.00. As of December 31st 2005, Guardadito offered an annual yield of 0.75% .

     Guardadito in U.S. Dollars: This is a dollars account that may be opened with a minimum balance of US$5 and that is only offered to customers living within a ratio of 20 km of the United States border and in the States of Baja California and Baja California Sur. In the event that a customer’s balance falls beneath US$4.99, Banco Azteca charges a commission of US$1.00. As at December 31st 2005, Guardadito in Dollars offered an annual yield of 0.50% ..

     Inversión Azteca: In February 2003, Banco Azteca launched to the market a new savings product named Inversion Azteca. This product consists in an investment on demand which offers better yields, depending on the term chosen; and it can be opened with a minimum balance of Ps. 5,000.

     As of December 31st 2005, the terms and annual interest rates of Inversion Azteca were:

Term (in days)	Interest Rate

30	4.00%
60	5.75%
90	6.00%
180	6.70%
270	7.20%
360	8.75%

The requirements of Inversion Azteca are: to keep a minimum average monthly balance of Ps. 5,000. If the account does not keep the average monthly balance, a commission of Ps. 17.25 is charged for administrative expenses. In the event a customer makes a withdrawal before maturity, a commission of Ps. 92 is charged if the withdrawal is lower than Ps. 5,334, and if the withdrawal is greater than such amount, Banco Azteca charges a commission of 1.5% plus VAT on the amount of the withdrawal. Additional deposits may be made during the life of the investment subject to term.

     Inversion Azteca in U.S. Dollars: In May 2005, Banco Azteca launched a new product in U.S. Dollars for customers living within a ratio of 20 km of the United States border and in the States of Baja California and Baja California Sur. This product consists of an investment on demand offering the most competitive yields of the market depending on the term chosen by the customer (30, 60, 90, 180, 270 and 360 days). This type of account may be opened with a minimum balance of US$500.

     As of December 31st 2005, the terms and annual interest rates of Inversion Azteca in Dollars were:

Term (in days)	Interest Rate

30	1.75%
60	2.00%
90	2.25%
180	2.50%
270	2.75%
360	3.00%

     The requirements of Inversion Azteca in U.S. Dollars are: to keep a minimum average monthly balance of US$500.0. If the account does not keep the average monthly balance, a commission of US$2.0 plus the relevant tax is charged as management expenses. In the event a customer makes a withdrawal before maturity of the term chosen, a commission of US$8.0 plus the relevant tax is charged if the amount of the withdrawal is lower than US$500; in the event of withdrawals in higher amounts, Banco Azteca charges a commission of 1.5% on the amount of the withdrawal. Additional deposits may be made during the life of the investment subject to term.

     Additional Services

     During 2005, Banco Azteca implemented various additional services such as:

     Banca Empresarial [Business Bank], which is a service that is offered to carry out bank operations through the use of Internet Banking of Banco Azteca; the operations that may be made are: checking of balances, movements and statements of account, as well as transfers among the customer’s own accounts, third parties’ accounts in the same bank and inter-banking (TEF / SPEI) and massive transfers.

     ASMAZ Asociación del Empresario Azteca [Association of the Azteca Entrepreneur], is an association devoted to the provision of support services to micro, small and medium Mexican businesspersons, by offering services such as medical and legal coverage, technological services, discount cards, training, business guides and a micro-business directory.

     Nómina Azteca [Azteca Payroll], is an account designed for payroll dispersion, it has great advantages and benefits for the businesses and their employees, such as special promotions, pre-approved loans, unrestricted access to internet and telephone banking. As of December 31st 2005 104,326 Azteca payroll cards were granted.

     Internet Banking, Banco Azteca offers all its customers through the Internet tool, various services and transactions such as, checking of balances, money transfers and statements of account, transfers among the customer’s own accounts, third parties’ accounts in the same bank and inter-banking (TEF / SPEI); international transfers, payment of utilities and purchases, such as utilities automatic payments (Iusacell, Telmex, Sky, Telefónica MoviStar and to the Federal District Government, payment of other banks’ credit cards, payment of other banks’ loans and purchase of cellular or wireless air-time (Iusacell, Unefon and Telefonica MoviStar).

     Telephone Banking, is a hotline to which you may call and carry out your transactions from any telephone, 24 hours a day, 365 days a year. As well as to consult balances and movements in an immediate manner, to report theft or loss of your debit and/or credit and to receive kind and personal assistance by a team of executives who are always ready and prompt to solve any of your doubts.

     Purchase and Sale of U.S. Dollars, this service is offered to all our customers wishing to obtain a higher value for their pesos or dollars, we offer the most competitive Exchange rate in the market.

     Additionally, Banco Azteca provides through its network of branches a series of products and services of Grupo Elektra such as: Dinero Express, Western Union, purchase of bus tickets, sale of silver coins, cell phone companies service air-time and internet time.

Expected Growth and New Products

     In 2006, we expect to achieve a substantial growth in the activities and balances of our credit portfolio and attraction of funds. Further, for 2006, Banco Azteca has planned to commence offering a variety of new banking products and services such as:

     Creditaxis, is a financing product for the acquisition of passenger public transportation units “taxis”, that shall be offered jointly with the Federal District Department of Public Transportation (“SETRAVI”), with the purpose of helping taxi drivers to renew their vehicle older than 10 years, with an aid from the Federal District Government for the disposal [due to bad condition] of the unit of Ps. 15,000, with NAFIN funding and guarantee. We intend to achieve a strategic alliance with NAFIN, in order to launch the product nation-wide in urban zones.

     Credimax Rural Transportation, is a financing product for the acquisition of passenger public transportation units “taxis” in rural settlements of less than 50,000 inhabitants, with FIRA funding and guarantee. At present it has been launched as a pilot plan in the states of de Campeche, Hidalgo, Michoacán, Yucatán, Oaxaca Puebla, Tabasco and Veracruz, forecasting an allocation of 900 loans in the amount of Ps. 150 million approximately.

     Empresario Azteca Rural (Rural Aztec Entrepreneur f/k/a Credimax Financiamiento Rural), is a financing product for the support of micro, small and medium businesspersons who carry out commercial transactions, transformation and service operations in rural settlements of less than 50,000 inhabitants. The launching of the product commenced on April 1st at a national level. The estimation is to place 40,000 loans in the amount of 500 million and the market of the product is the South, South-east and Center of the Mexican Republic, where the largest number of villages and micro-businesses is found.

     Attraction of funds Products

     Débito Empresarial [Business Debit]: Is an attraction of funds product implemented in March 2005 targeted to individuals with business activities. It is given to the customers for the management of their account with a debit card with the endorsement of Visa and does not require the minimum opening or monthly average balance. At the end of 2005, 917 accounts had been opened with an accumulated balance of Ps. 7 million.

Collection

     Our collection practices and recovering procedures are carried out by Banco Azteca and are regulated under the Mexican Commercial Code, the Consumers Protection Law and the Civil Code.

     The collection process is carried out by the chief of credits who may have previously carried out the customer’s investigation. This practice not only allows us to get to know our customers better but to know where they live and how to contact them in the event of contingencies. Our successful collection operations are backed by a sophisticated segmentation system implemented throughout the country, by means of which we have divided the country into eight credit and collections divisions. These eight divisions, in turn, are divided in collection and credit divisions. These divisions are in turn divided into regional divisions in charge of several branches that carry out their collection duties and those of authorization of loans.

     In addition to this segmentation system, the great success of our collection operations rely on the deep knowledge of our customers, but particularly in the weekly visitations we make to request their due payments since the first week they become delinquent in their payment obligations.

Funding

     During 2005, the earnings derived from our deposit products Guardadito and Inversion Azteca grew in 46.7% compared to the closing of 2004. Additionally, the deposits attracted by the Bank during 2005 represented 183.15% of Banco Azteca’s credit portfolio as of December 31st 2005, resulting in a net funding surplus of Ps. 12,765 million. The Bank invested this surplus in a low risk portfolio of Mexican Government securities, and high quality liabilities issued by reputable financial institutions.

Capital Contributions

     As of the closing of December 2005, the following capital contributions had been made to the capital stock of Banco Azteca:

Date	Capital (Figures in Millions of Pesos *)

Sep 11, 2002	$261.47
Dec 30, 2002	$56.51
Jan 31, 2003	$146.33
Feb 28, 2003	$106.64
Mar 31, 2003	$86.56
Oct 29, 2004	$52.21
Dec 30, 2004	$372.00
May 31, 2005	$25.60
Jun 30, 2005	$102.52
Aug 31, 2005	$104.03
Oct 31, 2005	$45.60
Nov 30, 2005	$75.46
Dec 29, 2005	$200.00

Total	$1,634.95
_____________ * Figures updated as of December 31st 2005

     It is very likely that capital contributions are made in the future, in order to fulfill the financial needs of Banco Azteca and to comply with the Mexican Banking Regulations.

BANCO AZTECA (PANAMA)

General

     With the purpose to replicate in other countries of the region the business model successfully developed in Mexico, Grupo Elektra requested before the Superintendence of Banks of Panama, in 2004, a General Banking License to establish Banco Azteca in Panama, as a subsidiary of Grupo Elektra.

     Through Resolution S.B. No. 224-2004 dated November 24, 2004, the Superintendence of Banks of Panama granted Banco Azteca (Panama) a definitive General Banking License enabling Banco Azteca (Panama) to carry out Banking Business in any part of the Republic of Panama and transactions to be formalized, executed or to become effective abroad, and to carry out any other activities that may be authorized by the Superintendence.

     Banco Azteca (Panama) was incorporated in accordance with the laws of the Republic of Panama as a corporation and is under the supervision and regulation of the Superintendence of Banks of Panama, pursuant to the terms of the 1998 Act Decree No. 9.

     Thereby the first bank establishment of the Group beyond Mexico's borders is established in Panama: Banco Azteca (Panama), S.A. is the sole Mexican bank in Panama, with a completely new business model in such country and in Latin America.

     Banco Azteca (Panama), S.A. started its operations in Panama on March 1, 2005, as a 100% subsidiary of Grupo Electra, S.A. de C.V. (The holding company)

     With a stock capital of US$10million and a main office, it started what became the establishment of the operational basis allowing for the development of its business in a successful way throughout the whole country.

Target market

     The Bank operations are focused on the provision of financial products and services to homes of socioeconomic segments within the middle and low income levels of the population in Panama. Traditionally, these market segments have not been attended by commercial banks (i.e. taxi drivers, peddlers, among others).

Products and Services

     We are seeking to offer simple, complete and market competitive services, with low operational and administrative costs, offering credit facilities for the acquisition of consumer products, personal loans and accounts to attract customers.

1. Deposits:

  "Guardadito" (saving box)
  Christmas saving box (Christmas Guardadito)
  Aztec investment
  Member account

2. Granting Credits:

  Credimax (personal)
  Credimax (debit)
  Tarjeta Azteca

3. Services:

  Express money
  Internet banking

Bank establishments and human capital

     As of December 2005, Banco Azteca (Panama), S.A. accounted a main office, seven Financial Services Stores, 18 establishments in Third Party Channels and four establishments in Elektra stores.

     Our Financial Services Stores are opened 365 days a year, most of them with working hours from 9.00 a.m. to 9.00 p.m., whereas the establishments in Third Party Channels are opened from 9.30 a.m. to 7.30 p.m.

     For customer services, the Bank has a professional human element, made up by 253 collaborators, as of December 31, 2005.

Financial Results

     As of December 31, 2005, Banco Azteca (Panama), S.A. recorded total assets for US$11.7 million, 37% of which representing its portfolio.

     On the other hand, liabilities amounted up to US$1.7 million, US$1.4 million thereof representing both local and foreign deposits.

     As of December 31, 2005, Banco Azteca (Panama), S.A. paid-in capital is made up of 1,000 common stocks without par value, issued and floating, corresponding to the sum of US$10 million, making a US$2 million contribution for future capitalization.

Expansion program

     Banco Azteca (Panama), S.A. expansion plan envisages a greater growth in the number of branches for the year 2006, seeking to continue with its expansion program together with the growth of Elektra Stores in Panama, expanding our business throughout the Republic. Our target is to strengthen our financial position in the domestic market and to achieve a greater coverage in the country.

AFORE AZTECA AND SIEFORE AZTECA

Launching of Afore Azteca and Siefore Azteca

     On February 26, 2003, Grupo Elektra received the final approval of the Ministry of Finance in Mexico to operate a Pension Fund Management Company in Mexico under the name of Afore Azteca, S.A. de C.V. with a capitalization of Ps. 54 million (nominal) and was also authorized to constitute, operate and administrate a Sociedad de Inversión Especializada en Fondos para el Retiro “SIEFORE” (a company specialized in investing the resources managed by the Afore) under the name Siefore Azteca, S.A. de C.V. with a capitalization of Ps. 4 millions (nominal). Afore Azteca and its subsidiary Siefore Azteca are wholly-owned subsidiaries of Grupo Elektra which began operations at a national level during the first quarter of 2003.

     Further, in May 2004 the National Commission of Retirement Savings System ("CONSAR") issued new provisions contemplating the need of creating a new Investment Company Specialized in Retirement Funds (SIEFORE) which allowed the separation of the investment of funds pertaining to 56 year old workers or more, to such effect, and with the prior approval of the Ministry of Treasury and the CONSAR on July 20 2004, Siefore Azteca Básica 1, S.A. de C.V., was incorporated with an initial investment of Ps. 4 millions (nominal). Consequently, Siefore Azteca Básica 1 invests the workers’ funds allocated and those of the workers who are 56 or more, while Siefore Azteca invests the funds of workers under 56 years old.

Target Market

     Our target market is the middle class, however Afore Azteca’s services are offered in all our store-formats, we target all demographic segments, from A to E.

Products and Services

     Under Mexican Social Security Laws all the employers, employees and the Federal Government must pay dues to the Mexican Social Security Institute (“IMSS”) and the IMSS is bound to deposit such dues in an individual account for each employee.

     Afore Azteca manages the individual accounts mentioned above allocating the funds in the relevant sub-accounts and invests such funds in the Siefores (Investment Fund Companies specialized in investing the funds managed by Afore Azteca).

Financial Results

     For the 2003 fiscal year, the number of affiliated individuals equaled 18,703 and 428,922 assigned; at the end of 2004, the totality of its affiliated individuals equaled 76,775 and only 681,260 were assigned. The income generated during the fiscal year of 2005 by Afore Azteca went up to Ps. 176.7 millions, having at such moment 1,207,316 customers, from which 243,500 correspond to employees affiliated by the sales force and 963,816 to employees assigned under the rules provided by the laws regulating the pension system.

SEGUROS AZTECA

Acquisition of Seguros Azteca

     On October 31, 2003, Grupo Elektra received final approval from the Ministry of The Treasury and Public Credit (“SHCP”) in Mexico to purchase a private insurance Company in Mexico that was later named Seguros Azteca, S.A. de C:V. The Company acquired CIGNA Seguros, S.A. and its license to operate life, accident and health insurance. The transaction did not include the acquisition of any insurance portfolio in effect or any liabilities. Seguros Azteca is a wholly-owned subsidiary of Grupo Elektra. Seguros Azteca began operations at a national level during the second quarter of 2004.

Target Market

     As the products and services provided by Seguros Azteca are offered at Elektra, Salinas y Rocha and Bodega de Remates stores, Seguros Azteca’s target market covers the C+ to E demographic segments. Seguros Azteca, focuses its attention to the provision of services to that population segment that has traditionally been ignored by the Mexican Insurance Industry.

Products and Services

     Vidamax, is an insurance policy offered to all our customers who have been granted a consumer loan by a small extra weekly payment, in cash or that have acquired a cellular telephone through a credit granted by Banco Azteca.

     Escudo Azteca, is a life insurance policy offered by Banco Azteca, which may be acquired when obtaining Tarjeta Azteca [Azteca Card]. Tarjeta Azteca is a credit card supported by Visa. The payment scheme is weekly as is the payment of the Tarjeta Azteca.

     Seguros Azteca also offers other insurance policies such as life insurance, accidents and funeral expenses. The insurance policies offered by Seguros Azteca are simple and may be acquired at low prices. Further, the products are aimed to guarantee the fulfillment of our customers’ ideals in connection with savings, education and support of their loved ones. The innovation and understanding of our customers’ needs are and will continue being a guide for designing our strategy.

     Grupo Elektra has also commenced the commercialization of life insurance in Honduras and Guatemala, through the association with insurance companies existing in such countries, La Atlántida and El Roble, respectively.

     The products commercialized in these countries, are similar as those commercialized in Mexico such as Vidamax. This product was adapted to the legal framework of each country, with the relevant observations for each insurance company associated.

     We have planned the commercialization of this type of products in other countries where Elektra has operations.

Financial Results

     During 2005, income went up to Ps. 909 millions, having issued 2,817,000 insurance policies in such period of time, and being active 1,450,000 insurance policies.

ELEKTRICITY

General

     On October 1, 2003, Grupo Elektra started to manage and operate Grupo Iusacell’s Sales and Service Centres as a pilot-test of a new store format under the Elektricity trademark. As a result of the positive response of our customers toward this type of format, Elektricity became part of Grupo Elektra’s store formats. During 2004, the Company efficiently leveraged the sales floor of the converted stores and was able to attract other type of consumers, different to those typically targeted by our traditional store formats. As of December 31st, 2004, we operated 34 Elektricity stores. During 2005, this format has looked forward to consolidate in the market and at the end of the year we were operating 53 stores throughout Mexico.

Target Market

     The target market of the Elektricity format store is the A, B, and C+ demographic groups (or of higher income) representing approximately 20% of the Mexican population. The Elektricty’s target market is therefore more affluent and has more purchasing power than the target market of other formats, the Mexican middle classes.

Property

     As of December 31st 2005, we manage 53 Elektricity stores. All Elektricity stores are leased.

Merchandise

     The Elektricity stores sell a combination of electronic goods, household appliances, white goods and telephony products and services, among others. Electricity stores are specialized in household, state of the art technological products and advanced mobile communication products and services. Elektricity is focused to a demographic sector with a higher purchasing power of Salinas y Rocha customers. During 2005, Elektricity generated Ps. 113.5 millions in revenue.

ADDITIONAL SERVICES

Money Transfers

     Through our regular operations, we participate in the Money transfer business; therefor we have entered into agreements with several companies in order to become paying agents and together with Western Union also remittent of wire Money transfers originating abroad and in Mexico, being the most important market that of the United States of America towards Mexico.

     Elektra, Salinas y Rocha, Bodega de Remates and Elektricity stores offer to their customers’ electronic money transfers services within the Mexican Republic under the trademark “Dinero Express.” In 2004, Dinero en Minutos [Money in Minutes], Dinero Día Siguiente [Overnight Money] and Dinero Express [Express Money] represented revenues for a total of Ps. 922.3 millions, and in 2005, revenues of Ps. 1,164.5 millions.

     Western Union

     In October 1993, we entered into certain joint venture agreements (the “Joint Venture Agreement”) with Western Union Financial Services, Inc. (“Western Union”) to offer electronic money transfers in Mexico. These agreements grant us the benefit of a greater affluence of customers to our stores and also generated revenues in United States Dollars. Under the Joint Venture Agreement, the world network of Western Union agents originated money transfers towards Mexico, while the domestic network of the Elektra stores, as well as certain banks or other traders that not competing directly with the Elektra’s retail sales, used to distribute such money transfers as agents in Mexico. The “Will Call Money Transfer Service” (“Servicio de Llamada a Beneficiario”) of Western Union used to be commercialized in Mexico according to the Joint Venture Agreement under the trademark “Dinero en Minutos” [Money in Minutes”].

     In January 1996, Elektra sold its interests in the entities established pursuant to the Joint Venture Agreement to American Rapid Corporation Inc., a wholly owned subsidiary of Western Union (“American Rapid”), for US$20 millions and received its share in all non-allocated net profits in the form of a dividend. In addition, Elektra y Western Union entered into a ten-year Exclusive Services Agreement dated January 11, 1996 (the “Exclusive Services Agreement”), which provided the framework for the continued service by Elektra as an agent for Western Union’s Will Call Service in Mexico. Pursuant to the Exclusive Services Agreement, Elektra received US$142 million, which was deposited in an escrow account with First Bank, National Association (the “Escrow Agent”), in consideration for (i) the services to be rendered pursuant to the agency agreements described below, (ii) terminating the prior agreement relating to foreign exchange gains and (ii) agreeing to certain non-competition covenants. Grupo Elektra has caused the Money deposited in escrow to be invested in 2% of the capital stock of each of Elektra, Elektrafin and Importaciones Electrónicas Ribesa, S.A. de C.V., each one of which is a subsidiary of Grupo Elektra (the “Western Union Transaction”). These subsidiaries, in turn, applied the funds obtained in such manner to repay short-term debt of Grupo Elektra, to reduce account payable to our suppliers, to pay a portion of the cash consideration of our investment in CASA (as defined below) and for general corporate purposes. Each year, the escrow agent released a portion of the shares held in escrow equivalent to a US$14.2 millions and paid that amount to us as a compensation for our services for the corresponding year. This agreement expired in January 2006.

     Under the Inbound Agency Agreement dated January 11, 1996 (the “Contrato de Agencia Receptora”) entered by and between Elektra and American Rapid (entered into pursuant to the Exclusive Services Agreement between Elektra and Western Union), Elektra acted as one of the authorized agents used by Western Union to implement and provide the Will Call Service in Mexico. This Service consists of the transfer of money originating outside Mexico by persons who pay Western Union’s agents an amount in U.S. Dollars (or in the corresponding local currency) to be sent in Mexico by a person who receives an amount in pesos. Grupo Elektra transfered the equivalent to US$992.0 millions in 2003, US$1,396.3 millions in 2004 and US$2,191.1 millions in 2005. Elektra received and agency fee in U.S. Dollars in respect to the transactions completed during each month. This Agreement expired in January 2006.

     Western Union and Elektra also entered into a Foreign Exchange Agreement, dated January 11, 1996 (the “Foreign Exchange Agreement”), whereby Elektra received a percentage of the net foreign exchange gain with respect to the portion of the money transfer business for which Elektra provided services. The exact percentage depended on the spreads carried out by Western Union in respect of the foreign Exchange transactions and the commission charged to its customers. The net foreign exchange gain for each month used to be paid in U.S. Dollars. This Agreement expired on January 2006.

     Servicio Integral de Envíos, S. de R.L. de C.V., (a wholly owned subsidiary of Western Union Financial Services, Inc.) and Elektra, executed an Outbond Agency Agreement (the “Outbond Agency Agreement”) on October 26 2004, according to the Exclusive Services Agreement between Elektra and Western Union, Elektra acted as an authorized agent of Western Union to implement and provide the Will Call Service from Mexico abroad. This service consisted on the transfer of money originating in Mexico by persons who paid Elektra in Mexican Currency to be sent to persons abroad who received such amounts in the corresponding currency. This agreement expired in January 2006.

     On January 11 2006, Western Union and Elektra renewed their commercial alliance for a term of six years and one month, under similar financial conditions to those of the prior agreement. This alliance also includes competitive advantages in the management of trademarks and advertising.

     As part of the agreements, Grupo Elektra received financing in US$140 millions payable in four annual installments as of January 2007, which accrues interest at an annual rate of 1.27% . Further, during the term of the alliance, US$50 millions shall be received as consideration for the provision of the services.

     Elektra is the main paying agent for Western Union in Mexico. We operate approximately 75% of the electronic money transfers of Western Union and 12% of the total volume of the electronic money transfers towards Mexico (reported by Banco de México o “BANXICO”), and an estimated 10% of the amount of the money transfers wired to our country.

     Vigo Remittance Corp.

     We are paying agents of Vigo Remittance Corp. In Guatemala and Honduras since January 2004. This agreement is renewed on a yearly basis.

     In October 2005, another agreement was executed so that upon the expiration of the agreement with Western Union we become paying agents also in Mexico. Derived from our negotiation with Western Union to renew our commercial relationship and the acquisition of Vigo Remittance Corp to be carried out by First Data Corp. in April 2006 the agreement was amended to extend the term of the same to January 2012, date in which our agreement with Western Union expires.

     Order Express

     In January 2005, we became paying agents of Order Express for Guatemala, Honduras and Panama; to this date we only have operations in Guatemala and Honduras through our branches of Elektra, Bodega de Remates, financing service stores and third parties’ channels. We expect to commence operations in Panama during the last quarter of this year.

     With the foregoing, we broaden even more, the range of options available for the users of wire money transfers between the United States with Mexico and Latin America.

     Dinero Express

     Dinero Express [Express Money] is a business that was created by Grupo Elektra in February 1996 to offer the money remittance service via- electronic transfers within the country. Actually, all money transfers may be sent and collected at any of our branches of Banco Azteca located inside the stores of Grupo Elektra-Elektra, Bodega de Remates and Salinas y Rocha- and in other stores where Banco Azteca has established a stand or kiosk as well as in the stores of the agents located in 322 cities through out Mexico.

     The main purpose is that money transfers get in time to the indicated person. Customers know that the money transfers are safe and fast and they value the convenience of us being open for business in a broad schedule.

     In February 1998, Dinero Express launched a royalty program for its customers named “Cliente Express” for regular users of this service. The purpose is to obtain that our customers be loyal to our service, by offering them different discounts in the commissions charged when making their transfers. As of December 31st, 2005, 57% of the transactions of this clue business are carried out by our frequent customers.

     In February 2006, Dinero Express reached its tenth anniversary in the provision of domestic money transfers in Mexico. By stressing the value of this business during these years,

Grupo Elektra has made a constant effort to optimize the service generating value added for the customers, through different promotions implemented from time to time.

     From its origins in 1996 and until December 31st, 2005, the number of money transfers managed by Dinero Express has brought along an increased affluence in the stores and also the television advertising through TV Azteca has been an important factor for its success.

Maxifoto (Fotofácil)

     In January 1997, we began offering photo processing services at selected Elektra stores in Mexico under the trademark of “Fotofácil”. The photography kiosks at Elektra stores offer products such as film, cameras, batteries and audiocassettes, as well as photo processing. The space required in Elektra stores for installation of photography mini-labs is approximately 16 square meters. Generally, each mini-lab is staffed with two specialized technicians. The average processing time for a roll of film is one tour.

     In 2004, “Fotofácil” changed its name to Maxifoto following a new marketing strategy and the design of a new format for this product line. During 2005, this strategy included renewal of equipments, new products and the launching of digital services. The foregoing was complemented with a new image on the sales floor, combined with an intense promotion and advertising work, therefore we expect an increase of sales.

Unefon Agreement

     In November 2000, we entered into a ten-year service agreement with Unefon, S.A. de C.V., an affiliated provider of wireless telecommunications and other telephony products and services in Mexico.

     Pursuant to our agreement with Unefon, we market and distribute handsets, or mobile phones, which we generally purchase from Unefon and then re-sell in our stores. Unefon currently offers handsets manufactured by Nokia, Motorola, LG, Kyocera, Samsung, Withus and Audiovox, among others. We can purchase models of handsets from third parties that will be activated in Unefon’s system and sell them in our stores, however, in order to do so, we must first obtain Unefon’s approval.

     In general, we receive different compensation under this agreement based on various Services that we provide to Unefon. For further information please refer to Section 4. “Management - b) Related Party Transactions and Conflict of Interests- Agreement with Unefon”.

Extended Warranties

     In September 1997, we launched in Mexico our extended warranty service under the trademark “Milenia”. This service is becoming a more prominent contributor to our overall revenues.

     The extension of a product warranty is available only for electronics and white-line appliance merchandise. It may be acquired on three different terms: two, three and four years. The goal of the program is that Grupo Elektra’s customers rely on a professional maintenance service with qualified labor, where the reception of items may take place at any store in Mexico and in case of white-line products the service is made at the customer’s address. Under the extended warranty program, Grupo Elektra independently repairs and provides maintenance to products when they are not covered by the manufacturer’s warranty. This program is currently offered only to a limited number of products at Elektra, Salinas y Rocha, and Bodega de Remates stores. Grupo Elektra’s customers can pay the price of the warranty through the Grupo Elektra’s consumers loan offered through Banco Azteca on the same credit terms that apply to the merchandise.

     During 2004, we began to offer our extended warranty service in our Elektra stores in Guatemala, Honduras and Peru, and by the end of 2005 also in Panama. In these Central and South American Countries as in Mexico, Milenia is available for some electronic and white-line and it may be acquired in three different terms: two, three and four years. Grupo Elektra’s customers may pay the price of the warranty through the consumer loans financed in our operations in Guatemala, Honduras and Peru, and by Banco Azteca in Panama according to the same financing terms applicable to the goods.

     In 2003, 2004 and 2005, we sold 127,080, 480,826, and 938,372 extended warranties, respectively, which generated Ps. 207.9 millions, Ps. 198.9 millions and Ps. 253.7 millions, respectively. During last year the increase in market penetration is due, among other things, to the incorporation of the sales force of Seguros Azteca and to the implementation of promotion campaigns.

     Milenia has an attractive compensation plan for the sales force, which includes: the payment of commissions according to the term of the Milenia sold, as well as an additional bonus paid quarterly. Such bonus is equivalent to the same commission percentage that is given per each sale of Milenia; the foregoing encourages the sales force from the beginning of the operations of this extended warranty services.

Computers

     After the launching of our own line of computers under the trademark Blue Light in August 2005, with margins of at least 50% higher than the common denominator of the industry and to the commercial success with no precedents it had in Mexico (according to figures of INTEL, Blue Light was the most sold national brand in 2005 and Elektra the retailer that sold more computers during 2005); we began with the support of Intel and Microsoft, a an expansion project for the brand that has taken us to introduce these equipments to Guatemala and Panama and step by step in the rest of the Latin American countries where we have operations and in such manner launching our new 2006 product line beginning in July.

     The computers line is offered in our four store format, however, they do not offer the same models, as we have selected the models that are more convenient for each region.

Cellular Telephony Products and Services

     The low penetration of the cellular telephony services, which is especially prevalent within the target market of Grupo Elektra, still provides a high growth potential opportunity for this category of business. During the third quarter of 2002, we started to sell Telcel and Movistar products and air-time at our stores. After the third quarter of 2003, we commenced to offer Iusacell products and services.

     Nevertheless, since the third quarter of 2004, we no longer sell Telcel air time or telephone sets at our stores. After a thorough process of negotiation and analysis, both companies determined that it was best for their own interests to terminate the agreement. During 2005, the impact was gradually reduced by the great development of the other three main brands, Iusacell, Telefónica-Movistar and Unefon, therefore at the ende of this year this line of business showed positive results.

     (iii) Patents, Licenses, Trademarks and Other Agreements

     Grupo Elektra has a portfolio of more than 3,481 distinctive marks, among which we find Elektra, Salinas y Rocha, Bodega de Remates, Elektricity, Banco Azteca, Dinero Express, Credimax, Credimax Casa, Credimax Auto, Credimax Efectivo, Credifacil, Guardadito, Guardadito Dolares, Milenia, Blue Light, Italika, Seguros Azteca, Afore Azteca Vidamax, Milenia, Abonos chiquitos para pagar poquito [small installments to pay little], Nadie vende más barato que Elektra [no one sells cheaper than Elektra], Dinero Express tu dinero como de rayo [Express Money, your Money in a flash], chaz chaz, en Elektra sí se puede [at Elektra, it is possible], más que una garantía todo un compromiso[more than a warranty a serious commitment], among others.

     Our portfolio of distinctive marks is registered in Mexico, the United States, Argentina, Bolivia, Honduras, Peru, El Salvador, Dominican Republic, Chile, Venezuela, Guatemala, Costa Rica, Uruguay, Paraguay, Nicaragua, Ecuador, Colombia, Panama and Brazil. Not all the distinctive marks in our portfolio are registered inasmuch as some of them are in the process of registration. In the majority of the cases, our portfolio is registered (or in the process of registration) in classes 9, 12, 35 and 36.

     In the majority of the countries the distinctive marks have an effectiveness of 10 years as of the filing of the registration application; therefore each year we have to renew the expiring marks.

     It is important to outline that we have a continuous program in all the countries where we do business, to protect our trademarks against misappropriation.

Branding

     We have implemented a program called “Building Strong Marks”, which focuses on the enhancement of our trademarks. This program consists of different strategies. One of them is to develop individual philosophies and concepts for each trademark underlining our essential values (closeness to the consumer, royalty, modernity and being trust-worthy).

     Without any doubt whatsoever, our most powerful trademark is “Elektra”, which is internationally recognized in the countries where we do business and is duly protected in other countries to prevent misappropriation.

     "Salinas y Rocha" trademark enjoys strong national recognition among Mexico’s middle class. The acquired stores that continue operating under the name of Salinas y Rocha are specialized in sales of furniture and home appliances as cater a demographic group with more purchasing power than the traditional Elektra customers. As a result, we are increasing our penetration of a higher income sector. While Elektra has typically been associated with easy access and affordability, Salinas y Rocha is recognized as a lifestyle brand name.

Elektra Panama Franchise

     On November 9, 2005, Elektra executed a 10 year franchise agreement with Elektra Panamá, S.A., a company owned by local Panamanian stockholders.

     For the first time ever Grupo Elektra has a franchise model. Such model is a new scheme that may become feasible for other countries in Latin America. The opening scope of Elektra stores in Panama is approximately 15 stores; 4 stores opened in 2005 and 11 stores to be opened in 2006.

     Obtaining the franchise has no cost, nevertheless, same is subject to trademarks, systems, and know-how royalties for Grupo Elektra México, equal to a percentage of Elektra Panama sales. Royalties to be paid by Elektra Panama are not expected to represent a significant amount for Grupo Elektra in the short term.

     The same as in Mexico, there are Banco Azteca branches in Elektra stores. Services provided to customers in the stores are similar to those currently provided in Mexico. In such services, two types of customers are distinguished: i) those who pay cash for goods acquired and ii) those who choose to buy on credit. In the first case the customer is waited on by a salesperson from the commercial establishment, whereas in the second case, the customer is channeled through an executive of Banco Azteca (Panama), who performs the relevant credit research.

     Elektra Panama stores offer a range of products and services similar to those found in Mexico. Know how for sales strategy, operation and logistics is provided by Elektra el Milenio.

     Elektra Panama stores are focused on a market similar to the market targeted in Mexico, i.e. the middle income and low-middle income demographic segments (socioeconomic categories C, D+, and D, as defined by the Mexican Association of Research Agencies).

     (iv) Main Clients

     To know our Target Market as well as our customers’ profile, please see Section “2. The Company—2. Description of the Business—to Main Activities”.

     Considering that ours is a retail sales activity and that our store formats are focused on every economical sector of our country, we believe that we do not rely on a specific customer. Also, our presence in all states of Mexico and in four Latin American countries makes us believe that we do not depend on any specific geographic area; hence we do not have a significant risk concentration.

     (v) Applicable Laws and Fiscal Status

     As a company primarily engaged in offering retail commercial and financial services, Elektra is subject to a diverse array of consumer and financial regulatory requirements under Mexican law, including a comprehensive regulatory regime that governs the activities of Banco Azteca. Some of these regulatory requirements are discussed below.

Consumer Protection Laws

     The Ley Federal de Protección al Consumidor (the “Consumer Protection Act”), which regulates consumer installment sales programs in Mexico, became effective on December 24, 1992. Consumer credit services are regulated by the banking regulation of the countries where they are offered. In Mexico neither the Consumer Protection Act (Ley Federal de Protección al Consumidor), nor the Banking Regulation (Ley de Protección y Defensa al Usuario de Servicios Financieros) imposes any limit on the interest rate a merchant or a bank may charge a consumer in an installment sale or in a consumer credit service offered by a banking institution. The effective interest rate which Banco Azteca charges for electronics, appliances, or furniture is fixed at the time of the loan. We cannot assure you that in the future the Mexican Government will not impose limitations or additional informational requirements regarding such rates of interest. A substantial portion of our revenues and operating cash flow is generated by our consumer credit services, and any such limitations or additional information requirements could have a material adverse effect on our financial performance.

     The collection practices and repossession procedures we use in our operations in Mexico are regulated under the Consumer Protection Act, the Mexican Commercial Code and the Mexican Civil Code. In Latin America, we are regulated by each country’s commercial, civil and consumer protection laws and regulations. Our collection operations are implemented and monitored at the individual store level. Each store has a credit sales manager who, under the regional manager’s supervision, is responsible for extending credit and collecting that store’s outstanding accounts in accordance with corporate guidelines and applicable law. Any material change in the regulations governing our collection practices and repossession procedures could have a material adverse effect on our financial performance.

     The consumer protection laws and their enforcement in the other Latin American countries where we do business are comparable to Mexican law. However, a change in the regulatory environment in Mexico, or in the other countries where we operate, or the imposition of authorization requirements could have a material adverse effect on our operations and our financial performance.

Regulations Affecting Corporations listed in the Mexican Stock Exchange (Bolsa Mexicana de Valores)

     The Mexican Securities Exchange Law (Ley del Mercado de Valores 1975 “LMV”)

     This Law became effective on January 2, 1975 and imposes regulations on public offering, market trading practices, intermediaries and authorities and services related to the securities exchange and also provides internal and external enforcement controls and severe sanctions in case of infringement.

     The main purposes of the LMV are to Project investors’ rights, to ensure that market trade is carried out in a fair, transparent, efficient and equitable manner, to minimize the risks related to securities trading, and promote a fair competition. The LMV, to accomplish these purposes, provides several corporate guidelines that are: limitations on share repurchases; stockholder rights; independent members in the Board of Directors (25% as minimum); the Board’s functions and obligations; the organization, duties and responsibilities of an audit committee; and the rules regarding the disclosure of certain relevant events, among other governance practices.

     On December 30, 2005, a new Securities Exchange Law was enacted and published (the “New Law”), and became effective within one hundred and eighty calendar days following its publication in the Official Gazette of the Federation (Diario Oficial de la Federación), except for the provisions of transitory articles Tenth and Seventeenth; that is to say on June 28, 2006.

     Further, on the date the New Law becomes effective the Securities Exchange Law published in the aforementioned Gazette on January 2 1975 shall be repealed, except for that provided for in transitory articles first and second.

     The New LMV has, among others, the main purpose of developing the market to make it more attractive to investors trading therein, creating a reliable framework derived from a better regulation in the field of data disclosure to the investor public and providing the rights of minorities and clear corporate governance practices.

     The Mexican General Law of Commercial Companies (“Ley General de Sociedades Mercantiles” or “LGSM”) which regulates any commercial companies became effective on August 4, 1934.

     The LGSM imposes several rules regarding the constitution and activities of Mexican companies, as well as the obligations, rights and limitations related to them. It also establishes regulations on the payment of dividends, profit distribution, reserve funds, shareholders’ rights and obligations, shareholders meetings, rules regarding the company’s administration and surveillance, periodic disclosures regarding financial, accounting and corporate information and foresees internal and external controls for enforcement and sanctions in case of infringements.

     The Disposiciones de cáracter general aplicables a las emisoras de valores y a otros participantes del Mercado de Valores (the General regulations applicable to securities issuers and other market securities participants “the Provisions”), became effective on March 19, 2003.

     The main objectives of the Provisions are:

  To compile the general rules issued by CNBV in connection with: (i) the registration and maintenance of securities with the National Registry of Securities; (ii) public offerings; (iii) disclosure of information provided by issuers for appropriate decision-making in the investment field; and (iv) the repurchase of shares by companies that have registered such securities with the above mentioned Registry, in order to facilitate their consultation, application and compliance.
  To update the administrative law procedures for the registration of securities and the approval of public offerings for the purchase or sale of securities incorporating the use of computing programs in order to analyze the information provided on an efficient basis, and in case of public offerings, if applicable, allow the incorporation by reference of any such information submitted in due course by the issuers to the CNBV, stock exchanges (BMV), and public investors.
  To appropriately regulate the procedures which allow the issuers to obtain:
  The preventive registration of their shares with the National Registry of Securities, which shall allow that the placement of the same is carried out at the time it deems appropriate depending on the market conditions; and
  The registration of securities to be issued under placement programs providing successive issuances and placements.
  To promote the adoption of healthy governance practices of issuers.
  To deepen and strengthen the regime of periodic disclosure of financial, economic, accounting, legal and governance information to be provided by issuers for appropriate investment decision-making in the market in order to convey greater confidence to the investors and to encourage their participation in the market.
  To update the provisions regulating the manner in which the issuers carry out the repurchase of their shares.
  To establish that independence requirements be met by external auditors in the accounting field and by lawyers drafting the reports and opinions that issuers must provide for the registration of their securities under the LMV.

Legislation and Regulations Affecting Money Transfers

     The Ley General de Organizaciones y Actividades Auxiliares del Crédito “LGOAAC” (the Organizations and Credit Auxiliaries Activities Act), and as of May 15, 2004, the Disposiciones de carácter general a que se refiere el Artículo 95-Bis de la LGOAAC aplicables a los denominados Transmisores de Dinero (General provisions derived from Article 95-Bis of the LGOAAC applicable to Money Transferers) establish the rules, procedures and mechanisms that money transfer companies must meet in order to offer and operate money transfer services.

     The main objectives of the law and these regulations are to prevent money laundering, the funding of terrorist activities as well as to prevent fraud. In order to prevent these activities, these money transfer regulations establish, among others, the following obligations with which companies who are allowed to offer them to the public must comply:

  To register before the SAT (Mexican Tax Authority) as a Money Transfer Company.
  To deliver to the SAT reports of the transactions (classified as Unusual, Concerning and Relevant) that these companies carry out for its clients.
  To implement procedures that allow the company to have all the information needed to identify its clients, all the operations carried out by these companies and the ones needed to safeguard this information.

  To install within its systems, early alerts in order to identify transactions which exceed an amount of US $3,000 per client in a sole operation or in elapsed transactions within a period of 5 consecutive days.
  To train their personnel in connection with their obligations to the authorities.
  To designate an individual in order for such person to act as a compliance officer.

     These money transfer regulations provide for sanctions in case of noncompliance.

Regulations Affecting Afore Azteca (the Pension Fund Administrator)

     Under Mexican Law the employers, the employees and the Federal Government must pay fees to the Instituto Mexicano del Seguro Social “IMSS” (the Mexican Social Security Institute) and the IMSS must deposit those fees in an individual account for each employee.

     The Afores (the Pension Fund Administrators) are companies authorized by the Comisión Nacional del Sistema de Ahorro para el Retiro (the National Retirement Fund System Commission, “CONSAR”) for the management of the individual accounts above mentioned. They are also authorized to distribute those funds to the respective sub-accounts and to administer Sociedades de Inversión Especializadas en Fondos para el Retiro “Siefore” (companies specialized in investing the resources managed by the Afores).

     The Afores are regulated by the Ley de los Sistemas de Ahorro para el Retiro (the Mexican Savings Retirement System Act). The CONSAR takes charge of the Afores supervision and the Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros (the Mexican Defense and Protection of the Users of Financial Services Commission “CONDUSEF”) deals with the claims against the Afores.

Regulations Affecting Seguros Azteca

     The insurance companies are authorized by the SHCP and supervised by the National Insurance and Bonding Commission (“Comisión Nacional de Seguros y Finanzas” or “CNSF”).

     These companies are regulated by the Insurance Act s (“Ley General de Instituciones y Sociedades Mutualistas de Seguro” or “LGISMS”), by the Insurance Contract Act (“Ley Sobre el Contrato de Seguro” or “LSCS”) and by the provisions established by the CNBV and the SHCP. The insurance regulations establish the insurance companies’ organization and performance as well as the minimum requirements that the insurance contracts must observe.

Free Trade Agreements

     Free trade agreements may increase competition as they make it easier for non-Mexican retailers to enter the Mexican market. The North American Free Trade Agreement (NAFTA), effective since January 1, 1994, established a North American “free trade” zone and generally eliminates import duties, tariffs and barriers among Mexico, the United States and Canada. As a result, we may see an increase in the number of U.S. retailers in Mexico with whom we would compete. The free trade agreement between Mexico and the European Union, which became effective on July 1, 2000, also makes it easier for European retailers to enter the Mexican market. In addition, we face significant competition from the informal economy and parallel imports for the products that we carry.

Set of Rules Affecting Banco Azteca

     Banco Azteca's business currently consists of financing and deposits activities. At the end of fiscal year 2005, the banking services offered by Banco Azteca to commercial companies represented approximately 10% of its operations. Consequently, the Mexican laws and regulations that currently apply to Banco Azteca are mainly those that are related to consumer banking, loans and related activities. Please see "Company Information — Banco Azteca — Products and Services". Nevertheless, there are several legal requirements and limitations in Mexico that are applicable to all Mexican commercial banks, including Banco Azteca.

General

     Our banking activities are regulated and supervised by the Secretaría de Hacienda y Crédito Público (Internal Revenue Secretariat, SHCP as a Spanish acronym), the Bank of Mexico ("BANXICO"), the National Banking and Exchange Commission (CNBV, Comisión Nacional Bancaria y de Valores), Institute for the Protection of Bank Savings (IPAB, as a Spanish acronym), and the national Commission for the Protection and Defense of the Users of Financial Services (CONDUSEF, Comisión Nacional para la Protección y Defensa de los Usuarios de Servicios Financieros).

     The SHCP has broad powers over the Mexican financial system and regulates its structure and operations through an extensive schema of rules and policies that control commercial banking in Mexico. The SHCP is also responsible for granting authorization to operate commercial banks and authorizing the opening and closure of branches.

     BANXICO was established in 1925. Among its main functions are the formulation and implementation of monetary and exchange policies, the operation of the reserves of the commercial banks, the supervision clearing house for Mexican banks and the approval of certain commissions, honoraria, and other fees/ charges. BANXICO's monetary policy and central banking activities can have a considerable impact on the operations and results of the commercial banks that operate in Mexico, including Banco Azteca.

     The CNBV is an autonomous entity of the SHCP that operates under the supervision of a Government Board. The Government Board is made up of President of the Commission and ten members, five of whom are nominated by the SHCP, three by BANXICO, one by the National Commission for the Retirement Savings System (CONSAR, Comisión Nacional del Sistema de Ahorro para el Retiro), and one other by the National Insurance and Finance Commission (CNSF, Comisión Nacional de Seguros y Fianzas).

     The CNBV is responsible for the supervision of banking and for ensuring that banking operations are carried out securely and in compliance with the laws and regulation of Mexico. The CNBV is also responsible for the revision and evaluation of the risks to which banking entities are exposed, as well as making adequate systems for control and administration in order to promote the correct levels of liquidity, solvency and stability. The CNBV also issues rules and regulations that rule banking entities and acts as a consultant in financial matters for the Federal Government. On this point, it is important to point out that as of December 3, 2005, the criteria prescribed by the CNBV for credit institutions are contained in the document denominated "Unique Circular." Other CNBV activities include the approval of the constitution, operation and minimal capital of financial institutions. It also has the right of veto in the nomination of directors, functionaries/ officers, auditors and legal representatives of such institutions.

     The Credit Institutions Law (Ley de Instituciones de Crédito) came into force on July 18, 1990. This law, as well as the provisions established by the CNBV and the SHCP to protect the public interest, regulates banking and credit services, as well as the organization and performance of Banco Azteca. These banking regulations impose the following obligations, among others:

     Authorization to operate commercial banks

     In order to carry out banking activities, authorization is required from the Mexican government. After consulting with BANXICO and CNBV, the SCHP can grant banking authorizations to applicants, subject to the minimum capital requirements. The minimum capital required for recently constituted banks is 0.12% of the total capital of the Mexican banking system. The prior approval of the SHCP is required to carry out the opening, closure, or relocation of any type of office abroad or for the cession of assets or liabilities.

     Sufficiency of capital

     The SHCP establishes the capital requirements that should be observed by Mexican banks, which are calculated for each bank depending on its level of credit risk and market risk, and exposure to the same. The capital requirements related to the market risk measure the impact on Banco Azteca's capital of the re-pricing gap between assets and liabilities and the disparity in currencies. In compliance with the relevant regulation, the CNBV can impose additional capital requirements and BANXICO can, with previous recommendation from the CNBV, grant temporary exceptions to these requirements.

     The regulatory capital requirements in Mexico are consistent with the international capital standards set by the Basel Committee of the Bank for International Settlements. Mexican commercial banks are obligated to maintain capital based on risk at an amount equivalent to at least 8% the assets with weighted risk. The total capital based on risk is formed of basic or "Level 1" and complementary or "Level 2" capital. Basic capital generally includes common stock capital, non-cumulative preferred shares of stock, and minority equities/ participation in certain consolidated subsidiaries that are qualified as such. Complementary capital generally includes preferred common stock that does not qualify as basic capital, subordinated in installment debt, certain capital instruments and credit reserves (up to 1.25% of the total assets with weighted risk). Certain capital deductions are required due to the concept of "mercantile/ commercial credit" or other intangible assets. The minimum basic capital required is 4.0% of the total assets with weighted risk. Furthermore, the regulatory requirements for capital in Mexico impose an additional or complementary charge linked to the aforementioned market risk.

     Banco Azteca complies fully with these capital regulation requirements. In this sense, Banco Azteca's capital consists almost entirely of qualified common stock capital, which, according to the applicable regulation requirements, is generally considered to be the most desirable form of basic capital. Banco Azteca's complementary capital consists to a large extent of credit reserves and other complementary reserves (up to 1.25% of assets with weighted risk). Banco Azteca does not make deductions to capital for commercial credit or other intangible assets, since the bank does not have assets of this nature.

     Provisions related to anticipated intervention

     The Congress of the United States of Mexico recently approved certain reforms to the Credit Institutions Law (Ley de Instituciones de Crédito), which came into effect on June 16, 2004, and which establish "Early Alerts" and the precautionary intervention of the CNBV in a case where a bank does not comply with the requirements for compulsory minimal capital specified in that Law and specifies the corrective measures that the CNBV could take under these circumstances.

     These new requirements make it necessary to classify the commercial banks in specific capital categories and that the actions that the bank and the regulatory Mexican authorities can or should take, depending on the classification of the banks according to its capital. Specifically:

  Banks with total capital based on 10% or more risk are subject to the adoption of precautionary measures.
  Banks that have total capital based on risk equivalent to 8% or more, but less than 10.0%, are obliged to take certain precautionary measures, including:
  Informing the Board of Administration
  Abstaining from operations that could result in total capital falling below 8%.
  Banks that do not comply with the minimum capital requirements of 8% are obliged to:

  Inform the Board of Administration of this failure to comply.
  Present a plan for the restoration of capital to the CNBV.
  Suspend the payment of dividends and other distributions of capital to shareholders.
  Suspend any program for the buyback of shares.
  Suspend the payment of interest and capital on subordinated debt, where applicable.
  Suspend the payment of additional compensation to the General Director and officers in the two levels immediately below him or her.
  Abstain from agreeing any increase in loans previously granted to any related party.
     Furthermore, those banks that do not comply with the minimum requirement for 8% capital, could be required to do the following:
  Develop specific plans to avoid additional deterioration in capital.
  Contract the services of external auditors or other third parties that are expert in special audits on certain specific matters.
  Abstain from agreeing to increases in salaries and benefits for functionaries, while it is understood that obligations related to the salaries of its workers in the normal line of business should be respected.

     Requirements for obligatory reserves and deposits

     The requirement for obligatory reserves is one of the instruments of monetary policy that is employed as a mechanism to control the liquidity of the Mexican economy in order to influence inflation. The aim of BANXICO's monetary policy is to maintain stability in the purchasing power of the Mexican peso and, in this context, maintain inflation at levels similar to this of its trading partners. Given the historic levels of inflation in Mexico, the efforts of BANXICO have been driven towards a restrictive monetary policy.

     In line with this monetary policy, BANXICO has considered it convenient to maintain a creditor financial posture on the short term with the money market, where every day the market opens operations with a liquidity deficit, which is then compensated for by BANXICO through daily operations on the money market. BANXICO's experience has shown that the signals that are obtained from the monetary policy are more effective if they start from a position of liquidity as described.

     In recent years, to achieve such creditor financial position on the short term with the money market, BANXICO has been refinancing its liabilities on longer terms to avoid constant refinancing. These liabilities have been restructured in the form of obligatory deposits and forced voluntary deposits ("Monetary Regulation Deposits") and in the form of investment securities, such as government bonds ("Monetary Regulation Bonds," or "BREMS" Bonos de Regulación Monetaria). In addition, the average term of the assets that BANXICO maintains on the financial market has bee maintained at very short, allowing for the refinancing of assets to generate the short-term creditor financial position.

     On March 28, 2003, BANXICO issued Bulletin 10/2003, in which it re-imposed the reserve and deposit obligations. These obligations imply that all banking entities should constitute an obligatory Money Regulation Deposit, with an amount depending on the traditional collection in local currency that the bank has had at the close of the previous fiscal period.

     These deposits have an undefined term and the amount is updated annually. BANXICO will publish with anticipation the date and procedure for the increase and/or recall of the balance of the obligatory deposits. During the period in which the required reserve is deposited, each financial institution will receive accrued interest every 28 days.

     The obligatory reserve and deposit for Banco Azteca in 2003 amounted to Ps. 29.79 million (nominal), which was covered in the form of three deposits of Ps. 9.93 million (nominal) each, on April 7, 8 and 9, 2003, in compliance with Bulletin 10/2003 provisions.

     Official Circular 21/2004 establishes Banco Azteca's obligatory reserve and deposit for 2004 at 559.86 million pesos (nominal), which was covered with five deposits of 111.97 million pesos (nominal), on December 6, 7, 8, 9, and 10, 2004.

     Official Circular 22/2005 establishes Banco Azteca's obligatory reserve and deposit for 2005 at Ps. 775.21 million, which was covered with five deposits of Ps. 155.04 million, on December 5, 6, 7, 8, and 9, 2005.

     Rules for the diversification of credit

     On April 30, 2003, the CNBV adopted new requirements that came into force on July 24, 2004, and which regulate the diversification of the credit risk of commercial banks. These regulations establish limits on the loans that can be granted to a person or group of persons, calculated as a percentage of Banco Azteca's basic capital.

     Currently, the maximum amount that Banco Azteca can grant to a person or group of persons is limited to 25% of its basic capital, excepting the credit granted to other credit institutions or entities of the Federal Public Administration, in which case the rules establish that the credit can be granted up to 100% of Banco Azteca's basic capital. Nevertheless, the rules of diversification of credit permit financial institutions like Banco Azteca to carry out certain operations outside the limits mentioned, as long as these operations are with: (i) the Federal Government, (ii) development banks, (iii) BANXICO, (iv) the Institute for the Protection of Bank Savings ("IPAB") and, under certain circumstances, (v) state and municipal governments.

     The new regulations also establish that commercial banks should diversify their risks when they receive funds from the general public, with an aim to achieving adequate integration of liabilities, considering the assignment of funds received from the public. The regulations stipulate that the CNBV should be informed of any case when the bank receives from one person or a group of people deposits or loans that amount to more than 100% Banco Azteca's basic capital.

     Classification of preventive loans and reserves against credit risk

     In line with the SHCP regulations issued through the CNBV, Mexican banks classify their consumer credit portfolios at the end of each month on the basis of expired periods. These regulations establish that the la consumer credit portfolio should be classified monthly and submitted to the CNBV within a maximum of 30 days counted from the close of each month. Based on the qualification of the credit portfolio, a percentage of preventive reserves is assigned for credit risk according to the level of risk, in line with the regulations imposed by the SHCP. Corresponding preventive reserves are required also in the general balance of Banco Azteca at the close of the respective month.

     The credits granted by Banco Azteca are evaluated each week, allowing for the rapid identification of possible problems.

     Transactions with related parties

     The Bank has created and implemented policies and procedures that regulate its transactions and relations with affiliated companies, including those companies affiliated to the main controlling shareholders of Grupo Elektra. In general, these policies and procedures require that any transaction between the Bank and any company or person affiliated is carried out on a basis of equality. Furthermore, the policies and procedures of Banco Azteca impose quantitative and qualitative limits on transactions with related parties and implement the monitoring of these transactions. Additionally, the loans granted to officers, directors or employees of Banco Azteca are restricted and comply with the applicable regulations in the case of related parties, apart from loans that are generally granted to Banco Azteca's employees as part of their normal and usual benefits that are not understood as related parties.

     Banco Azteca makes major use of the functions and services of administration, IT, operations and reporting from companies that belong to Grupo Elektra. The services that such affiliated companies currently provide to Banco Azteca include the following:

  Administrative services
  Consultancy services
  Rental of property related to the offices and branches, furniture and equipment, among others.

     In order to take greater advantage of the synergies generated between Banco Azteca and Elektra, both companies carry out mutual deals on a market price basis in terms of the services they provide each other. However, it cannot be assured that these services will be available always to Banco Azteca in the future or that if they are no longer available, that Banco Azteca could carry out these services itself or obtain them from a service provider at a comparable cost.

     Provisions related to banking secrecy; Credit bureaus

     In line with banking legislation, Mexican banks cannot reveal information related to the identity of its clients or to the deposits, services, or any other specific banking operation (including loans) to individuals (including any buyer, insurance or stock broker, or any other bearer of any bank stock), that are not: (1) the depositor, debtor, account holder or beneficiary and his legal representatives or power of attorney, (2) judicial authorities acting in judicial procedures in which the account holder is part or the plaintiff, (3) Mexican federal fiscal authorities through the CNBV for tax purposes, and (4) the credit bureau, in compliance with the Societies of Credit Information Law (Ley de Sociedades de Información Crediticia).

     Furthermore, the following measures have been established to safeguard our clients' information:

  Unique user profiles have been created and assigned so that only the authorized personnel can access the user's information.
  Security measures have been implemented in areas of data processing, so that access to the client database systems is prohibited for unauthorized people.
  A Code of Ethics has been adopted which establishes, among other things, the procedures for the management of the client information by Banco Azteca.
  Specific clauses have been included that establish the confidential nature of the information regarding Banco Azteca and its clients in the contracts for employment and the provision of services.

     Anti-money laundering requirements

     Banco Azteca is obligated to inform the Mexican financial and judicial authorities about cash operations amounting to $10,000 US dollars or more, as well as any unusual or suspicious operation, in order to detect and prevent criminal or illegal financial operations and the use of financial institutions for money laundering activities.

     In order to comply with these requirements, Banco Azteca has adopted the following measures:

  Personnel are trained to be completely aware of the current legal and administrative requirements

  Measures have been adopted and implemented that facilitate the identification of our clients (requirements to "Know your clients")
  An automated operations monitoring system has been installed, allowing us to detect and monitor unusual operations.
  A compliance officer has been named who is exclusively in charge of matters related to compliance with anti-money laundering regulations
  A committee of Banco Azteca functionaries has been named to be in charge of supervising anti-money laundering activities.
  In compliance with Mexican laws, procedures have been created to identify our "high risk" clients as well as "politically exposed" individuals.

     Banking laws also establish that the compliance of credit institutions with their obligation to report illegal or suspicious operations does not constitute a violation of the privilege of confidentiality between the bank and its client as conforming to Mexican law.

     Requirements for reporting and investigation of credit

     In compliance with Mexican law, the granting of loans or other credit amounting to more than 1,000 UDIS (equivalent to approximately US$ 328 ) makes it necessary to investigate the credit history of the potential credit client through an authorized credit bureau. If this report is not obtained, a preventative reserve must be created to the equivalent of 100% of the value of the credit granted.

     In order to safeguard the privacy of the information of Banco Azteca's clients in line with these requirements, Banco Azteca has designated certain functionaries so that they alone are authorized to obtain credit information from credit reporting agencies. Meanwhile, these agencies are obliged to safeguard the information in compliance with the privilege of confidentiality between the bank and the client and those financial privileges established in the Societies of Credit Information Law (LSIC, as a Spanish acronym).

     Banking deposit insurance

     This is a mechanism that serves to insure the resources deposited by Banco Azteca depositors. In many countries there are institutions that respond to the interests of depositors by insuring their deposits.

     In Mexico, there have always been mechanisms to protect practically all bank deposits. Since the Congress of the United States of Mexico issued the Law for the Protection of Bank Savings (LPAB, as a Spanish acronym), published in the Diario Oficial de la Federación (Federal Official Gazette) on January 19, 1999, and concurrently created the Institute for the Protection of Bank Savings (IPAB), this institution has been in charge of protecting all deposits in banks in Mexico so that depositors can be secure that their savings are safe, thus contributing to the stability of the financial system.

     As in the majority of countries that have similar institutions, in Mexico banks pay quotas that are deposited in a fund for the protection of savings. In this way, if a bank comes into difficulty, use can be made of the resources deposited in this fund to avoid the depositors losing their money.

     In spite of the fact that currently virtually all banking savings are protected, worldwide experience recommends the limitation of such protection to small and medium deposits. For this reason, in 1999 certain financial operations ceased to be protected. Year after year, and in a gradual manner, more types of financial operations have ceased to be covered, until in 2005, the total maximum amount for which the IPAB would be responsible was 400,000 UDIS (approximately Ps. 1,455,012 per person per institution).

     Risk Management/ Administration of Risks

     As mentioned previously, Banco Azteca carries out its business based on the principles of commercial banking, which aim to create and maintain a conservative and non-speculative risk profile. With this aim, the Bank has developed and implemented goals, policies and procedures for the management of risk that are consistent with the fundamental operational principles of Banco Azteca and which are based within the applicable legal and administrative framework, as well as on the best domestic and international practices in terms of banking risk management.

     From July 1, 2004, risk management activities have been subject to prudential provisions related to the integral risk management, which are focused on promoting a culture of risk management that is applicable to financial institutions and on establishing, among other things, the controls and procedures for identifying, measuring, limiting, controlling and communicating the various types of risk to which financial institutions are subject.

     Banco Azteca has created a Risk Administration Unit that is charged with developing and implementing procedures to identify, measure, monitor, limit, control and report all risks (quantitative and qualitative) to which Banco Azteca is exposed in its operations, taking into account the legal factors and external factors that are out of the control of Banco Azteca. See "Banco Azteca — Operational Risks of Banco Azteca."

     Set of Rules Affecting Banco Azteca (Panama)

     The Bank Superintendent, created through the Law Decree Nº 9 of February 26, 1998, is the autonomous organism of the State, a legal entity with its own patrimony, is charged with ensuring the good exercising of the banking business. With the permanent supervision of this institutional organism, public confidence is promoted to increase our activity which is directed not only at common deposits or the management of bank accounts, but also toward the function of the line of credit, that is, that includes the financing of the operation of consumption for the individual user or his o her family.

     Ensuring that the rates of interest offered on the market are attractive depends only on us, as there is no limit that restricts the free disposition of these rates, as long as they are clearly understood and known to the client at the time of his banking transactions.

     The application of the Law Nº 29 in 1996, which contains the Provisions and Norms for the Defense of Competition, currently submitted to the Assembly of Deputies for reform, offers protection to the consumer-user of services provided by business, including banking services, aimed at the regulation of bank contracts defined as documents through which the provision of the banks services is agreed.

     Through the Commission for Free Competition and Consumer Affairs (CLICAC, Comisión de Libre Competencia y Asuntos del Consumidor), the adequate mechanisms to safeguard the legal security of the consumers-clients-providers who at any point are seen to be affected by measures, which to a point are resolved through, direct conciliation methods. It is through this Commission that our measures for the protection of the consumer should be preventative of bad practice and detrimental services, so that banking competition generated is in a field with multiple opportunities for optimal operational and economic growth.

     In fiscal terms, under Law Nº 6 of February 2, 2005, as the Banking Institution that we are, we are at liberty to stick to a fiscal year distinct to the calendar year, or not, as we have the prior approval of the Ministry of Economy and Finances and the Superintendent of Banks.

     Tax Regime

     The following summary contains a description of the main tax consequences derived from the federal income tax law in Mexico and the United States of America derived from the purchase, ownership and disposition of the GDSs or Shares, therefore it does not intend to be a full analysis on all possible tax considerations related thereto. This summary is based in the tax laws of Mexico and the United Stated of America in effect to avoid double taxation in the field of income tax (the Mexico/USA Treaty), which are subject to constant changes. This summary is only applied to the holders of GDSs or Shares as capital assets and it does not refer to tax considerations applicable to investors that may be subject to special tax regulations, such as banks, tax exempted organizations, insurance companies, securities or exchange traders, persons holding GDSs or Shares as part of an integral investment (including a combination of options “straddle”) comprised of GDSs or Shares and one or more different positions, persons having a “functional currency” other than the U.S. Dollar or Euro and persons that are the owners or treated as the owners of 10% or more of our shares entitled to vote.

     Further, this summary includes a general analysis of the provisions set forth in the Agreement entered into by and between Mexico and the Spanish Kingdom to avoid double taxation in the field of income tax (the Mexico/Spain Treaty), related to the tax regime applicable to the capital dividends and earnings.

     The holders of GDSs or Shares shall consult their own tax advisors as to the federal tax consequences in the United States of America, the Spanish Kingdom and Mexico or other tax consequences derived from the purchase, ownership and disposition of GDSs or Shares, including, particularly, the effects of any state or local tax law.

     Any references to “Shares” in the “Taxes” section equally refer to the Shares represented by GDSs, as well as the securities (shares) that are listed in the Spanish market named LATIBEX.

     As used herein, the term “Holder of the United States of America” means the holder of the GDSs or the Shares, who is, to the effects of the income tax laws of the United States of America (i) a citizen individual or resident of the United States of America, (ii) a local company of the United States of America or (iii) in any other manner subject to the federal income tax of the United States of America over a net income basis with respect to the Shares.

     For purposes of this summary, the term “Foreign Holder” means any holder who is not a resident of Mexico and who shall not hold Shares or a beneficial interest on the same in connection with the administration of a commercial or other business through a permanent establishment in Mexico.

     For purposes of the Mexican taxation law, an individual is a resident of Mexico if he/she has established his home address in Mexico, unless he has another address in a foreign country and his personal and economic relations (center of living interest) are in such country (except for public officers or governmental employees). A Mexican citizen pursuant to Mexican law is presumed to be a resident of Mexico for tax purposes unless such person can demonstrate otherwise. A Company is a resident in Mexico if it is incorporated under the Mexican Law or if the main management of the business or if it has its main business management or its headquarters of effective address is in Mexico. If a person has a permanent establishment in Mexico, such permanent establishment shall be required to pay taxes in Mexico on income attributable to such permanent establishment in accordance with relevant tax provisions.

     Tax Considerations Relating to Shares

     Taxation on Dividends

     Dividends paid to Foreign Holders with respect to Shares shall not be subject to Mexican tax withholding.

     Taxation on Capital Gains

     The sale of Shares carried out by a Foreign Shareholder, shall not be subject to any tax or withholding in Mexico if the transaction is made through the Mexican Stock Exchange or other securities markets placed in a country with which Mexico has entered a Treaty to avoid double taxation. Certain restrictions to this exception shall be applicable if the Shares are transferred as a consequence of a public offer. The sales or other transfers of Shares made under other circumstances shall generally be subject to the payment of the Mexican income tax, regardless of the nationality or the residence of the seller.

     Additionally, under the Mexico/United States Treaty, as well as the Mexico/Spain Treaty, a holder that is eligible to claim the benefits of said tax treaties shall be exempted from Mexican income tax on gains obtained on a sale or other transfer of Shares in a transaction that is not carried out through the Mexican Stock Exchange or such other approved securities markets, provided that the holder has not been the holder whether directly or indirectly (condition set forth only in the Mexico/USA Treaty) of 25% or more of the capital stock of the company (including GDSs) at any time within the 12-month period preceding such sale or transfer.

     Other Mexican Taxes

     There are no inheritance, gift, succession or value added taxes applicable to the ownership, transfer, exchange or disposition of Shares by Foreign Holders, although gratuitous transfers of Shares may, in certain circumstances, cause a Mexican Federal tax to be imposed upon the recipient. There is no Mexican stamp, issue, registration or similar taxes or duties payable by holders of Shares.

     Commissions paid in brokerage transactions for the sale of Shares on the Mexican Stock Exchange are subject to a value added tax of 15%.

     (vi) Human Resources

Employees at Elektra

     General

     As of December 31, 2005, we employed 38,317 people on a full-time basis. From them, 14,015 worked at our stores, 9,341 in our credit and collections operations, 3,687 in corporate, administrative, logistics and marketing tasks; 11,136 in Banco Azteca; 51 in Afore Azteca; and 87 in Seguros Azteca. None of our operating companies has any employees directly, as personnel services are provided by our other subsidiaries. We employ part-time employees to meet seasonal needs as necessary.

     We recruit our employees in medium to high level schools and through advertisements at our stores. Our policy is to hire the store employees within the local community, mainly where the store is located to offer better customer service. We also hire the corporate personnel in superior education institutions.

     The following chart shows the number of employees divided in categories of employment and region for the years ending on December 31, 2003, 2004 and 2005:

	Number of Employees as of December 31

	2003	2004	2005

Total number of employees	24,328	28,121	38,317

Activity Class (1)

Store Employees	7,833	11,054	14,015
Credit and Collections Employees	6,323	5,646	9,341
Corporate and Administrative	5,277	2,583	3,687
Banco Azteca	4,895	8,768	11,136
Seguros Azteca		37	87
Afore Azteca		33	51

Region
Mexico	22,803	26,007	34,282
Guatemala	662	897	1,469
Honduras	285	511	837
Peru………………………………………………………	578	706	1,143
Salvador…………………………………………………			210
Panama			376
____________________________
(1) Includes credit and collection employees of our operations in Latin America.

     Elektra in Mexico

     As of December 31, 2005, our operations of Elektra in Mexico employed approximately 9,702 people (excluding corporate and credit staff employed by Banco Azteca) on a full-time basis. Approximately 30% of the employees working in our Elektra Stores work in Mexico City and the rest are located throughout the country. None of our Elektra store employee was represented by any labor unions. We have a collective bargaining contract with each of our labor unions. Mexican labor laws require union contracts to be reviewed and renegotiated every year with respect to salaries, and every two years with respect to fringe benefits. The average salary increase contained in each of the new collective bargaining agreements during the past year for the union employees previously mentioned was above the average inflation rate in Mexico. We relieve our relations with the employees involved in Elektra’s operations are good; and we have not experienced a strike since 1983.

     Elektra in Latin America

As of December 31, 2005, we employed approximately 4,035 people on a full-time basis in our international operations including store, credit and collections, corporate and management employees. Only in the operation area 1,298 employees were employed. We also employed temporary personnel to cover the seasonal demand, as necessary. None of our employees in the countries where we do business in Latin America other than Mexico is represented by a union. We believe that the relations with these international employees have been good since we open for business in 1997. Grupo Elektra has never undergone a strike by its employees in Latin America.

     Collection: We have approximately 2,299 employees dedicated to installment sales collections and investigations related to purchases of merchandise in the Elektra stores located outside Mexico. The customers make their weekly payments in person at the Elektra stores; we are open seven days a week from 8:00 am to 8:00 pm.

     In the event a customer fails to pay two consecutive weekly payments, our collectors visit the customer in person at least once a week. If the total arrears exceed eight weekly payments, a credit sales supervisor will visit the customer in person at least once a week. If total arrears exceed eight weekly payments, a credit sales supervisor will visit the customer weekly. When the customer arrears exceed 13 weekly payments, the matter is referred to our legal department, which sends an attorney to the customer’s house or place of business in an attempt to settle the collection matter. In the event that a customer’s total arrearages exceed 16 weekly payments, we may institute legal procedures to settle the claim by obtaining a court order of seizure of the customer’s assets. However, our policy is to attempt first to reach an agreement with the customer whereby the customer resumes payment or the merchandise is returned.

The chart below shows the break-down per country of our white collar employees:

Region	Regional Investigators as of
December 31, 2005:

Guatemala	741
Honduras	504
Peru	665
El Salvador	179
Panama(1)	210

Total	2,299
(1) Includes the Elektra Panama franchise

     Salinas y Rocha

     As of December 31, 2005, approximately 416 employees worked for Salinas y Rocha (excluding corporate and credit staff) compared to 519 employees in 2004. The decline in the number of employees is a result of the closing of 11 stores during 2005 and the relocation of employees related to the credit operations to Banco Azteca. Salinas y Rocha has never undergone a labor strike, as none of its employees belong to a union. During 1999, all employee compensations were changed to a compensation system utilized by Grupo Elektra that consists on paying commissions on weekly sales and is paid to our personnel and stores managers, on the basis of the weekly profits of the store. In addition, we have complemented this compensation plan of Grupo Elektra by including health and life insurance, as well as a constant development and growth within Grupo Elektra.

     Banco Azteca

     As of December 31, 2005, Banco Azteca's staff totaled 18,178, including personnel at a corporate level. This total is broked down in the following: 972 corporate employees; 4,797 employees in credit operations; 9,196 service employees at the branches; 1,273 collection employees and 1,940 employees in the Comercializadora. Banco Azteca has no direct employees, given that personnel services are provided to it by other subsidiaries of Grupo Elektra according to contracts between the bank and these subsidiaries.

     Afore Azteca and Siefores Azteca

     As of December 31, 2005, Afore and Siefores Azteca’s workforce consisted of a total of 51 persons, who are neither directly employed by the relevant Afore nor Siefores, as these services are provided by other subsidiary companies of Grupo Elektra according to their respective agreements or by third parties. Accordingly, the selling force on which the Afore Azteca relies for the promotion of its services is provided by Banco Azteca, also a subsidiary of Grupo Elektra.

     Seguros Azteca

     As of December 31, 2005 and 2004, Seguros Azteca’s workforce consisted of a total of 87 and 37 people, respectively.

Training of Personnel

     General

     We consider the training, couching and qualification of our staff a high priority to assure the highest levels of attention and service to the client. We recognize that the success of our sales operations, in the sales floor, depends at the end and in a great extent from the service level provided by our personnel. All employees, from a cashier to a division director, receive a description of their duties and continuous training to help them develop their own skills and particularities of their positions, achieving in such manner their personal and professional betterment and are able to provide Elektra’s customers the highest quality attention and service. The employees have information available in their stores that allow them to assess the performance of the same, and consequently to maximize the results and keep a continuous improvement in each sale point. Additionally, the training and updating courses also get to each store which allows us to have our personnel duly trained in real time whenever there is a change or a new product and/or service. Since 1997, we have trained more than 150,000 employees through Universidad Elektra, our inner school of excellence, which during 2005 reinforced its infrastructure by introducing Universidad Elektra online (“UNE online”).

     The Universidad Elektra online (“UNE online”) provides our employees all the courses that allow them to be qualified in their positions in addition to the updating of the same. The new employees receive an online induction and training program. We have the support of our commercial partners (suppliers), who carry out workshops on the products qualities, reinforcing in such manner the theoretical knowledge. Our operational managers receive more than four weeks of training both theoretical and practical on managerial subjects, products and services, as well as systems and administration.

     The “Centro de Diseño Instruccional” (“CDI”), is where training is designed and courses developed, where a group of experts define the education model considering the customers´ needs. The training methodologies and techniques that we have implemented have been the way to develop first-class training solutions. This model of development contemplates the need and requirements of each position, in order to assure that all our employees obtain the necessary skills and knowledge to be able to perform their duties appropriately, generating value to our customers through a high quality service.

     During the last years, the CDI was focused on the preparation of the courses to the training of Banco Azteca’s employees in order to certify that such employees complied with the requirements set forth by the National Banking and Securities Commission (“CNBV”), as well as to train such employees in regard to our new banking products and services.

     In the first quarter of 2004, the implementation of programs online started. During 2005, our employees were trained by the UNE online through over 150 courses online. However, we also continue providing “face-to-face” courses, only when the training model requires it.

     Latin America

     We have an extensive in-house training program to have our employees well informed on the additions and modifications to our operating procedures and demotrations of new products. New store employees generally receive three training weeks before undertaking any responsibilities, and new store managers, credit managers, sales and credit regional managers receive four months of training using the same model than in Mexico: courses through Internet focused on theory and on the store under the supervision of the instructor. The instructional program is coordinated by the UNE located in Guatemala, Honduras and Peru. Additionally, we offer continuous educational programs to our employees already hired. Training courses consist of both product training and classes focused on the social and personal attributes relevant to a particular position.

     Banco Azteca

     Banco Azteca has an extensive in-house training qualification for the job program, focused on the training of new employees and to satisfy the training needs, providing the necessary knowledge and skills to the current employees in order to fulfill the requirements of their respective particular jobs.

     The training programs for each position, are comprised of in-person and courses online focused directly on the duties of the position. These courses provide key knowledge on our financial products and services. The plans include the field training necessary to develop the skills required by each particular position, mainly for all our operating personnel.

     Banco Azteca regularly trains all its new employees on those aspects regulated by the authorities in order to guarantee the compliance of the requirements set forth by the National Banking and Securities Commission (“CNBV”), and to update them in our new banking products, procedures and services.

     At the end of 2005, our training system online, registered more than 18,000 participants in 76 different training systems, totalizing 695,955 man-hours of training. Along 2005, training online represented 88% of the all the training imparted in our institution.

     The courses online production system has allowed us this year to continue decreasing our development cost, in a continuous optimization process. Additionally, we have recently developed a training management system that will allow greater benefits in terms of cost and effectiveness.

     (vii) Environmental Performance

     Not applicable.

     (viii) Market Information

     The success of our business is to a very large extent subject to the cycles of the Mexican economy, which in turn are very much influenced by the economy of the U.S. Any recession in the Mexican economy may directly and fundamentally impact the purchasing power of the population and the quality of our credit portfolio. The macroeconomic environment in which we operate is beyond our control. It is one of the major risks of our business and could have a material adverse effect on the success of our operations.

     We are a Mexican corporation, and the majority of our subsidiaries are also Mexican corporations. As a result, our business may be significantly affected by the general condition of the Mexican economy, by the depreciation of the peso, by inflation and high interest rates in Mexico, or by political developments in Mexico, as it is the case in 2006 when we will have presidential elections in Mexico

     Mexico experienced a severe economic crisis following the devaluation of the peso in December 1994. In recent years, economic crises in Asia (1977), Russia (1998), Argentina (2001), Brazil (2002) and other emerging markets have adversely affected the Mexican economy and could do so again. In 2003, GDP increased 1.4% year-over-year in real terms, while the inflation rate was 4.0% . In 2004, GDP grew 4.2% year-over-year in real terms, and inflation registered a 5.2% increase. In 2005, inflation was 3.3% and GDP increased 3.0% in real terms as compared to 2004.

     In previous years, declines in growth, high rates of inflation and high interest rates in Mexico have generally had an adverse effect on our business. During 2005, the world economy showed its third consecutive year of expansion, mainly driven by the growth experienced by the U.S. and Chinese economies, which have been the main catalysts of the world economy. In line with world macroeconomic trends, during 2005, the Mexican economy showed a solid stability driven by a positive performance of productive activities and components of aggregate demand. However, as seen in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could limit foreign investments in Mexico and adversely affect the Mexican economy. For example, if the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, its financial condition and operations results could experience material adverse consequences because, among other things, the demand for the goods and services that we offer may decrease as consumers find it more difficult to pay for our products, or similarly, to save money in Banco Azteca.

     During 2005, the U.S. economy continued its expansion, though in a more moderate manner. Some economic indicators showed a slow down as compared to 2004; however we still consider that its economic activity was dynamic. Particularly, real GDP was 3.5%, compared to 4.4% reported in 2004. In addition, personal consumption expenses in 2005 were 3.5% lower than the 3.9% registered in 2004. If the economy of the U.S. would go into a recession in 2006, the effects on the Mexicancurrency could be adversely affected, thereby resulting in a negative impact on our financial condition and operations results.

     Our sales volume may decrease following a significant devaluation or depreciation of the Peso, if as a consequence consumers spend less on our products. Although the value of the Peso in relation to the U.S. dollar has stabilized since 1998, any future depreciation or devaluation of the peso is likely to reduce our sales volume, which may have a material adverse effect on our operations results.

     Declines in the value of the Peso in relation to other currencies lead to an increase in the financial costs in pesos associated to the debt denominated in other currencies. Such decreases could also cause us to register foreign exchange losses and could adversely affect our ability to meet our interest and principal obligations under the terms of our debt. As of December 31, 2003, we had approximately US$275 million debt denominated in U.S. dollars, debt that was paid in advance in 2004. As of December 31, 2005 we had no debt denominated in U.S. dollars. However, it is possible that the Company registers additional debt not denominated in Pesos. The value of the Peso will be subject to significant fluctuations in the future.

     Furthermore, a severe devaluation or depreciation of the Peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our debt. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert Pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could establish restrictive exchange rate policies in the future. To the extent that there are currency fluctuations, they are likely to continue to have an effect on our financial condition, operations results and cash flows in the future.

     Although the value of the Peso/U.S. dollar exchange rate has stabilized in recent years, we cannot assure in any way that the value of the Peso in relation to the U.S. dollar shall not depreciate in the future.

     Mexico has experienced high levels of inflation in recent years, although a downtrend was registered for 2005 compared to the previous year. The annual rate of inflation, measured by changes in the National Consumer Price Index, was 4.0% for 2003, 5.2% for 2004 and 3.3% for 2005. On December 31, 2005 the 28-day Cetes rate was 8.02% . High interest rates in Mexico may adversely affect our costs and thus our financial condition and operations results.

     Mexican political events may also significantly affect our operations and the performance of Mexican securities, including our securities. In the Mexican national elections held six years ago on July 2, 2000, Vicente Fox of the Partido Acción Nacional (National Action Party or “PAN”) won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party or “PRI”). Neither the PRI nor the PAN succeeded in securing a majority in the Congress.

     During the President Fox administration, there have been no modifications in the government resulting in changes to the Mexican economic policies that would adversely affect our business. A change in economic policy, as well as currency instability, could have a material adverse effect on our business, financial condition, prospects and operations results.

     The presidential candidates for the 2006 election were announced late in 2005, and as a result, the political campaigns started at that time. The candidates that are most likely to win the presidency are the candidates of the PRI, PAN and PRD parties. Derived from the political developments we expect changes in the inflation rate, volatility in exchange rates and interest rates.

     Structural reforms (such as tax, energy and labor reforms) are still pending and we cannot guarantee that they will be approved or that there will not be changes in Mexican monetary and fiscal policy that could negatively affect the Mexican economy and the results of our operations.

     We have retail operations in various foreign countries, including Peru, Honduras, Guatemala, El Salvador and Panama, and we have the intenton to pursue any beneficial commercial opportunities that may arise in these and other Latin American countries. Net revenues from operations in these foreign countries represented approximately 7.1% of our net revenues in 2005. We are subject to the risks inherent to conducting business across the Mexican borders, any one of which could negatively impact our business. These risks include:

  Economic depressions;
  Currency exchange rate fluctuations;
  Changes in governmental policy;
  International incidents;
  Military uprising;
  Government instability;
  Nationalization of foreign assets; and
  Government protectionism.

     We cannot assure you that one or more of these factors will not impair our current or future international operations and, as a result, harm our overall business.

     Part of our future success depends on our ability to select and purchase quality merchandise at attractive prices. We have historically been able to locate and purchase quality merchandise, but such merchandise may not be available in the future, or it may not be available in quantities necessary to accommodate our expanding business; besides, it may become subject to higher import taxes than it currently is. We are not generally dependent on any single supplier or group of suppliers. Nonetheless, for white-line goods, Grupo Mabe, Whirlpool and Daewoo, and for electronics, Sony, LG Electronics, Samsung Electronics, Mabe, Panasonic and Whirlpool represent a very significant portion of our supplies. Our business and results of operations may be adversely affected by a disruption in the availability of sufficient quantities of high quality, affordable merchandise.

     Our business is highly competitive in all product categories as a percentage of sales. Earnings primarily depend on the maintenance of high per-store sales volumes, efficient product purchasing and distribution and cost effective store operations. The retail sector throughout Latin America is fragmented and consumers are served by a number of formats, including traditional formats such as local, independent retail stores, modern formats such as retail chains and department stores, as well as informal outlets such as street vendors and outdoor markets. In general, our competitors in this business include other specialty stores, electronics and appliance stores and department stores, some of which are national and international in scope and may have greater resources than we possess in that specific country. Additionally, certain major U.S. retailers have established joint ventures with Mexican retailers and have opened stores in Mexico. We expect that other U.S. or European retailers may continue to do so in the future. Furthermore, we consider that the North American Free Trade Agreement (NAFTA), through which a “free trade” zone was established in North America, which eliminates in general the duties, tariffs and import barriers between Mexico, the U.S. and Canada, facilitates the entrance of retailers from the U.S. to the Mexican market. The free trade agreement between Mexico and the European Community, which entered into effect on July 1, 2000, also facilitates the entrance of European retailers to the Mexican market. We also face significant competition from the informal economy and parallel imports for the products that we sell. There can be no assurance that our performance will not be adversely affected by increased competition, consolidation of the retail sector and more sophisticated competitors from these and other sources.

     Pricing competition in the specialty-retailing sector is intense. Pricing pressure from competitor is increasing as the sector consolidates and more competitors are able to benefit from economies of scale and reduce their prices to consumers. Banco Azteca faces pressure on the pricing of the credit it extends to our customers as part of its credit sales program. There can be no assurance that we will be able to maintain or increase our current margins, the reduction of which could have a material adverse effect on our business.

Elektra’s Competition in Mexico

     Our electronic, appliance and furniture retail business is highly competitive. Including cash and credit operations, we relieve that Elektra’s margins are among the highest in the commercial sector in Mexico. Earnings primarily depend upon the maintenance of high sales volume per store, the efficient purchase and distribution of the products and the cost-effective store operations. The Mexican commercial sector is highly fragmented and consumers are served by a number of formats, including traditional formats such as local, independent retail stores, modern formats such as retail chains and department stores, and informal outlets such as street vendors and moving markets. However, our management considers that there is no competing business that has the combination of specialization in consumer electronics, major appliances and household furniture, national coverage, complemented with banking products and services, and at the same time, experience selling to the middle classes, that we have. In addition, the department stores and discount clubs that carry the same product lines generally offer less variety of products than we do.

     Certain international retailers have established joint ventures with Mexican retailers and have opened stores in Mexico. We expect that other international retailers will do the same in the future. We also compete against a significant informal market for our products. We believe that our brand recognition, goodwill, more than 50 years of experience, extended warranties, repair service and credit availability, provide us with a competitive advantage over the lower-priced goods sold in this informal market.

     On March 10, 1999, we were the winners in a bid to acquire 94.3% of the capital interests in our main competitor in Mexico, Grupo SyR. See "—Salinas y Rocha". We continue facing an intense competition at a regional level from Coppel and Famsa, other regional chains, and an estimate of 7,000 independent retail stores. The next chart shows certain information on those that we consider to be our main competitors in Mexico.

	Primary Operations	Number of
Store	By Region	Stores

Elektra	National	821(1)

Famsa	North-west	314
Coppel	North-west	480
Independent Retailers	National	Aprox. 7,000

1) Includes Elektra and Bodega de Remates Formats.

     With 251 stores (including the four formats) in the metropolitan area of Mexico City and Estado de Mexico, we believe we are a leading specialty retailer of consumer electronics, small appliances, white goods and household furniture in this region. In the metropolitan area of Mexico City, we consider that Almacenes Coppel is our main competitor in the retail sales of electronics, small appliances and household appliances. The majority of our formal competitors are specialized stores and department stores both, regional and local. We believe that through our Elektra operations, we are well-positioned to compete in all our markets in Mexico.

Elektra’s Competiton in Latin America

     Our retail sales business of electronics, small appliances and furniture in Latin America face numerous competitors in all product categories. Earnings primarily depend on the maintenance of high sales volumes per store, efficient product purchasing and distribution cost-effective store operations. The commercial sector in all Latin America is highly fragmented and consumers are served by a great number of formats, including the traditional formats such as independent retailers, modern formats such as commercial chains and department stores, as well as informal outlets such as street vendors and markets.

     The competition from organized competitors in these regions is relatively weak. However, we face significant competition from the informal economy and parallel imports for the products we carry. We believe that our extended warranties, repair service and credit availability provide us with a competitive advantage over low-priced goods sold in this informal market.

     The following chart sets forth certain information based on our estimates concerning our primary competitors in the four Latin American countries outside Mexico where we do business:

Country	Competitor	Estimated
		Number of Stores

Guatemala	Curacao	46
	Agencias Way	66
	Tropigas	21
	Japón Almacenes	13

Honduras	Curacao	29
	Tropigas	15
	Gollo	10

Peru	Carsa	56
	Curacao	45
	Efe	23
	Metro	15

Panama	Panafoto	7
	Rodelag	9
	Audiofotos	9
	Casa Gala	5
	Créditos Mundiales	3
	Ancon	2

	Casa Confort	4
_____________________________ Source: Grupo Elektra’s Market Research and Intelligence Area and Companies’ websites.

Banco Azteca’s Competition

     Banco Azteca attends a market that traditionally has not been served by commercial banks in Mexico. We attribute this fact to various factors, including the high costs of services associated with attending to the target market of Banco Azteca, which result from the intensive labor inherent to the process of revision, approval and administration of the credit and the frequency of the payments required, the high cost of recovery/ collections, high legal costs, the lack of reports or credit histories that are efficient in terms of cost for the clients that form part of this of this market, and the broad geographical dispersion of this target market. However, Banco Azteca has been able to minimize these costs through the use of well developed and cost effective consumer credit infrastructure from Elektra. In 2005, the traditional commercial bank still did not represent major competition for Banco Azteca, but these are now beginning to develop products aimed at consumers in the mass sector, which demonstrates their interest in entering this sector. We also predict that in 2006 there will be new competitors entering from the commercial sector that have decided to enter the banking sector.

     Among Banco Azteca’s main competitors until December 2005, there are the following: (i) Limited Objective Financial Societies (Sofoles), which can grant credit only for limited purposes, and which have more focus on housing and commercial credit, (ii) Popular Savings Banks (Cajas de Ahorro Popular), which are located in those popular regions where they are attended also by the Bank, and (iii) the network of informal credit companies that currently exists in the Mexican economy.

Banco Azteca (Panama) Competition

     Banco Azteca (Panama) serves a market that has been traditionally disregarded by commercial banks in Panama. Panamanian banks were affected in the mid-eighties by the crisis of Latin America's foreign debt, which gave rise to US$18,390 million reduction in the foreign assets between 1982 and 1987.

     This difficult experience led to the 1988 political crisis, during the military government, which caused the assets to decrease to US$14,776 million, and to the closing of the banking system for nine and a half weeks, only allowing international transactions. Despite the aforesaid, when the banks reopened and released the funds to the public, the system credibility was evident as no massive withdrawals took place neither in the term deposits nor in the savings accounts.

     This crisis gave encourage the exit of some banks, both domestic and international. This is how a new banking era started, fostering the merging of institutions in order to attain a better operational efficiency, buying the merged banks market.

     Nowadays, 75 financial institutions operate in the country, which are basically focused on commercial, industrial and agricultural financing. .

     The informal sector does not have a funding source specially established for its service. The low income sector is mainly served by two government institutions: La Caja de Ahorro and Banco Nacional de Panamá. With respect to financing, it is geared towards house financing and deposits through a number of instruments such as traditional savings and Christmas savings.

     The low level of the banking services in low-income sector and the lack of information constitute a hurdle for traditional banks to provide service to this segment. Therefore, Banco Azteca's main competitors include, among others: (i) Micro finance companies that are specialized in loans with specific collaterals (jewelry, real estate, cars, et al....) most of which only provide their services in their own town, even though they have several branches; (ii) Cooperatives that are located in popular regions also served by the Bank; and (iii) the informal credit companies network (pawnshop) that currently exist in the Panamanian economy.

Competition in the Money Transfer Business

     Grupo Elektra’s major competitors (as paying agents for Western Union) in the electronic money transfer business to Mexico are Banco Nacional de Mexico, S.A., HSBC; and Telecom Telégrafos, a public entity providing telegraphic, Internet, e-mail, and electronic transfers, among other services.

     (ix) Corporate Structure

     See Item II. “Information on the Company - “History and Corporate Reorganization” -“Significant Subsidiaries”.

     (x) Main Assets Description

Property, Plant & Equipment

     The following chart shows information with respect to the value of our assets, machinery and equipment as of December 31, 2005 and 2004.

	(millions of pesos)
	Own assets net book value
	December 31, 2005			2004

Category	Mexico (2)	Central and South	Total (1)	Total
		America (3)

Real State	Ps. 1,101.22	Ps. 4.24	Ps. 1,105.46	Ps. 1,026.70
Buildings	753.17	2.58	755.75	695.24
Investment in stores	1,605.13	183.36	1,788.49	1,549.15
Computer	658.58	45.69	704.27	919.79
equipment
Communications	57.91	7.29	65.20	165.46
Transportation	375.71	13.21	388.92	373.93
equipment
Furniture and office	463.98	55.39	519.37	513.84
equipment
Machinery and tools	141.83	12.51	154.34	178.58

Total	Ps. 5,157.53	Ps. 324.27	Ps. 5,481.80	Ps. 5.422.70

(1)	Included in total fixed assets.
(2)	Includes information of Grupo Elektra, Banco Azteca, Seguros Azteca and Afore Azteca.
(3)	Includes Latin-America and Banco Azteca (Panama)

     According to our line of business, our operations are carried out in the following store formats: Elektra, Bodega de Remates, Salinas y Rocha and Electricity. See section “2. The Company –b) Description of the Business – ii) Distribution Channels”.

     The regions in which we operate may be divided into two great segments: Mexico and Latin America; the last area comprises the operations in Guatemala, Honduras, Peru and Panama.

For further information see Section 2. “The Company – b) Description of the Business – ii) Distribution Channels.”

     (xi) Legal, Administrative or Arbitration Procedures

     I.- Northstar Trade Finance Inc., vs. Grupo Elektra, S.A. de C.V., Ancillary Proceeding to Recognize and Enforce a prior judgment on the Thirty Fifth Mexican Civil Court, file number 250/2004:

     On August 18, 2003, Northstar Trade Finance Inc. (“Northstar”), filed an Ancillary Proceeding to Recognize and Enforce the foreign judgment pronounced on October 30, 2002, by the Superior Court of Justice of British Columbia, Canada and requested that it be enforced in all its terms, which judgment sentenced Grupo Elektra, S.A. de C.V. (“Elektra”), to pay Northstar, the amount in Canadian Dollars to buy the equivalent to US$1.69 millions, amount that includes the principal in US$1.4 millions plus interest in the amount of US$0.28 millions, calculated from June 1, 2001 to October 1, 2002, that was admitted by the court and ordered to serve Elektra, who answered in due time and opposed motions and defenses, among others, that of insufficient powers and authority of Northstar.

     By means of court records dated the 17th of the current month, the injunction pronounced by the Ninth Judge in Civil Matters of Mexico City was declared duly enforced, in the direct injunction number 385/2005-V that we filed on behalf of Elektra, by means of which it was granted the injunction requested so that the Second Civil Chamber of the Superior Court of Justice of Mexico City (“TSJDF”), pronounces a new judgment in which it considers that the power of attorney exhibited by the signor of the Ancillary Complain even when it had been granted in Canada, does not abide to the Protocol On Uniformity of the Legal Framework of Powers of Attorney, as said country is not a party to the same protocol and consequently applies the Law or International Treaty that may correspond to the specific case and to resolve such Ancillary Proceeding of Insufficient Powers and Authority. In the resolution of the Second Chamber it was declared that such defense of insufficient powers and authority was duly grounded in law and it declared all previous stages of the procedure null and void as of the date in which such Ancillary Proceeding was admitted to be tried by the court and it ordered to return the parties all the documents they had filed.

     Thereafter, Northstar filed an injunction writ against the resolution of the Second Chamber that declared the defense of Insufficient Powers and Authority to be well grounded in Law; The Fourth Collegiate Court in Civil Matters of the First Circuit, confirmed the resolution, thus resolving in a final and favorable manner the issue of insufficient powers and authority of Northstar.

     In august 2005, Northstar files the injunction writ objecting the judgment that declares inappropriate the Proceeding for the Recognition and Enforcement of foreign judgment, provided the same injunction was granted so that the responsible Chamber would declare the second degree judgment without effects and would issue another judgment that, abiding to the guidelines of such final judgment, it would explain on legal grounds and facts the reasons why it declared the Ancillary Proceeding to be inappropriate. In such manner the Second Chamber of Civil Matters pronounced the judgment that confirmed the inappropriateness of the Ancillary Proceeding, and as a consequence thereof Northstar filed an injunction writ, same that is in process before the Fourth Collegiate Court of Civil Matters of the First Circuit.

     This procedure is currently in process and we cannot assure what the outcome will be.

     II.- Northstar Trade Finance Inc, vs. Importaciones Electrónicas Ribesa, S.A. de C.V., and Biper, S.A. de C.V., Ancillary Proceeding to Recognize and Enforce a prior judgment on the Fifty Fifth Court of Civil Matters of this City, file 623/2003.

     On August 18, 2003, Northstar Trade Finance Inc. (“Northstar”), filed an Ancillary Proceeding to Recognize and Enforce the foreign judgment pronounced on October 30, 2002, by the Superior Court of Justice of British Columbia, Canada and requested that it be enforced in all its terms, which judgment obliges Importaciones Electrónicas Ribesa, S.A. de C.V. (“Ribesa”), to pay Northstar, the amount in Canadian Dollars to buy the equivalent to US$3.12 millions, amount that includes the principal amount plus interests until the date of the complaint, that is to say the amount of US$2.55 millions, plus interests in the amount of US$0.56 millions calculated as of May 15, 2001 to October 30, 2002; Biper, S.A. de C.V. (“Biper”), was judged to pay Northstar, the amount in Canadian Dollars to buy the equivalent of US$1.40 millions, which includes the principal plus interests accrued as of June 1, 2001 to October 30, 2002.

     As it appears in court records of August 29, 2003, it was admitted to be tried the aforementioned Ancillary Proceeding and ordered the service of the sentenced companies. Biper, filed its answer to the Ancillary Complaint and objected defenses and exceptions.

     Upon the declaration of the unappealable nature of the court records of March 30 of the current year, by means of which the Sixth Court of District of Mexico City, it dismissed without further questions the injunction writ number 283/2005-III filed by Northstar against the judgment pronounced on February 9, 2005, by the Seventh Chamber of Civil Matters of the TSJDF, in file number 334/2005-04 that confirmed the provisional judgment of January 4, of the current year, pronounced by the first instance judge by declaring admissible the Motion to Quash filed by us on behalf of the co-plaintiff Ribesa, the proceeding shall be replaced as of the date Ribesa was illegally served; therefore [the procedure] it will be followed again; however, the plaintiff to this date has not filed any motion.

     To this date, this action is currently in process and we cannot assure what the outcome will be.

     III. Biper, S.A. de C.V., vs. Importaciones Electrónicas Ribesa, S.A. de C.V., and Northstar Trade Finance Inc., ordinary commercial action, file number 755/2005, processed in the Fifty Second Court of Mexico City

     On October 17, 2002, Biper sued Ribesa and Northstar through an ordinary commercial action, claiming among other things, the nullity of the document named “Guarantee” granted in favor of Northstar to guarantee certain obligations undertaken by Ribesa, including any “addendum”, modification, or assignment that may have been made to the same and requested the Court to bring Elektra as third party into the action, and by means of court order dated October 2002, the Court admitted the suit, hence ordering to serve said sentenced companies and the third party.

     On February 21, 2003 Elektra was served process, who on March 7, 2003 answers the complaint, objecting the applicable pleas and defenses.

     On August 18, 2003, Northstar answer the complaint, stating as domicile within this jurisdiction to hear and receive notices and filed the motion for change of venue, provided the Judge reserved himself from answering both motions until the rogatory letter that was sent to process for the relevant notification, is returned [to his/her court].

     After November 5, 2004 and until this date, none of the parties have made any procedural move and Ribesa has not been served process.

     This action is currently in process and we cannot assure what the outcome will be.

     IV. Consumer Claims

     We do not have any material legal proceeding regarding the claims of consumers because the Ley Federal de Protección al Consumidor (the “Consumer Protection Act”) establishes that manufacturers, importers and sellers of defective products, may be subject to liability for loss and injury caused by such products and when our clients make claims against us for that liability, we transfer the responsibility to respond to such claims to the manufacturer of the defective product who will indemnify the client for any loss and injury caused. See Item II. “Information on the Company – (v) Regulation.”

     V. Executory Process

     On August 1, 2003, Iusacell and Elektra entered into an indefinite term current account contract, for the purposes of streamlining, controlling and recording the transfer of funds between the two companies pursuant to the various commercial arrangements described above. This current account contract provided for the opening of reciprocal Ps.80 million current accounts. To guarantee its obligations, Iusacell delivered a US$7.0 million promissory note payable to Elektra on October 30, 2003. Due to Iusacell’s default of payment, we initiated a legal proceeding in a Mexican court to obtain payment. This proceeding is currently pending and we cannot give assurance what the final outcome.

     (xii) Share Ownership

     We have one class of Common Shares with full and equal voting rights and no par value. As of June 1, 2006, there were 284,291,164 authorized Common Shares from which 236,102,147 Common Shares were outstanding.

     Our common shares were created in a share restructuring in September 2002, as a result of which our former series A, B and L Shares were converted into a single class of Common Shares so that 1,495,024,470 Series A Shares, 2,347,018,555 Series B Shares and 487,416,030 Series L Shares were converted into a total of 288,630,604 New Common Shares. On March 1, 2005 we canceled 4,339,440 repurchased Common Shares. This cancellation was made to free the capabilities of the repurchase fund to act and to help diminish the volatility of the share price in the event of stock over-hangs. This cancellation was ratified by our shareholders on March 31, 2005.

     The following table sets forth, as of the periods set forth below, certain information with respect to the beneficial ownership of our capital stock of (i) each person who is known by us to own more than 5% of Common Shares and (ii) all executive officers and directors as a group.

	Feb-02		Jun-03		Jun-04		Jun-05		Jun-06
Identidad del Propietario	Number of Single Serie Shares	Aggregate Percentage of Outstanding Shares	Number of Single Serie Shares	Aggregate Percentage of Outstanding Shares	Number of Single Serie Shares	Aggregate Percentage of Outstanding Shares	Number of Single Serie Shares	Aggregate Percentage of Outstanding Shares	Number of Single Serie Shares	Aggregate Percentage of Outstanding Shares
Hugo Salinas Rocha´s heirs(1)	52,990,615	22.3%	50,006,811	20.7%	45,205,207	19.1%	24,583,114	10.6%	16,661,777	7.1%
Esther Pliego de Salinas(2)	49,410,892	20.8%	49,410,892	20.5%	49,410,892	20.8%	49,410,892	21.3%	49,410,892	20.9%
Ricardo B. Salinas Pliego	22,672,819	9.5%	65,476,170	27.1%	69,564,351	29.3%	72,724,251	31.3%	71,687,749	30.4%
Hugo Salinas Price (3)	-	0.0%	111,963,087	47.1%	129,392,609	54.6%	114,496,684	49.3%	109,163,014	46.2%
All executive Officers and Directors of the Group(4)	168,617,174	71.0%	208,436,721	86.3%	214,609,348	90.5%	197,147,155	84.9%	188,189,310	79.7%

(1)
In February 1997, Mr. Hugo Salinas Rocha, our Honorary President of the Board of Directors, grandfather of Ricardo B. Salinas Pliego (our current President and Chairman of the Board of Directors), father of Mr. Hugo Salinas Price and father-in-law of Esther Pliego de Salinas, died, distributing the capital stock of Corporación HSR, S.A. de C.V., the company through which he principally held shares of our company, to his children. Therefore, the heirs of Mr. Salinas Rocha as a group control his shares.

(2)	Upon Mr. Hugo Salinas Rocha’s death, a hereditary trust terminated and the shares held in trust were delivered to Esther Pliego de Salinas.
(3)	In this Item (on june 2006) are included 6,886,050 shares owned by Hugo Salinas Price and 102,276,964 shares not owned by Hugo Salinas Price, but as to which Mr. Salinas Price has voting rights.
(4)
In this Item (on june 2006) are included the shares of Hugo Salinas Rocha’s heirs and Esther Pliego de Salinas as well as those in a trusteeship related to Sheung Wong Co. Ltd., a company controlled by the Controlling Shareholders, and the 102,276,964 shares referred to in note 3 above.

     The controlling beneficial shareholders of our company are the heirs of Hugo Salinas Rocha, including Ricardo B. Salinas, Hugo Salinas Price and Esther Pliego de Salinas (collectively, the “Controlling Shareholders”). The Controlling Shareholders collectively own 176,969,944 currently outstanding Common Shares. The Controlling Shareholders thus control approximately 74.95% of our equity, while 25.05% is owned by outside investors. Through ownership of these shares, the Controlling Shareholders currently have the power to determine the outcome of substantially all actions requiring shareholder approval, including the power to elect eight of our nine directors and to determine whether or not dividends will be paid.

     American Shareholders

     On August 1, 2005, the following facts took place: (a) the Exchange of GDS in the NYSE was suspended, (b) NYSE filed with the SEC a request for delisting the GDSs, and (c) began the 60-day term for the GDSs holders to exchange their GDSs for common or only series shares traded in the Mexican Stock Exchange. After such period expired the Depository sold the only series shares corresponding to the GDSs that were not exchanged. At present, the time period for the sale of the only series shares by the Depository has expired, and there are no remaining only series shares corresponding to GDSs that were not exchanged within the aforementioned sixty-day term.

     The Company may not determine the number of our shares that are held by U.S. shareholders.

Swaps of Shares

     As of December 31, 2005, we had swaps agreements denominated both in U.S. Dollars and Mexican Pesos. In order to comply with legal and tax requirements for our repurchase of shares fund, we regularly sell repurchased shares, sometimes contract swap transactions of shares. Generally we accept to guarantee our obligations in such agreements by transferring an amount equal to the notional amount of such transactions. During the term of the swap agreement (that may vary from several months for up to one year), we pay interest, or interest are accrued in the notional amount, typically at a floating rate. Upon the expiration of the transaction, a cash settlement is made equal to the difference between the initial price of the shares implied (plus, if the case so requires, any interest accrued less dividends) and the final market value depending on the date of the shares implied from Grupo Elektra to the counterpart if positive, and from the counterparty to Grupo Elektra if negative. Our maximum risk market on swaps portfolio is equal to the initial market value of the shares implied.

     The following chart contains a presentation of our swaps portfolio as of December 31, 2005.

At December 31, 2005

Notional amount
Underlying shares	Initial Price	(amounts in	Fair value of the
		millions)	financial instrument 1)

1,600,000	ELEKTRA *	US$ 8.6311	US$ 13.8	Ps. $ 2,813
1,067,228	ELEKTRA *	US$ 8.5071	US$ 9.1	3,267
1,201,800	ELEKTRA *	US$ 8.6241	US$ 10.4	2,241
1,200,000	ELEKTRA *	US$ 7.1671	US$ 8.6	20,841
1,500,000	ELEKTRA *	US$ 7.2613	US$ 10.9	24,640
1,400,000	ELEKTRA *	US$ 7.5499	US$ 10.6	18,927
1,500,000	ELEKTRA *	US$ 7.4255	US$ 11.1	21,225
2,500,000	ELEKTRA *	US$ 7.3307	US$ 18.3	38,147
2,000,000	ELEKTRA *	US$ 7.1213	US$ 14.2	35,000
1,500,000	ELEKTRA *	US$ 7.1473	US$ 10.7	25,844
1,600,000	ELEKTRA *	US$ 7.3724	US$ 11.8	23,764
1,500,000	ELEKTRA *	US$ 7.3477	US$ 11.0	22,688
2,300,000	ELEKTRA *	US$ 8.8797	US$ 20.4	(1,559)
1,150,000	ELEKTRA *	PS$ 86.50	PS$ 99.5	8,625
2,000,000	ELEKTRA *	PS$ 82.00	PS$ 164	24,000
1,861,000	ELEKTRA *	PS$ 83.58	PS$ 155.5	19,392
1,880,600	ELEKTRA *	PS$ 81.30	PS$ 152.9	23,884
1,559,400	ELEKTRA *	PS$ 91.50	PS$ 142.7	3,898
2,072,130	ELEKTRA *	PS$ 76.50	PS$ 158.5	36,262

				353,899
Taxes				(18,886)

				Ps. $ 335,013

___________
(1) Expressed in million of Mexican Pesos.

     The potential gain or loss in the reasonable value of our derivative instruments of shares denominated as of December 31, 2005, that would have been derived from an instant and hypothetical change in 10% of the market price of the Elektra Shares would have been of approximately Ps. 35.4 million.

At December 31, 2004

Notional amount
Underlying shares	Initial Price	(amounts in	Fair value of the
		millions)	financial instrument 1)

1,500,000	ELEKTRA *	US$ 5.3305	US$ 7.9	Ps. $ 68,287
1,200,000	ELEKTRA *	US$ 5.2105	US$ 6.2	56,289
1,500,000	ELEKTRA *	US$ 5.8789	US$ 8.8	58,499
1,400,000	ELEKTRA *	US$ 5.9533	US$ 8.3	53,365
2,500,000	ELEKTRA *	US$ 5.6827	US$ 14.2	103,188
2,000,000	ELEKTRA *	US$ 7.1586	US$ 14.3	48,372
1,500,000	ELEKTRA *	US$ 7.1624	US$ 10.7	36,236
1,600,000	ELEKTRA *	US$ 7.2214	US$ 11.3	39,643
1,500,000	ELEKTRA *	US$ 7.1111	US$ 10.8	35,256
2,300,000	ELEKTRA *	US$ 9.3974	US$ 21.6	(3,124)

				496,011
Taxes				(5,223)

				Ps. $ 490,788

__________
(1) Expressed in million of Mexican Pesos.

     The potential gain or loss in the reasonable value of our derivative instruments of shares denominated as of December 31, 2004, that would have been derived from an instant and hypothetical change in 10% of the market price of Grupo Elektra’s Shares would have been of approximately Ps. 4.9 million.

(xiii) Dividends

     The declaration, amount and payment of dividends are determined by a majority vote of the holders of Common Shares and generally, but not necessarily, on the recommendation of the Board of Directors. Dividends are declared in the first quarter of each fiscal year based on our audited financial statements for the preceding fiscal year. The amount of any such dividend would depend on, among other things, our operating results, financial condition and capital requirements and general business conditions.

     Under our Amended and Restated Bylaws and the Mexican General Law of Commercial Companies (“Ley General de Sociedades Mercantiles” or “LGSM”), the gross profits of our company are applied as follows: At the annual ordinary general meeting of our shareholders, the Board of Directors submits our financial statements for the previous fiscal year, together with the report thereon by the Board, to the shareholders of Common Shares for approval. Once the financial statements have been approved by the holders they determine the allocation of our net profits for the preceding year. They are required by law to allocate at least 5% of such net profits to a legal reserve, which is not available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our historical capital stock (before the effect of restatement). Thereafter, the holders of Common Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. As of December 31, 2005, the special reserve was Ps.115.7 millions.

     As a consequence of our share restructuring, which became effective September 9, 2002 (through which all Series “A”, “B”, and “L” shares were converted into a single class of Common Shares with full voting rights and no par value), all shares outstanding at the time a dividend or other distribution is declared are entitled to such dividend or distribution.

     For the past five years, we have paid the following dividends:

		Amount in		Equivalent	Dividend in Pesos per			Dividend in US$ per
		millions of		to previous
				year’s
Date of	Date of			Operating	Common		Latibex	Common		Latibex
declaration	payment	Ps. (1)	US$	Income(2)	shares(3)	GDS (4)	Shares (6)	shares(3)	GDS(4)	Shares

April 22, 2002	April 29, 2002	150.8	16.3	6.4%	0.62415	2.49660	N/A	0.06745	0.26979	N/A

March 28, 2003	April 4, 2003	183.8	17.2	7.8%	0.77284	3.09136	N/A	0.07249	0.28997	N/A

March 29, 2004	April 6, 2004	246.1	22.1	9.6%	1.03347	4.13388	N/A	0.09260	0.37042	N/A

March 31, 2005	April 8, 2005	265.8	23.8	9.1%	1.11000	4.44000	1.11000	0.09931	0.39724	0.09931

March 29, 2006	April 6, 2006	309.8	28.0	8.1%	1.31000	N/A(5)	1.31000	0.12346	N/A(5)	0.12346

__________________________
(1) Expressed in nominal million of Mexican Pesos.
(2) After reclassifications derived from discontinued operations, See “Introduction.”
(3)Figures from 2000 to 2002 represent the equivalent to the new single series of shares, after the reverse split approved by our stockholders on June 25, 2002.
(4) Each GDS is comprised of four common shares.
(5)Due to our deslisting from NYSE, since August 1, 2005, the GDSs trading were suspended.
(6) Our shares are traded in LATIBEX since November 16, 2004.

Banco Azteca’s Dividends

     The banking authorization granted in 2002 by the Ministry of Treasury and Public Credit mentions that Banco Azteca could no pay dividends in its first three fiscal years. Furthermore, the regulation establishes that the total of the accumulated profits generated by the operations shall be contributed to the net capital reserves of Banco Azteca during said period. Therefore, Banco Azteca could not be a source of income for the payment of dividends, nor could it be the source of income for the Group until 2006 based on the net profit generated in 2005. However, from the net profit generated in 2005, which totaled Ps. 557.89 million, it was resolved by means of the shareholders’ meeting held on February 28, 2006, to apply it to accumulated results once that the 10% of the legal reserve has been deducted.

3. FINANCIAL INFORMATION

a) Selected Financial Information

     The following chart shows selected financial information for each of the periods indicated. The selected consolidated financial information set forth below should be read in conjunction with, and is qualified in its entirety, by reference to our Consolidated Financial Statements, and the notes thereto, included elsewhere in this Annual report. Until 2003, the Consolidated Financial Statements had been audited by Pricewaterhouse Coopers and since 2004, Castillo Miranda y Compañía, S.C., an independent registered public accounting firm, has been our independent auditor.

     Our financial statements were prepared in accordance with Bulletin B-10 issued by the Mexican Institute of Public Accountants ("IMCP"). The Bulletin B-10 is designed to provide for the recognition of certain effects of inflation by requiring our company generally to restate the non-monetary assets and liabilities and the components of stockholder’s equity using the National Consumer Price Index (the “INCP”) and to record gains or losses in purchasing power from holding monetary liabilities or assets. Bulletin B-12 requires that the statement of changes in the financial position reflect changes from the restated historical balance sheet to the current balance sheet. Pursuant to Mexican GAAP, the selected consolidated financial information set forth below, and all data in the Consolidated Financial Statement has been restated in constant pesos as of December 31, 2004.

     Starting January 1, 2000, we adopted Bulletin D-4 “Accounting Treatment of Income Tax, Asset Tax and Employee’s Profit sharing” issued by the MIPA. Under this Statement, deferred taxes are initially recognized for all differences between book and tax values of assets and liabilities and for any tax losses and the asset tax to be recovered that have a high probability of realization.

     As of January 1, 2001, we adopted Bulletin C-2 “Financial Instruments” issued by the MIPA. Under this statement, all derivatives are required to be recognized in the balance sheet as either assets or liabilities, and measures at their fair value.

     During 2002, we sold our interest in our subsidiary Elektra Dominicana, S.A. in the Dominican Republic. We also closed our subsidiary, Importadora y Exportadora Elektra de El Salvador, S.A. de C.V., located in El Salvador and our clothing chains The One/Hecali in Mexico. Therefore, in accordance with Bulletin A-7 issued by the IMCP, we reclassified the revenues, costs and expenses of our subsidiaries located in the Dominican Republic and El Salvador, as well as those of The One and Hecali. These operations are reflected as discontinued operations in our consolidated statements of income. The financial information related to these discontinued operations for prior years was reclassified, for comparative purposes.

     In 2004, the Company decided on the early adoption of the provisions of Bulletin C-10 “Derivative Financial Instruments and Hedging Operations”, issued by the IMCP applying them mainly to the valuation and presentation of interest rate hedging instruments as well as derivative instruments.

     Also in 2004, the company applied the provisions of Bulletin C-15 “Impairment of Long-lived Assets and their disposal” issued by the IMCP, that applies mainly to recognize the impairment of investment in shares of associated companies and related goodwill.

	As of and for the year ended December 31

	2001	2002	2003	2004	2005	2005 (1)

	(Millions of U.S. Dollars or millions of constant Ps. As of December 31, 2005,
	Except per share data and percentages)
Income Statement Data Mexican GAAP (2) :

Merchandise, services and
other revenues (3)	Ps. 17,695.2	Ps. 18,769.8	Ps. 22,386.4	Ps. 25.796.9	Ps. 30,872.3	US$ 2,998.1
Cost of goods and services
sold (3)	10,118.4	10,901.8	12,607.1	13,908.7	16,096.1	1,605.4
Gross Profit	7,576.7	7,868.0	9,779.3	11,888.2	14,776.3	1,392.7
Administrative and selling
expenses	4,423.4	4,545.0	6,029.2	7,621.0	9,595.9	904.4
Depreciation and amortization	724.8	872.3	1,088.3	1,262.1	1,354.4	127.7
Operating income	2,428.5	2,450.7	2,661.8	3,005.0	3,825.9	360.6
Interest income	(156.7)	(141.7)	(315.8)	(245.9)	(570.2)	(53.7)
Interest expense	993.0	796.0	780.3	808.9	809.4	76.3
Foreign Exchange (Loss) gain	12.0	677.7	220.2	66.4	166.9	15.7)
Gain on net monetary position	(180.5)	(136.4)	(139.7)	(182.8)	(103.1)	(9.7)
Other financial	(161.9)	109.4	92.4	(647.6)	(17.0)	(1.6)
operations………….
Total Comprehensive
financing cost – Net (4)	445.9	1,304.9	637.4	(200.9)	286.0	27.0
Other expenses				749.0
Income before taxes and
workers’ profit sharing	1,982.6	1,145.7	2,024.4	2,456.8	3,540.0	333.6
Taxes and workers’ profit
sharing	(646.0)	(649.9)	(550.6)	(624.1)	(935.1)	(88.1)
Equity in (losses) earnings of
affiliated companies not
consolidated (3)	223.4	(30.5)	(229.1)	100.2	372.2	35.1
Income from Continuing
operations	1559.9	465.3	1,244.7	1,932.9	2,977.1	280.6
Losses from discontinuing
operations (2)	(186.5)	(353.5)	----	---	---	---
Net income	1,373.4	111.8	1,244.7	1932.9	2,977.1	280.6
Income of minority
stockholders	(15.5)	8.4	3.0	---	---	---
Income of majority
stockholders	1,357.9	90.3	1,241.8	1932.9	2,977.1	280.6
Outstanding entry	---	(30.0)	---	---	---	---
Basic and diluted earnings
per share (5)	5.3	0.4	4.9	8.1	12.4	1.2
Earnings per share from
continuing operations (5)	6.0	1.8	4.9	8.1	12.4	1.2
Earnings (losses) per share
for discontinuing operations
(5)	(0.7)	(1.4)	---	---	—	—

		As of and for the year ended December 31

	2001	2002	2003	2004	2005	2005 (1)

	(Millions of U.S. Dollars or millions of constant Ps. As of December 31, 2005,
		Except per share data and percentages)
Weighted average shares
outstanding (in millions)(5)	258.2	250.6	251.7	238.0	239.2	239.2
Balance Sheet Data Mexican GAAP:
Accounts receivable from						US$
customers – Net	Ps. 4,046.3	Ps. 3,263.4	Ps.5,904.0	Ps. 11,674.6	Ps. 15,466.4	1,457.7
Accounts receivable from
related parties – Net	313.9	143.8	291.9	517.3	422.5	39.8
Inventories	3,442.2	3,365.8	3,405.1	3,820.4	4,264.2	401.9
Total current assets	10,578.5	11,306.7	18,680.9	32,240.4	43,266.0	3,933.8

Real Estate, machinery,
equipment and investment
in stores – Net	4,368.8	4,023.0	4,311.8	5,422.7	5,481.8	516.7
Total Assets	18,347.4	18,720.6	26,004.8	39,420.9	50,658.1	4,710.6

Total current liabilities	5,346.6	7,167.7	14,602.7	25,010.5	34,834.6	3,228.4
Short-term debt	1,241.4	2,999.9	9,818.6	19,130.0	27,521.6	2,593.9
Long-term debt	4,501.5	4,210.0	3,359.1	4,532.6	4,515.7	425.6
Total debt	5,742.9	7,210.0	13,177.7	23,662.5	32,037.4	3,019.5
Total Stockholders’ Equity	7,266.0	6,005.7	6,638.0	8,160.4	9,641.0	908.7

Other Financial Data (unaudited):
Acquisition of real state,
buildings, equipment and
store investment	728.7	603.7	1,150.6	2,153.1	1,268.5	119.6
Gross margin	42.8%	42.4%	43.7%	43.9%	46.5%	46.5%
Operating income margin	13.7%	13.6%	11.9%	11.1%	12.0%	12.0%
Stores opened at the end of
the period	953	885	879	1,007	1,024	1,024
Number of active credit
accounts	1,084,236	2,271,903	2,876,508	4,593,732	5,774,009	5,774,009
Exhibition space (square
meters)	671,125	643,944	648,498	752,897	764,782	764,782

(1)	The U.S. Dollar amounts represent the pesos amounts as f December 31, 2005, converted at the Exchange rate of Ps. 10.61 per U.S. Dollar (Noon Buying Rate) and are unaudited.
(2)	After reclassification of discontinued operations. See Introduction, Presentation of Financial and Other Information.
(3)
Until December 31, 1999, we included equity in income (loss) of CASA as part of Merchandise, services and other revenues, and the amortization of CASA goodwill was included in Cost of Merchandise sold and of services. As of January 2000, we changed the presentation of both items to include them in a separate line after income after taxes. For purposes of this chart, all periods are presented using the current grouping.

(4)	Comprehensive financing cost does not include interest gain and paid derived from our customers’ portfolio. See Section 5 “Operative and Financial review and prospects—Accounting of consumer credit”.
(5)	After giving effect to the reverse split of five to one of our shares, which was approved by our shareholders on June 25, 2002, each GDS represents 4 shares.

     (i) Exchange Rates.

     Since December 1994, Mexico has had a free market of foreign Exchange. Prior to that date the Mexican Central Bank (Banco de México or “BANXICO”) maintained the Peso-U.S. Dollar Exchange rate within a range prescribed by the government through its intervention in the foreign Exchange market. In December 1994, the government suspended intervention by BANXICO and allowed the Peso to float freely against the U.S. Dollar. The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996 and most 1997, the Peso fell more slowly and was less volatile. In the last quarter of 1997 and for much 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and Financial instability in certain countries, including Brazil and Venezuela. The Peso declined during this period, but was relatively stable during 1999 and 2000. The Peso strengthened during 2001 but it began to deteriorate by the second quarter of 2002 through to and including the second quarter of 2003. Since May 2003, BANXICO has applied an auction mechanism to provide more liquidity in the supply of U.S. Dollars in Mexican Markets. This mechanism has allowed BANXICO to reduce the impact of higher than expected capital inflows from high crude oil prices that generate an excess of international reserves. During 2003 the Peso declined approximately 8%.

     During 2005, the Peso strengthened in a significant manner reaching levels of Ps. 10.40 at the end of the year, thereby representing an appreciation of over 10% compared to the lowest historical levels reached in 2004. The appreciation may be explained by the following factors: the historically low levels reached by the country’s risk spread, and the expectation that the economy would begin to experience an expansion period, the continuing increase of the money remittances, the high levels of oil prices, but above all due to the extraordinary investment made by foreign investors in assets in emerging markets in order to benefit by the interest rates differentials. Additionally, the international market did not show any worries in connection with the elections despite of the early commencement of the electoral campaigns and of the leadership of the PRD left-wing party’s candidate.

     During the second half of 2005 and the first quarter of 2006, the interest rates differentials in favor of Mexico began to decrease gradually until reaching such levels that have caused the exit of capitals by the investors, inasmuch as they do not represent a significant advantage. The reasons underlying the closing of differentials include: the increases in the funding rates in U.S. Dollars by the FED, going from 2.25% at the beginning of 2005, until 5.00% in May 2006; and the decrease of the reference rates in pesos by Banco de Mexico since August 2005, declining from 9.75% until 7.00% in April 2006.

     During May, the global markets have shown a strong volatility waive generating a significant decrease in the risk appetite of foreign investors, and a massive settlement of positions. Such external factors have affected the peso tradings as well as that of other emerging markets currencies. The trading rank during the month and until May 26, 2006 has been between Ps.10.80 – Ps.11.37. Such volatility has been generated by external questions, and expectations are that it is reduced upon the stabilization of the global markets.

     There can be no assurance that the government will maintain its current policies with regard to the Exchange rates or that the peso will not further depreciate or appreciate significantly in the future.

     The following chart sets forth, for the periods indicated, the period-end, average, high and low, and Noon Buying Rate, expressed in pesos per U.S. dollar, Published by the Federal Reserve Bank of New York. The rates have not been restated in constant currency units. All amounts are stated in pesos.

	Free Market Exchange Rate (1)
Year Ended December 31,	High	Low	Average(2)	Period End
2001	9.9720	8.9460	9.3350	9.1560
2002	10.4250	9.0000	9.6630	10.4250
2003	11.4060	10.1130	10.7930	11.2420
2004	11.6350	10.8050	11.2900	11.1540
2005	11.4110	10.4135	10.8940	10.6275

2005
December	10.7725	10.4135	10.6270	10.6275
2006
January	10.6430	10.4369	10.5420	10.4400
February	10.5286	10.4315	10.4840	10.4592
March	10.9475	10.4620	10.7490	10.8980
April	11.1600	10.8560	11.0490	11.0890
May	11.3050	10.8410	11.0908	11.2880
June (3)	11.4425	11.2820	11.3413	11.4425
_____________________
(1)	Source: Federal Reserve Bank of New York.
(2)	Average of end-of-month Exchange rates.
(3)	Information as of June 8, 2006.

     (ii) Financial Information with regards to the business, location and exportation

     The following table sets forth income and expenses by each business unity: merchandise income, money transfer income, Banco Azteca income and other income:

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF DECEMBER 31, 2005 PURCHASING POWER

CONSOLIDATED INCOME STATEMENTS (1)

	2001	2002	2003	2004	2005	CAGR (2)	Change 05/04

Commercial Revenues	13,999.6	14,985.4	17,490.3	19,392.5	19,562.2	8.7%	0.9%
Financial Revenues	3,695.5	3,784.4	4,896.1	6,404.4	11,310.1	32.3%	76.6%

Revenues	17,695.2	18,769.8	22,386.4	25,796.9	30,872.3	14.9%	19.7%

Commercial Cost	9,172.9	10,054.0	11,808.4	13,355.1	13,338.2	9.8%	-0.1%
Financial Cost	945.5	847.8	798.7	553.6	2,757.9	30.7%	398.1%
Costs	10,118.4	10,901.8	12,607.1	13,908.7	16,096.0	12.3%	15.7%

	-	-	187.1	-	-
Gross Profit	7,576.7	7,868.0	9,779.3	11,888.2	14,776.3	18.2%	24.3%
Gross Margin	43%	42%	44%	46%	48%

Operating Expenses	4,423.4	4,545.0	6,029.2	7,621.0	9,595.9	21.4%	25.9%
Depreciation and Amortization	724.8	872.3	1,088.3	1,262.1	1,354.4	16.9%	7.3%

	-	-	-	-	-
Operating Income	2,428.5	2,450.7	2,661.8	3,005.0	3,825.9	12.0%	27.3%
Operating Margin	14%	13%	12%	12%	12%

EBITDA (3)	3,216.0	3,403.4	3,749.9	4,261.0	5,177.3	12.6%	21.5%
EBITDA Margin	18%	18%	17%	17%	17%

Comprehensive Financing Result	(445.9)	(1,304.9)	(637.4)	200.9	(286.0)	-10.5%	-242.3%

Income before taxes	1,982.6	1,145.7	2,024.4	3,205.9	3,540.0	15.6%	10.4%

Provision for taxes	(646.0)	(649.9)	(550.6)	(624.1)	(935.1)	9.7%	49.8%
	32.6%	56.7%	27.2%	19.5%	26.4%
Other	21.4	(405.6)	(232.1)	(648.9)	372.2	104.3%	-157.4%

Income of majority stockholders	1,357.9	90.3	1,241.8	1,933.0	2,977.1	21.7%	54.0%

Weighted average shares outstanding (in millions)	245.5	238.3	239.4	238.0	239.2	-0.7%	0.5%

Earnings per share (pesos)	5.53	0.38	5.19	8.12	12.45	22.5%	53.2%

________________________________________________
(1) FIGURES WERE RECLASSIFIED DUE TO THE CLOSING OF OPERATIONS OF THE ONE IN MEXICO, AND OUR SUBSIDIARIES IN EL SALVADOR AND THE DOMINICAN REPUBLIC
(2) COMPOUND ANNUAL GROWTH RATE
(3) EXCLUDES MONETARY ITEMS INCLUDED IN REVENUES AND COGS N. A. = NOT AVAILABLE
N. A. = NOT AVAILABLE

________________________
(1) Figures were reclassified due to the closing of operations of THE ONE in Mexico, and our subsidiaries in El Salvador and the Dominican Republic.
(2) Compound annual growth rate.
(3) Excludes monetary items included in Revenues and Costs. N. A. = not available

b) Relevant Credit Information

     The following Chart sets forth information with respect to the Company’s contractual obligations as of December 31, 2005:

	Payments due within the Period

Millions of Pesos as of December 31 2005

		Less than			After 5
Contractual Obligations (1)	Total	one year	1-3 Years	4-5 Years	Years

Long-Term Debt	5,655.7	1,140.0	0.0	0.0	4,515.7
Capital Lease Obligations	0.0	0.0	0.0	0.0	0.0
Operating Leases (2)	1,919.3	503.4	678.0	197.8	540.1
Real Estate Purchase Obligations	0.0	0.0	0.0	0.0	0.0
Derivative Transactions (3)	23.0	23.0	0.0	0.0	0.0
Total Contractual Cash Obligations	7,598.0	1,666.4	678.0	197.8	5,055.8

(1)	The data set forth in this table are expressed in nominal terms and do not include financing expenses.
(2)	Operating Leases have not been calculated on the basis of the net present value instead they are presented in the basis of nominal future cash flows.
(3)	Includes only the interest that will be accrued.

c) Comments and Analysis of the Board of Directors on the Results of Operations and Financial Condition of the Company

     Due to the closing of operations of our subsidiary at El Salvador, and THE ONE stores in Mexico, same as the sale of our subsidiary in the Dominican Republic, we identified the income, costs, expenses, financial results, etc., of these three business units and reclassified those entries and such consolidated results are presented under an entry of our income statement named discontinued operations. We cannot assure that we will not close or sell other business units and, therefore, we might reclassify their operations under the entry of discontinued operations.

     (i) Results of Operation

     The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report. Our financial statements have been prepared in accordance with Mexican GAAP.

Basis of Presentation

     The Consolidated Financial Statements have been prepared on a consolidated basis to reflect the financial condition and the results of operations of Grupo Elektra and its consolidated subsidiaries.

     The Mexican GAAP require that the consolidated Financial Statements recognize certain effects of inflation. Mexico experienced annual inflation rates of 3.9% in 2003, 5.2% in 2004 and 3.3% in 2005. The relevant financial information corresponding to all periods in the Consolidated Financial Statements has been restated in constant pesos as of December 31, 2005, in accordance with the Third Amendment to the Bulletin B-10 issued by the Mexican Public Accountant Institute (“IMCP”). In accordance with Bulletin B-10, we are required to report, as a gain or loss on our net monetary position, the effects of inflation on monetary assets and liabilities. This net amount reflects the gain or loss arising from holding a net monetary liability or asset position in an inflationary period, since over time monetary liability can be settled for units of less purchasing power whereas a monetary asset decreases in value in real terms. Our operations continually generate monetary assets (primarily from our credit sales) while our accounts payable and borrowings to finance capital expenditures result in monetary liabilities.

     Effective January 1, 2000, we adopted Bulletin D-4, “Accounting Treatment of Income Tax, Asset Tax and Employees’ Profit Sharing” issued by the MIPA. Under this bulletin, deferred taxes are initially recognized for all differences between book and tax values of assets and liabilities and for tax loss carry forwards and asset tax carry forwards that have a high probability or realization. For the years ended on December 31, 2005 and 2004, we registered provisions of Ps. (266.3) millions and Ps. 229.4 millions, respectively, for deferred income tax including the loss on monetary position related to the deferred tax assets.

     Until December 31, 2003, profits and losses from derivative financial operation contracts were recorded within a premium for placement of shares because it dealt with operations of the company’s own shares. Until 2003, accrued interest expense on the transactions, as well as dividends pertaining to these shares, were recorded as income.

     As of 2004, the effects of operations with derivative financial instruments based on the prices of the stock certificates of the Company, are recognized in the statement of results as an income or expense and those corresponding to interest rates hedging instruments are recognized in the general profits, both at their fair value as of December 31st of each year.

     Since 2004, the company adopted in advance the provisions contained in Bulletin C-10 “Financial Instruments and Hedging Operations” of the GAAP. As of December 31, 2005 and 2004 the net effects for operations in derivative financial instruments based on the prices of the shares of the company resulted in profits of Ps. 17.0 millions and Ps. 647.5 millions respectively and were recognized in the financing comprehensive cost. Further, the net effects after the recognition of the relevant differed income tax of the operations carried out through interest rate hedging instruments, generated an adjustment to the comprehensive profits as of December 31, 2005 and 2004 Ps. (41.9) millions and Ps. 76.3 millions respectively.

     The valuation at the end of the year for interest rate future operations at Banco Azteca is presented on the balance sheet in net form, together with the primary position for which the risk is being covered. That is, within demand deposits.

     Derivative financial instruments are used by the Company primarily to manage foreign exchange rate risk and interest rate risk. Realized and unrealized gains and losses are recognized for the period under comprehensive financial cost. For the three years ending as of December 31, 2003, 2004 and 2005, these operations generated losses of Ps. 23.9 millions, Ps. 647.5 millions and Ps. 17.0 millions, respectively.

     The Company evaluates in a periodic basis the recovering value of its tangible and intangible long-lived assets, including goodwill, based on the future flows of its two units of cash production (trade and credit). If the book value of the assets exceeds the use value (discounted flows) a loss derived from impairment of such assets is recognized.

     The procedure and criteria used by the company are coincident with the provisions set forth in the Statement C-15 Recognition of the Impairment in the Value of Long-Lived Assets”, of GAAP issued in March 2003.

     The main effect in the period ending on December 31, 2004 for the application of this principal represented a decline in the commercial credit and investments in shares in the amount of Ps. 749.0 millions. Said amount is represented in the statement of results in the other expenses entry. As of December 31, 2005 no effect due to such concept was recognized.

     Until December 31, 2004, the excess in the cost of the shares held by associates and subsidiaries over the book value (commercial credit) used to be redeemed in 20 years and the negative commercial credit used to be redeemed in 5 years, both updated for inflation purposes. The accumulated redemption of the goodwill amounts Ps. 541.3 million as of December 31, 2004 and 2005. For the fiscal year ended as of December 31, 2005 there was no charge to results under such concept.

     For the year ended as of December 31, 2004, the company recognized in its results within the entry of other expenses an amount of Ps. 663.7 millions for the impairment of goodwill. For the fiscal year ended on December 31st 2005 no charge was made to results for this concept.

Consolidation Method and Discontinued Operations

     After a thorough review process and analysis, starting 2003, the results of Banco Azteca were presented under the consolidation method. All figures mentioned in this discussion result from the application of this accounting method, which provides a clearer overview of Grupo Elektra. To make these figures totally comparable to those of 2002, under the consolidation method, the results corresponding to 2002 were reclassified under the same method, in accordance with the concepts established in Statements A-7 and B-8 of the Mexican Public Accountants Institute (“IMCP”) regarding the comparability and consolidation of figures in financial statements.

     In addition for the years ended December 31, 2002 and 2001, we reclassified net results from three business units (THE ONE, and the operations in Dominican Republic and El Salvador), as well as the expenses related to the closing of these operations and the adjustment for the valuation of assets at realization value, in accordance with the accounting principle detailed in Bulletin A-7 of the Mexican Public Accountants Institute (”IMCP”), that establishes the Mexican accounting standards, were reclassified under one entry in our statement of results named “Discontinued Operations”.

     As of December 31, 2004 and 2005 the results of Afore Azteca, Seguros Azteca, and Banco Azteca Panama are presented under the consolidation method.

Installment Sales Accounting –Consumer Credit Service

     Before December 2002, at which time Banco Azteca began providing consumer credit and assumed Elektrafin’s credit operations of installment sales carried out in our stores, through our different store formats in Mexico, sales were cash and credit through our program known as Credimax. However, our credit operations in Latin America (other than those in Mexico) are still offered through the retail division of Grupo Elektra and not through Banco Azteca. Since December 1, 2002, our banking subsidiary, Banco Azteca, offers consumer credit, also under the trademark “Credimax”.

     The cost for the customer of the merchandise purchases through the credit sales program in our subsidiaries in Latin America, includes cash cost plus a markup and/or interest rate. Revenues from credit sales in Latin America are accounted as follows: an amount equivalent to the cash price of the merchandise is recorded as merchandise revenue at the time of the sale, (ii) the installment sales markup, as described below, is recorded as merchandise revenue ratably over the life of the installment sale contract; and (iv) penalty interest on past due installment sales payments is recorded as merchandise revenue when collected.

     When any installment sale is made in our stores in Latin America, the customer signs a promissory note in the amount of the equivalent cash price of the merchandise plus the markup, and if applicable, stated interest minus any down payment. At the time of the sale, the equivalent cash price of the merchandise is booked as merchandise revenue, and a net account receivable is generated in the amount of the installment-sale-equivalent cash price minus any down payment. During the term of the installment sale contract, each weekly payment is applied proportionately among the equivalent cash price, the markup and the stated interest. The portion of the weekly payment allocated to the equivalent cash price is applied to reduce the account receivable and has no effect on our income statement. The portions allocated to markup and stated interests are recognized as merchandise revenues, in each case ratably over the term of the installment transaction. If the customer is late with a weekly payment, the markup and stated interest portion of the missed payment is recognized as merchandise revenue and the account receivable is increased by both amounts. Penalty interest is charged on amounts that are past due and is recognized when paid as merchandise revenues. Payments are applied first to any penalty interest balances. In summary, if a customer is current in the payment of an installment sale, the account receivable associated with the installment sale includes only the equivalent cash price portion of the sale (minus the down payment) and is amortized weekly in equal amounts during the term of the installment sale; the account receivable associated with the installment sale includes the remaining equivalent cash price portion (minus the down payment) and any accrued but unpaid interest.

     By contrast, for consumer credits granted by Banco Azteca, in regard to the installment sales in Mexico, the interest charged to our customers is recognized in Banco Azteca’s income statement and the sale of the merchandise is recorded as cash sale in the commercial division of Grupo Elektra.

During the first half of 2000, and in light of the political uncertainties at that time, we intentionally reduced our average portfolio to 33 weeks by the end of the second quarter. After the smooth political transition following the presidential election on July 6, 2000, we lengthened our average portfolio again by promoting the 39-week term during the third quarter and the 53-week term during the fourth quarter. Our average portfolio length was 44 weeks in 2000. During the second half of 2001, the 53-week term was heavily promoted; thereafter our average portfolio length was 46 weeks. For further information please see Section 2. “The Company - b) Description of the Business - (ii) Distribution Channels - Elektra in Latin America – Installment Sales Program” and Section 2. “The Company - b) Description of the Business - (ii) Banco Azteca Distribution Channels - Products and Services”.

Preventive Estimate for Credit Risks

     The methodology that credit institutions must use to determine the amount of the preventive estimate for credit risks, is sustained in the “Rules for the Rating of the Credit Portfolios of the Credit Institutions” issued by SHCP, and the methodology established by the Commission for each type of credit currently contained within the Provisions.

     The estimates are based on studies that analyze and classify the portfolio, in compliance of the "General Provisions Applicable to the Rating Methodology of Credit Portfolio of Credit Institutions" established by the National Banking and Securities Commission, published in the Official Gazette of the Federation on August 20, 2004 and effective as of December 1, 2004, currently contained within the provisions, provide that consumer credits shall apply specific percentages determined by considering the invoicing periods reporting failures, depending on whether the periods are weekly, bi-weekly or monthly: The Institution considers weekly periods for purposes of the classification of the life of the portfolio according to the delinquency of payments and, on such basis, the amount of the necessary preventive estimates.

     In the case of house loans, the institution also applies the specific percentages when rating the portfolio considering the invoicing periods reporting any failure of compliance, the likeliness of failure and/or, if applicable, the seriousness of the loss associated to the value and nature of the credit collateral.

     For purposes of the rating of the commercial credit portfolio, the information regarding the quarters ending on the months of March, June, September and December are used. To determine the net value of this credit portfolio all credits are rated individually according to the relevant method depending on their balance.

     In addition to the above, any credit with balance over 900 thousand UDIs on the rating date, assess the credit capability of the debtors. Furthermore, the Company established the policy of constituting estimates additional to those determined under that mentioned above. Such policy consists in determining the amount of the estimate for this type of credit by reason of the expected losses, according to the behavior that the same have had in the past. The foregoing, as a result of the accumulated experience of the affiliated companies, that until the beginning of operations of BAZ were in charge of the granting of credit to acquire non-perishable consumer goods, as well as the expertise that the Bank has had (including statistical estimations).

     The amount of the preventive estimate for risk hedging recognized by Banco Azteca in their books at the closing of the fiscal years of 2005 and 2004, exceed the amount required under the regulations applicable to the Company in Ps. 22 thousand and Ps. 70 thousand, respectively.

     For purposes of the estimation of credit lines granted in Latin American countries where the company does business, it has constituted them on grounds of the expected losses, according to the performance that the same have had in the past. The calculation of these estimates consists in increasing them in 5% per each credit sale approved.

Effects of the Peso Devaluation and Inflation

     Our results of operations will continue to be affected by economic conditions in Mexico and in other countries in which we operate. In periods of economic growth, demand for our products tends to be adversely affected. Poor economic conditions, particularly unemployment and high domestic interest rates, can also result in an increase of the provision of doubtful accounts. An eventual devaluation of the peso, also results in exchange losses and indebtness in U.S. Dollars.

     According to Banco de México (“BANXICO”) and the Ministry of Treasury and Public Credit (“SHCP”), as of December 31, 2005, the Mexican economy strengthened with a gross domestic product growth of 3.0%, figure that continues with the growth of 4.4% registered in 2004. The exchange rate value increased versus the U.S. dollar in 4.8% that is one Ps 10.61 per US$1.00 at the end of 2005, Ps. 11.15 per US$1.00 at the end of 2004. The inflation decreased 3.3% of 5.2% in 2004. We can give no assurance that economic conditions in Mexico and in other countries where we do business will not have any adverse effect in our financial condition and in the results of our operations. See. “Risk Factors”

Investment in CASA

     Since January 1, 1997, the results of our equity interest in CASA, the holding company through which our controlling shareholders own part of TV Azteca and Grupo COTSA were presented in a line of the Statement of Results. Such entry was included as part of the merchandise income, services and other income, thus stressing in this line the results of operation, and to allow a better coincidence of income and amortization of goodwill related to such investment. This presentation is in line with the Mexican Generally Accepted Accounting Principles (GAAP).

Seasonality of Sales

     The Company has historically experienced, and expects to continue to experience, seasonal fluctuations in sales, reaching the highest margins of sales in the months of May and December. Such seasonality results mainly from the increase in general consumption associated with Mother’s Day and the Christmas Season. We typically experience low sales margin during the months of February and September.

Results of Operation

     The following chart sets forth certain consolidated financial information of our company expressed as a percentage of total revenues (merchandise, service and other revenues) for the three years ended December 31, 1003, 2004 and 2005.

	Closing of the year as of December
		31st

	2003	2004	2005

Merchandise, services and other revenues	100%	100%	100%
Cost of the merchandise and services sold	(56.3)	(53.9)	(52.1)
Gross profit	43.6	46.1	47.9
Administrative and selling expenses	(26.9)	(29.5)	(31.1)
Depreciation and amortization	(4.8)	(4.9)	(4.4)
Operating Income	11.8	11.6	12.4
Comprehensive financing cost (net)	2.8	(0.8)	0.9
Income before income taxes and employee’s statutory profit	9.0	9.5	11.5
sharing
Consolidated Net Income	5.5	7.5	9.6

     Sale of Merchandise

     During 2005, our strategy focused on offering new lines of products and services that would render better margins, as well as to relocate and remodel the stores of our four formats to be able to face directly our competitors. As a result the gross margin registered an increase of 70 basis points from 31.1% in 2004 to 31.8% in 2005. By product, furniture reported the highest gross margin, followed by white-line and electronics in 36.54%, 22.93% and 21.79%, respectively.

     Comprehensive Cost of Financing

     As of December 31, 2003, 2004 and 2005, we had approximately US$318.1 millions, US$32.3 millions and US$58.3 millions of monetary liabilities denominated in U.S. dollars, respectively.

     Virtually, all of our monetary liabilities represented indebtedness for credits with cost. Our assets denominated in U.S. Dollars as of December 31, 2003, 2004 and 2005 amounted to approximately US$296.7 millions, $332.7 millions and US$411.2 millions, respectively. As of December 31, 2003, 2004 and 2005 we also had certain assets and liabilities denominated in several Latin American currencies. Those assets were equivalent to US$34.7 millions in 2003, US$26.8 millions in 2004 and US$96.8 millions in 2005 and liabilities were equivalent to US$21.9 millions in 2003, US$26.3 millions in 2004 and US$50.6 millions in 2005. Before Banco Azteca started to offer consumer credits in all our store formats, the interest income and interest expense associated with our receivables portfolio were reflected in revenue and cost of goods sold, and not as part of the comprehensive cost of financing.

     Interest expense

     The payment of interest on our foreign currency-denominated indebtedness exposes the Company to risks for exchange rate fluctuations, inasmuch as the cost of the interest payments on such indebtedness increases if the peso’s value declines against the dollar or other currency. It is suitable to point out that on April 21, 2004, the Company paid in advance the US$275 millions Senior Notes due in 2008, and therefore currently the company has no debt with cost denominated in U.S. Dollars. Nevertheless, the possibility of contracting this type of debt in the future is not discarded.

     Interest Income

     Interest income is positively affected by inflation as the Company receives higher interest rates over its temporary investments, that are mainly fixed-rate and short-term deposits with Mexican Banks.

     Exchange (loss) gain.

     The Company registers exchange loss or gain with respect to the monetary assets or liabilities denominated in U.S. Dollars when the Peso is appreciated or depreciated in reference to the U.S. Dollar. The monetary liabilities denominated in U.S. Dollars which consisted mainly in our debt denominated in U.S. Dollars for loans with cost, that exceeded significantly our monetary assets denominated in U.S. Dollars as mentioned in paragraph ii) Financial Condition, Liquidity and Capital Resources within the comprehensive financing cost in 2004 the monetary liabilities decreased due to the refinancing of our US$275 millions Senior Notes. The monetary assets consist mainly in U.S. Dollars deposited in banks. As a result, during each period in which the Peso has been depreciated and appreciated with reference to the U.S. Dollar, we have registered exchange losses or gains.

     Net Gain in Monetary Position.

     The net gain or loss in monetary position refers to gains or losses resulting from the inflationary cost of holding net monetary liabilities or assets. A gain on monetary position results from holding net monetary liabilities during periods of inflation, as the purchasing power represented by nominal liabilities declines over time. Accordingly, since our monetary liabilities exceeded our monetary assets in 2003, 2004 and 2005, respectively, we recorded a gain on monetary position in those periods.

     Loss on monetary position from accounts receivable included in revenues for the years ending on December 31, 2003, 2004 and 2005 equals Ps. 28.85 millions, Ps. 1,269.66 millions and Ps. 934.42 millions, respectively. Gain on monetary position for loans granted to finance the credit sales program was equal to Ps. 29.06 millions, Ps. 1,275.80 millions and Ps. 937.42 millions for the same years, respectively.

     Operations with financial instruments

     In April 2004, the Bulletin “C-10 Derivative Financial Instruments and Hedging Operations” of the Mexican GAAP was issued, which application is mandatory for financial statements corresponding to periods beginning on January 1, 2005. The Company chose to early adopt the provisions of Bulletin] B-10, “Derivative Financial Instruments and Hedging Operations” of the GAAP. The effects of these operations for the years ending on December 31, 2005 and 2004 amounted Ps. 17.0 millions and Ps. 647.5 millions respectively and were recognized in the comprehensive financing cost. Further, the net effects after the recognition of the corresponding income tax differed from the operations carried out through coverage interest rates financial instruments, generated an adjustment to the comprehensive income of (Ps. 41.9) millions and Ps. 76.3 millions in the comprehensive income as of December 31, 2005 and 2004, respectively.

     (ii) Financial Condition, Liquidity and Capital Resources

Year ended December 31, 2005, compared to the year ended December 31,, 2004.

     Consolidated Revenues

     The consolidated revenues corresponding to 2005 increased 19.6% to be located in Ps. 30,872.3 millions compared to Ps. 25,796.9 millions in 2004. Merchandise sales in 2005 declined (1.0%) from Ps. 18,143.9 millions, to Ps. 18,271.3 millions in 2004. This decrease is mainly due to the fact that during 2005 we focused our efforts to offer new product and services lines and that provide us with greater margins. The commercial revenues include the sale of merchandise, revenues from Milenia (extended warranty), and electronic money transfers.

     During such period, total financial revenues grew from Ps. 7,680.2 millions in 2004 to Ps. 12,247.6 millions in 2005, which represents 59.5% year-over-year growth. Revenues derived from our money transfer operations increased 26.3% to Ps. 1,164.6 millions in 2005 compared to Ps. 922.3 millions in 2004. Financial revenues include those from Banco Azteca, Afore Azteca, Seguros Azteca, Banco Azteca (Panama) and accrued markup of our Latin American operations.

     Income in 2005 and 2004 from Afore Azteca equaled Ps. 176.7 and Ps. 98.5 millions respectively, which represent an increase of 79.4% compared to the precedent year. As of December 31, 2005, Afore Azteca had 1,207,316 customers, from which 243,500 correspond to affiliated workers by the sales force and 963,816 to workers assigned under the rules established by the laws applicable to the retirement system.

     Revenues of Seguros Azteca for 2005 and 2004 were equal to Ps. 908.7 and Ps. 345.8 millions, respectively, which represented and increase of 162.8% compared to the precedent year, and 2,817,000 insurance policies were issued in such period, remaining 1,450,000 active policies .

     Merchandise Sales

     Merchandise sales are comprised of the following business lines for both our operations in Mexico and Latin America, as applicable: electronics, white-line, household appliances, furniture, telephony, image, photographic services, virtual business, transportation, sports, leisure and entertainment and Empresario Azteca. Merchandise sales declined (0.7%) to end up in a total of Ps. 18,143.9 millions compared to the total of Ps. 18,271.3 millions recorded at the end of 2004. This growth was mainly due to the change of strategy in our sales, derived from the opening of new stores, as well as the remodeling and relocation of existing stores. This was partially balanced by the addition of new merchandise bussiness lines such as motorcycles, tires, accumulators and automobiles, as well as cellular handsets with PDA technology and our new program Empresario Azteca. Additionally, our store format Elektricity, has consolidated and began to show encouraging results. Finally, we are also receiving the benefits of our aggressive pricing strategies and promotional campaigns, as well as our door-to-door sales initiative.

     Money Transfer Revenues

     In 2005, total revenues from our two money transfer business increased 26.3% to Ps. 1,164.5 millions, from Ps. 922.2 millions in 2004.

     The ongoing advertising and promotional campaigns, as well as the increasing competitive commissions charged by Western Union, strengthened the positive trend registered in the electronic transfers from the U.S. to Mexico (Dinero en Minutos). These factors resulted in an increase in revenues of 24.0%, which equal Ps. 645.9 millions compared to the total of Ps. 520.8 millions obtained in 2004. During the same period, the amount transferred and the number of transactions increased 45.8% and 34.9%, respectively.

     Revenues from our domestic money transfer business (Dinero Express) increased 29.2%, to Ps. 518.6 millions in 2005 compared to Ps. 401.5 millions in 2004. The foregoing resulted from the increases of 36.6% and 31.6% and 31.2% in the amount transferred and in the number of transactions, respectively.

     Banco Azteca Revenues

     Banco Azteca revenues, represented by the interest income from loans granted by the bank and other income mainly obtained from commissions, increased from Ps. 7,186.5 millions in 2004 to Ps. 10,962.8 millions in 2005 which represented an increase of 53.8% . This increase was largely due to the success of Banco Azteca’s loans portfolio, which grew in 34.3% compared to 2004. Financial revenues also include interests earned from all the credit products granted by Banco Azteca, including Credimax Efectivo, which is a personal loan for the amount of up to Ps. 30,000 cash, which was launched as a complement to the consumer loan program provided by Banco Azteca.

     Consolidated Gross Profit

     Consolidated gross profit grew 24.3%, from Ps. 11,888.2 millions in 2004 to Ps. 14,776.3 millions in 2005. At the end of 2005, the consolidated gross margin was 47.8%, compared to 46.0% in 2004. The margin increase is due to our sales strategy used during the year that consisted in increasing the margin of our cash sales. Further, during 2005, management focused in the new line of products and services, which allowed us to increase the consolidated gross margin.

     Administration and Selling Expenses

     Administrative and selling expenses, which includes salaries, rent and other occupancy costs, advertising costs and sales, the hiring and training of new employees, the commissions for our sales force, commissions for collectors and door-to-door selling employees, increased 25.9%, from Ps. 7,621.0 millions in 2004 to Ps. 9,595.9 millions in 2005.

     Depreciation and Amortization

     Depreciation and amortization rose 7.3% to Ps. 1,354.1 millions in 2005, from Ps. 1,262.1 millions in 2004. This increase was due primarily to the remodeling of existing stores, the new distribution centers built during the year, the equipment purchased for our stores, the establishment of bank branches in our stores, the opening of independent bank branches, and the establishment of stand-alone bank kiosks in other retailer stores.

     Comprehensive Financing Cost

     Comprehensive financing cost relates solely to the retail division of Grupo Elektra, and does not include any income or expense from Banco Azteca. At the end of 2005 the comprehensive dinancing cost registered a loss of Ps. 285.9 millions, compared to a gain of Ps. 200.8 millions registered in 2004, derived from the following:

     The foreign exchange loss registered was for Ps. 166.9 millions compared to Ps. 66.4 millions in 2004, as a result of a higher revaluation of the exchange rate in 2005, over a net active position in dollars. Gains in the net monetary position were Ps. 103.1 millions, from 182.7 millions a year ago, reflecting a lower inflation rate in 2005. Net interest paid in 2005 were Ps. 239.2 millions, compared to net interest paid for Ps. 563.0 millions of the precedent year, which reflect higher interest gained in 2005 for higher cash levels, negotiable instruments and investments.

     Finally, revenues in hedging instruments were Ps. 17.0 millions compared to earnings of Ps. 647.5 millions in 2004, as a result of lower prices of Grupo Elektra’s shares during 2005. The provisions set forth in Bulletin C-10 regarding Mexican GAAP specified that the financial operations carried out by the Company on the basis of the price of its shares, must now be recorded in the statement of results under the entry of comprehensive financing cost as an income.

     As a result of the foregoing, income before Income tax and statutory profit sharing increased 10.4%, to Ps. 3,540 millions in 2005, compared to Ps. 2,456.8 millions in 2004.

     Taxes

     Provision for income tax and statutory profit sharing increased 49.8% in 2005, in order to reach Ps. 935.1 million compared to Ps. 624.1 millions in 2004.

     Share in Affiliates’ Income

     As a result of impairment charges recorded by certain indirect subsidiaries of CASA, the participation in the results of CASA was a gain of Ps. 373.5 millions in 2005, compared to a gain of Ps. 93.4 millions in 2004.

     Net Income

     Net income of majority shareholders increased to Ps. 2,977.1 millions in 2005, from Ps. 1,933.0 millions in 2004, represented a 54.0% year-over-year increase, basically as a result of the solid performance of our operations and the positive result obtained in the comprehensive financing cost mentioned above.

Year ended December 31, 2004, compared to year ended December 31, 2003.

     Consolidated Revenues

     Consolidated revenues in 2004 increased 15.2% to Ps. 25,796.9 millions, from Ps. 22,386.3 millions in 2003. Merchandise sales in 2004 increased 10.6% to Ps. 18,271.3 millions, from Ps. 16,514.5 millions in 2003. During 2004, revenues from Banco Azteca increased to Ps. 7,128.5 million from Ps. 3,184.1 millions in 2003. Revenues derived from our money transfers operations increased 20.1% to Ps. 922.3 millions in 2004, from Ps. 767.9 millions in 2003.

     Merchandise Sales

     Merchandise sales grew 10.6% to Ps. 18,271.3 millions, compared to Ps. 16,514.5 millions in 2003. The growth in merchandise sales was the result of a solid performance across all our store formats, Elektra, Salinas y Rocha y Bodega de Remates, as well as the success of our marketing strategy “Nobody Undersells Elektra” implemented since the fourth quarter of 2002.

     Money Transfer Revenues

     In 2004, total revenues from our two electronic money transfer business increased 20.1% going from Ps. 922.3 millions to Ps. 767.9 millions in 2003.

     Building upon successful advertising and promotional campaigns, we increased the number of transactions in our U.S. to Mexico electronic money transfer business. However, on a yearly basis, increased competition resulted in lower commissions as compared to those prevalent in 2003. Therefore, revenues from Dinero en Minutos grew 13.7% going from Ps. 458.1 millions in 2003 to Ps. 520.8 millions in 2004.

     During 2004 revenues from Money transfers through Dinero Express increased 29.6% to equal a total of Ps. 401.5 millions against Ps. 309.8 millions in 2003, offsetting almost in whole the decrease recorded in Dinero en Minutos.

     Consolidated Gross Profit

     Consolidated gross profit increased 19.3% compared to the precedent year. This positive trend reflects the growing rates achieved in the merchandise sales and in Banco Azteca. Consolidated gross margin of commercial operations slightly declined from 44.2% in 2003 to 43.9% in 2004, due to our aggressive low pricing strategy by which we offer the most competitive prices in the market. However, management believes that decrease in the gross margin of the commercial division was offset by increase in sales volume.

     Administrative and Selling Expenses

     Administrative and selling expenses, which include salaries, rent and other occupancy costs, advertising costs and collection commissions, increased 26.4% of Ps. 6,029.1 millions in 2003 to Ps. 7,621.0 millions in 2004. This was mainly due to the hiring and training of new employees by Banco Azteca, Seguros Azteca and Afore Azteca, store remodeling, the compensation scheme based on contributions of our sales force, collections personnel, cashiers, credit executives and all employees with a direct interaction with clients, and the new distribution centers built in 2004.

     Depreciation and Amortization

     Depreciation and amortization grew 16.0% to be located in a total of Ps. 1,262.1 millions in 2004 against Ps. 1,088.3 millions in 2003. This increase was due mainly to equipment purchased for our stores, our banking branches and our distribution centers.

     Comprehensive Financial Cost

     In 2004, comprehensive financial cost decreased 131.5%, from a loss of Ps. 637.4 millions in 2003 to a gain of Ps. 200.8 millions in 2004, mainly as a result of a gain in financial operations derived from Ps. 647.6 millions of which Ps. 496.0 correspond to the valuation of the instruments to be realized at reasonable value. As of 2004, according to the provisions contained in Bulletin C-10 of the GAAP, the profits or losses not realized in the operations over shares of the company were registered within the comprehensive financial cost, until 2003 such effects were registered as a prime in the issuance of shares.

      Additionally, in April 2004, the US$275 millions Seniot Notes due in 2008 was paid in advance, This decrease in foreign currency liabilities contributed to a 69.8% decrease in exchange loss, from a loss of Ps. 220.2 millions in 2003 to a loss of Ps. 66.4 millions in 2004.

     Taxes

     Income before taxes and employee’s statutory profit sharing increased 10.4%, from Ps. 2,024.4 millions in 2003 to Ps. 2,456.8 millions in 2004.

     The provisions for income tax and mandatory profit sharing increased 13.3%, from Ps. 550.6 millions in 2003 to Ps. 624.1 millions in 2004.

     Share in Affiliates’ Income and discontinued operations

     The participation in the results of CASA derived in profits of Ps. 93.4 millions in 2004, compared to a loss of Ps. 229.0 millions in 2003.

     Net Income

     Net inciome of majority shareholders increased to Ps. 1,933.0 millions in 2004, from Ps. 1,241.8 millions in 2003, representing an increase of 55.7% year-over-year, essentially as a result of the solid performance of our operations and the positive results obtained in the comprehensive financing cost mentioned above.

     The solid performance of our operations, together with the positive results recorded under the entry of the comprehensive financing cost, plus earnings of Ps. 93.4 millions derived from our equity interest in Comunicaciones Avanzadas, lead to a consolidated net profit of Ps. 1,933.0 millions in 2004 from 1,241.8 millions in 2003.

Information on Trends

     After three years of sluggish economy, 2004 and 2005 were years of dynamic economic growth mainly triggered by exports, private consumption and investment. Particularly from the second quarter of 2005, inflation was between 3% and 4%, below the ceiling of variation interval accepted by Banco de México (“BANXICO”) and even, by the end of such year, lower levels than those of the U.S. were registered. Derived from the strength of data for the first months of 2006, there is an expectation of consolidation in consumption for the year-end, supported by the low inflation, low interest rates and the creation of jobs. In light of this trend, we expect that Grupo Elektra benefits from the impulse of the consumption demand, thus continuing to generate positive cash flows and growing rates in its consolidated results. However, the expected trend for consumption will directly depend on unemployment rates and on financial stability that will continue benefiting the credit for the acquisition of durable goods.

     We expect that the development of the Company’s revenues shows a trend similar to that of the Mexican retail sector. In previous years, our revenues registered positive growth rates, although at lower rates. However, during 2003, 2004 and 2005, revenues showed significant growing rates. We consider that this trend will continue for the rest of 2006, mainly boosted by favorable macroeconomic conditions, the availability of credit in our stores and our store expansion plans. On the other hand, costs of sales have shown the same trend experienced by revenues. Henceforth, the Company has plans to continue working with suppliers to obtain more competitive prices on the supply side.

     During 2005, the Company has made a concerted effort to improve inventory turnover. We believe that we have made important gains in this area. However, we must continue focusing on our working capital needs to fully optimize the inventories turnover and the supply of our stores.

     We believe that there are certain uncertainties that could negatively affect our revenues. These factors include a sudden economic recession, higher unemployment rates, a rise in the value-added tax, a rise in interest rates and a more intense competition, among others.

Liquidity and capital resources

     Liquidity

     Our net working capital increased to Ps. 8,431.5 millions as of December 31, 2005, compared to Ps. 7,229.9 millions as of December 31, 2004. The increase observed in our net working capital during 2005 was mainly attributed to the increase of Ps. 4,860.8 millions in negotiable securities and to the increase of Ps. 3,792 millions in Banco Azteca’s net credit portfolio, which were partially offset by an increase of Ps. 8,295.2 millions, year-over-year, mainly in deposits of Banco Azteca.

     Cash and negotiable instruments equaled a total of Ps. 19,876.7 millions as of December 31, 2005, compared to Ps. 13,820.2 millions as of December 31, 2004. For the commercial division, cash and temporary investments increased in 15.2% to Ps. 5,424.6 millions at the end of 2005, compared to Ps. 4,707.7 millions in 2004. Meanwhile, the total liabilities from the commercial division in 2005 were Ps. 3,749 millions, from Ps. 3,740 millions at the end of 2004. As a result, net debt at the commercial division, at the end of 2005, reached a positive of Ps. 1,676 millions, compared to Ps. 968 millions of 2004.

     Our operations are mainly funded with in-house generating cash flows and, in a small proportion, with loans. The cash flow derived from our operations was Ps. 8,398.0 millions in 2005, when comparing with Ps. 7,120.0 millions in 2004. Such growth is mainly due to the growth in net income year-over-year.

     As of December 31, 2005, the total net debt of the commercial division was composed as follows:

Maturity Date	Debt Amount
Year ended December 31, 2004	(in national currency)

2006	1,409
2007	291
2008	325
2009	361
2010	406
2011	453
2012	504

     On October 13 and November 7, 2003, Grupo Elektra authorized two loans to Unefon, one for Ps. 87.8 millions and other for Ps. 143.6 millions, to finance its working capital. The terms of these loans were less than sixty days, which during that time, the loan accrued interests at an annual rate of 20% in dollars terms on the outstanding balance. Unefon paid these loans in November 2003, and the interest earned of Ps. 2.9 millions, was included in our comprehensive financial cost. During 2004, no loans were granted to Unefon.

     On February 9, 2005, Grupo Elektra authorized a loan to Unefon under the working capital concept for Ps. 67.1 millions, with a term of less than sixty days accruing interest at a rate of 22.8% on the outstanding balance. Unefon paid the loan on March 31, 2005. Interests earned for such concept was Ps. 1.5 millions.

     As of June 30, 2005, the Company carried out the following transactions: a payment of Ps. 400 millions for the unsecured Certificados Bursátiles (CEBURES); a payment of Ps. 600 millions for the short-term unsecured Certificados Bursatiles; an issue of short-term Certificados Bursátiles for Ps. 400.00 millions; and an issuance of short-term Certificados Bursátiles for Ps. 600.00 millions.

     On November 23, 2005 Grupo Elektra issue an unsecured loan with Inbursa for Ps. 220 millions to a one-year term with an 11.12% interest rate per year. As of December 31, 2005, Grupo Elektra had an outstanding debt for this concept of Ps.140 millions. The Ps. 2.1 millions in interest generated during the year from this loan was recorded in the results.

     As of June 30, 2006, the Company carried out the following transactions: a payment of Ps. 400 millions for the unsecured short-term Certificados Bursátiles and a payment of Ps. 600 million for the unsecured short-term Certificados Bursátiles issued on March 2 and May 18, 2005, respectively.

Capital Expenditures

     Capital expenditures and improvements for the years ended in 2003, 2004 and 2005 rose to Ps. 1,150.5 millions, Ps. 2,153.1 millions and Ps. 1,268.5 millions respectively. All expenses for capital expenditures and improvements were financed by bank loans and from the results of our operations. Our main investment for capital expenditures and Improvements during 2003, 2004 and 2005, consisted basically of investments made in stores, computers, machinery, equipment and automobiles.

     Our estimated capital expenditure for 2006 is Ps. 1,200 millions approximately. This investment project includes the cost for opening new stores, the improvement of existing stores, new projects, and investment in technology, systems and communications. .

Securitization of Accounts Receivable

     We achieved the goals of the working capital requirements through the financing of accounts receivable. Our securitization program constituted a reliable source of funds since 1997. Elektrafin carried out a total of ten issues used to finance approximately Ps. 5,282.2. The last eight issues were done under a revolving program. Since the start-up of credit operations of Banco Azteca, Elektrafin (subsidiary of Grupo Elektra and beneficiary of the Trust through which the securitization program was made) ceased to generate new accounts receivable in Mexico that qualified into the securitization programs and their respective revolving schemes. Further, during the first quarter of 2003, we paid in advance all the amounts outstanding under this securitization program. Elektrafin merged with Elektra del Milenio, and now Banco Azteca carries out the collection of the credit portfolio.

     In connection with the credit operations in Peru, Honduras and Guatemala, Elektra del Milenio continues generating new account receivable and collection of the loan portfolio. Therefore, the companies doing business in Latin America continue with the securitization of its accounts receivable in order to obtain immediate liquidity that allows us to make the investments in remodeling and expansion of stores, and to improve the management of working capital, among others.

     We believe that in the future we will continue issuing securitization programs.

Taxes

     Income Tax

     The Mexican income tax rate for 2005 was 30%. Due to the amendments published on December 1, 2004, effective as of 2005, the rate shall be reduced to 30% for 2005, 29% for 2006 and 28% for 2007, and subsequent. According to the amendment to the Income Tax Law in Mexico that became effective on January 1, 2002, the corporate interest rate of the income tax has been gradually reduced by 1% per year starting in 2003, until reaching 30% in 2005. Consequently, this gradual decrease in the income tax reduces liabilities related to income tax.

     Income tax expense expressed as percentage of income before taxes and the workers’ profit sharing was 27.2% in 2003, 25.4% in 2004, and 26.4% in 2005.

     Income tax is calculated by considering as taxable certain effects as inflation, such as depreciation calculated over constant prices values and the inflation effect on certain monetary liabilities and assets, and it accumulates or deducts through the inflation annual adjustment for the fiscal year ended on December 31, 2005

     On December 1, 2004, amendments to the Income Tax and Tax on Corporate Assets Laws were published, starting to be effective as of 2005, being mainly the following: a) Income tax rate is reduced to 30% for 2005, 29% for 2006 and 28% for 2007, et seq; b) for purposes of Income tax, the sales cost shall be deducted in lieu of the acquisitions of inventories; c) In 2005 it could be chosen to accumulate in a period of 4 to 12 years the inventories as of December 31, 2004, determined on the tax rates, when choosing to accumulate inventories, the balance of the same must be decreased with the non-deducted balance of inventories of Rule 106 and the tax losses to be redeemed; and sales cost may be deducted from the inventories as they are sold; d) As of 2006 the totality of the workers’ profit sharing paid shall be deducted; and e) The bank and foreign liabilities are included for the determination of the taxable base of the Corporate Assets Tax.

     According to Bulletin D-4 “Accounting Treatment of the Income Tax, Corporate Assets Tax and Workers’ Profit Sharing”, for the years ending on December 31, 2003, 2004 and 2005, a charge (credit) was recorded for differed interests of Ps. 196.3 millions, Ps. 229.4 millions and (Ps. 266.3) millions, respectively.

     Asset Tax

     Since 1995, the asset tax is payable at the rate of 1.8% on the net amount of certain assets and liabilities, but only when the amount of the asset tax thus calculated exceeds the income tax due. Asset tax paid may be recovered in the following ten years to the extent income tax exceeds asset tax in those years. We were not required to pay such asset tax for 2003, 2004 and 2005.

New Accounting Pronouncements

     In March 2003, Bulletin C-15, “Impairment in the Value of Long-Lived Assets and their Disposal” was published, becoming effective as of January 1, 2004. This Bulletin establishes rules for the calculation, presentation and disclosure of losses from impairment of tangible and intangible long-term assets. The effects of recognizing the provision of this Bulletin are shown in Notes 2-h, 2-I and 2-m of audited the financial results.

In May 2004, Bulletin B-7 of GAAP, “Acquisitions of Business” was published, provided its application is mandatory for financial statements for periods beginning on January 1, 2005; however its early application was recommended. Bulletin B-7 provides updated rules for the accounting treatment of business acquisitions and investments in associated entities and establishes, among other things: the adoption of the purchase method as the only valuation rule for these operations; eliminates the amortization of goodwill, which must be subject to impairment rules; provides rules for the accounting treatment of transfers of assets or exchange shares between entities under common control, as well as acquisitions of minority interests based on the provisions of Bulletin B-8, “Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares”.

The financial statements as of December 31, 2005 and 2004 observe the provisions contained in the Bulletin related to the impairment of the goodwill value, with effects described in Notes 2-h, 2-i and 2-m of the audited financial results.

     In April 2004, Bulletin C-10 of GAAP “Derivative Financial Instruments and Hedging Operations” was issued which application is mandatory for financial statements beginning in January 2005, although its early application was recommended. It establishes criteria for operations with derivative instruments in order to be considered as such, and also improves and adds definitions of terms. It incorporates provisions about the elements that participate in hedging operations, including the formal documentation before beginning the coverage and measurement of the effectiveness of the hedging. Among other things, it classifies hedging in three kinds: a) fair value, b) cash flow, and c) foreign currency, and provides specific rules for each type of hedging, its valuation, recognition, presentation and disclosure.

     In general terms Bulletin C-10 provides that for fair value coverage, both the derivative and the open risk position must be recognized in the results of the period in which it occurs, while for cash flow coverage, the effective part of the fluctuations of fair value must be recorded in the comprehensive income account within shareholders’ equity, and the ineffective part must be recognized in the results for the period. The financial statements for the periods ending December 31, 2005 y 2004 provide early recognition of the provisions of this Bulletin, with the effects mentioned in Note 10 of the audited financial results.

     The effects related to the application of this Bulletin in the audited financial results as of December 31, 2005 y 2004, represented a (decrease) and increase in the comprehensive profit of the year ended on such date of (Ps. 41.9) millions and Ps. 76.3 millions, respectively.

     In April 2004, amendments were issued to the Bulletin C-2 of GAAP “Financial Instruments and Derivative Operations” of mandatory application for financial statements beginning on January 1, 2005, although its early application was recommended. Bulletin C-2, established mainly that the fluctuation in the fair value of financial instruments classified as available for sale must be recognized in the comprehensive income and reclassified to the result for the period at the time of sale of these instruments, making possible the transfers between some of the categories into which the financial instruments are classified, provided that they comply with the conditions and rules for accounting recognition. It also expands the application of impairment of instruments available for sale and provides more accurate rules for its recognition. The financial statements as of December 31, 2005, recognize the effects related to the provisions set forth in the aforementioned bulletin.

     In January 2004, the new Bulletin D-3 of GAAP “Labor Obligations”, which eliminates the concept of unforeseen payments that affect the results of the year in which the decision to pay them was made, to include in its place “compensation at the end of the labor relationship” defined as the compensation granted to workers when the labor relationship is ended before reaching the retirement age. Therefore, it must follow rules for valuation and disclosure required for pensions and seniority premiums. The financial statements as of December 31, 2005 recognize the effects regarding the provisions stated in the aforementioned bulletin.

     The Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. (The Mexican Council for the Investigation and Development of Financial Information Standards “CINIF”), is an independent entity organized in 2002, which main purposes are to develop the Financial Information Standards in Mexico, the research process, inspection, issuance and release of the same, as well as to attain their convergence with the International Financial Information Standards.

     On June 1, 2004, the CINIF replaced the Accounting Principles Commission of the Mexican Institute of Public Accountants.

     Beginning in 2006, financial statements must be prepared in accordance with the Financial Information Standards. On the date of presentation of this report the determination of the relevant effects is under process.

     (iii) Internal Control

     We have a series of internal control systems in all critical areas of our Company’s business, among which we mention the following:

  Operations at the stores (cash sales, disbursements at the stores, etc).
  Treasury (income and expenditures control, bank reconciliations, store funding, etc.).

  Money wire transfers (receipt and cash payment control).
  Credit investigation, granting and collection.
  Inventories management (reception, transfers and warehouse issues).
  Fixed assets control (additions, falls, fixed assets inventories, etc.).
  Payroll (monitoring of the payroll, processing and payment of wages and compensations, etc.).

     The aforementioned internal controls greatly rely on systems such as the SAP R/3 (book keeping, treasury, fixed assets, payrolls), ADN (store operations control), and JDA (inventories management and control).

     The internal control procedures are designed by the Direction for Methods and Procedures, which is in charge of evaluating, preparing, wording and releasing the policies that best abide to our values, vision and mission. The Direction for Methods and Procedures is in charge of preparing the internal control policies both for the operational areas and the administrative and corporate areas. All policies released may be accessed by the employees at our Company’s Intranet.

     Further, the Direction for Corporate Comptrollership reviews and releases the accounting policies that are appropriate and enable us having reasonable assurance that the transactions are carried out and registered under internal standards and Generally Accepted Accounting Principles (“GAAP”) in Mexico.

     At last, we have a Direction for Internal Audit that oversees the compliance of the internal control policies, the best usage of the company’s own resources, and that all reports on our operations truthfully reflect the operations of the Company.

Controls for the Disclosure of Information

     The disclosure controls are designed with the purpose of assuring that the information is gathered and communicated to our Directors including the Chief Executive Officer’s and the Chief Financial Officer’s office. This information shall be appropriately delivered in order to allow the timely decision taking regarding the disclosure of information required. The internal procedures and controls for the financial reports (internal controls) are procedures designed with the purpose of providing reasonable certainty as to:

a)	Our transactions being duly authorized;
b)	Our assets being safeguarded against any misuse or unauthorized use; and
c)	Our transactions being duly documented and reported.

Limitations to the Validity of Controls

     Our management, including our Chief Executive Officer and Chief Financial Officer, do not expect or assure that our internal Disclosure Controls and Internal Controls prevent us from any errors or frauds. Any controlling system, regardless of how well conceived and operated may be, may only provide a reasonable, not absolute guarantee, that the purposes of the controlling system are complied with. Furthermore, the design of a controlling system must reflect the fact of the limitations in resources, and that the benefits of the controls should be considered in connection with their costs. Due to the inherent limitations of any controlling system, no control evaluation may provide an absolute guarantee that all matters subject to control and fraud cases, if any, in our company have been detected. These inherent limitations include the reality that the judgments in the decision taking may be incomplete, and failures may occur due to simple errors or mistakes. Moreover, the controls may be surrounded by individual actions of certain persons, through the collusion of two or more persons or due to the failure to follow the control. The design of any controlling system is also based partly on certain actions about the likelihood of future occurrences, and may not assure that any control is going to be successful in achieving its goals under any probable future condition. With the elapsing of time, a control may become inappropriate due to changes in the conditions, or in the event the degree of compliance with the policies or procedures related to the control is worn out. Due to the inherent limitations in a controlling system of effective cost, misrepresentations may be made due to errors or frauds which fail to be detected.

Annual Evaluation of Our Controls to Information Disclosure and Internal Controls

     As of December 31 2005, an evaluation was made under the supervision and participation of our management, including our Chief Executive Officer and Chief Financial Officer, on the effectiveness of the design and operation of our Information Disclosure Controls. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded, subject to the limitations pointed out before, that:

a)	The design and operation of our Information Disclosure Controls were effective to guarantee that the material information regarding our Company which needs to be disclosed in reports presented under the Securities Law; and
b)	Our Internal Controls are effective to provide the reasonable guarantee that our financial statements are clearly presented under the Mexican GAAP.

     In 2005, no significant changes were made to our Internal Controls or in other factors that may affect in any material manner these controls after their evaluation date.

Code of Ethics

     In 2003 our Board of Directors adopted a Code of Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. We have filed our Code of Ethics as an exhibit to the previous Annual Report. In addition, a copy of our Code of Ethics is available at our website, www.grupoelektra.com.mx.

d) Critical Accounting Estimates

     Allowance for doubtful debts

      Banco Azteca follows the method that must be applied by credit institutions to determine the amount of preventive allowances for credit risks, which is sustained on the “Loans Portfolio Rating Rules of Financial Institutions” issued by SHCP, and the method set forth by the Commission for each type of credit currently contained within the Provisions.

     The amount of the preventive allowance for credit risk coverage recognized by Banco Azteca in books at the closing of the fiscal years of 2005 and 2004, exceeds the allowance amount required under the regulating provisions applicable to the Company in Ps. 38 thousand and Ps. 110 thousand, respectively.

     For purposes of the allowance for loans granted in the Latin American countries where the company does business, it has constituted such allowances on grounds of the expected losses, according to the performance that the same have had in the past. The calculation of these allowances consists in the increase of the same in 5% per each credit sale.

     Changes in the allowance could have a direct impact on the recording of the allowance for doubtful accounts receivable.

     The Company’s loss for allowances of doubtful accounts is also due to the following factors:

a)	Economic conditions, including duration of the economical cycle.
b)	Past experience, including recent loss experience.
Credit quality trends Collateral values.
c)	Volume, composition, and growth of the loan portfolio.
d)	Specific loans and industry conditions;
e)	Results of bank regulatory internal credit exams.
f)	Delay in the receipt of information to evaluate loans or confirm the deterioration of the existing ones;
g)	Geopolitical issues and their impact on economy.

     To the extent the actual results differ from forecasts or management’s judgment, the allowance for credit losses may be greater or lesser than future write offs.

Deferred Income Tax and employee’s statutory profit sharing

     Our income tax expense and employee’s statutory profit sharing is comprised of current expenses and deferred expenses. Deferred income tax represents future receivables or payables resulting from the temporary differences generated from the differences in the accounting and tax treatment of balance sheet items, such as our allowance for doubtful accounts, inventories, property, furniture, equipment and investment in stores, installments sales and from operating loss carry forwards and credits. Deferred employee’s statutory profit sharing is calculated in a similar manner. These temporary differences and tax loss carry forwards and credits are accounted for as deferred tax assets and or liabilities on our balance sheet. The corresponding change in the balances of the recognized deferred tax assets and liabilities is recorded in earnings. Deferred tax assets and deferred employees statutory profit sharing assets are subject to valuation allowances if there is a high probability that the assets will not be realized. To the extent that we establish a valuation allowance, or increase this allowance, during a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required to determine our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

Property, furniture, equipment and investment in stores

     Property, furniture, equipment and investment in stores are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in the circumstances such as technological advances, changes to our business model or changes in our capital strategies can result in the actual useful lives of such items differing from our original estimates. In those cases where we determine that the useful life of any property, furniture, equipment and investment in stores should be shortened, we depreciate the net book value in excess of the salvage value, over its revised remaining useful life thereby increasing depreciation expense.

     We assess the carrying value of properties, plant, equipment and investments in the stores, at the time when events or changes in the circumstances suggest that the carrying value may not be recoverable. Impairment is recognized when the discounted future cash flows estimated to be generated by the assets are not sufficient to support the carrying amounts of those assets. The estimates discounted cash flows take into consideration expectations of future macroeconomic conditions as well as our internal strategic plans. Therefore, inherent in the estimated future cash flows is a certain level of risk which we have considered in our valuation; nevertheless, actual future results may differ.

Goodwill

     As of December 31st 2004, the excess of costs of the shares of associates and subsidiaries over the book value (goodwill) is amortized over 20 years. In accordance with the accounting provisions of Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, of the Mexican Generally Accepted Accounting Principles, goodwill is subject to tests of impairment in those cases where the value of use is less than the accounting value. The difference is the impairment of goodwill.

     As of December 31st 2005 and 2004, the balance of goodwill presented in the balance sheets only corresponds to CASA.

Derivative Financial Instruments

     As mentioned in Note 11 to our consolidated financial statements, in accordance with our policies regarding risk management, we use derivative financial instruments such as equity swaps, interest rate swaps and options, and foreign Exchange rate options and forward contracts, in order to reduce risks derived from (i) changes in interest rates, (ii) changes in foreign Exchange rates, and (iii) changes in the value of our shares. The mentioned instruments have been negotiated with counterparties which are normally major financial institutions and which also participate in our credit facilities.

     Until December 31st 2003, profits and losses from derivative financial operation contracts were recorded within the Premium for placement of shares because it dealt with operations with the Company’s own shares. Until December 31, 2003, accrued interest expense on the transactions, as well as dividends pertaining to these shares, were recorded in income of the year they were made.

     Beginning 2004, the company chose early adoption of Bulletin C-10, “Derivative Financial Instruments and Hedging Operations” of the Mexican Generally Accepted Accounting Principles. As of December 31st 2005 and 2004 the net effects for operations in derivative financial instruments based in the prices of the shares of the company went up to Ps. 17 millions and Ps. 647 millions, respectively that were recognized in the comprehensive financial cost. Further, the net effects after recognition of the corresponding deferred income tax of operations carried out through interest rate hedging financial instruments, caused an adjustment on the comprehensive profits as of December 31st 2004 and 2005 of Ps. (41) millions and Ps. 76 millions, respectively.

     Derived from the various derivative financial operations that Grupo Elektra has entered into, there is collateral constituted for the payment of the considerations undertaken in the agreements, which equal Ps. 2,598 millions and Ps. 1,325 millions as of December 31st 2004 and 2005, respectively.

     Realized and unrealized gains and losses on interest rate swaps and options, on foreign exchange options and forward contracts are recognized in our income statement of the period and are included in comprehensive financing cost and comprehensive income. At the end of the period, these instruments are valued with the same valuation criteria applied to the assets and liabilities being covered. Premiums paid or received on hedge derivative instruments are deferred and amortized over the life of the underlying hedged instrument or immediately when they are settled. We recognize the related asset or liability when a premium has accrued but has not been paid.

4. MANAGEMENT

a) Independent Auditors

     After more than 20 years of continuous service by PricewaterhouseCoopers’ Mexico City office, the Company’s Audit Committee considered it appropriate, in light of recent developments in international corporate governance that encourage periodic rotation of independent auditing firms of public companies, to review the need for a change in the Company’s independent auditors. After a thorough survey and analysis of the Company’s alternatives, on October 20, 2004, the Audit Committee unanimously proposed to the Board of Directors that Castillo Miranda y Compañía, S.C., a member of Horwath International, be appointed to replace PricewaterhouseCoopers as independent auditors of Grupo Elektra and its subsidiaries beginning with fiscal year 2004. The Board of Directors approved the replacement on October 20, 2004 and on October 18, 2005 ratified Castillo Miranda as our independent auditors of Grupo Elektra and its subsidiaries beginning with fiscal year 2005.

     The Company notes that Castillo Miranda is based in Mexico and has a presence in all the countries in Latin America where Grupo Elektra operates. In addition, Castillo Miranda is registered with the U.S. Public Company Accounting Oversight Board.

Audit Committee Pre-Approval Policies and Procedures

     We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by our external auditors must be pre-approved by our Audit Committee. Any service proposals submitted by external auditors need to be discussed and approved by the Audit Committee during its meetings, which take place at least four times a year. Once the proposed service is approved, we or our subsidiaries formalize the engagement of services. The approval of any audit and non-audit services to be provided by our external auditors is specified in the minutes of our Audit Committee meetings. In addition, the members of our Board of Directors are briefed on matters discussed by the different committees of our board.

Audit and Non-Audit Fees

     Until 2003, the Consolidated Financial Statements had been audited by PricewaterhouseCoopers and since 2004; Castillo Miranda y Compañía, S.C. (“CM”) an independent registered public accounting firm has been our independent auditor.

     The audit fees charged by CM in connection with the audit to our annual financial statements and the tax and regulatory audits are listed below:

Amount of fees charged in 2005	Ps. $9,732,532
Total fees charged	Ps. $9,732,532

b) Related Party Transactions and Interest Conflicts

Interest of Management in Certain Transactions

     Historically, we have engaged, and we expect to continue to engage, in a variety of transactions with our affiliates, including entities owned or controlled by our Controlling Shareholders. Since 1995, we have had a committee on related party transactions to provide an independent review of transactions with affiliates to determine whether these transactions are related to our business and are consummated on terms that are at least as favorable to us as terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm’s-length dealings with an unrelated third person. In October 1999, our shareholders approved amendments to our bylaws which enacted significant changes in our corporate governance policies. These changes were designed to increase our transparency and accountability to our shareholders and to encourage good communications with our minority shareholders. Among these changes, the shareholders approved amendments to our bylaws which formalize the existence of the Related Parties Transactions Committee. This Committee

reviews any material transaction among the Company and any related party or its major shareholders and is comprised of three members, two of whom must be independent directors. Since April 28, 2004, the Related Parties Transaction Committee is comprissed by three independent members.

     In addition, the terms of our 12% US$275,000,000 Senior Notes restricted our ability to engage in transactions with affiliates. As of April 21, 2004, upon redemption of the Notes, we are no longer subject to these limitations.

     On April 28, 2004, the Board of Directors approved a Related Party Transaction Policy. This Policy establishes restrictions and approvals that must be obtained before engaging in a transaction with any affiliate. The Policy provides for internal and external controls and sanctions in the event the policy is breached.

Loans to Affiliates

     From time to time, we have made loans to our affiliates.

     In 2003, Grupo Elektra granted two loans to Unefon with working capital purposes in the amount of Ps. 87.8 millions and Ps. 143.6 millions on October 13 and November 7, respectively. The term of these loans was under sixty days, during which the loans accrued interest at a 20% annualized rate in dollar terms on the outstanding balance. Unefon settled these loans in November 2003, and interest earned amounted Ps. 2.9 millions, which was included in our comprehensive financing cost.

     Grupo Elektra authorized the granting of a loan to Unefon under the working capital concept in the amount of Ps. 67.1 millions executed on February 9, 2005, with a term under sixty days and accruing interest at a rate of 22.8% on the outstanding balance. Unefon settled the loan on March 31st 2005 and interest earned amounted Ps. 1.5 millions, which was recorded in the comprehensive financing cost.

Loans from Banco Azteca to Affiliates

     Banco Azteca in its ordinary course of business has granted credit to its Related Parties, but due to Mexican Bank Secrecy Provisions (See Item II, “Information of the Company - (v) Regulation - Regulations Affecting Banco Azteca - Related Party Transactions”), Banco Azteca is not permitted to disclose the identity of its loan recipients. We have no knowledge that the parties that have received such loans have waived the application of these privacy laws.

TV Azteca Advertising Agreements

     On March 25, 1996 Televisión Azteca entered into a Televisión Advertising Time Agreement (the “Unsold Airtime Agreement”) with Elektra. Under the Unsold Airtime Agreement, TV Azteca agreed to air not less than 300 commercial spots per week for a period of 10 years, each spot with an average duration of 20 seconds, totaling 5,200 minutes each year, in otherwise unsold time. In exchange for such television advertising time, Elektra agreed to pay the Unsold Airtime Agreement. However we may terminate the Unsold Time Agreement at any time upon at least 90 days notice. For the years that ended on December 31st 2003, 2004 and 2005, we recorded advertising expenses of Ps. 16.2 millions, Ps. 17.5 millions and Ps. 16.4 millions, respectively, according to this agreement. This agreement was not renewed upon expiration.

     Since 2000, we have entered into additional advertising agreements, pursuant to which TV Azteca will broadcast commercials for us at rates based on the rating points assigned per program on TV Azteca’s channel 7 and Channel 13. Elektra paid TV Azteca according to these agreements in 2003, 2004 and 2005 approximately Ps. 90.6 millions, Ps. 120.4 millions and Ps. 75.1 millions, respectively.

     On January 1st 2004, Elektra, Banco Azteca, TV Azteca and Iusacell subscribed an indefinite term agreement, by means of which the parties would provide various services to each other, such as administrative, technical and financial analysis services, as well as accounting, legal and financing assistance and those [services] pertaining to production and sales, procedural, public relations, as well as commercial, industrial and financial studies, and the management and preparing of specific plans for the development of commercial, industrial or technical business and those relevant to providing support to each of the parties, as others related to the corporate purpose of each one of them, in exchange of a consideration that shall always be a market value consideration. None of the Parties may assign to third parties any of their rights under such agreement. During 2005 and 2004, Elektra and Banco Azteca paid under such agreement the amount of Ps. 126.16 millions and Ps. 178.22 millions.

     On December 2, 2004, we entered into a Television Advertising Agreement with TV Azteca (the Advertising Agreement of 2005). Under this agreement TV Azteca broadcast advertising spots for us at rates based on the rating points assigned by program in TV Azteca’s channel 7 and channel 13. Our rights under the Advertising Agreement of 2005 could not be assigned to third parties. The agreement was effective from January 1st 2005 to December 31st 2005. The consideration paid to TV Azteca for this service was of Ps. 115.0 millions.

     On May 26, 2005 we entered into a Television Advertising Agreement with TV Azteca (the Advertising Agreement 2006). Under this agreement TV Azteca shall broadcast advertising spots for us at rates based on the rating points assigned by program in TV Azteca’s channel 7 and channel 13. Our rights under the Advertising Agreement of 2006 may not be assigned to third parties. For this service TV Azteca would receive Ps. 120.0 millions, however as we paid in advance on June 3rd 2005, we received a discount of Ps. 15.9 millions.

Agreements with Grupo Cotsa

     On June 16 and 17, 2004, Grupo Elektra purchased from Grupo COTSA and Azteca Digital (a subsidiary of TV Azteca), the remaining capital stock of Compañía Operadora de Teatros, S.A. de C.V. (“COTSA”) in Exchange of approximately 1.3% of the capital stock of Grupo COTSA and a cash payment of Ps. 28.8 millions (nominal). Therefore, COTSA is a wholly owned subsidiary of Grupo Elektra.

Agreements with Unefon

     In November 2000, we entered into a ten-year service agreement with Unefon, S.A. de C.V., an affiliated provider of wireless telecommunications and other telephony products and services in Mexico.

     Pursuant to our agreement with Unefon, we market and distribute handsets or mobile phones, which we generally purchase from Unefon and then resell in our stores. Unefon currently offers handsets manufactured by Nokia, Motorola, LG, Kyocera, Samsung, Withus and Audiovox. We can purchase models of handsets from third parties that will be activated in Unefon’s system and sell them in our stores, but in order to do so, we must first obtain Unefon’s approval.

     We received various considerations in accordance with this agreement derived from the multiple services that we provide to Unefon under this agreement.

     Unefon was able to defer both airtime and interconnection related amounts due during 2000, 2001 and 2002 until the end of 2004 and all amounts due during 2003 and 2004 until the end of 2005. On each due date, Unefon was obliged to pay the principal amount due plus interest calculated at a rate equal to the average annual cost of our indebtedness in pesos or U.S. Dollars, depending on the currency of the amount due. On December 31st 2004 Elektra and Unefon determined the terms and conditions of the payments that Unefon was obliged to make to Elektra upon the termination of the extension period, as a consequence, on December 31st 2004 and 2005, Unefon paid Elektra Ps. 80.4 millions and Ps. 77.5 millions, respectively.

     On November 1st 2000, Elektra Comercial, The One and Salinas y Rocha (acting as a group) entered into a 10-year agreement with Unefon for the leasing of the space needed to install Unefon’s telecommunications equipment. As consideration for this lease Unefon paid the Group for the years 2003, 2004 and 2005, Ps. 336.9 thousands, Ps. 357.7 thousands and Ps. 329.4 thousands respectively.

     On November 1, 2000 we entered into a 5-year agreement with Unefon for the promotion of handsets and airtime through a consumer credit service called “Crédito Plus”. This agreement and its addendum provide the payment of a commission per each peso paid in weekly or bi-weekly payments or for the total amount of airtime sold in our stores for the use of Unefon’s network through prepaid cards. For the years ended as of December 31st 2005 and 2004 no operations were carried out under this concept. This agreement was not renewed upon expiration.

     On February 1st 2002, we entered into a two-year agreement with Unefon, pursuant to which Unefon provides us with local and long distance telephony services. These services are provided to Elektra’s corporate offices and the Rio Frio Warehouse. We were not entitled to assign any of our rights under this agreement to third parties. For the years ended December 31st 2002 and 2003 and until the second quarter of 2004, we recorded the expenses for telephony services of Ps. 8.6 millions, Ps. 11.6 millions and Ps. 7.6 millions, respectively. This agreement was renewed for a four-month term and then renewed until December 2005. For the fiscal year ended on December 31st 2005 this expense equaled the amount of Ps. 1.5 millions.

     On December 29 2004, Elektra and Unefon signed an indefinite term agreement, for the negotiation and acquisition of Unefon’s handsets. The consideration we received for these services ranges from 1% and 3% of the total value of the handsets. If Unefon falls in arrears on its payments, delinquency interest is 20% annualized in U.S. Dollars. This agreement allows both companies to obtain a better price in the purchase of the handsets.

     In the years ended December 31st 2003, 2004 and 2005, the sales of equipment and other electronic appliances made by the Company to Unefon equaled Ps. 385.8 millions Ps. 324.0 millions and Ps. 342.3 millions, respectively.

     Furthermore, for other services during 2005, Elektra paid Unefon Ps. 1.0 million as consideration for the fiber optic lease, while Elektra and its subsidiaries received form Unefon Ps. 5.4 millions for commissions derived of promotion and sale of the telephone plan called Plan Inteligente [Intelligent Plan].

Agreements with Grupo Movil@ccess (f/k/a Biper)

     The commercial relationship of Elektra with Grupo Movil@ccess (f/k/a Biper) and its subsidiaries is governed by the following agreements:

     On March 31st 1996, Elektra and Biper entered into an Agency Agreement pursuant to which Elektra acted as Biper’s agent to promote Biper’s paging and message delivery services, sign-up Biper’s subscribers, and carry out collection services. In exchange, Elektra was entitled to a commission on every payment received by Elektra from Biper’s customers, plus and additional commission whenever Elektra carried out collection services. The Agency Agreement was entered into for indefinite term and could be terminated by either party upon at least 30 days notice. Such agreement was terminated in advance on May 31st 2006.

     On March 15 1997, Elektra and Biper entered into an Exclusive Distribution Agreement, by means of which Elektra distributes on an exclusive basis Biper’s new products and services.

The Exclusive Distribution Agreement was entered for a ten-year term and was terminated on May 31st 2006.

     We recorded revenues derived from these agreements in Ps. 0.7 million, Ps. 0.07 million and Ps. 0.01 million, for the year ended on December 31st 2002, 2003 and 2004, respectively. As of December 31st 2005 no operations were recorded under these concepts.

     We also sell certain goods to Biper and Radiocel including electronic devices, computers and telecommunication equipment. Revenues from sales to Biper and Radiocel for the years ended December 31st 2002, 2003 and 2004 amounted Ps. 2.7 million, Ps. 1.4 million and Ps. 0.67 million, respectively. As of December 31st 2005 no operations were recorded under this concept.

     There are other services that Biper and its subsidiaries provide us, such as the telephone assistance to our clients in order to receive their complaints, clarifications, process service orders for certain products we sell in our stores, etc. Consideration paid by us for the aforementioned services at the closing of 2005 was Ps. 17.4 million. Finally, it is important to outline that message reception and remittance service that used to be provided by Biper to Elektra’s personnel, was not provided during 2005.

Agreements with Iusacell

     On August 1st 2003, Elektra and Iusacell signed an indefinite term current account agreement, for the purpose of streamlining, controlling and recording the transfer of funds between the two companies pursuant to the various commercial agreements described above. This current account agreement provided for the opening of reciprocal Ps. 80 million current accounts. To secure its obligations under this agreement, Iusacell executed and delivered a promissory note in the amount of US$7.0 million payable to Elektra on October 30, 2003. To this date, the Company has not received such payment. See “xi) Judicial, Administrative or Arbitration Proceedings”.

     On August 2 2003, Elektra del Milenio (“EDM”) and Isuacell signed a 10-year term sales commission agreement, whereby Iusacell appointed Elektra as commission agent to promote and commercialize Iusacell services and to sell its products at its stores chain throughout Mexico. Iusacell pays Elektra a commission on the sale of Iusacell’s products. For the years ended on December 31st 2003, 2004, and 2005 we recorded payments for Ps. 46.8 million, Ps. 141.4 million and Ps. 248.5 million, respectively.

     On August 5 2003, Elektra, Salinas y Rocha “SyR” and Iusacell, signed an agreement whereby Elektra and SyR provide Iusacell space at their stores to set up sales points and for the promotion of Iusacell’s telephone services, as well as promotional advertising. For the aforementioned services, Elektra and SyR received US. $2.5 million (nominal) for the first anniversary of the agreement that is, from August 5, 2003 to August 4, 2004. Said agreement was renewed until December 31st 2005 in an amount of US$ 4.2 million dollars (nominal).

     On August 5 2003, Elektra del Milenio (“EDM”), SyR and Iusacell signed an agreement whereby EDM and SyR provide support for the promotion, through advertising campaigns, of services offered by Iusacell at their stores. For these services EDM and SyR received US. $5 million (nominal) for the first anniversary of the agreement, that is from August 5, 2003 to December 31st 2004. Such agreement was renewed until December 31st 2005, in the amount of US$ 2.5 million.

     During 2005 Elektra drew a note to Iusacell in the amount of Ps. 20 million corresponding to allowances of the agreements referred to in the last two paragraphs.

     On October 1st 2003, Elektra and Iusacell signed an indefinite term master agreement whereby Iusacell grants Elektra the right to operate and manage its “Immediate Solution

Centers” consisting of a chain of 103 stores at which Iusacell used to sell cellular phone services throughout Mexico. At these stores, Elektra offers to the public, besides Iusacell’s products and services, a number of its own and third-party’s products. For the years 2004 and 2005 revenues and expenses of the Company derived from this agreement amount Ps. 162.4 million and Ps. 73.1 million for 2004; and, Ps. 331.8 million and, Ps. 90.2 million for 2005, respectively.

     In 2004 and 2005, sales equipment and other electronic appliances by the Company to Iusacell amounted Ps. 278.3 million and Ps. 343.4 million, respectively.

     On July 1st 2004, Elektra and Iusacell signed an indefinite term agreement pursuant to which Iusacell provides us with local and long distance telephony services. These services are provided at Elektra’s corporate offices and the Rio Frio warehouse. We cannot assign our rights under this agreement to third parties. During 2005, we recorded expenses for telephony services in Ps. 7.6 million under this agreement.

     On October 1st 2004 COTSA and Iusacell signed an indefinite term agreement whereby COTSA has subscribed several bidding and performance bonds as joint-and-several obligors of Iusacell and its subsidiaries. For these services COTSA will receive 3% of the total amount of the bonds subscribed.

     On January 3 2005, Elektra and Iusacell signed an indefinite term agreement for the negotiation and acquisition of Iusacell’s handsets. If Iusacell falls in delay of payments, delinquency interest shall be of 20% annualized in U.S. Dollars. This agreement allows both companies obtaining a better price in the acquisition of handsets. Until December 31st 2005, we obtained a consideration for this service equal to Ps. 4.9 millions.

     Also, on February 1st 2005, Elektra entered an agreement with Iusacell for the provision of voice, data, connectivity and monitoring services and for management of last- mile- equipment services mainly. The term of such agreement is 3 years. In 2005 we paid a total amount Ps. 6.9 million.

     Finally, in 2005 the Company recorded revenues from commissions for portfolio management services in Ps. 10.0 million and interest gain in Ps. 4.0 million.

Agreements with Todito.com (“Todito”)

     On May 9, 2000, we entered into an agreement with Todito for a term of five years, pursuant to which Elektra, Salinas y Rocha and The One rented space in their stores to Todito, through which Todito may install Internet kiosks and may offer its services through its www.todito.com Internet portal. As part of this agreement, we were granted options to acquire 3% of Todito’s capital stock, but we decided not to exercise these options. In addition, our stores may provide Todito with space on all their web pages (www.elektra.com.mx, www.salinasyrocha.com.mx) to place a fixed icon with the Todito logo, and, in return, Todito provides the stores with space on its website to place a fixed icon, which works as a link to the stores’ web pages. The stores also grant the right to Todito to sell, on an exclusive basis, its banner and button inventory appearing on their web pages.

     Customers may make payments for sales completed through the Todito Internet portal at our stores, which will be paid a commission upon receipt of payments. The stores are required to deposit the amounts collected in a Todito account within three days following the collection.

     This agreement was not renewed but the services continue to be rendered through a joint venture between Todito and us. This joint venture has duration of 99 years and each party will receive at the end of every fiscal year 50% of the gains obtained after deducting taxes and expenses. None of the parties are able to transfer its rights under this agreement to third parties.

     For the years ended December 31, 2003, 2004 and 2005, we generated revenues of Ps. 2.6 million, Ps. 4.5 million and Ps. 2.4 million, respectively, from this agreement.

Agreements with Banco Azteca

     Banco Azteca has entered into the following transactions with its affiliates (other than Elektra or its wholly-owned subsidiaries):

     A one-year contract, dated October 31, 2002, between Teleactivos (a subsidiary of Biper) and the Bank, for call center services and data transmission provided by Teleactivos in the amount of Ps. 4.03 million. At its maturity, on October 31, 2003, the parties suscribed a new agreement for the same services for a 9 month period and a payment of Ps. 3.80 million. Also, at the maturity of this second agreement (on July 30, 2004) the parties subscribed a third agreement for the said service for a 2 year term. For the period ended December 31, 2005, the Bank had paid Teleactivos a total amount of Ps. 16.01 millones.

     Banco Azteca and Red Azteca Internacional, S.A. de C.V. (a subsidiary of TV Azteca) entered into four Television Advertising Agreements in 2003 and 2004, for the promotion of the Bank’s products and services on Channels 13 and 7, for a total amount of Ps. 4.98 million.

     Banco Azteca has also entered into five securitization programs with Banco Invex, S.A. as trustee, and the Bank as the holder of all the Preferred Trustee Certificates issued by the Trust. As Elektrafin Comercial (“EKT COM”, currently Elektra del Milenio) ceased to generate new credit accounts to support any longer the original revolving securitization programs, it prepaid all of these programs in February and March 2003. At that time the Bank bought new non-revolving 48-week certificates in the amount of Ps.1,696 million (nominal). In this transaction, the Bank acquired the right to receive certain monthly payments as the holder of all the Preferred Certificates, while the Company acquired the right to receive all collections that exceed the payments to which the Bank was entitled. Elektra prepaid these certificates on October 10, 2003.

     Banco Azteca and Iusacell, entered an agreement with Iusacell for the provision of voice, data, connectivity and monitoring services and for management of last- mile- equipment services mainly. This agreement cannot be terminated in a 1 year period. Banco Azteca paid in advance Ps. 45.87 million (nominal).

c) Management and Shareholders

Directors

     Our Board of Directors is comprised of nine members and their alternates who are elected for one-year terms at our Annual Ordinary Meeting of Shareholders. Four of the Directors appointed are independent Directors who are not employed by or affiliated with our controlling shareholders. The following table lists our current Directors, their position, their principal occupation and the year of their appointment to the Board. On March 27, 2003, our shareholders elected new Directors to the Board, which since that date is comprised of the persons listed below.

		Director
Name	Principal Occupation	Since	Age

Ricardo B. Salinas Pliego(1)	Chairman of the Board of Grupo Elektra	1993	50
Hugo Salinas Price(2)	Honorary President of Grupo Elektra	1993	73
Pedro Padilla Longoria	Chief Executive Officer of TV Azteca	1993	39
Guillermo Salinas Pliego(1)	President of Universidad CNCI, S.A. de C.V.	1993	45
Roberto Servitje Achutegui	Chairman of Grupo Altex, S.C	2000	51
Manuel Rodríguez de Castro	Member of the Board of SJTrust	2003	40
Jorge R. Bellot Castro	President and Chairman of the Board of Grupo	2003	49
	Cardinal
Gonzalo Brockmann García	President of Best Western Hotels Mexico, Central	2003	50
	America and Ecuador
Luis J. Echarte Fernández	Chairman of Azteca America Network	2003	61

(1)	Son of Hugo Salinas Price.
(2)	Father of Ricardo B. Salinas Pliego and Guillermo Salinas Pliego.

     Statutory Auditor

     In addition to the Board of Directors, our bylaws provide for a statutory auditor elected at the ordinary general shareholders’ meeting and, if determined at such meeting, an alternate statutory auditor. Under Mexican law, the duties of statutory auditors include, among other things, the examination of the operations, books, records and any other documents of a company and the presentation of a report of such examination at the annual ordinary general shareholders’ meeting. The statutory auditor is required to attend all of our Board of Directors and shareholder meetings.

     Until December 22, 2004, our statutory auditor was Mr. Francisco Javier Soní Ocampo, a partner at PricewaterhouseCoopers, who held the position since 1993. Currently, our statutory auditor is Mr. Carlos Garza y Rodríguez, a partner at Castillo Miranda y Compañía, S. C. This substitution was authorized by the Board of Directors on the meeting dated October 20, 2004 and by our shareholders on an Extraordinary Meeting on December 22, 2004.

     According to the new Mexican Securities Exchange Law the statutory auditor might dissappear.

     Corporate Governance

     Following the implementation of our share restructuring, which was approved by our shareholders on June 25, 2002, our shareholders also approved important amendments to our bylaws related to the conversion of our old Series A, B and L Shares into a single series of Common Shares, with unrestricted voting rights. These changes did not modify those provisions of our bylaws related to corporate governance, preserving transparency and accountability to our shareholders, and those provisions that required clear and prompt communications with our minority shareholders.

     Under the amended bylaws, five members of the Board of Directors may be nominated by, and affiliated with, the Controlling Shareholders or with our management. Four members of the Board are required to be independent, with no affiliation with the Controlling Shareholders or management. Since March 27, 2003 our independent Directors have been and are currently Gonzalo Brockmann García, Manuel Rodriguez de Castro, Roberto Servitje Achutegui and Jorge R. Bellot Castro. Additionally, our Related Directors are Pedro Padilla Longoria, Guillermo Salinas Pliego and Luis J. Echarte Fernández and Stockholders Directors (Consejeros Patrimoniales) are son Ricardo B. Salinas Pliego and Hugo Salinas Price, and our.

  The Investments Committee reviews any material investments we make outside the ordinary course of business or not included in the annual budget and, with regard to such investments, evaluates opportunities and business risks. The D>

  members of the Investments Committee are Jorge R. Bellot Castro, Manuel Rodriguez de Castro and Guillermo Salinas Pliego.
  The Audit Committee reviews our financial reporting procedures and internal financial control systems, as well as the activities and independence of independent auditors and the activities of internal audit staff. Audit Committee meetings are attended by our external auditors and our Statutory Auditor. On April 28, 2004, our board elected Jorge R. Bellot Castro as a new member of the Audit Committee, replacing Luis J. Echarte Fernández. The Audit Committee is since that date comprised of three independent directors: Gonzalo Brockmann García, Manuel Rodriguez de Castro and Jorge R. Bellot Castro.

  Currently we do not have an audit committee financial expert serving on our Audit Committee, but we are presently looking for a person who qualifies as an audit committee financial expert to serve as a member of the Audit Committee.
  The Management Compensation Committee reviews and makes recommendations to the Board of Directors with regard to the compensation, including incentives and bonuses, of senior executive officers of our company. The members of the Compensation Committee are: Gonzalo Brockmann García, Roberto Servitje Achutegui and Guillermo Salinas Pliego.
  The Related Party Transactions Committee reviews any material transactions with a related party of our company or our Controlling Shareholders. The members of the Related Party Transactions Committee are: Gonzalo Brockmann García, Manuel Rodriguez de Castro and Jorge R. Bellot Castro.

Executive Officers

     The following table lists each of our senior executive officers, his position, years of service as an executive officer (with us or our predecessor entities), and age, as of December 31, 2005. Our executive officers serve until they resign or are dismissed by the Board:

		Years as
		Executive
Name	Position	Officer	Age

Javier Sarro Cortina	Chief Executive Officer	11	45
Carlos Septién Michel	Chief Executive Officer of Banco Azteca	4	53
Rodrigo Pliego Abraham	Chief Financial Officer	4	40
Manuel González Palomo	Vice President Information Technology	6	48
Luis Niño de Rivera Lajous	Vice President of Banco Azteca’s Board of	3	59
	Directors
Mario Gordillo Rincón	General Director of Financial Services,	12	39
	Banco Azteca
Rafael Tavarez Crúz	General Director of Operations	9	49
Alfredo Honsberg Colin	General Director of seguros Azteca and	2	45
	Afore Azteca.

Rafael G. Martínez de Ita	General Counsel and Secretary of the Board	3	33
	of Grupo Elektra (not a member of the Board)
Ricardo B. Salinas Pliego	Executive President	23	50

Director and Officer Biographies

     The following provides biographical information about the directors of the Company.

     Ricardo B. Salinas Pliego has served as our Executive President since 1989 and as Chairman of our Board of Directors since 1993. Mr. Salinas is one of our controlling shareholders and has also served as a member of the Board of Directors of Unefon since 2000 and Chairman of the Board of TV Azteca since 1993. Prior to joining us in 1981, he worked at Arthur Andersen and The Brinkman Company. Mr. Salinas studied public accounting at the Instituto Tecnológico y de Estudios Superiores in Monterrey (“ITESM”) and graduated with Honors in 1977. He went on to receive his Masters in Finance from the University of Tulane in 1979. Mr. Salinas also serves on the board of directors of numerous Mexican companies including Dataflux, Biper (currently known as Movil@ccess), Cosmofrecuencias and Todito. Recently, Mr. Salinas Pliego became the first foreigner to be recognized by the University of Tulane as a Distinguished Alumni.

     Hugo Salinas Price has served as our Honorary President since 1993. From 1952 to 1987, Mr. Salinas served as a director of our company. In 1997, he founded the Asociación Cívica Mexicana Pro-Plata A.C., for which he currently serves as president. Mr. Salinas holds degrees from Wharton and ITESM and a degree in Law from the Universidad Nacional Autónoma de México (“UNAM”).

     Pedro Padilla Longoria has served as a Director since 1993 and served as our Chief Executive Officer from 1993 until 2000. Mr. Padilla also serves on the board of directors of Biper (currently known as Movil@ccess), Unefon, and Cosmofrecuencias. Mr. Padilla has extensive experience in cross border financial and commercial transactions. Mr. Padilla holds a degree in Law from UNAM.

     Guillermo Salinas Pliego has served as a Director since 1993. He also serves on the board of directors of TV Azteca and is Chairman of the Board of Universidad CNCI (previously known as Dataflux). Mr. Salinas founded Dataflux while studying at ITESM and is currently the primary shareholder of the company. He studied at the Colegio Británico de la Ciudad de México and at St. Andrew’s College in Canada. Mr. Salinas holds a CPA degree from ITESM.

     Roberto Servitje Achutegui has served as a Director since 2000. From 1993 until 2000, he served as an external advisor to our board of directors. He is the Chairman of Grupo Altec S.C. Formerly he was Executive Vice President and Director of Grupo Industrial Bimbo, Mexico’s leading producer and distributor of bakery goods, where he worked for over 28 years. Mr. Servitje graduated from the Universidad Iberoamericana and holds an MBA from the J. L. Kellogg Graduate School of Business at Northwestern University.

     Manuel Rodríguez de Castro has served as a Director since March 2003. He is a member of the board of SJTrust, an investment bank dedicated to cross-border business between North American and European companies, with offices in general Central and South American countries, as well as Mexico and the United States. He is also a member of the board of Grupo Oda, an American distributor of telecommunication systems and wireless communications. Mr. Rodriguez has a Master in Business Administration from the Instituto de Empresa de Madrid, and an academic degree from CEMFI - Banco de España en Mercados Financieros. He is also an expert in Mergers and Acquisitions from IE and of Harvard Law School.

     Jorge R. Bellot Castro has served as a Director since March 2003. He is President and Chairman of the Board of Grupo Cardinal, a leading insurance broker headquartered in Mexico City. Prior to that Mr. Bellot was Delegate Director of Oriente de México, an insurance company in Mexico. He graduated from the Universidad del Valle de México and holds a MBA from the Instituto Panamericano de Alta Dirección de Empresas (“IPADE”).

     Gonzalo Brockmann García has served as a Director since March 2003. He is President of Best Western Hotels in Mexico, Central America and Ecuador. Formerly, he was President of Hostels of America. Mr. Brockmann graduated from the Universidad Anáhuac and holds a MBA from the University of Texas and an Owner/President Management (OPM) Program degree from the University of Harvard.

     Luis J. Echarte Fernández has served as a Director since March 2003. He is President and Chief Executive Officer of Azteca America Network. He was previously Chief Financial Officer of TV Azteca and Grupo Elektra. Mr. Echarte holds undergraduate degrees from Memphis State University and the University of Florida and has completed the Executive Management Program at Stanford University.

     The following provides biographical information about the Executive Officers of the Company.

     Javier Sarro Cortina has served as our Chief Executive Officer since January 2001 and in September 2000, he was appointed as the Chief Operating Officer for the Company. He originally joined Grupo Elektra in 1995 as Vice President for Financial Services. In addition, he served as the first CEO of Unefon. Mr. Sarro began his career in the financial services industry. He has a MBA from the IPADE and completed undergraduate law studies at the Universidad Iberoamericana.

     Carlos Septién Michel has served as the Chief Executive Officer of Banco Azteca since April 2002. Previously, he served as the Adjunct General Director of Banorte. Prior to that, he held positions as Chief Executive Officer of BanCrecer, and Chief Executive Officer of Banco IXE. He has 24 years of banking experience, out of which the first twelve he spent at Banamex in various positions. Mr. Septién holds an MBA from Purdue University.

     Rodrigo Pliego Abraham has served as our Chief Financial Officer since August 2002. Previously, he was the Chief Financial Officer of TV Azteca, a position he held since July 2001. Prior to serving as Chief Financial Officer in TV Azteca, he served as the Administration Director of the Company from May 1994 through July 2001. He received an undergraduate degree in Electrical and Mechanical Engineering from the UNAM.

     Manuel Gonzalez Palomo has served as Vice President of Systems since 2000. Since joining Grupo Elektra in 1990, he held the positions of Director of Finance, Director of Human Resources and General Director of Systems. Mr. Gonzalez holds a bachelor’s degree in accounting, a MBA and a Masters in Operations Research, all from the ITESM.

     Luis Niño de Rivera Lajous has served as Vice President of Banco Azteca’s Board of Directors since June 2002. He is also a member of the Board of Directors of The Mexico Private Equity Fund, the Club de Banqueros de México and the International Committee of Indiana University Foundation. He served as CEO of several companies, such as Dresdner Bank México, Citibank (Panamá), Arrendadora Financiera Mexicana and Factoring Corporativo. Mr. Niño de Rivera holds a degree in Management from Indiana University and a Master’s Degree in International Business and Politics from New York University.

     Mario Gordillo Rincón has served as General Director of Financial Services of Grupo Elektra since 2001, and as General Director of Financial Services of Banco Azteca since 2002. Since joining Grupo Elektra in 1993 from Coca Cola México, he has held several positions as Line Manager, Director of Financial Services, Director of Distribution, Director of the clothing operations, and General Director of Commercial Development. Mr. Gordillo holds a degree in Industrial Engineering and Systems from the ITESM and a MBA from the IPADE and another in Finance from the ITESM.

     Mr. Rafael Tavarez Cruz has served as the General Director of Operations of Grupo Elektra since July, 2003. He served as the CEO of his own retail company for five years in Sonora and Sinaloa. With 22 years of experience in the retail business, he joined Grupo Elektra in March 1995 as National Sales Director. He has held several strategic positions in the Company, including Commercial Director of New Businesses, Biper, Divisional Director of Operations and Director of Formats. Mr. Tavarez holds a bachelor’s degree in accounting from the Instituto Tecnológico de Sonora, with a Masters Degree from the Instituto Panamericano de Alta Dirección de Empresas (IPADE).

     Alfredo Honsberg Colin has served as General Director of Seguros Azteca since its constitution on October 2003 and since April 2006 as General Director of Afore Azteca. Before his incorporation to Seguros Azteca, he worked at Seguros Serfin Lincoln, S.A., until he became CEO of the said insurance company. Previously he worked at Seguros Comercial América S.A. de C.V. and in Munich Reinsurance Company; he holds a bachelor’s degree in Inssurance Seguros from the “Munich School of Insurance” de Alemania.

     Rafael G. Martínez de Ita has served as the General Counsel since March 2004 and was recently appointed as a non-member Secretary of our Board of Directors. He joined Grupo Elektra in 2000 as a General Corporate Lawyer. Mr. Martínez has an undergraduate law degree from the Escuela Libre de Derecho de Puebla anda n MBA from the Instituto Panamericano de Alta Dirección de Empresas (IPADE).

Compensation of Directors and Officers

     For the year ended December 31, 2005, the aggregate compensation paid to our Executive Officers including our Executive President (an average of 175 persons in senior and middle-level management) for services in all capacities was approximately Ps. 346.3 million (approximately US$32.6 million). During the same period, our company paid to the members of the Board of Directors a total amount of approximately Ps. 9.92 million (approximately US$0.935 millions).

     In 1994, we established a non-contributory pension plan for our employees, including our officers. During 2003, 2004 and 2005, the charges to income related to such pension plan and seniority premiums were approximately Ps. 18.0 million, Ps. 19.2 million and Ps. 50.4 million, respectively. As of December 31, 2005 and 2004, the liabilities related to seniority premiums and such pension plan were Ps. 108.8 million as compared to Ps. 67.8 million at the end of 2004.

Stock Option Plan

     On February 28, 1994, our Board of Directors approved a stock option plan (the “Stock Option Plan”) through which store managers and all personnel senior to store managers employed prior to January 1, 1994 were granted options to purchase common shares at a price of Ps.12.50 per common share. The Stock Option Plan also allowed employees whose employment date occurred during 1994 or 1995 to receive options beginning in 1996 and 1997, respectively, at an exercise price of Ps.16.25 (1994 employees) or Ps.20.00 (1995 employees) per common share. Nevertheless, the trust Technical Committee may establish different exercise prices and may grant stock options to other employees. The Stock Option Plan authorizes the sale of up to 14.8 million common shares (after giving effect to the fifteen-to-one reverse split of our stock authorized on June 25, 2002). Options granted under the Stock Option Plan are exercisable proportionately over each year in the five-year period after the date on which they were granted as long as the rate of increase in our net profits over the previous year is more than 25%. If we fail to meet this performance target in any given year, the options that would have been exercisable in such year are eligible to be exercised in the following year and the five-year term of the options is extended one year.

     On November 13, 2004 the Mexican Federal Congress approved the 2005 tax bill. The Income Tax Law states that starting 2005 income received by employees from exercising stock option rights, regardless of the value at which they were acquired, provided by the employer or a related party, will be deemed to qualify as salary income in the year of exercise. The taxable base is the difference between the market value of the shares and the price paid when granting the option.

     As a consequence of the above mentioned treatment, the benefit granted to our employees through the Stock Option Plan since January 1, 2005, was reduced, and in order to decrease the negative effects on our employees of this new imposition, and to (a) help our employees to exercise their stock options and (b) to promote that our employees who are beneficiaries of the Stock Option Plan continue being partners of the Company; during December 2004, the trust Technical Committee approved in several meetings the following: (i) To reduce the exercise price by subtracting the amount paid by the Company as dividends in a pro-rata basis since the day that the options were granted until the date of exercise. The reviewed price was offered to all the employees who decided to buy their options on or before December 31, 2004. As a consequence, the reviewed prices of the options (for that period) were the following:

Employment Date	Initial Price per	Reviewed Price
	common share	per common
share

Before January 1, 1994	Ps.12.50	Ps.7.26
During 1994	Ps.16.25	Ps.11.01
During 1995	Ps.20.00	Ps.14.76

     (ii) To grant to all our employees who are beneficiaries of the Stock Option Plan the benefit to exercise their option by paying on or before December 31, 2005, at least the 20% of the total value of the options exercised and to pay the rest, meaning the remaintful 80% of the total value of the options in a maximum term of 5 years. Until the date the employees pay the total value of the options exercised, the underlying shares will continue under deposit of the Stock Option Plan; (iii) The reallocation of the Stock Option Plan’s shares of individuals who are no longer employed by the Company and that in the exercise term (meaning after 180 days after their separation from the Company) did not exercise their options, and the new allocation of options that had not been assigned to specific individuals, and (iv) the cancellation of 456,718 shares of the Stock Option Plan, that had not been exercised during the exercise price.

     As a result, 4,668,309 common shares were exercised under the right described on the previous paragraphs. Those shares have been fully paid.

     In summary, on February 28, 1994, the Company granted options to purchase 14,829,337 common shares at prices of Ps 12.50, Ps 16.25 or Ps 20.00 per common share (depending on the employment date) to 458 executives and key employees, out of which 456,718 common shares were canceled on December 2004, remaining 14,372,619 common shares under the Stock Option Plan. From these 14,372,619 underlying shares, as of December 31, 2004, 14,328,278 common shares had been exercised and 44,341 common shares are pending to exercise. As of December 31, 2005, there were 44,341 common shares are pending to exercise. See Note 13 of our Financial Statements.

     Number of Non exercised common shares under the Stock Option Plan, its excersice price and expiration date as of December 31, 2005:

	Non exercised common
	shares under the Stock	Exercise Price
	Option Plan	(amounts in pesos)	Expiration Date

	41,752	12.50	Febrero 28, 2024
	2,589	16.25	Febrero 28, 2024
	-	20.00	Febrero 28, 2024
Total	44,341

Directors, officers and employees of Banco Azteca

     Board of Administration

     Banco Azteca’s Board of Administration is conformed of nine proprietary board members, of which four are independent, in compliance with Articles 21 and 22 of the Law of

Credit Institutions ("LIC") which requires a minimum of five and a maximum of 15 proprietary board members, as long as 25% of them are independent board members.

     The Board of Administration holds meetings every quarter to discuss and solve issues regarding business strategies, budgets, results, analyses and risk management, and learns and decides on issues related to internal controls, among other activities.

     Additionally, in order to fulfill its function and regulation dispositions, Banco Azteca’s Board of Administration has the following committees, among others:

     Auditing Committee: The aim of the Auditing Committee is supervise, together with Banco Azteca’s General Management, the achievement of financial objectives, goals and programs, and to assure that reporting and information systems reflect the financial results in an accurate and truthful manner, in order to offer an adequate support to the corresponding decision-making process.

     Committee of Regulation and Best Practices: The aim of the Committee of Regulation and Best Practices is to contribute, together with the Board of Administration, to all activities aimed to assure that the Bank meets the financial authorities regulations, that internal policies and procedures are respected, and in general, that standards of conduct and best practice are adhered to, particularly regarding the prevention of money laundering.

     Investment Committee: The aim of the Investment Committee is to strategically support Banco Azteca’s General Management and its reporting areas, as applicable, in the evaluation of the investments required to achieve the objectives, goals and programs of Banco Azteca that results in the strengthening and achievement of the business plan.

     Committee of Credit Policies: The aim of the Committee de Credit Policies is to strategically contribute, together with the Board of Administration, to analyze, evaluate, authorize and qualify credits, in order to achieve the objectives, goals and programs of Banco Azteca.

     Risk Committee: The fundamental aim of the Risk Committee is to develop and supervise the policies, procedures and methodologies used to identify and manage the different financial and operational risks to which Banco Azteca is exposed on its daily operation. The Committee creates, monitors and supervise the set limits and grants authorizations in case of deviations from those limits.

     Other Committees that do not belong to the Board of Administration

     Assets and Liabilities Committee: This Committee does not form part of the Board of Administration; it directly reports to Banco Azteca’s General Management. Its main objective is to monitor, analyze, manage, and control the exposure to risks, following the guidelines set by Banco Azteca’s Board of Administration. The Committee is also responsible for supervising the liquidity of Banco Azteca, by designing strategies to manage the interest rate risk of the assets and liabilities of Banco Azteca, monitoring the operational limits and administrating the fulfillment of the Committee’s rules and strategies by Banco Azteca’s Office of Treasurer. The primary purpose of Banco Azteca’s Office of Treasurer is to supervise compliance with the rules and strategies set forth by this Committee.

Unefon-Nortel-Codisco Transaction

      The following information is based on publicly available information. Grupo Elektra is not a party to any of the agreements referred to below, and is not involved in any of the investigations or proceedings described below.

     In the second semester of 2002, our affiliate Unefon became engaged in a legal dispute with Nortel its principal infrastructure and technology provider regarding a certain financing agreement between the two parties. This dispute arose when Unefon alleged Nortel’s breach of its obligations under the finance agreement and a related procurement agreement and letter agreement. As a result, in August 2002, Unefon withheld a US$6 million interest payment due to Nortel and claimed to be relieved from its payment obligations under the finance agreement due to Nortel’s breach.

     In August 2002, Nortel sent Unefon a notice alleging that the latter was in default under the finance agreement due to its non-payment of the interest payment due that month. Nortel also alleged that TV Azteca’s proposed spin-off of its 46.5% stake in Unefon would be deemed to be a change in control under the terms of the finance agreement, which would also constitute a default there under unless Nortel consented to such action. Based on Unefon’s non-payment of the August 2002 interest payment, Nortel notified Unefon in September 2002 that it was exercising its right to terminate in advance the finance agreement and the procurement agreement and therefore, was accelerating all amounts owed by Unefon under such agreements.

     In September 2002, Unefon filed a lawsuit against Nortel in the Supreme Court of the State of New York seeking damages and lost profits in the amount of US$900 million. Nortel filed an answer and counterclaim on September 2002 wherein Nortel asserted, among other things, that it had not breached the finance agreement and the related letter agreement and that the remedies sought by Unefon were not available to it under the finance agreement, the procurement agreement or applicable law. Nortel’s counterclaim was based on Unefon’s non-payment of the August 2002 interest payment and Nortel sought acceleration and immediate payment of all amounts allegedly due to Nortel under the finance agreement. The parties filed additional claims and counterclaims before the Supreme Court of the State of New York and the American Arbitration Association in New York City, in addition to, among other actions brought in Mexico, a petition by Nortel to a Mexican court to declare the bankruptcy (concurso mercantil) of Unefon.

     Due to the litigation between Unefon and Nortel, in September 2002 TV Azteca’s Board of Directors resolved to postpone temporarily the distribution of certain Unefon shares to TV Azteca’s shareholders, a distribution previously approved by TV Azteca’s Board of Directors, until the dispute was resolved. Simultaneously, TV Azteca suspended temporarily the course of its financial support program previously granted to Unefon.

     In February 2003, the Board of Directors of TV Azteca approved a six-year plan for cash utilization, consisting of cash distributions to the shareholders for more than US$500 million and a gradual reduction of approximately US$250 million of TV Azteca’s debt during a six year period. Among the fundamental guidelines for the implementation of such plan, TV Azteca estimated that Unefon would no longer require additional funding from TV Azteca. On February 2003, PriceWaterhouseCoopers, auditor of Unefon’s financial statements, indicated in its audit report of Unefon’s 2002 financial statements that Unefon’s litigation with Nortel generated substantial doubts as to the possibility of Unefon continuing as a going concern.

     On June 16, 2003, Unefon reached a settlement with Nortel pursuant to which Unefon and Nortel released each other from all obligations arising out of these agreements, and terminated all legal actions and proceedings of any kind between the parties or involving the parties and their counsel in the United States and Mexico. Unefon and Nortel also terminated the existing procurement agreement and entered into a new procurement agreement dated June 16, 2003. In connection with the payment made to Nortel, Unefon paid to Nortel a total cash amount of US$43 million, of which US$18.1 million was applied to accounts receivable due and US$24.9 was applied to reduce the total amount of debt owed by Unefon to Nortel, leaving an outstanding balance of US$325 million as of the settlement date.

     Codisco Investments LLC (“Codisco”), a company in which Ricardo B. Salinas Pliego, a majority shareholder and chairman of the Board of Directors of the TV Azteca (and one of our Controlling Shareholders and our Board Chairman and Executive President), and Moises Saba Masri, owner of 46.5% of Unefon’s capital stock, each owned a 50% indirect beneficial interest, purchased debt owed by Unefon to Nortel. As of June 16, 2003, the face value of the debt was the amount of US$325 million. The acquisition price for such debt was US$107 million. On June 16, 2003, Nortel and Codisco entered into an assignment and assumption agreement, pursuant to which Codisco replaced Nortel as lender under the financing agreement, and the rights arising from a mortgage over all present and future assets of Unefon and certain stock pledges on stock issued by Unefon’s subsidiaries granted in favor of Nortel were assigned to Codisco. The parties also entered into a restructuring agreement, also dated June 16, 2003, in which they stipulated that the Unefon debt to Nortel could not be sold by Codisco to a party unrelated to Unefon without Nortel’s express consent.

     As a result of the settlement between Unefon and Nortel and the acquisition by Codisco of Unefon’s debt to Nortel, the following events occurred: (a) Unefon eliminated from its financial statements the legal contingencies arising from the litigation for acceleration and termination of the finance agreement and the alleged breach of the procurement agreement, as well as a bankruptcy (concurso mercantil) lawsuit initiated by Nortel against Unefon; (b) as of such date, the facts that caused PriceWaterhouseCoopers, Unefon’s auditors, to have qualified Unefon’s financial statements with a doubt as to the possibility to continue operating as a going concern, ceased to exist; (c) the payment made by Unefon to Nortel to reduce its debt was made in similar conditions to the payment made by Codisco to Nortel for the acquisition of the debt; (d) Unefon and Codisco agreed to restructure the finance agreement over a 10-year term, without amortization of principal during the entire term of the agreement at an annual interest rate of 12.9%; under such new arrangement, Unefon would pay the principal amount of such debt in 2013; (e) Unefon was able to reinitiate its business plan and obtain the financial viability which it did not have prior to such restructuring, thereby allowing Unefon to become financially independent from TV Azteca; and (f) Unefon and Nortel executed a new procurement agreement with favorable terms for Unefon.

     As a result of such transactions, the termination of the litigation, and the elimination of the possibility that Nortel could claim a change of control in Unefon due to TV Azteca’s distribution to its shareholders of the shares owned by TV Azteca in Unefon, in December 2003 TV Azteca was able to continue the distribution process through the spin-off of its capital stock ownership in Unefon.

     In September 2003, and having the prior approval from its Board of Directors, Unefon executed a long term services agreement to provide spare capacity of 8.4 MHZ, out of the 30 Mhz. licensed to Unefon by the Ministry of Communication and Transport (Secretaria de Comuniaciones y Transportes), to Telcel, S.A. de C.V., an unrelated third party, and received a total consideration of approximately US$268 million in September and October of 2003, which was equivalent to the total present value of any amounts due during the term of such agreement. Unefon used such funds, as well as resources from operations and short term loans, to pay the debt to Codisco in advance and without any penalty, at a face value of US$325 million and, as a result, the mortgaged assets and the Unefon stock pledged to secure the debt were released. Consequently, Unefon substantially reduced its liabilities and released its collateralized assets.

     The services agreement pursuant to which Unefon received the above mentioned US$268 million and Unefon’s payment to Codisco of US$325 million are transactions independent from the June 16, 2003 Unefon-Nortel-Codisco transaction.

Internal Investigation.

     In the second half of 2003, a dispute arose between TV Azteca’s former U.S. legal counsel and its management with regard to TV Azteca’s public disclosures regarding the Unefon-Nortel-Codisco transactions. On December 12, 2003, TV Azteca’s former U.S. legal counsel sent a letter to TV Azteca’s Board of Directors notifying the board that it was withdrawing from representation of TV Azteca. That letter alleged potential violations by TV Azteca and its management of U.S. securities laws and regulations in connection with the disclosures relating to the Unefon-Nortel-Codisco transactions. In response, a special committee composed of independent directors of TV Azteca was formed to review the issues presented by that letter. At the request of the special committee, in January 2004, TV Azteca engaged an independent U.S. legal counsel selected by the special committee to assist in its investigation. The independent counsel delivered a final report to TV Azteca’s Board of Directors that was critical with respect to the actions of Ricardo Salinas Pliego, Pedro Padilla Longoria (a member of our Board of Directors), Luis Echarte (a member of our Board of Directors) and the general counsel and legal director of TV Azteca with respect to these disclosure issues, particularly as of October 2003.

     In January 2004, TV Azteca issued a press release containing disclosures made by Unefon to the public stating that on June 16, 2003, Codisco, an entity wherein Ricardo Salinas and Moises Saba each indirectly held an indirect 50% equity interest, purchased for US$107 million Unefon’s debt with Nortel, the face value of which as of such date was the amount of US$325 million; likewise, that in a subsequent and independent transaction, in September 2003, Unefon entered into a services agreement to provide capacity with an unrelated entity, by virtue of which it received US$268 million, which amount was used to service the Codisco debt together with other funds from operations and short term loans.

     SEC Investigation and Enforcement Proceeding.

     On January 4, 2005, the United States Securities and Exchange Commission (the “SEC” or the “Commission”) filed civil fraud charges against TV Azteca (whose American depository receipts trade on the NYSE), Azteca Holdings, S.A. de C.V., an affiliate of TV Azteca, and Mr. Salinas, Mr. Padilla and Mr. Echarte. The SEC alleges in its complaint that the defendants engaged in a scheme to conceal Salinas’ role in a series of transactions through which he profited by $109 million. The SEC’s complaint also alleges that Salinas and Padilla sold TV Azteca’s stock while such transactions remained undisclosed to the market place. The SEC released a detailed press release regarding these charges that can be found at the SEC’s website (http://www.sec.gov/news/press/2005-1.htm).

     In its action, the SEC is seeking injunctions from future securities law violations, civil monetary penalties, and disgorgement of Salinas’ and Padilla’s alleged gains plus prejudgment interest. The SEC also is seeking court-orders barring Salinas and Padilla from serving as officers or directors of any publicly-held company with securities trading in the United States.

     According to the SEC’s complaint, Salinas and others allegedly caused Azteca Holdings or TV Azteca to file periodic reports that did not disclose Salinas’ alleged involvement in the transactions between Unefon and Codisco.

     The SEC further alleges that, in communications with TV Azteca’s independent directors, Salinas, Padilla and Echarte intentionally withheld information from, and lied to, TV Azteca’s directors about Salinas’ connection to the underlying transactions and his $109 million profit.

     The SEC alleges in its complaint that the defendants violated or aided and abetted violations of the antifraud, reporting, concealment from auditors, books and records, internal controls, beneficial interest disclosure and Sarbanes-Oxley certification provisions of the federal securities law.

     In a consent filed simultaneously with the complaint, Echarte settled the SEC’s action against him by agreeing in the future not to violate the provisions of the federal securities law and paying a civil penalty of $200,000.

     To date, the SEC has not served a copy of its summons or complaint on Salinas and Padilla.

     On May 11, 2005, TV Azteca moved to dismiss the SEC’s complaint in its entirety. In its motion, TV Azteca argues both that the SEC has failed to allege a claim against TV Azteca upon which relief may be granted and that the SEC’s attempt to serve TV Azteca was improper.

     On June 15, 2005, the SEC filed its brief in opposition to TV Azteca’s motion to dismiss. TV Azteca’s deadline to file its reply brief in further support of this motion is July 11, 2005.

     On May 29, 2006, TV Azteca announced through a press release that “…as a result of conversations between the company and the US Securities and Exchange Commission (SEC), which were previously disclosed, a potential settlement has been structured. The proposed settlement will be reviewed by the SEC, which anticipates reaching a conclusion as to whether to proceed within 90 days. The proposed settlement, if accepted by the SEC, would not entail economic consequences for TV Azteca. Ricardo B. Salinas and Pedro Padilla would bear the monetary costs resulting from this proposal…”

     Mexican National Securities and Banking Commission (Comisión Nacional Bancaria y de Valores) (“CNBV”).

      In January 2005 the CNBV requested that TV Azteca produce information and documentation in connection with the Unefon-Nortel-Codisco transactions and TV Azteca’s related public disclosures. On April 27, 2005, the CNBV notified TV Azteca, Mr. Salinas and Mr. Padilla of certain fines being imposed in connection with these administrative procedures. The aggregated amount of the fines being sought by the CNBV equals approximately US$2.3 million, of which the CNBV intends to impose upon TV Azteca a penalty equivalent to approximately US$50,000.

     TV Azteca and Mrs. Salinas y Padilla in defense of the above referred fines and penalties imposition have filed to the CNBV and to the Federal Taxation Court (Tribunal Fiscal de la Federación) actions of cancellation.

     At this time, we cannot predict the outcome of the CNBV’s review or the nature of any fines or penalties, if any, that may be imposed on Mr. Salinas or Mr. Padilla in connection therewith.

     Securities Class Action Litigation.

     TV Azteca has been named as a defendant in three related, putative class actions (the “Shareholder Actions”), filed in the United States District Court for the Southern District of New York, entitled Chrein v. TV Azteca, S.A. de C.V., et al., 04 Civ. 00627 (S.D.N.Y.); Milch v. TV Azteca, S.A. de C.V., et al., 04 Civ. 01271 (S.D.N.Y.); and Richardson v. TV Azteca, S.A. de C.V., et al., 04 Civ. 00546 (S.D.N.Y.). The Shareholder Actions were filed between January 23, 2004 and February 17, 2004.

     The plaintiffs in the Shareholder Actions filed these actions on behalf of all persons who purchased the Company’s stock in the U.S. securities market between June 17, 2003 and January 7, 2004 (the “purported Class Period”). Each complaint also names as defendants Mr. Salinas, Mr. Padilla and Mr. Hesles (Chief Financial Officer of TV Azteca), as well as Moisés Saba Masri (46.5% shareholder of Unefon) (collectively the “Individual Defendants”).

     The plaintiffs challenge the accuracy of certain statements by defendants in press releases and documents filed with the SEC during the purported Class Period. Specifically, plaintiffs allege that defendants engaged in a fraudulent scheme in which they issued statements that failed to disclose the following: (a) that Codisco was indirectly owned by defendants Salinas and Saba, each of whom owned a 50% indirect beneficial interest in Codisco; (b) that Codisco, on behalf of Salinas and Saba, purchased Unefon debt from Nortel at a steep discount, paying only US$107 million for debt with a face value of nearly US$325 million and as a result of which, Saba and Salinas profited nearly US$218 million and denied participation in these profits to both TV Azteca and its minority shareholders; and (c) based on the foregoing, defendants’ statements and opinions concerning TV Azteca’s financial condition, the value of TV Azteca’s investment in Unefon, and the value which TV Azteca’s minority shareholders would receive as a result of the spin-off of TV Azteca’s investment in Unefon were lacking in a reasonable basis at all times.

     In the Shareholder Actions, the plaintiffs’ complaints assert claims against TV Azteca and the Individual Defendants for alleged violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated there under. In addition, each complaint asserts claims against the Individual Defendants for the alleged violation of Section 20(a) of the Exchange Act. The complaints seek to hold TV Azteca and the Individual Defendants jointly and severally liable for class damages and statutory compensation in an amount to be determined at trial, plus interest, costs and attorneys’ fees. To date, no specific amount of monetary damages has been claimed.

     The Shareholder Actions have since been consolidated as “In re TV Azteca, S. A. de C.V. Securities Litigation,” and the U.S. District Court has appointed both a lead plaintiff and a lead counsel

     On November 2, 2004 the lead plaintiff appointed by the Court, Alfonso de la Garza Evia Quinoga, filed a Consolidated Amended Class Action Complaint (the “Amended Complaint”). In the Amended Complaint, plaintiffs assert claims against TV Azteca, the Individual Defendants and newly included Defendant Codisco for alleged violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated there under and common law fraud. In addition, the Amended Complaint asserts a claim against the Individual Defendants for the alleged violation of Section 20(a) of the Exchange Act. The Amended Complaint seeks to hold all Defendants jointly and severally liable for class damages and statutory compensation in an amount to be determined at trial, plus interest, costs and attorney’s fees.

     On March 29 2006, Judge Emmet G. Sullivan from the United States District Court for the District of Columbia declared that the attempt of service made by the SEC was not made according to the applicable law. The Court gave the SEC the opportunity to serve TV Azteca again according to the law.

     The consolidated action is at a very preliminary stage. Moreover, plaintiffs have yet to make a specific monetary claim, and the U.S. District Court has only held preliminary, procedural hearings. There has been no discovery to date.

     We cannot predict the outcome of the Shareholder Actions or the nature of any penalties, if any, that may be imposed on Mr. Salinas and Mr. Padilla in connection therewith.

d) By-laws and other Agreements

     Main Restrictions Imposed by the Company’s Bylaws and the Mexican Laws.

     Our Bylaws provide that any legal actions related to the execution, interpretation or compliance of the Bylaws may only be brought against the Courts seated in Mexico City. Any non-Mexican shareholders and holders of securities representing the same, including ordinary participation certificates, respectively, of our Company formally agree with the Department of Foreign Affairs to (i) be considered as Mexicans with respect to the shares or securities representing the same, including ordinary participation certificates, as the case may be, of our Company that they acquire or hold as well as with respect to the ownership, rights, concessions, participations or interests they may own and with respect to the obligations derived from any agreement entered with the Mexican Government and (ii) not to invoke the diplomatic protection or intervention of their own governments. If any non-Mexican Shareholder or holder of securities representing the same, including ordinary participation certificates invoked diplomatic or governmental protection or intervention in violation to this agreement, their shares or securities representing the same, as the case may be, could be forfeited in favor of the Mexican Government. According to Mexican Law, it is not clear what are the actions that may constitute the invocation of governmental protection or any intervention that results in the loss of such shares or securities representing them, including ordinary participation certificates or what procedure would be implemented in connection with the forfeiture provisions; however, the filing of judicial proceedings in a foreign country would not be considered as the invocation of diplomatic protection or intervention resulting in the loss of the shares.

     When the shareholders approve any change to the corporate purpose, a change to the nationality of the Company or the transformation from one legal form of company to another, any shareholder who has voted against such a resolution shall have appraisal rights by means of which such shareholder may leave the Company and receive an amount attributable to his shares calculated under the Mexican laws. Such appraisal rights must be exercised within 15 days following the relevant shareholders’ meeting.

     Except that the General Extraordinary Shareholders’ Meeting has previously adopted a favorable resolution in such regard, under no circumstance may the holders of shares issued by the Company (or holders of securities representing the same, including ordinary participation certificates) create, agree or participate, directly or through any third person, under any act, agreement or mechanism involving shares issued by the Company (or any securities representing the same including ordinary participation certificates) resulting in any of the following: that the Company becomes subject to the jurisdiction or competence of a foreign authority, and/or (ii) that the Company should comply with the obligation of submitting before any foreign authority, organism or market any report or information on the Company or any act related to the same, or on its assets or operations, directors, officers or on the shares issued by the Company (or any securities representing the same, including ordinary participation certificates).

     In the event that any holder of such shares (or any securities representing the same, including ordinary participation certificates) fail to comply with the provisions of the precedent paragraph, such holders and any other parties involved (including the depository under the corresponding plan) shall be liable to the company without limitations and shall indemnify and hold the Company harmless from and shall defend the Company and its shareholders, directors, officers, agents and representatives against any loss, damage, claim, cost, expense and any other liabilities of any kind including, without limitation, any attorneys fees, expenses and costs incurred by the Company, resulting from or related to the aforementioned failure, regardless of any other right available to the Company against such persons.

     In addition to the above, on December 30 2005, the Mexican Congress enacted a new Securities Market Law that will become effective on June 28 2006. The new Securities Law includes provisions aiming to improve the regulations on data disclosure, rights of minority shareholders and corporate practices. Also, the new Securities Law imposes further obligations and responsibilities to the members of the Board of Directors as well as relevant officers (such as diligence and royalty duties). On the other hand, according to the new Securities Law we will be obliged to adopt certain amendments to our bylaws within 180 days counted as of the effective date of the law. We are in the process of evaluating the specific amendments that will apply to our bylaws, being the most significant ones the following: (i) to amend our corporate name to reflect that we have adopted a new form of company, now being a Public Company or S.A.B. (Spanish initials for Public Company “Sociedad Anónima Bursátil”); (ii) organize a new committee in our Board of Directors, the Corporate Practices Committee; and (iii) to eliminate the figure of Statutory Auditor and the undertaking of responsibilities by the board of directors through an audit committee, as well as our external auditor. The following bylaws do not reflect said amendments yet.

CORPORATE BY-LAWS IN EFFECT
CHAPTER ONE
CORPORATE NAME, PURPOSE AND TERM

     ARTICLE ONE. – The name of the Corporation shall be “GRUPO ELEKTRA” which name must always be followed by the words “SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE” (Corporation of Variable Capital) or the abbreviation thereof “S.A. de C.V.”

ARTICLE TWO. – The Corporate purpose shall be:

a)
To incorporate, organize and invest in the capital stock and patrimony of all kinds of corporations and associations, of civil and commercial nature, as well as in industrial, commercial, services, radio concessionaires, tourist or in any other type of companies, either domestic or foreign, as well as in participation certificates, in accordance with the applicable laws.

b)	To acquire, transfer and in general negotiate with all kinds of shares, social quotas, participations or interests and any other securities in accordance with the law;
c)	To issue, subscribe, accept, endorse, act as guarantor and to negotiate with all kinds of negotiable instruments or securities permitted by the law;
d)	To obtain and to grant loans, with or without collateral, not including the performance of any actions reserved only to credit institutions, in accordance with the Law of Credit Institutions;
e)
To grant unconditional guarantees (avales), bonds and security interests both on personal or real property, with respect to the Corporation’s liabilities or third parties’ with which the Corporation may have business relations;

f)	To register, acquire, use, and in any manner deal with patents, trademarks, commercial names and copyrights; and
g)	In general, to enter into any kind of actions and agreements of civil or commercial nature, to the extent permitted by the laws for the fulfillment of the Corporate Purposes.

     ARTICLE THREE. – The Corporation shall have a ninety-nine year term.

     ARTICLE FOUR. – The Corporate domicile shall be Mexico City, Federal District nevertheless it may establish agencies and branches anywhere in Mexico or abroad and to agree conventional domiciles, without implying the change of corporate domicile.

     ARTICLE FIVE. – The Corporation is Mexican. In the event any foreigner acquired shares of the Corporation, they formally agree with the Ministry of Foreign Affairs to be considered as Mexicans with respect to the shares that they acquire or hold, as well as the property, rights, concessions, participations or interests owned by the Corporation, or to the rights and obligations derived from the agreements to which the Corporation is a party with Mexican authorities and not to invoke the protection of their governments, under the penalty, for failure to comply with the same, of forfeiting the capital interests they have acquired in favor of the Mexican Nation.

CHAPTER TWO
CAPITAL STOCK AND SHARES

     ARTICLE SIX. – The capital stock is variable. The total amount of capital stock is equal to $665,234,787.00 (Six hundred and sixty five million two hundred and thirty four thousand seven hundred and eighty seven pesos 00/100 Mexican currency), which is represented by 284,291,164 (two hundred and eighty-four million two hundred and ninety one thousand, one hundred and sixty four) ordinary common shares without expression of their par value, bearing full voting rights. The minimum fixed capital stock without the right of withdrawal, dully subscribed and fully paid is equal to $558,243,160 (five hundred and fifty-eight million, two hundred and forty three thousand, one hundred and sixty pesos 00/100 Mexican Currency), represented by 242,204,800 (two hundred and two million, two hundred and four thousand eight hundred) ordinary common shares, without expression of their par value, bearing full voting rights and fully subscribed and paid. The variable part shall be represented, as the case may be, by shares having the same characteristics.

     The variable part of the capital stock shall never exceed the amount equivalent to ten times the amount of the minimum fixed part of the capital stock. The shares representing the capital stock shall not belong to any particular Series or type of shares whatsoever, and they may be acquired either by individuals or companies, both Mexican or foreign. In the event that the aforementioned shares are subscribed by foreign individuals or companies, they must be subject to the provisions of Article Five of these By-Laws.

     The Corporation may issue non-subscribed shares to be part of the capital stock and they shall be kept in the Corporation’s treasury in order to be allocated as they are subscribed. The Corporation may issue non-subscribed shares for public offer, under the terms and conditions of article eighty-one of the Securities and Exchange Law. In this case, in order to facilitate the Public Placing, an express waiver of preemptive rights must be made at the Extraordinary Shareholders’ Meeting decreeing the issuance of non-subscribed shares, as referred to by Article one hundred and thirty two of the General Law of Commercial Companies. Said agreement shall be extended to any shareholder not attending the Meeting, hence the Corporation may be freely entitled to place the shares among the general public, without making the publication provided in the aforementioned article. Whenever a minority representing at least twenty five percent of the capital stock may vote against the issuance of non-subscribed shares, such issuance may not be carried out.

     ARTICLE SEVEN. – The shares representing the minimum fixed capital stock and the shares representing the variable part of the capital stock, if such is the case, shall confer their holders equal rights and obligations. Each share shall entitle its holder to one vote at the Shareholders’ Meeting.

     ARTICLE EIGHT. – The Corporation may acquire the shares representing its capital stock, through the Stock Exchange, at the current market price, without being applicable to the case the prohibition stated in the first paragraph of article one hundred and thirty four of the General Law of Commercial Companies, provided the purchase is charged to shareholders’ equity, as long as such shares belong to the Corporation itself or, as the case may be, to the capital stock in the event it may be resolved to convert such shares into treasury shares, in which case, a Shareholders’ Meeting resolution shall not be necessary.

     The General Ordinary Shareholders’ Meeting shall expressly determine, for each fiscal year, the maximum amount of funds that may be allocated to the purchase of the Corporation’s own shares, with the only restriction that the aggregate of the funds that may be allocated to such purpose, may never exceed the total balance of the Corporation’s net profits, including those withheld. The Board of Directors shall appoint to such effect the individual or individuals in charge of the acquisition and placing of the Corporation’s own shares.

     As long as the shares belong to the Corporation, they may not be represented in the Shareholders’ Meeting of any type.

     The Corporation’s own shares or the treasury shares referred to by this Article, regardless of the provisions of the General Law of Commercial Companies, may be placed among the investing public, without being necessary in this particular case, to obtain any resolution from the Shareholders’ Meeting for the corresponding capital increase, nor the agreement of the Board of Directors in regard to the placing of the relevant shares.

     In no event may the acquisition transactions result in the excess of the authorized percentage pursuant to section II of article fourteen Bis three of the Securities and Exchange

Law, in the case of shares other than common, or in the failure to comply with the requirements for the maintaining of the registration in the securities list of the relevant stock exchange.

     The purchase and placing of the shares as provided in this Article, the reports on the same that are to be submitted to the General Ordinary Shareholders’ Meeting, the rules for the disclosure of financial information, as well as the form and terms in which these transactions may be informed to the National Banking and Securities Commission, the relevant Stock Exchange and the investing public, shall be subject to the general provisions issued by the aforementioned Commission.

     ARTICLE NINE. – The Corporation shall keep a Shareholders’ Registration Book in accordance with articles one hundred and twenty eight and one hundred and twenty nine of the General Law of Commercial Companies, which may be kept by the Secretary of the Board of Directors of the Corporation, by an institution for the deposit of securities duly authorized, by a credit institution or by the person indicated by the Board of Directors. The Corporation shall consider as the holder of the shares to the individual or company registered as such in the aforementioned book.

     The Shareholders’ Registration Book will remain closed during the time periods comprised from the fifth business day before the date scheduled for the holding of any Shareholders’ Meeting, until and including the day the meeting is actually held. Registrations may not be entered in the Book during such time periods.

     ARTICLE TEN. – The companies in which the Corporation is a holder of the majority of their shares or social quotas may not, directly or indirectly, invest in shares representing the Capital Stock of the Corporation, nor in shares of any other company that may be a majority shareholder of this Corporation or that, without having such capacity, they are aware that they are shareholders of this (sic).

CHAPTER THREE
CAPITAL INCREASES AND DECREASES

     ARTICLE ELEVEN. – Except for those capital increases derived from the placing of treasury shares referred to by Article Eight above, capital increases shall be carried out by resolution of the ordinary or extraordinary shareholders’ meeting, as the case may be, pursuant to the provisions of this Article.

     Increases to the minimum fixed part of the Capital Stock without right of withdrawal, excepting those derived from the placing of the Corporation’s own shares under the terms of Article Eight of these By-Laws, shall be carried by resolution of the General Extraordinary Shareholders’ Meeting, provided an amendment to these By-Laws will be necessary. The variable part of the capital stock of the Corporation may be increased without being necessary to amend the Corporate By-Laws, by the resolution of the General Ordinary Shareholders’ Meeting, excepting those resulting from the placing of the Corporation’s own shares acquired under the terms of Article Eight of these By-Laws, in which case the aforementioned resolution will not be necessary. In both cases, the corresponding Shareholders’ Meeting Minutes must be formalized before a Notary Public. The Shareholders’ Meeting shall determine the terms and conditions under which such increase is to be carried out, observing in any case the provisions of Article Six of these By-Laws.

     The shares issued to represent an increase in the variable part of the capital stock and which, due to the resolution of the Shareholders’ Meeting decreeing the issuance of the same, must be deposited in the Corporation’s Treasury in order to be allocated as they are subscribed, may be offered for subscription and payment by the Board of Directors in accordance with the authority conferred to it by the Shareholders’ Meeting.

     The shareholders shall have a preemptive right in proportion to the number of shares they hold, to subscribe the shares issued or the shares that are outstanding as a consequence of the capital increase. This right shall be enforced within fifteen calendar days following the day on which the corresponding resolutions are published in the Official gazette of the Federation and in one of the newspapers with the largest circulation in the corporate domicile, or as of the date of the holding of the Shareholders’ Meeting, in the event that the totality of the shares into which the capital stock of the Corporation is divided, would have been represented at the Meeting.

     In the event that after the expiration of the term granted by these By-Laws for the enforcement of the preemptive right, there would still be non-subscribed shares, these may be offered for subscription and payment to the shareholders indistinctively, within an additional term of fifteen days following the date on which the term mentioned in the precedent paragraph expired.

     In the event that upon the expiration of the two terms mentioned above for the subscription and payment of the shares by the shareholders, there would still be shares without subscription, these may be offered for subscription and payment to third parties, under the terms and conditions determined by the Shareholders’ Meeting that decreed the capital increase, or under the terms and conditions determined by the Board of Directors, if the aforementioned Shareholders’ Meeting so resolved, provided that the price at which the shares are offered may not be lower than the price at which the shares were offered to the shareholders of the Corporation for their subscription and payment.

     Any capital increase must be registered in the Capital Variation Book kept by the Corporation for such purpose.

     ARTICLE TWELVE. – The minimum portion of the capital stock may only be decreased by resolution of the General Extraordinary Shareholders’ Meeting and the consequent amendment to the By-Laws, complying in every case with the provisions of the General Law of Commercial Companies. The Minutes derived from such Meeting shall be formalized before a Notary Public and the corresponding deed registered with the Public Registry of Commerce of the domicile of the Corporation.

     Any decrease to the variable portion of the capital stock, may be carried out by resolution of the General Ordinary Shareholders’ Meeting. The relevant Minutes shall be formalized before a Notary Public, without being necessary their registration with the Public Registry of Commerce.

     Decreases may be carried out in order to absorb losses, to reimburse the shareholders or to release them from capital contributions that were not made as well as in the event they wish to enforce their right of withdrawal of shares of the variable portion. In no event may the capital stock be decreased to less than the legal minimum amount.

     Any decrease of capital aimed to absorb losses shall be carried out in a proportional basis in the minimum fixed and in the variable part of the capital stock, without being necessary to cancel any shares, inasmuch as these do not contain the expression of their par value.

     The shareholders have the right to withdraw in whole or in part their contributions represented by shares of the variable portion of the capital stock provided that, in addition to observe the provisions of articles two hundred and twenty and two hundred and twenty one of the General Law of Commercial Companies, the reimbursement of shares subject matter of the withdrawal is carried out at the value resulting the lowest between (i) ninety five percent of the stock exchange list value, obtained from the average price calculated by the volume of the transactions made during the last thirty days in which the issuer’s shares would have been negotiated, prior to the date on which the withdrawal is to be effective, during a period that may not be longer than six months; or (ii) the equity value, according to the Balance Sheet corresponding to the closing of the fiscal year preceding the one in which the separation is to be fully effective, with the prior approval of the General Ordinary Shareholder’s Meeting.

     In the event that the number of days in which the shares may have been negotiated during the time period mentioned in the above paragraph is less than thirty, the days actually negotiated shall be the ones considered. In the event that the shares are not negotiated in such period, the equity value of the shares shall be the one considered.

     The reimbursement payment shall be due for the Corporation as of the day following the holding of the Ordinary Shareholders’ Meeting that approved the Balance Sheet corresponding to the fiscal year in which the withdrawal is to become effective. Every decrease of capital stock shall be recorded in the Capital Variations Book kept by the Corporation with the previous approval of the General Extraordinary Shareholders’ Meeting, the Corporation may redeem its shares with allocable profits, subject the rules established by Article one hundred and thirty six of the General Law of Commercial Companies.

     ARTICLE THIRTEEN. – The definitive or provisional stock certificates shall be nominative and they may cover one or more shares, they must contain all the requirements referred to by article one hundred and twenty five of the General Law of Commercial Companies, as the case may be, as well as an indication regarding the share Series they belong to, they shall contain a transcript of Article Six of this By-Laws and the text of the first paragraph of Article 27 of the Mexican Constitution, and they shall be signed by two proprietary members of the Board of Directors. The aforementioned signatures may be autographic or printed in facsimile on condition that, in this case, the original sample of the respective signatures is deposited with the Public Registry of Commerce of the corporate domicile. In the case of definitive stock certificates, they must bear the numbered coupons adhered to them as determined by the Board of Directors.

     ARTICLE FOURTEENTH.- If the Company’s shares were registered with the Securities Section of the National Registry of Securities of the National Banking and Securities Commission and as a result were listed in the Mexican Stock Exchange and in the event that the Company, whether by resolution adopted in an Extraordinary Shareholders’ Meeting or at the request of the National Banking and Securities Commission, under the Law, would resolve to cancel the registration of its shares in said Securities Section of the National Registry of Securities of the National Banking and Securities Commision, the shareholders holding the majority of the ordinary shares or who may, under any title whatsoever, have the power to impose their decisions in the General Shareholders’ Meetings or to appoint the majority of the Members of the Board of Directors, if any, in advance to such cancellation shall be obliged to make a public purchase offer addressed to the minority shareholders of the Company, at whatever the highest price between the list value with the Mexican Stock Exchange according to the following paragraph or the equity value of the shares according to the last quarterly report submitted to the National Banking and Securities Commission and the Mexican Securities Commission before the beginning of the offer, except when such value has been modified according to criteria applicable to the determination of the material information, in which case, the most recent financial information available to the Company must be taken into account.

     The stock price with the Mexican Stock Exchange will be the average weighted price per volume of the transactions completed during the last thirty days in which the Company’s shares would have been negotiated, prior to the date of the offer, during a period that may be no longer than six months. In the event the number of days in which the shares may have been negotiated during the aforementioned time period would be less than thirty, the days in which they were actually negotiated will be taken into account. In the event that the shares are not negotiated during such period, the equity value of the shares will be the one taken into account.

     In the event that the offer may comprise more than one series of shares, the average referred to above, shall be calculated as per each and every series intended to be cancelled, provided the quotation value that is to be considered for the public offer of all series, shall be the average resulting to be the highest.

     The Board of Directors of the Company, within five business days prior to the beginning of the offer, shall give its opinion, with respect to the justification of the price of the purchase public offer, taking into consideration the interests of the minority shareholders in order to comply with the provisions of article sixteen, second parragraph of the Securities Market Law and the opinion of the audit committee, which if contrary, must be disclosed. In the event that the Board of Directors may face situations of conflict of interests, the opinion of the board should be accompanied by the opinion of an Independent Expert selected by the audit committee, specially stressing the safeguarding of the rights of the minority shareholders. It shall be understood as “Independent Expert” as the prestigious individual having the necessary technical knowledge to give opinions with respect to the price of the shares of a certain issuer company and, who does not fall in any of the following assumptions: (i) that he or she would provide external accounting audit services or would be an employee or partner of the firm in which the external auditor of the Company works; (ii) that he or she would render the legal opinion referred to by Article fourteen, section I, paragraph b) of the Securities Market Law or would be an employee or partner of the firm in which the individual rendering the said legal opinion works; and (iii) that he or she would work or perform a job, position or commission at any Securities Trader participating by reason of any transaction carried out by the Company.

     The shareholders referred to by the first paragraph of this Article, shall not be obliged to carry out the aforementioned public offer for the cancellation of the registration, if they prove the consent of the shareholders representing at least 95% (ninety five per cent) of the capital stock of the Corporation with the resolution of the shareholders’ meeting and that the amount to be oferred for the shares placed among the investing public at large according to the provisions of article eight, section III paragraph b) of the General Provisions applicable to securities issuers and other participants in the securities market, is less than three hundred thousand investment units. The foregoing, provided that for the request and obtaining of the cancellation, the Company shall convey in trust for a minimum of a six month period, the necessary resources to purchase at the same offer price the shares of the investors who did not attend this, in the event that once the public purchase offer is completed and prior to the cancellation of the registration with the Securities Section of the National Registry of Securities of the National Banking and Securities Commission, the aforementioned shareholders, could not acquire 100% (one hundred per cent) of the paid-in capital stock and notify the cancelation and constitution of the trust through the means determined by the National Banking and Securities Commission to such effect.

     This obligation will be applicable to the participation certificates on the shares, as well as the instruments representing two or more shares of one or more series of stock of the same Company.

     The shareholders obliged to carry out the public offer, may request the National Banking and Securities Commission to authorize them, considering the financial condition and perspectives of the Company, to utilize a different basis for the determination of the price referred to in the second paragraph of section III of article eighth of the General Provisions applicable to securities issuers and other participants of the securities market, provided they furnish the authorization of the board of directors, with the prior favorable opinion of the audit committee, containing the reasons why it is deemed justified to establish a different price, accompanied by a report from an Independent Expert specially stressing that the price is consistent with article sixteen of the Securities Market Law.

CHAPTER FOUR
SHAREHOLDERS’ MEETINGS

     ARTICLE FIFTEEN. – The General Shareholders’ Meeting is the supreme corporate body. The Shareholders’ Meetings shall be general or special; the general meetings, may in turn, be ordinary or extraordinary meetings. The extraordinary meetings shall be those called to deal with any of the business set forth in article one hundred and eighty two of the General Law of Commercial Companies or to agree the cancellation of the registration of the shares of the Corporation with the Securities Section or with the Special Section of the National Registry of Securities or with any stock exchange, domestic or foreign, at which such shares may be registered, excepting the cases of exchange systems or other markets that are not organized as stock exchange; the rest will be ordinary meetings.

     ARTICLE SIXTEEN. – The calls to Shareholders’ Meetings shall be made by the Board of Directors, by any Statutory Auditor or by the Secretary of the Board of Directors.

     Shareholders holding shares with right to vote, inclusive in a limited or restricted form that represent at least ten per cent of the capital stock may request in written form, at any time, that the Board of Directors or the Statutory Auditors call a General Shareholders’ Meeting to discuss the business specified in their request, provided the shareholders who made the call are entitled to vote the type of business included in the such request, in accordance with these ByLaws or the law. Any shareholder holding one share shall be entitled to the same right in any of the cases stated in article one hundred and eighty five of the General Law of Commercial Companies. In the event of failure to make the call within fifteen days following the date of the request, a first instance judge or a District judge of the corporate domicile shall make the call at the request of the interested parties, who shall exhibit their shares to such effect.

     ARTICLE SEVENTEEN. – The calls to the Shareholders’ Meetings shall be published in the Official Gazzette of the Federation or in one of the newspapers with the largest number of copies published in the corporate domicile, at least fifteen days in advance to the date scheduled for the Meeting. The calls shall contain the Agenda of the Meeting and must be signed by the individual or individuals who made them, provided that, if made by the Board of Directors, it shall be sufficient that they bear the Chairman’s or the Secretary’s signature of said Board. The Meetings may be held without the publication of the corresponding call if the totality of the shares entitled to attend and vote is represented at the time of casting the votes. The Meetings may only deal with the business included in the Agenda contained in the corresponding call.

     The information and documents related to each one of the Items contained in the Agenda must be mad immediately available to the shareholders at no cost, as of the time of the publication of the call.

     If at a general ordinary or extraordinary meeting, the totality of the shareholders is present, said Meeting may resolve any kind of business whatsoever, even those not contained in the relevant Agenda.

     ARTICLE EIGHTEEN. – In order to attend to the Meetings, the shareholders shall exhibit the corresponding admission card that will be issued by the Corporation at the request of those appearing as holders of shares in the Shareholders Registration Book, provided they make such request at least twenty four hours in advance to the time scheduled for the holding of the Meeting, together with the deposit with the Secretary of the Corporation of the relevant provisional or definitive stock certificates or the certificates of deposit of said securities issued by an institution specialized in the deposit of securities, by a credit institution, whether domestic or foreign or by authorized brokerage houses. The shares deposited with the Corporation in order to attend the Meetings shall not be returned until the Meetings are held, against the delivery of the receipt that may have been issued to the shareholder.

     ARTICLE NINETEEN. – The shareholders may be represented at the Meetings by the individual or individuals they appoint by means of a proxy granted in the forms made by the Corporation, under the terms of the provisions of article fourteen bis three, section VI, paragraph (c) of the Securities and Exchange Law.

     The Directors and the Statutory Auditors may not represent any shareholders at the Meetings.

     ARTICLE TWENTY. – The Minutes of the Shareholders’ Meetings shall be transcribed to the relevant book and signed by the Chairman and the Secretary of the Meeting and by the Statutory Auditor in attendance.

     ARTICLE TWENTY- ONE. – The Meetings shall be chaired by the Chairman of the Board of Directors and in his or her absence by the individual appointed by the shareholders by majority of votes.

     The Secretary of the Board of Directors shall act as Secretary of the Meeting and, in his or her absence the individual appointed by the majority vote of the shareholders in attendance at the meeting. The Chairman shall appoint two tellers in order to count the shares in attendance.

     ARTICLE TWENTY-TWO. – The General Ordinary and Extraordinary Shareholders’ Meetings shall be held at least once a month within four months following the closing of the fiscal year.

     In addition to the business of the Agenda, the General Ordinary Shareholders’ Meeting referred to by the precedent paragraph, shall: (i) discuss, approve or modify and resolve whatever may be appropriate in connection with the report of the Board of Directors on the financial situation of the Corporation in accordance with article one hundred and seventy two of the General Law of Commercial Companies and other accounting documents, including the report of the Statutory Auditor referred to by article sixty-six of the General Law of Commercial Companies; (ii) to analyze the report referred to by the general provision of article one hundred and seventy-two of the General Law of Commercial Companies, pertaining to the precedent fiscal year, corresponding to the controlled companies in which the Corporation holds the majority of the shares or social quotas, whenever the investment value in each one of them exceeds 20% (twenty per cent) the shareholders’ equity according to the statement of financial position of the Corporation at the closing of the corresponding fiscal year; (iii) to determine the allocation of profit, if any; (iv) to appoint the members of the Board of Directors, the Secretary and the Statutory Auditors and their relative alternates, as well as to determine their emoluments; and (v) to analyze the report submitted by the Audit Committee to the Board of Directors, corresponding to the Corporation’s precedent fiscal year.

     The extraordinary meetings shall be held whenever they are called to deal with any of the business of their competence.

     ARTICLE TWENTY-THREE. – In order for a General Ordinary Shareholders’ Meeting to be considered legally convened by virtue of the first call, at least fifty percent of the totality of the ordinary common shares entitled to vote into which the capital stock of the Corporation is divided, must be represented at the Meeting and its resolutions shall be valid when adopted by the majority of votes of the shares in attendance. In the case of second or later call, the Ordinary Meetings may be validly held regardless of the number of common shares entitled to vote that are represented at the Meeting and its resolutions will be valid when adopted by the majority of votes of the shares in attendance.

     TWENTY-FOUR. – General Extraordinary Shareholders’ Meetings shall be considered as legally convened by virtue of first call, if at least seventy five percent of the totality of the common shares with right to vote into which the capital stock is divided, are represented in such Meetings, and their resolutions shall be valid whenever they are adopted by the favorable vote of the shares representing at least fifty percent of the common shares with the right to vote into which the capital stock is divided. In the case of second or later call, the Extraordinary Shareholders’ Meetings may be validly held whenever at least fifty percent of the totality of the common shares with right to vote into which the capital stock is divided are represented at the Meeting, and their resolutions shall be valid whenever they are adopted by the favorable vote of shares representing at least fifty percent of the totality of the common shares with the right to vote into which the capital stock is divided.

     ARTICLE TWENTY FIFTH. – The Shareholders holding shares representing at least ten percent of the shares represented at a meeting may request the deferment of the voting of any matter on which they do not consider themselves to be sufficiently informed, abiding to the terms and conditions set forth in Article one hundred and ninety nine of the General Law of Commercial Companies.

     Further, the shareholders holding shares representing at least twenty per cent of the capital stock, may judicially object the resolutions of the general meetings, provided the requirements of article two hundred and one of the General Law of Commercial Companies are met, being article two hundred and two of said law also applicable.

     Except that the General Extraordinary Shareholders Meeting has previously adopted a favorable resolution in such respect, in no event may the shareholders of stock issued by the Company (or securities representing such stock, including participation certificates) may create, agree or participate, directly or through an intermediary, in any act, agreement or mechanism involving stock issued by the Company (or securities representing such stock, including participation certificates), resulting in the following effects, among others: (i) that the Company becomes subject to the jurisdiction or competence of a foreign authority, and/or (ii) that the Company becomes obliged to submit to any foreign authority, organization or market any reports or information on the Company or any act related to the same, or to its assets, operations, directors, officers or the stock issued by the Company (or securities representing such stock, including participation certificates).

     In the event that the holders of such stock (or securities representing such stock, including participation certificates) fail to comply with the provisions foreseen in the precedent paragraph, said holders and any other parties involved (including the depository of the relevant plan) shall respond in an unlimited manner to the Corporation and shall hold the Company, its shareholders, directors, officers, employees agents and representatives harmless from any loss, damage, claim, cost, expense and any other liability of any kind whatsoever, including without limitation the lawyers’ fees, expenses and costs incurred by the Company, derived from or related to the aforementioned failure, regardless of any other right available to the Company against such persons.

CHAPTER FIVE
MANAGEMENT

     ARTICLE TWENTY- SIX. – The direction and management of the Corporation shall be entrusted to a Board of Directors composed by nine proprietary member and their respective alternates.

     ARTICLE TWENTY-SEVEN. – Every shareholder or group of shareholders representing at least ten percent of the capital stock, represented by shares with right to vote, may appoint a Director, in such case, said shareholder or group of shareholders may not be entitled to vote for the appointment of the Directors to be appointed by the majority. In the event any shareholder or group of shareholders enforces such right, the remaining shareholders may only have the right to appoint the number of Directors left.

     When appointing Directors the provisions of article twenty-eighth of these By-Laws shall always be observed in connection with the characteristics of the individuals that will become a part of the Board of Directors.

     ARTICLE TWENTY-EIGHT. – From the nine Directors appointed, five may or may not be shareholders of the Corporation and may be officers, employees or directors of the same or of any of its affiliated companies, whom are to be considered as Related Directors; the four remaining Directors shall be Independent Directors.

     It is understood as Independent Director as those individuals with broad expertise, capability and professional reputation and, additionally, individuals that do not fit any of the following assumptions at the time of their appointment: (i) to be an employee or director of the Corporation, (ii) without being employees or directors and being shareholders of the Corporation, to have authority over the directors of the same; (iii) to be advisors of the Corporation or to be a partner or employee of any firm retained as advisors or consultants of the Corporation or its affiliates and that their income may considerably rely on this contractual relation (it is considered as a considerable income if it represents over 10% (ten percent) of the income of the advisor or of the firm) (iv) to be clients, suppliers, debtors or creditors of the Corporation or partners or employees of a company that is an important client, supplier, debtor or creditor (it is considered that a client or supplier is important whenever the sales from or to the Corporation represent over 10% (ten percent) of the total sales of the client or supplier respectively, as well as whenever the amount of the credit is greater than 15% (fifteen percent) of the assets of the Corporation or its counterpart); (v) to be employees of any foundation, university, non-profit association or partnership that receive material donations from the Corporation (material donations shall be those representing more than 15% (fifteen percent) of the total donations received by the relevant institution); (vi) to be Chief Executive Officer or high-rank officer of a company which Board of Directors has the Chief Executive Officer or a high-rank officer of the Corporation as a member; and (vii) to be spouse or concubinary, as well as blood or in-law or civil relative up to the third degree of any of the individuals mentioned in paragraphs (iii) through (vi) above, or else, up to the third degree, in connection with the individuals indicated in paragraphs (i) and (ii) above. Any Director that fit into any of the aforementioned hypothesis shall be also considered as a Related Director.

     Both the Independent Directors and the Related Directors may have the capacity as Patrimonial Directors, being understood as these, any Director appointed due to its capacity of material shareholder (which is to say, direct or indirect holders of at least 2% (two percent) of the capital stock of the Corporation) or those acting as attorneys-in-fact of those material shareholders.

     The Directors shall remain in office for one year as of their appointment, provided they may be ratified, nevertheless they shall continue in office until their successors take office and they shall receive the remuneration previously determined by the General Ordinary Shareholders Meeting.

     ARTICLE TWENTY-NINE. – The Board of Directors shall, in their first Meeting held after the Shareholders’ Meeting that appointed them has been held, and in the event such Shareholders’ Meeting failed to make the appointments, appoint among its members a Chairman and, if it deems it convenient, one or more Vice-presidents, a Treasurer and a Secretary, provided the Secretary may or may not be a member of the Board. The temporary or definitive absences of the Chairman shall be filled by one of the vice-presidents in order of appointment, if any, and in their absence by any Director; the temporary or definitive absences of the Secretary shall be filled by the individual appointed by the Board of Directors.

     In such first Board of Directors’ Meeting, once the Secretary has been appointed, he or she must provide the Directors appointed for the first time with a presentation of and an introduction to their new responsibilities. The Secretary shall provide, as minimum, information regarding the Corporation, its financial situation, operational development, as well as the duties, responsibilities and authority inherent to the position of Director of the Corporation.

     Every member of the Board of Directors shall have the following obligations and they shall observe the following principles: (i) to inform the Chairman and Secretary of the Board of Directors of any situation from which a conflict of interest may result and to refrain from participating in the corresponding deliberation; (ii) to use the Corporation’s assets or services only for the fulfillment of the corporate purposes and to define clear policies whenever such assets may be used in personal matters; (iii) to devote the necessary time and attention to their duties, attending at least to seventy five per cent of the Meetings they are called to; (iv) to keep in absolute secrecy all the information that may affect the operation of the Corporation; as well as the deliberations which take place in the Board; (v) to be mutually informed of those matters which are important to the Corporation; (vi) to support the Board of Directors through their opinions, recommendations and orientation derived from the analysis of the Corporation’s performance, so that decisions adopted by the same, are duly grounded in professional criteria from qualified personnel having a broader and independent perspective with regard to the operations of the Corporation.

     The members of the Board of Directors shall be responsible of the resolutions reached in connection with the business stated in Item fifteen of Article Thirty-three of these By-Laws, excepting the case set forth in article one hundred and fifty nine of the General Law of Commercial Companies.

     The Corporation shall indemnify the members of the Board of Directors in the event they incur in any liability, without their fault, willfulness or negligence, as a result of the performance of their respective duties.

     ARTICLE THIRTY. – The Board of Directors shall meet in Mexico City, Federal District or, except in the event of acts of God or force majeur, in any other place the Board of Directors may deem appropriate, however such place shall always be within the Mexican Republic or by conference call, video-conference, or by any other technology that allows the interactive communication among the members of the Board of Directors. The non face to face sessions shall be subject to the provisions of the following paragraph.

     The Board of Directors may adopt resolutions without holding a Meeting of the Board, provided such resolutions are confirmed in writing by the unanimous vote of its members, pursuant to the provisions of article one hundred and forty three of the General Law of Commercial Companies.

     The Meetings of the Board may be held at any time whenever called by their Chairman, three Directors, the Secretary of the Board or the Statutory Auditor. The calls to the Meetings of the Board shall be made in writing and they shall be addressed by the Secretary to each Director at least ten calendar days in advance, by certified mail, telegram, telex or telecopy, confirmed at their domiciles or at the places the same Directors appointed in writing for such purpose. The calls shall specify time, day and place of the meeting and the corresponding Agenda, and they shall be accompanied by any information that may be relevant for decision-making under the Agenda contained in the call. The Board may validly hold meetings without the need of previous call if the totality of the Directors is in attendance at the Meeting.

     In order for the Board to hold valid meetings, the majority of its members shall be present and its resolutions, to be valid, shall be adopted by the favorable vote of the majority of the individuals in attendance. In the event of a tie, the Chairman of the Board of Directors shall have a tie-braking vote.

     The Board of Directors shall meet at least once every three months during each fiscal year to deal with any matter of its competence, and at least once a year to define, review and approve the Corporation’s medium and long term strategy, as well as the budget of the Corporation for the next fiscal year.

     ARTICLE THIRTY-ONE. – Minutes of each Board of Directors’ Meeting must be prepared in the corresponding book that shall contain the resolutions adopted and the signature of the Chairman and Secretary of the Meeting, as well as the Statutory Auditor’s in attendance.

     The annual report prepared by the Board of Directors to the Shareholders’ Meeting shall mention the name of the Directors with the capacity as: (i) Independent Directors; (ii) Patrimonial Directors, indicating in this case whether they are Related or Independent Directors. The annual report shall indicate the position of every Director as of the date of such report.

     Accordingly, the annual report submitted by the Board of Directors to the Shareholders Meeting shall contain a special section including a report on: (i) development of the best corporate practices of the Corporation during the corresponding fiscal year; (ii) relevant aspects of the works of each intermediate administration body and the name of their members; (iii) the professional profile of the Statutory Auditor of the Corporation. The annual report referred to by this Article, shall be made available to the shareholders called to the relevant General Shareholders’ Meeting.

     ARTICLE THIRTY-TWO. – The Chairman of the Board of Directors shall chair the Meetings of the Board. In the absence of the Chairman, such Meetings will be chaired, as the case may be, by a Vice-president and, in his or her absence by one of the members appointed by the majority vote the other attending members.

     The copies or certificates of the Minutes of the Board of Directors’ and the Shareholders’ Meetings, as well as of the entries contained in the non-accounting corporate books and records and, in general of any document from the Corporation’s files, may be authorized and certified by the Secretary, who in the absence of another appointee, shall be the permanent delegate to attend before the Notary Public of his or her choice to formalize the Minutes of the Shareholders’ and Board of Directors’ Meetings, as well as to grant in his capacity as delegate, the powers of attorney conferred by the Shareholders’ Meeting and the Board of Directors. Further, the Secretary shall be responsible of preparing and transcribing to the relevant books the Minutes of the Shareholders’ and Board of Directors’ Meetings of the Corporation, as well as of the issuance of the transcripts and certifications of the same and of the appointments, signatures and authority of the officers of the Corporation.

     ARTICLE THIRTY-THREE. – The Board of Directors shall have the following powers and authority:

1. General Power of Attorney for Lawsuits and Collections under the first paragraph of Article Two Thousand Five Hundred and Fifty Four of the Civil Code for the Federal District and its correlative articles of each and every Civil Code of the other states of the United Mexican States, with all the general powers including those requiring a special clause according to the Law, such as, but not limited to, the following: To enforce all kinds of rights and actions before any Federal, State, Federal District, and Municipal authority, whether in voluntary, contentious or mixed jurisdiction and before civil, judicial, administrative or labor authorities, whether these are Conciliation Boards or Arbitration Courts, local or federal; to answer complaints, to file exceptions and counterclaims; to submit to any jurisdiction; to make interrogatories and answer the same; to file motions for disqualification of justices, judges, court clerks, experts and any other person subject to be disqualified according to the Law; to abandon any main or ancillary process, as well as any remedy and the Amparo, which writ may be filed as many times as it deems convenient; to produce all kinds of evidence, to acknowledge signatures and documents, object the same and to oppose them as counterfeit; to attend to meetings, proceedings and auctions; to make bids, offers and further attachments and to obtain for the Corporation the court-ordered assignments of all kinds of property and, under any title to assign rights; to file criminal complaints and accusations; to grant pardon and to appear as a party in criminal actions or to cooperate with the Public Prosecutor, in which actions the Board may exercise the broadest authority as necessary. Further, the Board may represent the Corporation under the terms of article eleven, forty-six, forty-seven, one hundred and thirty four, roman three, five hundred and twenty-three, six hundred and ninety-two, sections first, second and third, seven hundred and eighty-six, eight hundred and seventy-three, eight hundred and seventy-four, eight hundred and seventy-six, eight hundred and eighty-three, eight hundred and eighty-four, and other applicable of the Federal Labor Law.

2. General Power of Attorney for acts of administration in accordance with the provisions of the second paragraph of article two thousand five hundred and fifty four of the Civil

Code for the Federal District and its correlative articles of the Civil Codes for the States of the United Mexican States.

3. General Power of Attorney to acquire and transfer shares and social quotas of other Companies.

4. General Power of Attorney to draw, subscribe and back-up all kinds of negotiable instruments under the terms of Article Ninth of the General Law of Negotiable Instruments and Credit Transactions, provided the instruments are drawn or backed-up in amounts not greater than twenty percent of the shareholders’ equity.

5. General Power of Attorney to open and cancel bank accounts under the name of the Corporation as well as to make deposits and to draw against them and to appoint individuals to draw against the same, without further limitations than those established in these By-laws.

6. General Power of Attorney to appoint and to remove the Chief Executive Officer and any other officer or the Corporation, whatever his or her title, provided however that he or she has not been appointed by the General Ordinary Shareholders’ Meeting, as well as to determine their duties, guarantees, labor conditions and remuneration, without further limitations other than those established in these By-Laws.

7. To call to General Ordinary, Extraordinary and Special Shareholders’ Meetings and to enforce their resolutions.

8. To confer, within the scope of its authority, general or special powers of attorney, preserving to itself the exercise of the same, as well as to revoke the powers of attorney it granted.

9. To appoint and remove the external auditors of the Corporation provided they have not been appointed by the General Ordinary Shareholders’ Meeting.

10. To establish branches and agencies of the Corporation anywhere within the United Mexican States or abroad.

11. To authorize both the temporary acquisition of shares representing the capital stock of the Corporation itself with charge against the reserve for the acquisition of the Corporation’s own stock, under the terms of these By-Laws, and their later placement.

12. To draft internal work rules.

13. To carry out any actions and transactions which are proper to it according to the Laws and these By-Laws.

14. To approve in an annual basis the Corporation’s budget, as well as to approve any amendments to the same and extraordinary Items.

15. To approve the transactions that do not pertain to the ordinary nature of the business of the Corporation and that are intended to be carried out between the Corporation and its shareholders, with individuals who are part of the administration of the Corporation or with whom said individuals keep any patrimonial link or, as the case may be, any family link whether blood or in-law related up to the second degree, the spouse or concubinary; the purchase or sale of ten percent or more of the assets; the granting of collateral for an amount over thirty percent of the assets, as well as transactions other than the above representing over one percent of the Corporation’s assets.

16. To approve the transactions to be carried out by any subsidiary of the issuer with related parties hearing the opinion of the Audit Committee.

     ARTICLE THIRTY-FOUR. – The Corporation may have intermediate administration bodies denominated Committees, constituted by the Board of Directors without prejudice of the General Shareholders Meeting’ faculties as the supreme corporate body. Every Committee shall be composed by three members of the Board of Directors of the Corporation that shall act independently among them as a collegiate body, provided that from said three members, two of them shall be Independent Directors. The members of the Committees shall remain in office for one year, unless they are released from their positions by the Board of Directors, which shall resolve as to the committees where they shall participate, provided however they shall continue in office until the individuals appointed to substitute them take possession of the same; they may be re-elected and they shall receive the remuneration determined by the General Ordinary Shareholders’ Meeting.

     The Committees shall meet as often as the General Ordinary Shareholders’ Meeting may determine, whenever they are called by the Board of Directors or by the Chairman of the Committee or 2 (two) of their members.

     The calls for the Meeting of the Committees shall be made in writing and sent to each one of the members of the relevant committee, as well as the Statutory Auditor or Auditors of the Corporation, at least five calendar days in advance to the date of the corresponding Meeting in first call, and at least one calendar day in advance to the date of the corresponding Meeting in second or later call, at the domicile of each one of them registered with the Corporation or to the places they have appointed themselves for such purpose.

     The calls for the meetings shall state date, time and place of the Meeting, the Agenda and they shall be signed by the Secretary of the Board of Directors or by the individual appointed by this administration body, by the Chairman of the Committee or by the members of the relevant committee drafting such call.

     No call shall be necessary in the event the totality of the members of the relevant Committee attended the Meeting.

     The Committees shall meet in Mexico City, Federal District or, except in the event of acts of God or force majeur, in any other place the Committees may deem appropriate, however such place shall always be within the Mexican Republic or by conference call, video-conference, or by any other technology that allows the interactive communication among the members of the Board of Directors. The non face to face sessions shall be subject to the provisions of the following paragraph.

     The Committees may adopt resolutions without holding a face to face meeting, provided such resolutions are confirmed in writing by the unanimous vote of its members.

     The resolutions adopted in a face to face meeting of the Committee shall be valid: (i) in first call, with the favorable vote of the majority of its members; (ii) in second call, by unanimity and, in the event of a tie, the Independent Director shall have a tie-braking vote; and (iii) in third call, by the number of members of the relevant committee that are in attendance.

     Minutes shall be prepared of each Meeting of the Committee, in the Meeting minutes book of the relevant Committee, which shall be signed by the individual who acted as chairman of the Meeting and by the one who acted as Secretary, as well as by the Statutory Auditor or Auditors of the Corporation who shall always attend the corresponding Meetings with the right to be heard but not to vote.

     The Committees shall have the powers and authority conferred by the General Ordinary Shareholders’ Meeting and the Board of Directors, when the Shareholders’ Meeting so determines, subject to the legal provisions in effect and to the following paragraph. The position as member of the Committee may only be performed by the members of the Board of Directors.

     The Committees shall not carry out any of the activities reserved to the Shareholders Meeting or to the Board of Directors under the Law or these By-Laws and they may not, delegate the aggregate of their powers and authority to any individual whatsoever, however they may appoint individuals to enforce their resolutions. In the absence of the aforementioned appointment, the Chairman and the Secretary of the relevant committee, as the case may be, shall be authorized to enforce such resolutions.

     The Corporation shall have an Audit Committee, which shall be composed by Directors, out of which the Chairman and the majority of them shall be Independent Directors and it shall have the attendance of the Statutory Auditor or Auditors of the Corporation, who shall attend the meetings as guests with the right to be heard but not to vote. The Audit Committee shall have the following duties, among others: (i) to draft an annual report on its activities and to submit it to the Board of Directors; (ii) to give their opinion on the transactions with related parties; including those transactions intended to be carried out by the subsidiaries of the issuer with related parties; and (iii) to propose the contracting of independent experts in the cases it deems convenient, in order to express their opinion in connection with the transactions referred to by Item fifteen of Article Thirty Third of these By-Laws.

     ARTICLE THIRTY-FIVE. –The Corporation shall have a Chief Executive Officer who shall be appointed by the Shareholders’ Meeting. The Chief Executive Officer of the Corporation, upon his or her appointment, will be the executive of higher rank of the Corporation and will be vested with the authority granted to him or her by the Shareholders Meeting.

CHAPTER SIX
OVERSIGHT

     ARTICLE THIRTY-SIX. – The oversight duties of the Corporation shall be entrusted to a Statutory Auditor and his or her alternate who shall be appointed by the General Ordinary Shareholders’ Meeting. The Statutory auditor does not need to be a shareholder of the Corporation and shall be appointed every year, may be reelected once or more and shall continue in office until the individual appointed for his or her substitution takes office. The Statutory Auditor shall have the authority and duties set forth by the Law and theses By-Laws.

     The holders of shares representing at least ten per cent of the capital stock may appoint a Statutory Auditor. The appointment of the Statutory Auditor made by the shareholders as hereunder stated may be revoked only upon the revocation of the appointment of the others.

CHAPTER SEVEN
FISCAL YEAR AND FINANCIAL INFORMATION

     ARTICLE THIRTY-SEVEN. – The fiscal year of the Corporation shall be a twelve-month period commencing on January 1st and ending on December 31st of every year.

     ARTICLE THIRTY-EIGHT. – The Board of Directors will prepare at least the following information, within a period of three months following the closing of each fiscal year:

a) A report of the Board of Directors on the progress of the Corporation in the fiscal year, as well as on the policies followed by the Board itself, and, as the case may be, on the main existing projects;
b) A report stating and explaining the main accounting and information policies and criteria followed in the preparing of the financial information;
c) A statement showing, duly explained and classified, the results of the Corporations during the fiscal year;
d) A statement showing the changes in the financial situation during the fiscal year;
e) A statement showing the changes in the entries composing the Corporation’s assets; and
f) The notes that are necessary to complete and clarify the information provided by the aforementioned statements.

CHAPTER EIGHT
PROFITS AND LOSSES

     ARTICLE THIRTY-NINE. – The net profits, if any, shown in the Balance Sheet, shall be allocated in the following manner:

1. Five per cent will be separated to constitute or refund, as the case may be, the legal reserve fund, until such fund equals twenty percent of the paid-in capital;

2. The amount that the General Ordinary Shareholders’ Meeting may determine, as the case may be, shall be separated to constitute special, additional or outstanding funds including a reserve for the acquisition of the Corporation’s own shares referred to by section first of Article fourteen bis three of the Securities and Exchange Law.

3. The necessary amount from the balance shall be applied to the payment of dividends, if any, which may be determined by the General Ordinary Shareholders’ Meeting.

4. The surplus, if any, shall be made available to the Meeting or to the Board of Directors if the Meeting so determines. The Shareholders’ Meeting or as the case may be, the Board of Directors’ Meeting shall apply the surplus as it may deem convenient in the benefit of the Corporation and its shareholders.

     ARTICLE FORTY. – The losses, if any, shall be born by all the shareholders in proportion to the number of shares they hold, provided their responsibility should be limited to the amount of their contributions.

CHAPTER NINE
DISSOLUTION AND LIQUIDATION

     ARTICLE FORTY-ONE. – The Corporation shall be dissolved in any of the cases set forth in article two hundred and twenty nine of the General Law of Commercial Companies.

     ARTICLE FORTY-TWO. – Upon dissolution, the Corporation shall be placed under liquidation, which shall be entrusted to one or more liquidators, as determined by the Shareholders’ Meeting. The Board of Directors shall perform the liquidation duties until the appointment of the liquidator or liquidators has been registered with the Public Registry of Commerce and until said liquidator or liquidators have taken office. The liquidation of the Corporation shall be carried as stated in the General Law of Commercial Companies; however the Shareholders’ Meeting resolving on the dissolution may provide other rules that in addition to those contained in the laws and the rules of these By-Laws are to determine the performance of the liquidators.

     General Ordinary Shareholders’ Meetings shall be held during the liquidation period, in the same manner as it has been provided for these types of Meetings during the ordinary course of business of the Corporation. The liquidators shall be vested with the same authority as the Board of Directors and shall have the duties provided by the General Law of Commercial Companies for such positions. The Statutory Auditor shall perform during the liquidation of the Corporation the same duties as those he or she performs during the ordinary course of business of the Corporation.

CHAPTER TEN
JURISDICTION AND COMPETENCE

     ARTICLE FORTY-THREE. – The Courts of Mexico City, Federal District, shall be the only competent Courts for the enforcement of theses By-Laws. For such purpose, the shareholders of the Corporation, their Administrators, Directors and Statutory Auditors, expressly submit themselves to the jurisdiction and competence of said Courts for the resolution of any controversy that may arise between any of them and the Corporation, waiving any other jurisdiction or venue that may correspond to them by virtue of their present or future domiciles or by any other reason.

5. TRADING MARKET

     a) Shares Representing the capital stock

     See Item I. “General Information - e) Significant changes in the Rights of equity registered in the National Equity Registry”.

     b) Nature of the Trading Market

     The following tables set forth, for the periods indicated, the reported high and low sales prices of our Common Shares on the Mexican Stock Exchange, of our GDSs on the New York Stock Exchange (until August 1, 2005) and of our common shares on Latibex. Prices have not been restated in constant currency units but have been restated to reflect the stock restructuring described above.

     On March 29, 2006, at our annual ordinary shareholders’ meeting, the establishment of a reserve in our stockholders’ equity account in the amount of US$200 millions was approved by our shareholders for the repurchase of our stock, in accordance with rules established by the Mexican National Securities and Banking Commission (the “Comisión Nacional Bancaria y de Valores” or “ CNBV”). We may purchase our Common Shares on the Mexican Stock Exchange or on Latibex and until August 1, 2005 our GDSs on the New York Stock Exchange at prevailing prices to the extent of funds remaining in this reserve account. Repurchased shares shall not be considered as outstanding shares and will not be considered for quorum or voting rights in a shareholders meeting during the period of time in which we own those shares.

	Mexican Stock
	Exchange		New York Exchange		Latibex
	Nominal Pesos Per		US$ per GDS (2)		Euro per Share (3)
	Common Share

	Maximum	Minimum	Maximum	Minimum	Maximum	Minimum

1999	47.30	19.00	19.87	7.00	N/A	N/A
2000	65.80	34.00	28.50	13.87	N/A	N/A
2001	51.00	22.00	21.25	9.10	N/A	N/A
2002	55.00	23.23	23.12	9.30	N/A	N/A
2003	61.04	20.27	21.96	7.42	N/A	N/A

2004
First Quarter	74.94	49.81	26.76	18.39	N/A	N/A
Second Quarter	77.03	58.00	27.58	19.8	N/A	N/A
Third Quarter	77.47	63.31	26.97	23.21	N/A	N/A
Fourth Quarter	108.42	76.4	38.94	26.86	N/A	N/A

2005

First Quarter	103.50	88.61	37.24	31.50	7.23	6.13
Second Quarter	89.60	75.03	32.05	27.35	6.13	6.08
Third Quarter	88.68	75.80	N/A	N/A	6.94	5.64
Fourth Quarter	96.31	77.03	N/A	N/A	7.62	5.90

2006
January	112.00	94.00	N/A	N/A	8.79	7.36
February	121.50	103.76	N/A	N/A	9.97	8.18
March	120.00	108.81	N/A	N/A	9.62	8.21
April	119.37	109.77	N/A	N/A	8.81	8.01
May	140.23	120.56	N/A	N/A	10.12	8.43
June(1)	122.00	102.74	N/A	N/A	8.46	7.12

________________________
(1) Information as of June 26, 2006.
(2) On August 1, 2005 our GDSs ceased being listed on the New York Stock Market.
(3) On November 11, 2004, Grupo Elektra formally requested the registration of its shares in Latibex and started listing its shares on November 16, 2004 under ticker "XEKT”.

6. RESPONSIBLE PERSONS

     The undersigned hereby express under affirmation that, within the scope of our relevant duties we prepared the information regarding the issuer contained in this annual report, which, to the best of our knowledge, reasonably reflects its condition. We further express that we are not aware of any material information that may have been omitted or misrepresented in this annual report or that the same may contain any information that may be misleading to investors.

/s/ Javier Sarro Cortina	/s/ Rodrigo Pliego Abraham

JAVIER SARRO CORTINA	RODRIGO PLIEGO ABRAHAM
Chieff Executive Officer	Chieff Financial Officer

6. B) RESPONSIBLE PERSONS

     The undersigned represents under affirmation that, within the scope of my respective duties I have prepared the information regarding the issuer contained in the Annual report of Grupo Elektra, S.A. de C.V., corresponding to the fiscal year ended on December 31 2004, which to the best of my knowledge, reflects its condition in a reasonable manner. I further represent that I am not aware of any material information that has been omitted or misrepresented in this annual report or that this annual report contains any information that may be misleading to investors.

/s/ Rafael Guillermo Martínez de Ita
_______________________________________
RAFAEL GUILLERMO MARTÍNEZ DE ITA
General Counsel

GRUPO ELEKTRA, S. A. DE C. V.
AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004
AND INDEPENDENT AUDITORS' REPORT
AND STATUTORY AUDITOR'S REPORT

GRUPO ELEKTRA, S. A. DE C. V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004
AND INDEPENDENT AUDITORS' REPORT
AND STATUTORY AUDITOR'S REPORT

To the Shareholders' Meeting of
Grupo Elektra, S. A. de C. V.

We have audited the consolidated balance sheets of Grupo Elektra, S. A. de C. V. and subsidiaries (the Company) as of December 31, 2005 and 2004, and the consolidated statements of income, changes in shareholders' equity and changes in its financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Comunicaciones Avanzadas, S. A. de C. V., an associated company, whose investment in shares was valued through the equity method, were examined by other independent auditors. The investment of the company in this associated company represents 2% and 4% of total consolidated assets as of December 31, 2005 and 2004, and 12% and 5% of the net consolidated income for the years then ended, respectively. Our opinion as to the amounts included in this investment is based solely on the opinion of the other auditors.

We conducted our audits in accordance with Mexican generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with Mexican generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the figures and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

As mentioned in Notes 2-h, 2-i, 2-m and 2-u to the financial statements, as of 2004, the company recognized provisions of Bulletin C-15, "Impairment of Long-Lived Assets and Their Disposal", of Mexican generally accepted accounting principles, applying them principally to review the impairment of goodwill and the value of shares in permanent investments. We agree with these changes.

As described in Notes 2-p, 2-u and 10 to the financial statements, the Company decided on early adoption of the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Operations," of Mexican generally accepted accounting principles. These are applied principally to the valuation and presentation of interest rate hedging instruments and financial operations based on the Company's share prices. We agree with this change.

In our opinion, based on our audits and on the opinion of the other independent auditors referred to in the first paragraph, the consolidated financial statements mentioned above present fairly, in all material respects, the consolidated financial position of Grupo Elektra, S. A. de C. V. and subsidiaries as of December 31, 2005 and 2004, and the consolidated results of its operations, consolidated changes in shareholders' equity and consolidated changes in its financial position for the year then ended, in accordance with Mexican generally accepted accounting principles.

These financial statements have been translated into English for the convenience of readers of this language.

CASTILLO MIRANDA Y COMPAÑIA, S. C.

G. Gabriel Llamas Monjardin
Partner

Mexico City,
March 6, 2006

GRUPO ELEKTRA, S. A. DE C. V. and SUBSIDIARIES
(Note 1)
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
(Thousands of Mexican pesos with purchasing power as of December 31, 2005)

A S S E T S	2 0 0 5	2 0 0 4

CURRENT ASSETS:
Cash	$ 2,925,878	$ 1,729,747
Marketable securities (Note 2-c)	16,950,837	12,090,520

	19,876,715	13,820,267

Accounts receivable:
Loan portfolio and securitization of portfolio, net (Notes 2-d and 4)	15,466,408	11,674,604
Related parties, net (Note 8)	422,520	517,343
Derivative financial instruments (Notes 2-p and 10)	405,067	599,858
Value-added tax recoverable	679,214	264,517
Other accounts receivable	1,051,646	745,494

	18,024,855	13,801,816

Rents and advance payments	1,100,287	797,968

Inventories (Note 5)	4,264,164	3,820,372

Total current assets	43,266,021	32,240,423

PROPERTY, FURNITURE, EQUIPMENT AND INVESTMENT IN
STORES, net (Note 6)	5,481,803	5,422,697
INVESTMENT IN SHARES (Note 7)	1,057,865	948,296

GOODWILL (Note 2-i)	785,854	785,854

OTHER ASSETS	66,610	23,599

	$ 50,658,153	$ 39,420,869

LIABILITIES AND SHAREHOLDERS' EQUITY

SHORT-TERM LIABILITY WITH FINANCIAL COST:
Short term debt (Note 9)	$ 1,148,905	$ 1,050,503
Demand and term deposits (Note 2-j)	26,372,736	18,076,996
Financial and operational leasing (Note 11)		2,454

	27,521,641	19,129,953

SHORT-TERM DEBT WITHOUT FINANCIAL COST:
Suppliers	4,553,547	4,568,074
Other accounts payable and accumulated expenses	2,759,465	1,312,463

	7,313,012	5,880,537

Total short-term liabilities	34,834,653	25,010,490

Long-term debt (Note 9)	4,515,714	4,532,555
Deferred taxes (Note 14)	890,798	1,157,102
Deferred credits and warranty sales (Note 2-r)	533,855	406,677
Labor obligations (Notes 2-l and 12)	144,333	93,857
Other liabilities	97,767	59,746

Total liabilities	41,017,120	31,260,427

SHAREHOLDERS' EQUITY (Note 13):
Capital stock	740,861	752,118
Premium on placement of shares	951,430	1,342,502
Retained earnings	13,081,890	10,418,274
Reserve for repurchase of shares	115,371	538,534
Deficit in restatement of capital	(5,248,519)	(4,890,986)

Total shareholders' equity	9,641,033	8,160,442

CONTINGENCIES (Note 17) and SUBSEQUENT EVENTS (Note 16)

	$ 50,658,153	$ 39,420,869

The accompanying seventeen notes are an integral part of these consolidated financial statements.

GRUPO ELEKTRA, S. A. DE C. V. and SUBSIDIARIES
(Note 1)
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004
(Thousands of Mexican pesos with purchasing power as of December 31, 2005, except for the figures for profit per share)

	2 0 0 5	2 0 0 4

Income (Note 2-s)	$ 30,872,378	$ 25,796,909
Costs (Note 2-s)	16,096,113	13,908,726

Gross income	14,776,265	11,888,183

Sales, administration and promotion expenses	(9,595,941)	(7,621,043)
Depreciation and amortization	(1,354,415)	(1,262,122)

	(10,950,356)	(8,883,165)

Operating income	3,825,909	3,005,018

Comprehensive cost of financing:
Interest earned	570,225	245,871
Interest paid	(809,418)	(808,890)
Loss on exchange-rate, net	(166,946)	(66,440)
Profit from monetary position	103,145	182,766
Derivative financial operations (Notes 2-p and 10)	17,039	647,576

	(285,955)	200,883

Other expenses (Notes 2-h, 2-i and 2-m)		(749,017)

Income before the following provisions	3,539,954	2,456,884

Provisions for taxes and workers' profit-sharing (Note 14)	(935,051)	(624,059)

Income before results from associated companies	2,604,903	1,832,825

Share of the net income of Comunicaciones Avanzadas,
S. A. de C. V., net and other associates (Notes 2-h and 7)	372,182	100,158

Consolidated net income	$ 2,977,085	$ 1,932,983

Majority shareholders' income	$ 2,977,085	$ 1,932,983

Basic and diluted income per share (Note 2-o)	$ 12.449	$ 8.123

The accompanying seventeen notes are an integral part of these consolidated financial statements.

GRUPO ELEKTRA, S. A. DE C. V. and SUBSIDIARIES
(Notes 1 and 13)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(Thousands of Mexican pesos with purchasing power as of December 31, 2005)

		Premium on			Reserve for	Deficit in the
	Capital	placement	Retained		repurchase	restatement	Minority
	stock	of shares	earnings		of shares	of capital	shareholders	Total

BALANCES AT DECEMBER 31, 2003	$ 740,750	$ 1,283,083	$ 8,671,936		$ 640,444	$ (4,745,124)	$ 46,867	$ 6,637,956
Reduction of premium on placement of shares resulting
from repurchase of shares of subsidiaries		(163,607)						(163,607)
Capital contribution	11,368							11,368
Dividend decree			(262,994)					(262,994)
Sale (repurchase) of shares		223,026			(101,910)			121,116

Comprehensive income (Notes 2-q and 13-d)			2,009,332	(*)		(145,862)	(46,867)	1,816,603

BALANCES AT DECEMBER 31, 2004	752,118	1,342,502	10,418,274		538,534	(4,890,986)	-	8,160,442
Reduction of premium on placement of shares resulting
from repurchase of shares of subsidiaries		(150,662)						(150,662)
Cancellation of repurchased shares	(11,257)							(11,257)
Dividend decree (Note 13-e)			(271,504)					(271,504)
Repurchase of shares		(240,410)			(423,163)			(663,573)

Comprehensive income (Notes 2-q and 13-d)			2,935,120	(*)		(357,533)		2,577,587

BALANCES AT DECEMBER 31, 2005	$ 740,861	$ 951,430	$ 13,081,890	(**)	$ 115,371	$ (5,248,519)	$	$ 9,641,033

(*)	Includes a (loss) income of ($ 41,965) and $ 76,349 on interest rate hedging instruments in 2005 and 2004, respectively (Notes 2–p and 10).
(**)	Includes $ 115,727 from the legal reserve as of December 31, 2005 and 2004.

The accompanying seventeen notes are an integral part of these consolidated financial statements .

GRUPO ELEKTRA, S. A. DE C. V. and SUBSIDIARIES
(Note 1)
     CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(Thousands of Mexican pesos with purchasing power as of December 31, 2005)

	2 0 0 5	2 0 0 4

OPERATION:
Net consolidated income	$ 2,977,085	$ 1,932,983
Charges (credits) to income not affecting resources:
Depreciation and amortization	1,354,415	1,262,122
Impairment of goodwill and investments		749,017
Allowance for doubtful accounts (Note 4)	1,480,217	806,685
Provision for seniority premiums, pension plan and indemnities	50,476	19,221
Valuation of derivative financial instruments (Notes 2-p and 10)	142,112	(496,011)
Equity in the results of and amortization of goodwill
of Comunicaciones Avanzadas, S. A. de C. V., net and other
associates	(372,182)	(100,158)
Provision for deferred taxes	(266,304)	229,409
Increase in demand and term deposits	8,295,740	9,078,106
(Increase) in loan portfolio	(5,272,020)	(6,577,308)
Net change in inventories, other accounts receivable, other assets, affiliated companies, other accounts payable and accumulated
expenses	8,448	215,916

Resources generated by operation	8,397,987	7,119,982

FINANCING:
Premium on placement of company and subsidiary shares	(150,662)	(163,607)
Obtaining (liquidation) of bank loans, net	81,561	1,403,187
Financial leasing	(2,454)	(27,740)
(Cancellation of repurchase of shares) capital contribution	(11,257)	11,368
Dividend decree	(271,504)	(262,994)
Operations with financial derivative instruments	10,714	127,968
(Repurchase) sale of company shares, net	(663,573)	121,116

Resources (utilized) generated in financing activities	(1,007,175)	1,209,298

INVESTMENT:
Acquisition of furniture and equipment and investment in stores	(1,268,456)	(2,153,094)
Subsidiary shares (Note 1)	(65,908)	(155,387)

Resources utilized in investment activities	(1,334,364)	(2,308,481)

Increase in cash and marketable securities	6,056,448	6,020,799
Cash and marketable securities at the beginning of the year	13,820,267	7,799,468

Cash and marketable securities at the end of the year	$ 19,876,715	$ 13,820,267

The accompanying seventeen notes are an integral part of these consolidated financial statements.

     GRUPO ELEKTRA, S. A. DE C. V. and SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 and 2004
(Monetary figures expressed in thousands of Mexican pesos ($) with purchasing power as of December 31, 2005, except for figures in foreign currency, exchange rates mentioned in Note 3, payment for telephone equipment
mentioned in Note 8, number of shares in Note 2-o
and price per share mentioned in Note 13)

NOTE 1. COMPANY ACTIVITY

Grupo Elektra, S. A. de C. V. (Grupo Elektra) and its subsidiaries (the Company) are mainly engaged in the sale of household and major appliances, household furniture, cellular telephones and personal computers through a chain of 939 stores in Mexico and 85 in El Salvador, Guatemala, Peru and Honduras (LAM). The Company operates four store formats: Elektra, Salinas y Rocha, Bodega de Remates and Elektricity.

Additionally, the Company offers a series of financial products and services, the most important of which are granting loans for purchases of durable goods, personal loans, receiving deposits and opening savings and investment accounts, as well as performing money transfer services from the United States of America to Mexico and within Mexico, and performing money transfers from Mexico to Guatemala, Honduras and Peru.

In April 2002 Grupo Elektra received authorization from Mexico's Treasury Ministry to operate a Retirement Savings Fund Administrator named Afore Azteca, S. A. de C. V. (AAZ). The fund began operations in July 2003.

Grupo Elektra received authorization from the Treasury Ministry to incorporate Banco Azteca, SA de C.V., Multiple Banking Institution (BAZ), which began operations in the last quarter of 2002. As of December 31, 2004, it had established branches in 939 Elektra and Salinas y Rocha stores, and as of the close of December 2005 in approximately 482 other branches in third-party channels.

On July 18, 2003, Grupo Elektra acquired CIGNA Seguros, S.A. and changed its business name to Seguros Azteca, S.A. de C.V. (SAZ). This company offers life, accident and medical insurance to company customers. The purchase did not include any customer portfolio or liabilities. Seguros Azteca began operations on February 12, 2004.

On November 24, 2004, Grupo Elektra received authorization from the Panama Bank Superintendent, through resolution number SB-224-2004. It began operations on March 1, 2005. As of December 31, 2005 it had six branches in Panama.

Grupo Elektra incorporated Azteca Daños, S. A. on January 11, 2005. As of December 31, 2005 it had not obtained authorization by the Treasury Ministry to begin operations.

As of December 31, 2005 the principal subsidiaries and associates of Grupo Elektra and are the following:

		Percentage of
Company	Activity	equity (%)

Elektra del Milenio, S. A.	Sale of household appliances, furniture
de C. V. (Elektra)	telephones and computers.	100.00
Banco Azteca, S. A. (BAZ)	Banking and credit services.	100.00
Seguros Azteca, S. A. (SAZ)	Life, accident and illness insurance and
	reinsurance operations.	100.00
Afore Azteca, S. A. de C. V.	Administration of Individual Employee
(AAZ)	Retirement Account resources
	through mutual funds.	100.00
Salinas and Rocha, S. A.	Sale of household appliances, furniture
de C. V. (SyR)	telephones and computers.	100.00
Inmuebles Ardoma, S. A.
de C. V. and subsidiaries
(Ardoma)	Lease of buildings to related parties.	100.00
Comunicaciones Avanzadas,	Majority shareholder of Azteca Holdings,
S. A. de C. V. (CASA)	S. A. de C. V. (See Note 7)	35.85

Below is the condensed financial position of BAZ, SAZ and AAZ at December 31, 2005 and 2004, and the results of their operations for the years then ended, audited by independent accountants and prepared under criteria set forth by Mexico's National Banking and Securities Commission (the Commission):

Statement of financial position of Banco Azteca:

	2 0 0 5	2 0 0 4

Assets:
Cash and marketable securities (*)	$ 14,291,000	$ 10,074,000
Loan portfolio, net	14,893,000	11,046,000
Other accounts receivable	1,518,000	733,000
Furniture and equipment, net	957,000	1,039,000
Other assets	1,302,000	608,000

	$ 32,961,000	$ 23,500,000

Liabilities and shareholders' equity:
Demand and term deposits	$ 27,106,000	$ 19,003,000
Money market		334,000
Repurchase agreements	4,000	4,000
Other liabilities	3,197,000	2,614,000
Shareholders' equity	2,654,000	1,545,000

	$ 32,961,000	$ 23,500,000

(*)
As of December 31, 2005 and 2004, within cash are included restricted funds of $ 1,370,000 and $ 610,000, respectively, corresponding to maintenance of funds for monetary regulation in accordance with provisions set forth by the Banco de Mexico. These funds generate interest at 8.29% and 8.75% annually, respectively.

Statement of income:
	2 0 0 5	2 0 0 4

Total income from operations	$ 8,473,000	$ 5,443,000
Promotion and administrative expenses	(7,638,000)	(4,861,000)

Operating income	835,000	582,000
Income tax and workers' profit-sharing
of associated companies	(277,000)	(204,000)

Income, net	$ 558,000	378,000

The Company, through its subsidiary Banco Azteca, S. A. provides services such as bankruptcy administration and orders, investments, custody and guarantees, whose balances as of December 31, 2005 and 2004 were $ 7,197,516 and $ 5,522,000, respectively.

Statement of financial position of Seguros Azteca:

	2 0 0 5	2 0 0 4

Assets:
Cash and marketable securities	$ 619,339	$ 221,545
Other accounts receivable	35,468	54,146
Furniture and equipment, net	75,922
Other assets	9,821	3,466

	$ 740,550	$ 279,157

Liabilities and shareholders' equity:
Other liabilities	$ 550,588	$ 226,820
Shareholders' equity	189,962	52,337

	$ 740,550	$ 279,157

Statement of income:

Accrued withholding premiums	$ 729,906	$ 177,246
Net cost of acquisition	(484,300)	(132,251)

Technical income	245,606	44,995

Total operating costs	(95,940)	(35,648)
Comprehensive cost of financing	40,791	3,500
Income tax	(52,832)	(3,235)

Net income	$ 137,625	$ 9,612

Statement of financial position of Afore Azteca:

	2 0 0 5	2 0 0 4

Assets:
Cash and marketable securities	$ 165,456	$ 111,156
Other accounts receivable	11,797	353
Furniture and equipment, net	3,111	2,500
Other assets	13,760	17,502

	$ 194,124	$ 131,511

Liabilities and shareholders' equity:
Other liabilities	$ 60,263	$ 24,434
Shareholders' equity	133,861	107,077

	$ 194,124	$ 131,511

Statement of income:

Total income	$ 191,915	$ 105,009
Total expenses	(165,131)	(95,123)

Total income	$ 26,784	$ 9,886

The subsidiary Afore Azteca, S. A. de C. V., administers individual employee retirement accounts through Specialized Retirement Mutual Funds called Siefore Azteca, S. A. de C. V. and Siefore Azteca Basica 1, S. A. de C. V. The amount of these resources as of December 31, 2005 and 2004 is $ 8,794,275 and $ 2,641,363, respectively.

Below are details of all shares in circulation of the mutual fund administered by the AFORE:

		Number of
	Board	shares in	Valuation	Total
	key	circulation	price	amount

Mutual fund debt real rate:
Company holding position	AZTBAS2	69,010	1.265925	$ 87,361
Third-party holdings	AZTBAS2	1	1.265925	1
Employee holdings	AZTBAS2	5,474,017	1.265925	6,929,695

Company holding position	AZTBAS1	49,726	1.269501	63,127
Third-party holdings	AZTBAS1	1	1.269501	1
Employees holdings	AZTBAS1	1,350,208	1.269501	1,714,090

Sum of the Funds:
Third-party holdings				2
AFORE holding position				150,488
Employee holdings				8,643,785

Fund Total				$ 8,794,275

On November 11, 2004, Grupo Elektra requested registration of its shares on the LATIBEX market in Spain and began quoting its shares on November 16, 2004 under the code XEKT. LATIBEX is the only international market dedicated to Latin American capital in Euros and is regulated by Spain's stock market laws. This market represents the ideal way to efficiently attract European investment in Latin American companies as well as to permit investors from that region to acquire and sell principal Latin American companies through the only market that operates a contracting and sales system in one currency, the Euro.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Banco Azteca, Banco Azteca Panama, Afore Azteca and Seguros Azteca included in the consolidated financial statements were originally prepared in accordance with accounting criteria established by regulatory commissions and have been adjusted in those cases where they differ from Mexican generally accepted accounting principles (Mexican GAAP) for the preparation of these consolidated financial statements.

Below is a summary of the most significant accounting policies, including the concepts, methods and criteria related to recognition of the effects of inflation on the financial information:

a. Recognition of the effects of inflation

The accompanying consolidated financial statements have been prepared in accordance with Mexican GAAP and are expressed in constant pesos with purchasing power as of December 31, 2005, in accordance with the following policies.

  Inventory and cost of sales are restated by using the replacement cost method.
  Property, furniture, equipment, investment in stores, minority investments in shares, goodwill and the components of shareholders' equity are restated by applying factors derived from the Mexican National Consumer Price Index (INPC).
  The gain on monetary position represents the profit from inflation, as measured by the INPC, on the monthly net monetary liabilities and assets during the year, restated to pesos with purchasing power as of the end of the last year.
  The result from holding non-monetary assets represents the increase of the restated value of these assets, applying specific costs above or below inflation measured in terms of the INPC, and is included in the deficit in the restatement of capital.
  The INPC used to recognize the effects of inflation on the financial statements was 116.301 and 112.550 as of December 31, 2005 and 2004, respectively.

b. Bases for consolidation

The consolidated financial statements include those of the Company and all of its controlled subsidiaries. All intercompany balances and operations have been eliminated in the consolidation.

c. Investments in securities

The Company considers all highly liquid investments with maturity of less than three months to be cash equivalents.

According to Mexican GAAP, marketable securities and other contracts that give rise to a financial asset or liability must be recognized according to the substance of the contract, using three classifications: a) acquired for business purposes, b) available for sale and c) held to maturity.

Negotiable securities are expressed at their net realization value, taking as a basis a reasonable value determined by a price supplier authorized by the Commission, recognizing the effects of valuation in comprehensive cost of financing.

Instruments available for sale are expressed at their net realization value, taking as a basis reasonable value determined by a price supplier authorized by the Commission, recognizing the effects of the valuation as part of comprehensive income until the securities are disposed of. On that date gains or losses generated are recognized within the comprehensive cost of financing.

	2 0 0 5	2 0 0 4

Negotiable securities	$ 11,792,632	$ 10,039,520
Securities held for sale	724,000
Securities held to maturity	4,434,205	2,051,000

Total	$ 16,950,837	$ 12,090,520

91 day rates are repriced at the end of this term. Trustee certificates were placed at a discount.

The result from purchase and sale of securities and financial instruments for 2005 and 2004 amounted to $ 52,000 and $ 14,000, respectively.

As of December 31, 2005 and 2004, other investments in securities of Grupo Elektra amounts to $ 5,397,837 and $ 3,514,520, respectively, and are represented by debt and capital instruments, bonds and short term governments securities denominated in pesos and U.S. dollars.

As of December 31, 2005 and 2004, securities held to maturity include restricted investments of $ 2,598,208 and $ 1,325,387, respectively, corresponding to guarantees made for payment of derivative financial instruments. (See Note 10)

d. Loan portfolio and securitization of portfolio

The balance of the loan portfolio is represented by the amounts actually granted to borrowers, plus uncollected accrued interest and deducted from interest collected in advance and from the allowance for credit risks.

Loans are considered past due for their total unpaid balance, when interest or installment payments are not received within the terms shown below:

  Loans with a single payment of principal and interest 30 days or more past due.
  Loans with a single payment of principal at due date and periodic interest payments 90 days or more past due on interest payments or 30 days or more past due on the payment of principal.
  Loans with installments on the principal and interest, at 90 days or more in arrears.
  Revolving loans if there are two monthly billing periods, or 60 or more days past due.
  Mortgage loans, when principal and interest payments are 90 days or more past due.

e. Allowance for credit risks

The methodology that credit institutions must apply in determining the amount of allowance for credit risks is found in Mexico's Treasury Ministry's "Rules for Classification of the Credit Portfolio of Credit Institutions" and the methodology established by the Commission for each type of loan currently contained within the provisions.

The estimates are based on studies that analyze and classify the portfolio in accordance with General Provisions Applicable to Methodology for Classification of the Credit Portfolio of Credit Institutions", established by the Banking and Securities Commission, published in Mexico's Official Gazette on August 20, 2004 and applicable as of the December 1, 2004, currently contained within the provisions.

These provisions state that for consumer loans, specific percentages are applied based on past due billing periods, depending on if the periods are weekly, biweekly or monthly. The institution uses weekly periods for purposes of establishing portfolio aging levels in accordance with delay in payments. Based on this, it determines the amount of allowances necessary

For housing loans, the Institution also apples specific percentages to classify the portfolio, considering the past due billing periods, probability of breach and or severity of loss associated with the value and nature of the guarantees for these loans.

For purposes of classifying the commercial loan portfolio, information is used from quarters that ended in the months of March, June, September and December. To determine the net value of this loan portfolio, each loan is individually classified in accordance with the methodology used according to their balance.

In addition, for loans with balances greater than 900,000 UDIs as of the date of classification, the credit worthiness of the debtors is evaluated. Additionally, the Company established the policy of creating allowances additional to those determined in accordance with the preceding paragraphs. This policy consists of determining the amount of the allowance for each type of loan in light of the expected amount of the loss in accordance with past behavior. This is based on accumulated experience of affiliated companies, which until the start up of operations of BAZ were responsible for granting loans for acquisition of durable consumer goods as well as the bank's experience (including statistical calculations).

The amount of the allowance to cover credit risks recognized by BAZ in its books as of the close of 2005 and 2004 exceeded the amount of allowances required by regulatory practices applicable to the company by $ 38,000 and $ 110,000, respectively.

For purposes of the allowance for loans granted in Latin American countries where the company has operations, it has created the allowances based on expected losses according to past behavior. Calculation of these allowances consists of increasing them for each credit sale by 5%.

f. Inventories.

Inventories are originally valued at cost of acquisition and are restated as mentioned in Note 2-a. Values are as of last purchase, which do not exceed market value. (See Note 5)

g. Property, furniture, equipment and investment in stores

Property, furniture and equipment are expressed at cost of acquisition and are restated as explained in Note 2-a. Investment in stores represents expenditures necessary to prepare the stores operated by the Company, and is restated as mentioned in Note 2-a. As of December 31, 2005 and 2004, the Company owned 130 stores in both years and rented 894 and 877 stores, respectively. (See Note 11)

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets. Amortization of investment in stores is calculated by the straight-line method over periods not exceeding five years. (See Note 6)

The Company conducts a major part of its operations from leased facilities, which include 894 stores, nine distribution centers and the building housing the Company's headquarters. These facilities are under operating leases that expire at various times over the next eight years. Most of the leases are renewable for periods of three to five years.

Some of the rental payments on store facilities are based on a minimum rental and a percentage of the store's sales (contingent rentals). In most cases, management expects leases to be renewed or replaced by other properties. (See Note 11)

h. Investments in shares

The investment in CASA and Círculo de Crédito, S. A. de C. V. is valued by the equity method. The other investments in shares in which it owns less than 10% of the capital are expressed originally at cost and are restated as mentioned in Note 2-a. The equity in the results of CASA, Círculo de Crédito and other associated companies, is shown in the statement of income, which amounted to $ 372,182 and as of December 31, 2005, net of the amortization of goodwill of $ 100,158.

In accordance with the accounting provisions of Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal", of the Mexican GAAP, the value of the shares in permanent investments is subject to tests of impairment in those cases where the value of the use is less than the accounting value. The difference is the impairment of goodwill.

As of December 31, 2004, the Company recorded a charge to results within the heading of other expenses of $ 85,220 for the concept of impairment in the value of these investments. As of December 31, 2005 the company believes there is no impairment in these investments and therefore did not record any effect in the results for this concept.

i. Goodwill

Until December 31, 2004, the excess of cost of the shares of associates and subsidiaries over the book value (goodwill) is amortized over 20 years, negative goodwill is amortized over five years; both are restated as mentioned in Note 2-a. The accumulated amortization of goodwill amounts to $ 541,366 as of December 31, 2005 and 2004. For the year ended December 31, 2005 there is no charge to results for this concept.

In accordance with the accounting provisions of Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal", of the Mexican GAAP, goodwill is subject to impairment tests in those cases where the value of use is less than the accounting value. The difference is the impairment of goodwill.

During the year ended December 31, 2004, the Company recognized in its results within the heading of other expenses the amount of $ 663,797 for impairment of goodwill. For the year ended December 31, 2005, there was no charge to results for this concept.

As of December 31, 2005 and 2004, the balance of goodwill presented in the balance sheets only corresponds to CASA and amounts to $ 785,854.

j. Demand and term deposits

BAZ liabilities for this concept are composed of demand and term deposits, which are represented by concentrated, savings and investment accounts, as well as notes with yields payable on maturity. These liabilities are recorded at capture or placement costs plus accrued interest determined by days transpired as of the monthly close. These are charged to the results.

The balance for this heading account is detailed as follows:

Demand deposits -

	2 0 0 5	2 0 0 4

Inversion Azteca	$ 18,186,000	$ 12,186,000
"Guardadito" Savings	7,228,000	5,634,000
"Payroll" Accounts and others	981,000	716,000
Concentrated checking accounts (without interest)	561,000	350,000
Concentrated checking accounts (with interest)	58,000	-
Other	92,000	117,000

	27,106,000	19,003,000
Elimination by capture with Grupo Elektra	(733,264)	(926,004)

Total	$ 26,372,736	$ 18,076,996

As of December 31, 2005 demand deposits in "Ahorro Guardadito" yield interest of 0.75% annually. "Inversión Azteca" in Mexican pesos yields interest of 4% to 8.75% and "Inversión Azteca" an American dollars of 1.75% to 3% per year. "Payroll" and others yield a rate of 0.75% and 9.25% per year, respectively.

As of December 31, 2004, demand deposits of "Ahorro Guardadito" yield a rate of 0.95% per year and "Inversión Azteca" of from 4% to 8% annually. "Payroll" and other yield a rate of 8.15% and 0.95% annually, respectively.

The US dollar concentrated accounts yields interest at a rate of 2.1% annually.

Money market funds

As of December 31, 2004 money market had $ 334,000 with a rate of 8.95% (79% of the account), with maturities mainly of between 90 and 180 days. The remainder generated interest at a rate of 9.01% annually with maximum terms of 30 days.

k. Income tax, asset tax and workers' profit-sharing

The Company recognizes the effects of deferred taxes by applying the income tax rate to all differences between the book and tax values of assets and liabilities, and considering tax-loss carry-forwards and asset tax recoverable likely to be obtained.

Deferred employees' statutory profit sharing (ESPS) is determined considering the non-recurring temporary differences between the book profit and the repurchase agreement profit basis determined under the Income Tax Law.

l. Labor obligations

Seniority premiums, to which employees are entitled upon termination of employment after 15 years of service, as well as obligations under retirement plans established by the Company's subsidiaries for their employees, to which they do not contribute, are recognized as costs in the years in which the services are rendered through contributions to irrevocable trust funds, based on actuarial studies. (See Note 12)

As of December 31, 2005, the company created a plan to cover legal indemnity payments which are determined in accordance with actual early studies carried out by independent experts. (See Note 12)

Until December 31, 2004, other payments based on seniority which workers have the right to in case of separation or death according to Mexico's Federal Labor Law are taken to results in the year in which they are payable. (See Note 2-u and Note 12)

During 2005 and 2004, the Company paid personnel services to various companies, which in accordance with Mexican GAAP are considered related parties. These are recognized in sales, administration and promotion expenses of $ 1,806,076 and $ 1,575,860, respectively.

m. Review of the values of long-lived assets

The Company periodically evaluates the recovery value of its tangible and intangible long-lived assets, including goodwill, based on future flows from its two cash-generating units (sales and credit). If the accounting value of the assets exceeds the use value (discounted flows) a loss from impairment of these assets is recognized.

The procedure and criterion used by the Company are in agreement with the provisions established in Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal," of Mexican GAAP, issued in March 2003.

The principal effect on the year ended December 31, 2004 of applying this principle represented a decrease in goodwill and investments in shares in the amount of $ 749,017. This amount is presented in the statement of income under the heading of other expenses. (See Notes 2-h, 2-i, and 2-u). As of December 31, 2005 no effect has been recognized for this concept.

n. Transactions in foreign currencies and translation of foreign operations

Transactions in foreign currencies are recorded at the exchange rates prevailing on the dates on which they are entered into. Assets and liabilities denominated in these currencies are stated at Mexican peso equivalents current as of the date of the balance sheet. Exchange-rate differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled or valued at the close of the year are applied to the results (See Note 3).

To consolidate the operations of the subsidiaries in El Salvador, Guatemala, Honduras and Peru, the Company restates the figures of these subsidiaries by applying inflation factors of each country and converts the assets and liabilities (monetary and non-monetary), as well as the income and expenses at the exchange rate in effect on the date of the close of the year. The effect caused by the conversion of these financial statements as of December 31, 2005 and 2004 amounted to $ 50,067 and $ 73,690, respectively, and was presented within the shareholders' equity and deficit in the restatement of capital.

o. Earnings per share

Earnings per share is calculated by dividing the consolidated net income by the weighted average number of shares outstanding in 2005 (239,151,029) and 2004 (237,957,378).

Diluted earnings per share reflects the potential dilution that could occur if share and other contracts related to issuing shares were exercised or converted, resulting in the issuance of additional shares, which would participate in Grupo Elektra distribution of profits.

p. Operations with derivative financial instruments

Beginning in 2004, the effects of operations with derivative financial instruments indexed to Company share prices are recognized in the statement of income as income or expense, and those corresponding to interest rate coverage instruments are recognized in comprehensive income, both at their fair value as of December 31 of each year. (See Notes 10 and 13)

Beginning in 2004, the Company chose early adoption of Bulletin B-10, "Derivative Financial Instruments and Coverage Operations" of Mexican GAAP. As of December 31, 2005 and 2004, the net effects of operations with derivative financial instruments based on company share prices amounted to a profit $ 17,039 and $ 647,576, which were recognized in the comprehensive cost of financing. In addition, the net effect after recognizing deferred income tax on operations carried out through interest rate coverage instruments generated an adjustment in comprehensive income as of December 31, 2005 and 2004 $ (41,965) and $ 76,349, respectively. (See Notes 2-u and 10)

Valuation of interest rate futures purchase operations at the end of the year carried out by BAZ are presented in the balance sheet in net form, together with the primary position whose risk is being covered. That is, within the heading of capture on the demand deposits line.

q. Comprehensive income

Comprehensive income includes the net income for the year, plus any items which, in accordance with Mexican GAAP, must be recorded directly in the shareholders' equity and are not capital contributions or reductions. (See Note 13-d)

r. Revenue recognition

The Company recognizes revenue on sales when goods are delivered to customers.

Interest is recognized as income when accrued, applying the straight-line method. However, recognition of interest is suspended at the time when loans are reclassified to the past due portfolio. With respect to uncollected ordinary accrued interest corresponding to loans classified to the past due portfolio, an estimate is created for an amount equivalent to the total amount at the time the loan is reclassified to the past-due portfolio. Accrued interest (late) during the period in which the loan is classified to the past due portfolio is not recognized as income until it is actually collected.

Revenues from money transfer services represent the commissions paid by Western Union to the Company arising from money transfers collected in BAZ located in Elektra and SyR stores and third party channels, plus the Company's share of the foreign exchange gain, as well as commissions paid by Elektra's customers for money transfers within Mexico. Both types of commissions are recorded when services are provided.

Revenues from extended warranty sales are recorded as deferred credits on the date the contracts are sold, and are applied to income using the straight-line method over the terms of the extended warranties (from two to five years).

Income from the sale of life insurance policies are recorded at the time the policies are issued, and are decreased by the premiums paid for reinsurance.

s. Presentation of revenues and costs

In order to compare Company income and costs, income is presented including merchandise sales and accrued and late interest, decreased by the loss from monetary position on the loan portfolio. Similarly, costs include the cost of sales of the merchandise, allowances for bad accounts and interest charged to accounts payable labeled deposits, decreased by the profit on monetary position corresponding to the deposits. Other interest earned or paid is classified as part of the comprehensive cost of financing.

Below is an analysis of the Company's income and cost:

	2 0 0 5	2 0 0 4

Income:
Sales of merchandise	$ 18,143,878	$ 18,271,282
Accrued interest, late interest-
and other income	11,563,936	6,603,335
Money transfers (*)	1,164,564	922,292

	$ 30,872,378	$ 25,796,909

Costs:
Sales of merchandise	$ 13,238,543	$ 13,280,601
Interest paid on capture-
of savings	1,377,353	(190,046)
Allowance for credit risks	1,480,217	806,685
Interest from funding
money transfers		11,486

	$ 16,096,113	$ 13,908,726

(*)
In January 1996, Elektra signed a 10-year exclusive agreement with Western Union for the transfer of money from the United States to Mexico. For this purpose, Western Union deposited US$ 142 million into an escrow account. These funds were invested by the escrow account in purchasing 2% of the shares of three subsidiaries of Grupo Elektra. Each year of the agreement, the escrow sells a portion of the shares of the subsidiaries equivalent to US$ 14.2 million, which are paid annually to Elektra as consideration for the exclusive services. In January 2006 a new contract was signed for an additional six years and one month. (See Note 16)

t. Use of estimates

Preparation of financial statements in accordance with Mexican GAAP requires that management make estimates that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

u. New announcements

In May 2004 Bulletin B-7, "Business Acquisitions," of Mexican GAAP was issued. This bulletin is mandatory for financial statements for periods beginning January 1, 2005, although early application was recommended. Bulletin B-7 provides updated rules for accounting treatment of business acquisitions and investments in associated entities and sets forth, among other aspects: adoption of the purchase method as the only valuation rule for these operations; and eliminates amortization of goodwill, which must be subject to impairment rules, provides rules for accounting treatment of transfers of assets or exchange of shares between entities under common control, as well as acquisition of minority interests based on the provisions in Bulletin B-8, "Consolidated and Combined Financial Statements and Valuation of Permanent Investments in Shares".

The financial statements as of December 31, 2005 and 2004 observe the provisions contained in this bulletin related to impairment of goodwill with the effects described in Notes 2-h, 2-i and 2-m.

In April 2004, Bulletin C-10, "Derivative Financial Instruments and Hedging Operations," of Mexican GAAP was issued, mandatory for financial statements beginning in January 2005. It establishes criteria for operations with derivative instruments that must be fulfilled in order to be considered as such and improves and adds definitions of terms. It incorporates provisions about the elements that participate in coverage operations, including the formal documentation before beginning the coverage and measurement of the effectiveness of the coverage, among other things, classifies coverages as three kinds: a) fair value, b) cash flow, and c) foreign currency, and provides specific rules for each type of coverage for its valuation, recognition, presentation and disclosure.

In general terms, Bulletin C-10 provides that for fair value coverage, the fluctuation in fair value for the derivative as well as the open risk position must be recognized in the results of the period in which it occurs, while for cash flow coverage, the effective part of the fluctuations of fair value must be recognized in the comprehensive income account within shareholders' equity, and the ineffective part must be recognized in the results for the period. The financial statements as of December 31, 2005 and 2004 provide early recognition of the provisions of this bulletin, with the effects mentioned in Note 10.

The effects of applying of this bulletin in the financial statements as of December 31, 2005 and 2004, represented a (decrease) increase in comprehensive income in the year ended on that date of ($ 41,965) and $ 76,349, respectively.

In April 2004 amendments were issued to Bulletin C-2 ("C-2") of Mexican GAAP, mandatory for financial statements beginning as January 1, 2005, although early application is recommended. C-2 establishes principally that fluctuations in the fair value of financial instruments classified as available for sale must be recognized in the comprehensive income and reclassified to the result for the period at the time they are sold, make possible transfers between some of the categories that the financial instruments are classified to, provided that they comply with conditions and rules for accounting recognition, expands the application of impairment of instruments available for sale and provides more accurate rules for its recognition. The financial statements as of December 31, 2005 recognize the effects of the provisions established in this bulletin.

In January 2004, new Bulletin D-3, "Labor Obligations", of Mexican GAAP was issued, which eliminates the concept of unforeseen payments that affect the results for the year in which the decision to pay them was made, replacing it with "Compensation at the end of the labor relationship" defined as the compensation granted to workers when the labor relationship is ended before reaching retirement age. Therefore it must follow rules for valuation and disclosure required for pensions and seniority premiums. The financial statements as of December 31, 2005 recognize the effects of the provisions established in this bulletin.

The Mexican Council for Research and Development of Financial Information Standards (CINIF) an independent organization created in 2002. Its principal objectives are to develop Mexican Financial Information Standards, processes for their investigation, preparation, issuance and broadcast, as well as achieving convergence with International Financial Information Standards.

As of June 1, 2004, CINIF replace the Accounting Principles Commission of the Mexican Institute of Public Accountants.

Beginning in 2006, financial statements must be prepared in accordance with Financial Information Standards. As of the date of presenting this report, the company was in the process of determining the effects of this rule.

v. Certain amounts from the previous period have been reclassified in order by conform the presentation of the current financial statements

NOTE 3. POSITION OF THE COMPANY IN FOREIGN CURRENCIES

The following information is expressed in thousands of U.S. dollars, because this is the Company's principal foreign currency.

The Company had the following foreign currency assets and liabilities:

2 0 0 5

Central and
	Mexico	South America (*)	Total

Assets	US$ 314,410	US$ 96,883	US$ 411,293
Liabilities	(7,654)	(50,697)	(58,351)

Net position - long	US$ 306,756	US$ 46,186	US$ 352,942

2 0 0 4

Assets	US$ 305,915	US$ 26,841	US$ 332,756
Liabilities	(6,056)	(26,326)	(32,382)

Net position - long	US$ 299,859	US$ 515	US$ 300,374

(*)	Denominated in various currencies and, are translated to US dollars at the exchange rates in effect on December 31, 2005 and 2004.

At December 31, 2005, the exchange rate was $ 10.61/US$ 1.00 ($ 11.15 as of December 31, 2004). As of March 6, 2006, the exchange rate was $ 10.70/US$ 1.00. The Company had entered into certain exchange rate hedging agreements as mentioned in Note 10.

Below is information on the principal operations carried out in foreign currency during 2005 and 2004.

	2 0 0 5	2 0 0 4

Income from money transfers	US$ 60,878	US$ 45,201
Sale of merchandise in Latin America	214,030	154,753
Merchandise imports	(118,633)	(92,573)
Interest paid	(5,692)	(29,598)
Fees	(3,268)	(3,077)
Other	(62,875)	(37,383)

Net	US$ 84,440	US$ 37,323

NOTE 4. LOAN PORTFOLIO AND SECURITIZATION OF THE PORTFOLIO

Loan portfolio balances are as follows:

	2 0 0 5	2 0 0 4

Consumer loans	$ 13,271,594	$ 9,469,450
Personal loans	3,412,000	2,723,000
Other loans	6,038	150,634

Total loan portfolio	16,689,632	12,343,084

Less:
Past due receivables written-off in the year	(1,477,594)	(605,455)
Allowance for doubtful accounts (Note 2-e)	(651,699)	(649,076)

Net portfolio Mexico and Panama	$ 14,560,339	$ 11,088,553

Net portfolio Latin America	$ 906,069	$ 586,051

Total net portfolio	$ 15,466,408	$ 11,674,604

Movement in the allowance for doubtful accounts (preventive for credit risks) is shown below:

	2 0 0 5	2 0 0 4

Initial balance	$ 649,076	$ 447,846
Increases	1,480,217	806,685
Applications	(1,477,594)	(605,455)

Final balance	$ 651,699	$ 649,076

On December 26, 2005 the consumer portfolio 14 weeks or more overdue was sold to a third party independent of the group for $ 96,839, recognizing this operation as income. These accounts payables are included in the category of allowance for doubtful accounts. Its nominal balance amounts $ 552,000. This operation permitted the following:

  Improvement of the relation between the past due portfolio to the total portfolio and its effect on the allowance for doubtful accounts.

  Generated income of $ 96,839 from the sale of the portfolio and therefore improvement in the results for the period.

NOTE 5. INVENTORIES

	2 0 0 5	2 0 0 4

Electronics	$ 1,649,272	$ 1,477,624
Household appliances	1,012,419	907,052
Computers	563,616	504,958
Furniture and fixtures	413,197	370,194
Telephones	550,290	493,019
Other	75,370	67,525

	$ 4,264,164	$ 3,820,372

NOTE 6. PROPERTY, FURNITURE, EQUIPMENT AND INVESTMENT IN STORES

			Average annual
			depreciation and
			amortization
	2 0 0 5	2 0 0 4	rate (%)

Buildings	$ 2,341,382	$ 2,352,113	3
Computer equipment	2,002,345	1,932,449	30
Satellite network	372,079	508,577	10
Transportation equipment	612,660	566,627	23
Furniture and fixtures	1,010,550	983,370	14
Machinery and equipment	315,695	380,701	10

To next page	6,654,711	6,723,837

			Average annual
			depreciation and
			amortization
	2 0 0 5	2 0 0 4	rate (%)

From previous page	$ 6,654,711	$ 6,723,837
Accumulated depreciation	(4,066,861)	(3,877,002)

	2,587,850	2,846,835
Land	1,105,464	1,026,705

	3,693,314	3,873,540
Investment in stores, net	1,788,489	1,549,157	20

	$ 5,481,803	$ 5,422,697

NOTE 7. INVESTMENTS IN SHARES

	2 0 0 5	2 0 0 4

CASA and TV Azteca	$ 925,627	$ 724,805
Empresas Turísticas Integradas, S. A.		39,001
Banco Azteca (Panama)		116,386
Azteca Daños, S. A.	31,732
Training center	34,175
Other	66,331	68,104

	$ 1,057,865	$ 948,296

On March 26, 1996, Grupo Elektra acquired 35.85% of the capital stock of CASA, represented by 371,853 Series N common shares through capitalization of accounts receivable of US$ 45.4 million and contribution in cash of US$ 62.2 million. CASA is the holder of 90% the capital of Azteca Holdings, S. A. de C. V. (Azteca Holdings), which owns 53.1% of the capital of TV Azteca, S. A. de C. V. (TV Azteca) and 98.37% of Grupo Desarrollo Inmobiliario Salinas, S. A. de C. V. (GDIS), previously Grupo Cotsa, S. A. de C. V. which in turn owns 3.1% of TV Azteca.

Grupo Elektra has the right to exchange part or all of the CASA shares at any time before March 26, 2006 for 226.4 million CPOs of TV Azteca, owned by Azteca Holdings. This exchange right will permit Grupo Elektra to own 7.6% of the capital stock of TV Azteca.

Through its indirect participation in TV Azteca, Grupo Elektra indirectly owns 9.1% of Azteca Web, S. A. de C. V. and 9.1% of Todito Card, S. A. de C. V. (companies which arose from the spin off through which Todito Com, S. A. de C. V. disappeared). (See Note 8).

NOTE 8. ACCOUNTS RECEIVABLE AND SIGNIFICANT OPERATIONS WITH RELATED PARTIES

	2 0 0 5	2 0 0 4

Iusacell, S. A. de C. V. and subsidiaries (Iusacell)	$ 300,415	$ 333,791
Unefon and subsidiaries	33,942	124,739
Círculo de Crédito	23,238	-
Azteca Holdings and subsidiaries	(7,014)	(20,252)
Other	71,939	79,065

	$ 422,520	$ 517,343

Below are the principal transactions with related parties:

Television advertising agreements entered into with Azteca Holdings and subsidiaries

In March 1996, Elektra signed an agreement with TV Azteca, whereby Grupo Elektra (or any other Company in which Grupo Elektra has an investment) is entitled to receive for each of the following ten years, a minimum of 300 advertising spots per week (with a duration of 20 seconds each), equivalent to 5,200 minutes per year of advertising in time not sold by TV Azteca, in return for a minimum annual payment of US$1.5 million. In the years ended December 31, 2005 and 2004, the Company recorded advertising expenses related to this agreement in the amount of $ 16,453 and $ 17,596, respectively.

Since 2000, Elektra and TV Azteca have signed several advertising agreements through which TV Azteca broadcast commercials for Elektra. The sales price is determined based on rating points assigned for broadcast hours for programs on channels 7 and 13 of TV Azteca. For the years ended December 31, 2005 and 2004, Grupo Elektra paid for these $ 190,101 and $ 120,383, respectively.

On May 26, 2005, the company signed an advertising agreement with TV Azteca (the 2006 advertising agreement) where TV Azteca will broadcast advertising spots for us at prices based on rating points assigned per program on channels 7 and 13 of TV Azteca. Our rights under the 2006 advertising agreement cannot be assigned to third parties. The term of the contract runs from January 1, 2006 to December 31, 2006. TV Azteca received $ 120,000 for this service, which was paid in advance on June 3, 2005. This included a discount of $ 15,880.

Unefon promotion and service distribution agreements in Elektra stores

a. Grupo Elektra signed a mandatory 10 year agreement with Unefon, beginning January 1, 2000 to promote and distribute Unefon services in the Grupo Elektra store network in Mexico. For providing these services, Elektra and SyR have the right to receive:

i.
A 20% discount (which was modified as of September 1, 2002 to 26.5%) or a minimum of $ 150 for each piece of telephone equipment purchased from Unefon (this amount is restated annually applying factors derived from the INPC).

ii.	A payment equivalent to 9% as of July 1, 2003 and 5.8% before that date, on the air time sold in Elektra and SyR stores for use on the Unefon network through prepaid cards.

iii.
Until May 31, 2003, a payment equivalent to 5.8% of net interconnection revenues from the "caller pays" service from subscribers activated in the Elektra and SyR stores. As of June 1, 2003 the agreement was modified, canceling this commission. Instead, it received 2% of total sales of air time from promotions carried out with all customers.

iv.	An annual lease payment of US$3,000 corresponding to space at Elektra and SyR stores to install Unefon transmission towers, antennas and equipment.

As of December 31, 2005 and 2004, Elektra and SyR income from the above-mentioned items amounted to $ 31,364 and $ 25,665, respectively.

The terms of these agreement deferred payment related to air time, interconnections and spaces rented during 2003 and 2004 and this payment must be made in December 2005. All deferred amounts included in this agreement accrue interest at a rate equivalent to the average annual rate of the Grupo Elektra debt in Mexican pesos. As of December 31, 2005 and 2004, this was 9.89% .

b. Credit PLUS Agreement

On November 1, 2000, the Company signed a five-year agreement with Unefon as an alternative to promote and facilitate sales of terminals and air time through a credit plan known as "Credito Plus." This agreement does not imply novation, substitution, modification or extinction of the obligations established in the first agreement.

This agreement contained a commission of 16.5% of air time sold in Grupo Elektra stores for use on the Unefon network through prepaid cards. The commissions are paid upon accrual. During 2005 and 2004, no commissions were paid because there were no operations under these terms.

c. Equipment purchase agreement

On December 29, 2004, the Company signed an agreement where Elektra carried out the negotiation and purchase of equipment from manufacturers or suppliers.

Unefon will order from Elektra through a purchase order for a maximum of USD $ 18 million the number, models and features of telephone equipment that it needs, as well as the terms and conditions for delivery. Unefon will pay Elektra as a commission in addition to the price of the equipment, 1% when supplier financing is up to 60 days, and 2.5% if financing is at 60 days. This percentage may never be less than 1% or greater than 3% of the total value of the order.

d. On November 1, 2000, Elektra Comercial, The One and Salinas and Rocha (acting as a group) made a 10 year agreement with Unefon to rent the space needed to install its communications equipment. According to this contract, the group will receive US$ 3,000 for space rented.

e. Grupo Elektra authorized granting a loan to Unefon for working capital for the amount of the $ 67,155 made on February 9, 2005 for a term of less than 60 days with an interest rate of 22.8% on the balance. Unefon paid off the loan on March 31, 2005. Interest earned amounted to $ 1,533, which was recorded in comprehensive cost of financing.

f. For the years ended December 31, 2005 and 2004, sales of equipment and other electronic appliances is made by the Company to Unefon amounted to $ 342,345 and $ 324,032, respectively.

Agreements signed with Iusacell, S. A. de C. V. (Iusacell)

a. On August 5, 2003, Elektra, SyR and Iusacell signed an agreement, whereby Elektra and SyR are to provide Iusacell with space at their stores to set up a point of sale and promotion of its telephone services, as well as promotional advertising and publicity. For these services, Elektra and SyR are to receive US$ 2.5 million during 2003 and 2004. The term of this agreement is from August 5, 2003 to August 4, 2004. In December 2004, this agreement was renewed until December 31, 2005 for the amount of US$ 4.2 million.

b. On August 5, 2003, Elektra, SyR and Iusacell signed an agreement, whereby Elektra and SyR are to provide support for the promotion, through advertising campaigns, of the services offered by Iusacell at their stores. For these services, Elektra and SyR received US$ 5 million, payable during 2003 and 2004. The term of this agreement is from August 5, 2003 to December 31, 2004. It was renewed in December 2004 until December 31, 2005 for the amount of US$ 2.5 million.

During 2005 Elektra issued a credit note to Iusacell for $ 20,000, corresponding to rebates.

c. On August 2, 2003, Elektra and Iusacell signed a sales commission agreement for a ten-year term, whereby Iusacell designated Elektra as commission agent to promote and commercialize Iusacell services and sell the products at its chain of stores distributed throughout Mexico.

Elektra must use the "Commercial Trademarks" solely and exclusively to promote, commercialize and sell Iusacell services. For its part, Iusacell will pay Elektra a commission for sales of its products to the general public.

d. On October 1, 2003, Grupo Elektra and Iusacell signed a master agreement for an indefinite term, whereby Iusacell grants Elektra the right to operate and manage its "Immediate Solution Centers" (CSI), consisting of a chain of 103 stores through which Iusacell commercialized its cellular phone services throughout Mexico. The format of the stores was changed and called "Elektricity." These stores will offer to the public, aside from Iusacell products and services, a number of its own and third-party products

According to this agreement, Elektra is to collect from the clients on behalf of Iusacell for: advance rent payments, guarantee and bond deposits, and differences in the cost of equipment, etc. and to deposit weekly to Iusacell the amounts received at the CSIs for these items, less the commission to which Elektra is entitled for managing the business.

On the other hand, Elektra pays to Iusacell, when applicable, compensation for the following items: royalties for managing and operating the CSIs, use of trademarks, use of computer systems, personnel training and rent of assets.

After making this agreement, Iusacell assigned to Elektra the rights under the lease agreements to some buildings that house the CSIs, and subleases the buildings to Elektra. As of October 2003 Elektra paid the rent for the CSI and charges Iusacell S. A. a proportional amount of that rent.

Elektra receives from Iusacell, S. A. a commission based on percentage of sales (the percentage varies according to the product or service sold). Elektra also receives a commission on sales from the Viva Control Plan, plus a commission on airtime sold.

The Company receives a commission on airtime sold.

During 2005 Elektra returned to Iusacell operation of the "Elektricity" stores.

From these commercial relationships, Grupo Elektra recorded net income and expenses for the concepts mentioned in those contracts, of $ 269,283 and $ 167,823, as of December 31, 2005 and 2004, respectively.

e. On August 1, 2003, a checking account agreement between IUSACELL and Elektra for $ 80,000 to control and record the reciprocal remittances derived from the corporate, commercial, contracting, financing, administration and service agreements between both companies. Iusacell delivered a promissory note for US$ 7.0 millions as a performance guarantee for the obligations it assumed. The agreement is for an indefinite period of time. The Company recorded interest income charged Iusacell of $ 10,700 and $ 20,716, for the years ended December 31, 2005 and 2004, respectively.

f. During 2005 and 2004, Iusacell signed an agreement with Elektra for an indefinite period to directly negotiate and purchase terminal equipment from manufacturers or suppliers. The amount of these operations was $ 343,421 and $ 278,398, respectively. Further, this operation generated late interest for Elektra of $ 4,933.

g. On July 1, 2004, Elektra and BAZ signed an agreement with Iusacell for providing voice telecommunications services. Further, on February 1, 2005 another agreement was signed to provide mainly last mile voice, data, connectivity, monitoring and equipment management services. The first agreement has an indefinite period and the second has a mandatory period of one year for Elektra and for three years for BAZ. The amounts charged depend on the destination of the call or the capacity of the network. Income generated by these operations amounted to $ 36,179 and $ 10,725 for the years ended December 31, 2005 and 2004.

h. Further, in 2005 the Company recorded income from commissions for managing the portfolio of $ 10,056 and interest earned of $ 4,069.

NOTE 9. SHORT-TERM AND LONG-TERM DEBT

	Amount		Interest rate
	2 0 0 5	2 0 0 4	2 0 0 5	2 0 0 4

Bank loans from the
Banco de México (FIRA)	$ 1,915,714	$ 1,845,904	10.29%	10.29%
Stock market certificates	3,740,000	3,719,979	11.23%	10.97%
Interest accrued	8,905	17,175

	5,664,619	5,583,058
Less, short term portion	(1,148,905)	(1,050,503)

Long-term debt	$ 4,515,714	$ 4,532,555

a. Bond issuance of US$ 275 million

On March 22, 2000, Grupo Elektra completed a private bond offering of US$ 275 million maturing in 2008, resulting in net proceeds of US$ 268 million. These bonds were subsequently publicly registered in the stock market in the United States of America. Interest on the Notes is 12% fixed.

On April 30, 2004 the Company prepaid these bonds for US$ 275 million, recording in the results for the year liquidated damages of $ 202,319, plus interest of $ 122,092. These are presented in the comprehensive cost of financing.

b. Issuance of stock market certificates (CEBURES)

On March 31, 2004, Grupo Elektra established a CEBURES program which provides short-term borrowing of up to $ 1,000,000. At December 31, 2005 Grupo Elektra had placed $ 400,000, maturing on February 23, 2006 and subject to interest at the Interbank Interest Compensation Rate (IICR), plus 2.0% payable monthly. As of December 31, 2005 and 2004, interest charged to results for this financing amounted to $ 39,661 and $ 45,103, respectively.

On June 17, 2004, Grupo Elektra established a CEBURES program for placing short-term loans of up to $ 1,000,000. This expired May 18, 2005 and was renewed on that date with maturity on May 10, 2006. As of December 31, 2005 it had placed $ 600,000 and was subject to an interest rate determined at the Interbank Interest Compensation Rate (IICR), plus 2.20% payable monthly. As of December 31, 2005 and 2004, interest charged to results for this financing amounted to $ 45,005 and $ 33,909 respectively.

c. Unsecured bank loans with INBURSA

On November 23, 2005, Grupo Elektra made an unsecured loan with INBURSA for $ 220,000 for a term of one year and an annual rate of 11.12% . As of December 31, 2005, Grupo Elektra had a debt for this concept of $ 140,000. Interest charge to results for the year ended on that date for this financing amounted to $ 2,128.

d. Bank of Mexico loans (FIRA)

As of December 31, 2004, Banco Azteca had contracted loans with the Bank of Mexico (FIRA) for the amount of $ 1,915,714, which are subject to an IICR rate less 1.75% percentage points, with three-year maturity dates. This program is designed to place money as support for rural areas. Banco Azteca acts as an intermediary.

e. Issuance of stock market certificates (NAFINSA)

On March 19, 2004, the Company securitized rights to present and future commissions charged to users of "Dinero Express" (Money Express) for electronic money transfer services within Mexico. To achieve this, it created a trust, whose equity is represented by the right to collect these commissions, which issued stock market certificates in the total amount of $ 2.6 million (nominal), which will be amortized increasingly as of March 2006 with a first payment of $ 260,000, with an average annual increase of 12%, with the final maturity eight years from the date of issuance. These stock market certificates will grant its holders yields calculated at IIRC plus 2.5 points, which will be settled every 28 days. (See Note 9-a)

Net funds received by the Company were used to pay the bonds for US$ 275 million issued by Grupo Elektra. (See Note 9-a)

NOTE 10. DERIVATIVE FINANCIAL INSTRUMENTS

a. Derivative instruments based on Company share prices

Grupo Elektra has carried out several financial transactions based on Company share prices in U.S. dollars and Mexican pesos. Unrealized gains and losses are recognized in the balance sheet as either assets or liabilities.

Beginning in 2004, the company decided on early adoption of the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Operations," of Mexican GAAP. As of December 31, 2005 and 2004, the effects of these operations amounted to $ 17,039 and $ 647,576 respectively, which were recognized in comprehensive cost of financing and ($ 41,965) and $ 76,349, respectively, in comprehensive income. (See Notes 2-c, 2-u and 10)

For the various financial derivative financial operations that Grupo Elektra carries out, there is a guarantee created for paying compensation agreed to in the contracts. These amount to $ 2,598,208 and $ 1,325,387 as of December 31, 2005 and 2004 respectively. (See Note 2-p)

The valuation of the derivative financial instruments, based on Company Price shares, as of December 31, 2005 and 2004, is made up of the following:

				Fair
				value of the
	Underlying	Initial		financial
Year	shares	price	Notional amount	instrument

2005	1,600,000	US$ 8.6311	US$ 13.8 million	$ 2,813
	1,067,228	US$ 8.5071	US$ 9.1 million	3,267
	1,201,800	US$ 8.6241	US$ 10.4 million	2,241
	1,200,000	US$ 7.1671	US$ 8.6 million	20,841
	1,500,000	US$ 7.2613	US$ 10.9 million	24,640
	1,400,000	US$ 7.5499	US$ 10.6 million	18,927
	1,500,000	US$ 7.4255	US$ 11.1 million	21,225
	2,500,000	US$ 7.3307	US$ 18.3 million	38,147
	2,000,000	US$ 7.1213	US$ 14.2 million	35,000
	1,500,000	US$ 7.1473	US$ 10.7 million	25,844
	1,600,000	US$ 7.3724	US$ 11.8 million	23,764

To next page				216,709

				Fair
				value of the
	Underlying	Initial		financial
Year	shares	price	Notional amount	instrument

From previous page				$ 216,709
	1,500,000	US$ 7.3477	US$ 11.0 million	22,688
	2,300,000	US$ 8.8797	US$ 20.4 million	(1,559)
	1,150,000	PS$ 86.50	PS$ 99.5 million	8,625
	2,000,000	PS$ 82.00	PS$ 164 million	24,000
	1,861,000	PS$ 83.58	PS$ 155.5 million	19,392
	1,880,600	PS$ 81.30	PS$ 152.9 million	23,884
	1,559,400	PS$ 91.50	PS$ 142.7 million	3,898
	2,072,130	PS$ 76.50	PS$ 158.5 million	36,262

				353,899
Interest payable				(18,886)

				$ 335,013

2004	1,500,000	US$ 5.3305	US$ 7.9 million	$ 68,287
	1,200,000	US$ 5.2105	US$ 6.2 million	56,289
	1,500,000	US$ 5.8789	US$ 8.8 million	58,499
	1,400,000	US$ 5.9533	US$ 8.3 million	53,365
	2,500,000	US$ 5.6827	US$ 14.2 million	103,188
	2,000,000	US$ 7.1586	US$ 14.3 million	48,372
	1,500,000	US$ 7.1624	US$ 10.7 million	36,236
	1,600,000	US$ 7.2214	US$ 11.3 million	39,643
	1,500,000	US$ 7.1111	US$ 10.8 million	35,256
	2,300,000	US$ 9.3974	US$ 21.6 million	(3,124)

				496,011
Interest payable				(5,223)

				$ 490,788

b. Exchange rate and interest rate derivative financial instruments

In order to reduce exchange-rate fluctuations in the long or short position exchange rate as of December 31, 2005, the company carried out purchase and sales of futures contracts in order to hedge Peruvian soles and American dollars with Peruvian financial institutions (Interbank and Continental) and futures sales contract of US dollars (USD 28 day) on the "Mex-Der".

The positions of current operations in hedging financial instruments as of December 31, 2005 and 2004 are analyzed below:

	Contract value
	2 0 0 5

	Contract		National
Operation	number	Underlying	nominal	Fair	Net balance

			(flows deliverable)	(flows receivable)

Purchases	1,206,913	Interest rate	$ 2,600,000	$ 2,633,517	$ 33,517
Purchases	1,217,990	Interest rate	1,723,800	1,736,528	12,728
Purchases	1	Peruvian sol	6,000	6,000	-
Sales	4,557	US dollar	494,000	509,000	15,000
	2	Peruvian sol	279,000	287,000	8,000

			5,102,800	5,172,045	69,245
Interest receivable					809

			$ 5,102,800	$ 5,172,045	$ 70,054

	2 0 0 4

Purchases	1,206,913	Interest rate	$ 2,600,000	$ 2,708,378	$ 108,378
Purchases	2,500	Interest rate	255,000	255,000	-:
Sales	300	US dollar	35,000	34,000	1,000

			2,890,000	2,999,378	109,378
Interest receivable					(308)

			2,890,000	2,999,378	109,070

Purchase and sales operations carried out by the company whose underlying goods referred to the Peruvian soles and US dollar fall in the exchange rate range of from $ 3.2618 to $ 3.4582 as of December 2005.

Sales operations whose underlying goods are referenced to the US dollar - Mexican peso ($ 28 day) agreed to by the company in making futures contracts, falling in the exchange rate range of from $ 11.5259 to $ 11.6970 in 2005 (from $ 11.1700 to $ 11.4150 in 2004).

Purchase operations whose underlying goods are referenced to the exchange rate (IIRC 28 day) agreed to by the Company in making its futures contracts, falling in the range of from 6.36% and 8.60% as of December 2004.

Effects of valuation recognized in comprehensive cost of financing, representing 2005 income of $ 8.7 million and $ 8.2 million for purchase and sales operations of Peruvian soles and for sale of US dollars, respectively

The effects of valuation recognized in a comprehensive cost of financing represent in 2004 an expense of $ 0.32 million for interest rate purchase operations and an income of $ 0.72 for US dollars sales operations.

Grupo Elektra has made interest rate coverage operations with Credit Suisse First Boston Bank to cover this type of financial risk. As of December 31, 2005 and 2004 it has contracted interest rate hedging for which it receives (IIRC 91 day) plus 2.5%, and pays a fixed rate of 10.25% . Interest paid for these operations amounted to ($ 45,484) and $ 18,177 respectively.

NOTE 11. OPERATING AND FINANCIAL LEASING

In order to conduct its operations, the Company leases commercial space, which involves payment of rent previously established or determined (fixed rent), or a percentage of each store's monthly sales (variable rent).

	2 0 0 5	2 0 0 4

Fixed rents	$ 195,304	$ 337,006
Variables rents	13,615	34,715

	$ 208,919	$ 371,721

Below is an analysis of the minimum annual rent agreed to in the lease contracts made for a term of more than one year.

Year	Amount

2006	$ 503,424
2007	368,298
2008	309,690
2009	197,788
2010 and on	540,059

Total of minimum payments agreed to	$ 1,919,259

Further, the company has acquired computer equipment, through making U.S. dollar financial leasing contracts with the option to buy effective until 2005. The liability for these contracts as of December 31, 2004 amounts to $ 2,454.

NOTE 12. LABOR OBLIGATIONS

As of December 31, 2005 and 2004, the company had the following labor obligations.

a Seniority premium

Employees who leave the company are entitled to a seniority premium, which will be determined in accordance with the provision of Mexico's Federal Labor Law.

b. Indemnities

Those workers who are terminated without good cause have right to an indemnity which will be fixed under the terms of Mexico's Federal Labor Law.

c. Pension plan

In accordance with the provisions of the collective bargaining agreement, those workers to reach 65 years of age have the right to participate in a pension and retirement plan in accordance with the provisions of that contract.

The liability for that concept an annual cost of benefits are calculated by an independent actuary in accordance with the bases defined in the plans, using the projected unitary cost method. The present value of these obligations and the rates used in the calculation are as follows:

	2 0 0 5	2 0 0 4

Actual benefits obligation	$ (106,070)	$ (81,112)

Projected benefits obligation	$ (128,380)	$ (98,606)
Plan assets	14,394	12,799

Financing position	(113,986)	(85,807)

Items to be amortized:
Temporary liability.	5,488	5,629
Cost for previous services (modifications
to the plan to be amortized)	1,734	1,168
Variations in assumptions and adjustments for
experience to be amortized (profits) losses	12,025	16,265

Projected net	(94,739)	(62,745)

Net projected obligation LAM	(14,083)	(5,090)

Net projected obligation, total	$ (108,822)	$ (67,835)

	2 0 0 5	2 0 0 4

Net cost for the period	$ 17,532	$ 17,722

Real rates used in actuarial calculations:
Interest rate and discount	5.50%	5.50%
Wage increase rate	1.50%	1.50%
Estimated inflation	3.33%	5.19%

The amortization period for the items to be amortized is as follows:

Years
Concept	Remaining

Prior services and modifications to the plan	10
Transitional (asset) liability	9
Variations in assumptions	12

Net cost for the period is made up of:

	2 0 0 5	2 0 0 4

Labor cost	$ 12,144	$ 12,291
Financial cost for the year	5,344	5,424
Yield on assets	(681)	(704)
Amortization of:
Transitory obligation (asset)	322	320
Cost for prior services	97	59
Variations in estimates	306	332

Net cost for the period	$ 17,532	$ 17,722

b. Seniority premium plan

As of December 31, 2005 and 2004, there was a plan to cover seniority premium payments, which are determined in accordance with actuarial studies carried out by independent experts using the projected unitary cost method.

This plan consists of a sole payment of 12 days for each year worked based on final salary, limited to twice the minimum salary established by law.

As of December 31, 2005 and 2004, the present value of these obligations and the rates used in their calculation are shown below:

	2 0 0 5	2 0 0 4

Obligation for actual benefit obligation	$ (17,069)	$ (13,050)

Projected benefit obligation	$ (18,806)	$ (14,332)

Financing position	$ (18,806)	$ (14,332)
Transitional obligation.	1,099	1,085
Variations in assumptions and adjustments for
experience to amortize (earnings) losses	(3,033)	873

Net projected obligation	$ (20,740)	$ (12,374)

Net cost for the period	$ 5,984	$ 4,217

Real rates used in the actuarial calculations:
Interest and discount rate	5.50%	5.50%
Salary increase rate	1.50%	1.50%
Estimated inflation	3.33%	5.00%

Amortization period for items to be amortized is one year.

Net cost for the period is made up of:

	2 0 0 5	2 0 0 4

Labor cost	$ 4,680	$ 3,383
Financial cost for the year	804	744
Amortization of:
Transitional obligation (asset)	484	69
Variations in assumptions	16	21

Net cost for the period	$ 5,984	$ 4,217

c. Legal indemnity

As of December 31, 2005, the company had created a plan to cover legal indemnity costs, which were determined in accordance with actuarial studies carried out by independent experts under the projected unitary cost method.

The plan consists of the amount of three months of wages plus 20 days per year of service in case of unjustified termination and according to the terms of Mexico's federal labor law.

As of December 31, 2005, the present die in of these liabilities and rates used for calculations are shown below:

2 0 0 5

Actual benefit obligation	$ (16,366)

Projected benefit obligation	$ (16,983)

Financing position	$ (16,983)
Transitory liability as of December 31
1999 to be amortized	9,783
Variations in assumptions and adjustments for
experience to be amortized (income) losses	(7,571)

Net projected obligation	$ (14,771)

Net cost for the period	$ 13,815

Real rates used in actuarial calculations:
Interest rate and discount	5.50%
Wage increase rate	1.50%
Estimated inflation	3.33%

                                      The net cost for the period is made up of:

2 0 0 5

Labor cost	$ 8,640
Financial cost for the year	657
Amortization of:
Transitional liability (assets)	4,518
Variations in assumptions

Net cost for the period	$ 13,815

NOTE 13. SHAREHOLDERS' EQUITY

a. Share structure

As of December 31, 2005 and 2004, capital stock is represented by 236,302,308 and 244,825,390 shares, respectively, of one series, distributed as shown below:

	Number of shares

	2 0 0 5	2 0 0 4	2 0 0 5	2 0 0 4

Authorized capital (*)	284,291,164	288,630,604	$ 655,234	$ 665,236
Treasury shares	(38,751,396)	(38,751,396)	(89,314)	(89,314)
Repurchased shares	(9,237,400)	(5,053,818)	(21,290)	(11,648)

Subscribed and paid in capital
stock	236,302,368	244,825,390	544,630	564,274

Increase from restatement			196,231	187,844

Capital stock as of December 31			$ 740,861	$ 752,118

(*)
The Annual General Ordinary shareholders' Meeting of March 31, 2005 approved cancellation of 4,339,440 shares in a sole series which were in the company's repurchased fund in order to free up available capacity for repurchase of the fund as well as help decrease volatility in share prices in situations of excess offer in the market.

Dividends paid from retained earnings that do not come from the Net Fiscal Profit Account (CUFIN) are taxed at 30% in 2005 (29% in 2006 and 28% in 2007) charged to the company on the result of multiplying the dividend paid by a factor of 1.4285 in 2005 (1.4090 in 2006 and 1.3889 in 2007).

Tax paid may be credited against income tax incurred by the company in the three following years. Reductions in capital are considered to be dividends when they exceed shareholders' equity over the sum of the balances of the Capital Contribution accounts, Net Fiscal profit and Net Reinvested Fiscal Profit Accounts according to the procedures established in Mexico's Income Tax Law. As of December 31 2005 and 2004, the CUFIN amounts to $ 228,705 and $ 477,601 respectively. The capital contribution account as of December 31 2005 and 2004 amounts to $ 8,484,307 and $ 8,262,822, respectively, determined in accordance with current fiscal provisions.

b. Share option purchase plan for executives

In February 1994 Grupo Elektra established a share option purchase plan for executives, through which some employees could acquire options to purchase share of Grupo Elektra at an average price of $ 12.50, $ 16.25 and $ 20 (nominal) per share. The options could be exercised in equal parts during a five year period, provided that the Company fulfilled certain annual goals principally related to increasing net income. If these goals were not achieved, the exercise of the options could be postponed until the next year, but not later than February 28, 2024.

During the year ended December 31, 2004, the Technical Committee approved a reduction in the purchase prices of the shares, fixing them at $ 7.26, $ 11.01 and $ 14.76, for those employees who decide to exercise options through purchasing shares before December 31, 2004, paying at least 20% of the total value of the option.

As of December 31, 2005 and 2004, there are 44,341 options assigned to exercise.

c. Restricted earnings

According to the organizational and operational authorization for Banco Azteca issued by Mexico's Treasury Ministry, the bank may not distribute dividends during its first three years. Therefore, beginning in 2006, BAZ may decree dividends.

d. Comprehensive income

Comprehensive income is composed of the following (See Note 2-q):

	2 0 0 5	2 0 0 4

Net income of majority shareholders	$ 2,977,085	$ 1,932,983
Income on interest rate hedging instruments	(41,965)	76,349
Effects from minority shareholders		(46,867)
Loss from the result of holding non-monetary assets	(357,533)	(145,862)

Consolidated comprehensive income	$ 2,577,587	$ 1,816,603

e. Dividend decree

The Annual General Ordinary Shareholders' Meeting of March 30, 2005 approved paying of dividends from the Net Fiscal Profit Account in the amount of $ 271,504 ($ 254,511 historical), which were paid on April 8, 2005 through the Securities Deposit Corp. (SD Indeval).

f. On June 1, 2005 the Shareholders' Meeting resolved to cancel the Global Depositary Shares program and terminate the Deposit Agreement dated November 29, 1994 made between the company, the Bank of New York and the holders of the Global Depositary Shares.

NOTE 14. INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING

This heading is composed of the following:

	2 0 0 5	2 0 0 4

Income tax incurred	$ 1,201,355	$ 388,783
Deferred income tax	(266,304)	229,409
Workers' profit-sharing incurred		5,867

	$ 935,051	$ 624,059

The company is subject to income tax and asset tax. Income tax is calculated by considering taxable some effects of inflation, such as depreciation calculated on values in constant prices and the deduction of purchases instead of cost of sales, which permits deducting current costs, and the effect of inflation is accumulated or deducted on certain monetary liabilities and assets through the annual adjustment for inflation. The income tax rate for 2005 was 30% and 33% in 2004.

The company has consolidated fiscal losses together with its subsidiaries, and the right to take the tax-loss carry-forwards expires on the dates mentioned below:

Year expires	Amount

2006	$ 11,074
2007	12,043
2008	21,443
2009	65,942
2010	186,628
2011	261,963
2012	283,628
2013	16,601
2014	197,139
2015	70,207

$ 1,126,668

Fiscal losses may be restated by applying factors from the INPC until the date of amortization. Grupo Elektra prepares a consolidated tax return (income and asset tax) including all of its subsidiaries. Further, its subsidiaries file an individual tax return. Beginning in 2005, the fiscal consolidation regime permits determination of this result with 100% of share participation of subsidiaries (60% in 2004). As of December 31, 2005, the company had no tax-loss carry-forwards based on fiscal consolidation.

The Asset tax is 1.8% of the net average of the majority of assets (at restated values) and of some liabilities. It is only paid on the amount that exceeds income tax for the year. Any payment made is recoverable against the amount that the income tax exceeds Asset tax in the following ten years.

As of December 31, 2005, the company had no asset tax recoverable Below is a table of the effects of the principal temporary differences, without including the items corresponding to foreign subsidiaries, on which deferred taxes were recognized:

	2 0 0 5	2 0 0 4

Deferred tax liability:
Inventories	$ (1,333,234)	$ (1,041,446)
Property, furniture, equipment
and investment in stores		(40,890)
Prepaid expenses	(192,947)	(210,980)
Derivative financial instruments	(120,043)	(181,524)
Accumulated income		(309,998)
Other	(16,909)	(11,824)

	(1,663,133)	(1,796,662)

Deferred tax asset:
Tax loss carry-forwards	326,734	482,751
Property, furniture, equipment
and investment in stores	200,832
Asset tax recoverable		19,122
Allowance for bad debts	178,137	90,364
Other	66,632	47,323

	772,335	639,560

Deferred tax liability, net	$ (890,798)	$ (1,157,102)

NOTE 15. INFORMATION BY SEGMENTS

Financial information regarding business segments operated by the company as of December 31, 2005 and 2004 is presented below:

	2 0 0 5

	Commercial	Financial
	group	Group	International	Other	Consolidated

Income	$ 17,809,193	$ 10,808,809	$ 2,254,376		$ 30,872,378
Depreciation and amortization	(433,329)	(391,191)	(57,293)	$ (472,602)	(1,354,415)
Operating profit	3,131,362	925,819	241,330	(472,602)	3,825,909
Total assets	16,707,295	32,420,426	1,530,432		50,658,153

	2 0 0 4

Income	$ 17,994,431	$ 6,015,705	$ 1,786,773		$ 25,796,909
Depreciation and amortization	(304,941)	(252,262)	(43,932)	$ (660,987)	(1,262,122)
Operating profit	3,269,479	320,857	75,669	(660,987)	3,005,018
Total assets	12,579,147	25,630,852	1,210,870		39,420,869

The information by segment is presented in the same format used by Company management to evaluate each business. An operating segment is defined as a component of the Company dedicated to business activities from which it obtains income and incurs costs and expenses, with regard to which it prepares information to make decisions and that management periodically evaluates for assigning resources. Accounting policies for the segments are the same as described in the summary of significant accounting policies.

Some assets and expenses, such as property, furniture and equipment and other assets, non-assignable corporate expenses, depreciation and amortization are distributed to the segments and have been included in the column Other. The Company evaluates the performance of the business based on the profit (loss) before these expenses.

The commercial segment includes principally the sale of an extensive variety of prestigious brands of consumer electronics, appliances and home furnishings in Mexico, as well as money transfer services from the United States of America to Mexico and within Mexico, sales of guarantees and photo finishing services and sale of photographic equipment.

The credit segment includes principally accrued and overdue interest charged by BAZ, as well as the expenses incurred to administer the credit granting operations, among which are considered the allowance for credit losses and interest to finance the portfolio. It also includes income, costs and expenses of operations generated by business units SAZ, AAZ and BAZ Panama.

The international segment represents the commercial operations of the company in four Latin American countries: Guatemala, Honduras, El Salvador and Peru.

The other segment includes corporate expenses as well as those assets not easily identifiable within an individual segment.

NOTE 16. SUBSEQUENT EVENTS

In 1996 Grupo Elektra and Western Union signed a 10 year agreement where Grupo Elektra, through its Elektra, Salinas y Rocha, Bodega de Remates and Banco Azteca branches would function as a paying agent for money transfers to Mexico. (See Note 2-s)

The contract was renewed on January 11, 2006 for six years and one month, with financial conditions similar to the previous agreement. The contract also includes competitive advantages in handling trademarks and advertising.

As part of the agreements, Grupo Elektra received financing of US$ 140 million, payable in four variable annual installments beginning in January 2007. This would generate interest at an annual rate of 1.27% . Further, during the term of the contract it would receive US$ 50 million as partial compensation for rendering services.

Additionally, the company would become the payer agent for Vigo Remittance Corp., a leading company in international money transfers in Mexico.

With this, Grupo Elektra will increase even more the range of options available for electronic transfer users between the United States and Mexico.

NOTE 17. CONTINGENCIES

a. The financial statements used to compute the equity investment of Grupo Elektra in Comunicaciones Avanzadas, S. A. de C. V. (CASA) do not include any adjustment that might be necessary as a result of the lawsuits for civil fraud filed in a U.S. Federal Court in January 2005 by the Securities and Exchange Commission (SEC) and certain minority shareholders against Azteca Holdings, S. A. de C. V. (subsidiary of CASA), TV Azteca, S. A. de C. V. (subsidiary of Azteca Holdings, S. A. de C. V.) and its officers Ricardo B. Salinas Pliego, Pedro Padilla Longoria and Luis Echarte Fernández. These suits are based on possible violations of the law and certain stock market rules in the United States of America related to operations carried out between Nortel, Unefon and Codisco in 2003.

Further, in 2005 Mexico's National Banking and Securities Commission (Commission) began an administrative proceeding against TV Azteca, S. A. de C. V. for possible violations of disclosure under the Mexico's Stock Market Law with respect to the same operations.

Because these lawsuits and the administrative proceeding are in process, and because company management believes the SEC and the Commission accusations are unfounded, it is not possible to determine the impact, if any, that they will have on the financial statements of TV Azteca, S. A. de C. V. or its principal officers or the Board of Directors.

Because of this, the consolidated financial statements of Grupo Elektra, S. A. de C. V. do not include any adjustment that might be necessary as a result of the situations mentioned above.

b. The Company and its subsidiaries are parties to various legal proceedings and lawsuits during the normal course of operations. company management believes that none of these suits against the company, individually or consolidated, will have a significant adverse effect on its business or financial position.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2006

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/S/ Rodrigo Pliego Abraham
Rodrigo Pliego Abraham Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.